Exhibit 99.2

These materials are important and require your immediate attention. They require shareholders of Theratechnologies Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisor. If you are a shareholder of Theratechnologies Inc. and have any questions regarding the information contained in this circular or require assistance with voting or in completing your form of proxy or voting instruction form, please contact Laurel Hill Advisory Group, our shareholder communications advisor and proxy solicitation agent, by telephone at 1-877-452-7184 (toll-free in North America) or at 1-416-304-0211 (outside of North America), or by email at assistance@laurelhill.com. Questions on how to complete your letter of transmittal should be directed to Computershare Investor Services Inc. by telephone toll-free in North America at 1-800-564-6253 or outside of North America at 1-514-982-7555 or by email to corporateactions@computershare.com.

NOTICE OF SPECIAL MEETING

OF SHAREHOLDERS OF THERATECHNOLOGIES INC. TO BE HELD ON

SEPTEMBER 12, 2025

and

MANAGEMENT PROXY CIRCULAR

with respect to an ARRANGEMENT involving

THERATECHNOLOGIES INC.

and

CB BIOTECHNOLOGY, LLC

an affiliate of

FUTURE PAK, LLC

YOUR VOTE IS IMPORTANT. TAKE ACTION AND VOTE TODAY. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION

Dated August 12, 2025

August 12, 2025

Dear Shareholders:

The board of directors (the “Board”) of Theratechnologies Inc. (the “Corporation”) cordially invites you to attend a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of the Corporation (the “Shares”) to be held in a hybrid format on Friday, September 12, 2025 at 10:00 a.m. (Eastern time), in person at the offices of Fasken Martineau DuMoulin LLP located at 800 Square Victoria, Suite 3500, Montreal, Québec, Canada and virtually via live audio webcast at https://meetnow.global/MDUWLGW. We hope that hosting a hybrid meeting will increase shareholder participation as it will enable shareholder attendance regardless of geographic location.

Details of the Proposed Plan of Arrangement

At the Meeting, pursuant to the interim order of the Superior Court of Québec (the “Court”), as the same may be amended, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving a statutory plan of arrangement (the “Arrangement”) under Chapter XVI – Division II of the Business Corporations Act (Québec) involving the Corporation and CB Biotechnology, LLC (the “Purchaser”), an affiliate of Future Pak, LLC (“Future Pak”), as more particularly described in the accompanying notice of special meeting of Shareholders and management proxy circular (the “Circular”).

Under the terms of the Arrangement, among other things, the Purchaser will acquire all of the issued and outstanding Shares for US$3.01 in cash per Share (the “Cash Consideration”) and one (1) contingent value right to be issued by the Purchaser (a “CVR” and together with the Cash Consideration, the “Consideration”), less any applicable withholdings, subject to the terms and conditions of the arrangement agreement (the “Arrangement Agreement”) dated July 2, 2025 among the Purchaser, Future Pak and the Corporation.

The Cash Consideration offered to the Shareholders under the Arrangement and the Consideration (assuming maximum payment of the CVR) represent substantial and compelling premiums of 126% and 216%, respectively, to the closing price on the Nasdaq Capital Market on April 10, 2025, the date prior to the announcement of Future Pak’s initial non-binding proposal, and of 90% and 165%, respectively, to the 30-day volume weighted average share price for the period ending on April 10, 2025.

Unanimous Board Recommendation

The Arrangement Agreement is the result of a review of strategic alternatives available to the Corporation that was led by a Special Committee comprised solely of independent directors of the Corporation (the “Special Committee”).

After careful consideration, and after consulting with outside legal and financial advisors and having taken into account such factors and matters as it considered relevant, including, among other things, the unanimous recommendation of the Special Committee, the Board has unanimously determined that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders. Accordingly, the Board has unanimously approved the Arrangement and recommends that Shareholders vote FOR the Arrangement Resolution. A full description of the information and factors considered by the Board and the Special Committee is set forth under the heading “The Arrangement – Reasons for the Arrangement” in this Circular.

Fairness Opinions

Barclays Capital Inc., as exclusive financial advisor to the Corporation, and Raymond James Ltd., retained to provide independent financial advisory services to the Special Committee, provided their respective fairness opinion to the Board and the Special Committee, to the effect that, as of July 2, 2025, and based upon and subject to the assumptions, limitations, qualifications and other matters respectively set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders. The complete texts of the fairness opinions are attached as Appendix G and Appendix H to this Circular, respectively. Shareholders are urged to read both fairness opinions in their entirety. See “The Arrangement – Fairness Opinions” in this Circular.

- ii -

Support and Voting Agreements and Significant Shareholder Support

Concurrently with the execution of the Arrangement Agreement, certain senior officers and directors of the Corporation who together own or exercise control or direction over an aggregate of 524,266 Shares, representing in the aggregate approximately 1.14% of the Corporation’s outstanding Shares, have entered into support and voting agreements with the Purchaser, pursuant to which they have agreed, among other things, to vote in favour of the Arrangement Resolution, subject to customary exceptions.

Soleus Capital Master Fund, L.P., holding 10.4% of the outstanding Shares, has informed the Board that it is supportive of the Arrangement and intends to vote in favour of the Arrangement Resolution absent a material change in circumstances.

Approval Requirements

In order for the Arrangement to become effective, Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution. The Arrangement Resolution must be approved by (i) at least 66 2⁄3% of the votes cast thereon by the holders of Shares present in person or virtually or represented by proxy at the Meeting, and (ii) at least a majority of the votes cast thereon by the holders of Shares present in person or virtually or represented by proxy at the Meeting, excluding Shares required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

The Arrangement is subject to customary closing conditions, including approval by the Court. If the necessary approval is obtained and the other conditions to closing are satisfied or waived, it is anticipated that the Arrangement will be completed before the end of the Corporation’s fourth quarter ending November 30, 2025.

Vote Your Shares Today!

Your vote is important regardless of the number of Shares you hold. Whether or not you expect to attend the Meeting, you are urged to vote in advance electronically, by telephone or by mail, by following the instructions set out on the enclosed form of proxy or voting instruction form, as applicable. All proxy forms must be returned to the attention of the Corporation’s transfer agent, Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, prior to 10:00 (Eastern Time) on September 10, 2025, or, if the Meeting is adjourned or postponed, no later than 48 hours, excluding Saturdays, Sundays and statutory holidays, before any reconvened Meeting.

Shareholders should review the accompanying Circular which describes, among other things, the background to the Arrangement as well as the reasons for the determinations and recommendations of the Special Committee and the Board. The Circular contains a detailed description of the Arrangement, including certain risk factors relating to the completion of the Arrangement. You should consider carefully all of the information in the Circular. If you require assistance, you are urged to consult your financial, legal, tax or other professional advisor. Shareholders are encouraged to visit the Meeting page on the Corporation’s website for information on all relevant Meeting materials at www.theratech.com.

Shareholder Questions and Assistance with Voting

If you have any questions about the information contained in this Circular or require assistance with voting or in completing your form of proxy or voting instruction form, please contact Laurel Hill Advisory Group, our shareholder communications advisor and proxy solicitation agent, by telephone at 1-877-452-7184 (toll-free in North America) or at 1-416-304-0211 (outside of North America), or by email at assistance@laurelhill.com. Questions on how to complete your letter of transmittal should be directed to Computershare Investor Services Inc. by telephone toll-free in North America at 1-800-564-6253 or outside of North America at 1-514-982-7555 or by email to corporateactions@computershare.com.

- iii -

On behalf of the Corporation, we would like to thank all Shareholders for their continuing support.

Yours very truly,

(signed) Frank Holler	(signed) Paul Lévesque

Frank Holler	Paul Lévesque
Chair of the Board and Chair of the Special Committee of	President and Chief Executive Officer and Director
the Board

- iv -

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT, pursuant to an interim order of the Superior Court of Québec dated August 8, 2025 (as the same may be amended, the “Interim Order”), a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Shares”) of Theratechnologies Inc. (the “Corporation”) will be held in a hybrid format on Friday, September 12, 2025 at 10:00 a.m. (Eastern time), for the following purposes:

(1)

to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix C attached to the accompanying management proxy circular (the “Circular”), approving a statutory plan of arrangement (the “Arrangement”) under Chapter XVI – Division II of the Business Corporations Act (Québec) (the “QBCA”) involving the Corporation and CB Biotechnology, LLC (the “Purchaser”), an affiliate of Future Pak, LLC ( “Future Pak”), as more particularly described in the Circular; and

(2)	to transact any other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Meeting will be held in a hybrid format, in person at the offices of Fasken Martineau DuMoulin LLP located at 800 Square Victoria, Suite 3500, Montreal, Québec, Canada and virtually via live audio webcast at https://meetnow.global/MDUWLGW. We hope that hosting a hybrid meeting will increase shareholder participation as it will enable attendance regardless of geographic location.

Shareholders are entitled to vote at the Meeting in person or by proxy, with each Share entitling the holder thereof to one (1) vote at the Meeting. The Board of Directors of the Corporation has fixed August 13, 2025 as the record date for determining Shareholders who are entitled to receive notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof. Only Shareholders whose names have been entered in the register of the Corporation as at the close of business on such date will be entitled to receive notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof.

Whether or not you are able to attend the Meeting, Shareholders are strongly encouraged to vote in advance electronically, by telephone or by mail, by following the instructions set out on the form of proxy or voting instruction form, as applicable, which accompanies this Notice of Special Meeting of Shareholders. Detailed instructions on how to complete and return proxies and voting instruction forms by mail or e-mail are provided starting on page 25 of the Circular. Proxies must be received by the Corporation’s transfer agent, Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, Attention: Proxy Department, not later than 10:00 a.m. (Eastern time) on September 10, 2025 (or not later than 48 hours, excluding Saturdays, Sundays and statutory holidays, before any reconvened meeting if the Meeting is adjourned or postponed). Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The time limit for the deposit of proxies may also be waived or extended by the Chair of the Meeting at his discretion, without notice.

Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary (each, an “Intermediary”), should carefully follow the instructions set forth in the enclosed voting instruction form to ensure that their Shares are voted at the Meeting in accordance with such Shareholder’s instructions, to arrange for their Intermediary to complete the necessary transmittal documents and to ensure that they receive payment for their Shares if the Arrangement is completed.

The voting rights attached to the Shares represented by a proxy in the enclosed form of proxy will be voted in accordance with the instructions indicated thereon. If no instructions are given, the voting rights attached to such Shares will be voted FOR the Arrangement Resolution.

Pursuant to and in accordance with the plan of arrangement attached as Appendix B to the accompanying Circular (the “Plan of Arrangement”), the Interim Order and the provisions of Chapter XIV the QBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Superior Court of Québec (the “Court”)), registered Shareholders (other than holders of Shares who have failed to exercise all the voting rights carried by the Shares held by such holders against the Arrangement Resolution) may exercise dissent rights with respect to all of their Shares (the “Dissent Rights”) in connection with the Arrangement and, if the Arrangement becomes effective, to be paid the fair value of their Shares by the Purchaser (less any applicable withholdings). Dissent Rights are more particularly described in the accompanying Circular. A registered Shareholder

- v -

who wishes to exercise Dissent Rights must send to the Corporation a written notice informing the Corporation of such Shareholder’s intention to exercise Dissent Rights (the “Dissent Notice”), which Dissent Notice must be received by the Corporation at its head office located at 2015 Peel Street, 11th Floor, Montreal, Québec, Canada H3A 1T8, Attention: Mtre. Jocelyn Lafond, General Counsel and Corporate Secretary, with a copy to Fasken Martineau DuMoulin LLP at 800 Square Victoria, Suite 3500, Montreal, Québec, Canada H3C 0B4, Attention: Mtres. Brandon Farber and Hugo Séguin, not later than 5:00 p.m. (Eastern time) on September 10, 2025 or not later than 5:00 p.m. (Eastern time) on the business day that is two business days (excluding Saturdays, Sundays and holidays) immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be. Failure to strictly comply with the requirements set forth in Chapter XIV of the QBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court) may result in the loss of Dissent Rights. Anyone who is a beneficial owner of Shares registered in the name of an Intermediary and who wishes to exercise Dissent Rights should be aware that only registered Shareholders are entitled to exercise Dissent Rights. Accordingly, a non-registered Shareholder who desires to exercise Dissent Rights must make arrangements for the Shares beneficially owned by such holder to be registered in the name of such holder prior to the time the Dissent Notice is required to be received by the Corporation or, alternatively, make arrangements for the registered Shareholder of such Shares to exercise Dissent Rights on behalf of such Shareholder. A Shareholder wishing to exercise Dissent Rights may only exercise such rights with respect to all Shares registered in the name of such Shareholder if such Shareholder exercised all the voting rights carried by those Shares against the Arrangement Resolution. It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights.

If you have any questions or require assistance with voting or in completing your form of proxy or voting instruction form, please contact Laurel Hill Advisory Group, the Corporation’s shareholder communications advisor and proxy solicitation agent, by telephone at 1-877-452-7184 (toll-free in North America) or at 1-416-304-0211 (outside of North America), or by email at assistance@laurelhill.com.

Questions on how to complete your Letter of Transmittal should be directed to Computershare Investor Services Inc. by telephone toll-free in North America at 1-800-564-6253 or outside of North America at 1-514-982-7555 or by email to corporateactions@computershare.com.

Dated at Montreal, Québec, Canada, August 12, 2025.

By order of the Board of Directors,

(signed) Jocelyn Lafond

Jocelyn Lafond

General Counsel and Corporate Secretary

Theratechnologies Inc.

- vi -

MANAGEMENT PROXY CIRCULAR

- i -

- ii -

- iii -

ITEM I.	MANAGEMENT PROXY CIRCULAR

This management proxy circular (this “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Theratechnologies Inc. (the “Corporation”) for use at the special meeting of the shareholders of the Corporation (the “Meeting”) to be held on Friday, September 12, 2025 at 10:00 a.m. (Eastern Time) or any adjournment(s) or postponement(s) thereof, and for the purposes set forth in the accompanying Notice of Meeting.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth in the “Glossary of Terms” in Appendix A or elsewhere in the Circular.

All currency amounts referred to in this Circular, unless otherwise stated, are expressed in U.S. dollars. On August 12, 2025, the closing rate published by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was $1.00 = CAD$1.3775 and of Canadian dollars into U.S. dollars was CAD$1.00 = $0.7260.

Information contained in this Circular is given as of August 12, 2025, except where otherwise noted.

ITEM II.	CAUTIONARY STATEMENTS

We have not authorized any person to give any information or to make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular. If any such information or representation is given or made to you, you should not rely on it as having been authorized or as being accurate.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. The delivery of this Circular will not, under any circumstances, create any implication or be treated as a representation that there has been no change in the information set out herein since the date of this Circular.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and are urged to consult with their own legal, tax, financial or other professional advisor.

The information pertaining to CB Biotechnology, LLC (the “Purchaser”) and Future Pak, LLC (“Future Pak”) contained under “Information Concerning the Purchaser and Future Pak” of this Circular has been provided by them for inclusion in this Circular. Although the Corporation has no knowledge that would indicate that any such information contained herein is untrue or incomplete, the Corporation does not assume any responsibility for the accuracy or completeness of such information, or for the failure by the Purchaser or Future Pak, as applicable, to disclose events or information that may affect the completeness or accuracy of such information.

Descriptions in this Circular of the terms of the Arrangement Agreement, the Plan of Arrangement, the Interim Order, the Support and Voting Agreements, the Barclays Fairness Opinion and the Raymond James Fairness Opinion are summaries of the terms of those documents. Shareholders should refer to the full text of each of the Plan of Arrangement, the Interim Order, the Barclays Fairness Opinion and the Raymond James Fairness Opinion, which are attached to this Circular as Appendix B, Appendix D, Appendix G and Appendix H respectively, and copies of the Arrangement Agreement and the Support and Voting Agreements have been filed by the Corporation under its issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at https://www.sec.gov/edgar/search. You are urged to carefully read the full text of these documents.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

ITEM III.	FORWARD-LOOKING STATEMENTS

This Circular contains “forward-looking information” within the meaning of applicable securities legislation and the Corporation intends that such forward-looking information be subject to the safe harbours created thereby. Forward-looking information can generally be identified by the use of words such as “approximately”, “may”, “will”, “could”, “believes”, “expects”, “intends”, “should”, “would”, “plans”, “potential”, “project”, “anticipates”, “estimates”, “scheduled” or “forecasts”, or other comparable terms that state that certain events will or will not occur. More particularly and without restriction, this Circular contains forward-looking statements and information regarding risks and uncertainties related to the transactions contemplated by the Arrangement which include, but are not limited to: the reasons for, and the anticipated benefits of, the Arrangement for the Corporation and its stakeholders; the timing of various steps to be completed in connection with the Arrangement, including the anticipated dates for the holding of the Meeting; the receipt and timing of the Final Order and the Effective Date of the Arrangement; the timing and effects of the Arrangement; the solicitation of proxies by the Corporation; the consequences to Shareholders if the Arrangement is not completed; the expectation that the Corporation will cease to be a reporting issuer following the completion of the Arrangement and that the Shares will be delisted from the TSX and from the Nasdaq following completion of the Arrangement; the ability of the Parties to satisfy the other conditions to the closing of the Arrangement; the achievement of the CVR Milestones; the ability to receive payments pursuant to the terms of the CVR Agreement and the timing of such payments; and other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. These forward-looking statements express, as of the date of this Circular, the estimates, predictions, projections, expectations, or opinions of the Corporation about future events or results, as well as other assumptions, both general and specific, that the Corporation believes are appropriate in the circumstances, including but not limited to assumptions as to the ability of the Parties to receive, in a timely manner and on satisfactory terms, the Required Shareholder Approval and Court approval; the ability of the Parties to satisfy, in a timely manner, the other conditions to the Closing and the completion of the Arrangement on expected terms; the impact of the Arrangement and the dedication of substantial resources from the Corporation to pursuing the Arrangement on the Corporation’s ability to maintain its current business relationships and its current and future operations, financial condition and prospects; and other expectations and assumptions concerning the steps required to give effect to the Arrangement. Although the Corporation believes that the expectations produced by these forward-looking statements are founded on valid and reasonable bases and assumptions, these forward-looking statements are inherently subject to important risks and uncertainties, many of which are beyond the Corporation’s control, such that actual results may differ significantly from those that are disclosed in or implied by such forward-looking statements. The important risks and uncertainties that may cause the actual results and future events to differ significantly from the expectations currently expressed include, but are not limited to: the possibility that the Arrangement will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, the Required Shareholder Approval and Court approval and other conditions to the closing of the Arrangement or for other reasons; the Purchaser’s ability to complete the anticipated Debt Financing as contemplated by the Debt Commitment Letter; the failure by the Corporation to achieve any CVR Milestone; the uncertainty surrounding the Arrangement could adversely affect the Corporation’s retention of customers, business partners and key employees; the potential for a third party to make an Acquisition Proposal; risks related to tax matters; other risks inherent to the business carried out by the Corporation and factors beyond its control which could have a Material Adverse Effect on the Corporation or its ability to complete the Arrangement; and general economic conditions, including the potential impact of tariffs. For additional risks and uncertainties about the Corporation’s business, please see the “Financial Risk Management” and “Risk Factors” sections of the Corporation’s 2024 Annual MD&A, which is available under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca, and section “Risk Factors” under the heading “Key Information” of the Corporation’s Form 20-F, which is available under the Corporation’s issuer profile on EDGAR at https://www.sec.gov/edgar/search. Readers should carefully consider the matters set forth in the section entitled “Risk Factors”. Readers are cautioned that the foregoing list of factors is not exhaustive and undue reliance should not be placed on forward-looking statements. As a result, readers are advised that actual results may differ materially from expected results. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

ITEM IV.	NOTICE TO SHAREHOLDERS NOT RESIDENT IN CANADA

The Corporation is a corporation existing and organized under the laws of Québec, Canada, and is a “foreign private issuer” within the meaning of the rules promulgated under the U.S. Exchange Act. Section 14(a) of the U.S. Exchange Act and related proxy rules are not applicable to the Corporation nor to this solicitation and, therefore, this solicitation is not being effected in accordance with such laws. The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate laws and Canadian Securities Laws, which differ from disclosure requirements in the United States.

The unaudited interim financial statements and annual audited historical financial statements of the Corporation and other financial information included or incorporated by reference in this Circular have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and thus may differ from the U.S. generally accepted accounting principles. Shareholders that are United States taxpayers are advised to consult their independent tax advisors regarding the United States federal, state, local and foreign tax consequences to them by participating in the Arrangement.

The enforcement by investors of civil liabilities under United States federal and state securities laws may be affected adversely by the fact that the Corporation is organized under the laws of a jurisdiction other than the United States, that some (or all) of its respective officers and directors are residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, or that all or a substantial portion of the assets of the Corporation and such directors, officers and experts may be located outside the United States. As a result, it may be difficult or impossible for Shareholders resident in the United States to effect service of process within the United States upon the Corporation and its respective officers and directors or the experts named herein, or to realize against them on judgments of courts of the United States. In addition, Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under United States federal or state securities laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under United States federal or state securities laws.

Shareholders who are foreign taxpayers should be aware that the Arrangement described in this Circular may have tax consequences both in Canada and in foreign jurisdictions that are not described in this Circular. Shareholders are advised to consult their tax advisors to determine the tax consequences to them of the transactions contemplated in this Circular having regard to their particular circumstances.

ITEM V.	QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT

The following are some questions that you, as a Shareholder, may have relating to the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular, the attached Appendices, the form of proxy and the Letter of Transmittal, all of which are important and should be reviewed carefully. You are urged to read this Circular in its entirety before making a decision related to your Shares. See the “Glossary of Terms” in Appendix A of this Circular for the meanings assigned to capitalized terms used below and elsewhere in this Circular that are not otherwise defined in these questions and answers.

Q:	Why did I receive this document?

A:

This document is a management proxy circular that has been mailed in advance of the Meeting. This Circular describes, among other things, the background to the Arrangement as well as the reasons for the determinations and recommendations of the Special Committee and the Board. This Circular contains a detailed description of the Arrangement, including certain risk factors relating to the completion of the Arrangement. If you are a Shareholder, a form of proxy or voting instruction form, as applicable, accompanies this Circular.

On July 2, 2025, the Corporation, the Purchaser and Future Pak entered into the Arrangement Agreement pursuant to which they agreed, subject to certain terms and conditions, to complete the Arrangement. See “The Arrangement Agreement” for a summary of the Arrangement Agreement’s terms and conditions. The full text of the Arrangement Agreement is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at https://www.sec.gov/edgar/search. The Arrangement is subject to, among other things, obtaining the approval of the Shareholders.

If you are a holder of Exchangeable Subscription Receipts, Warrants, Options, SARs and/or DSUs, but are not a Shareholder on the Record Date, you received this Circular to provide you with notice and information with respect to the treatment of Exchangeable Subscription Receipts, Warrants, Options, SARs and/or DSUs under the Arrangement. See “The Arrangement – Arrangement Steps”.

Q:	Who is soliciting my proxy?

A:

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Corporation for use at the Meeting or any adjournment(s) or postponement(s) thereof. It is expected that solicitations of proxies will be made primarily by mail and supplemented by telephone or other personal contact by directors, senior officers and employees of the Corporation without special compensation. The Corporation has retained Laurel Hill Advisory Group as shareholder communications advisor and proxy solicitation agent to, among other things, assist in the solicitation of proxies and may also retain other persons as the Corporation deems necessary to aid in the solicitation of proxies with respect to the Meeting. See “Information concerning the Meeting – Solicitation of Proxies”.

Q:	Does the Board support the Arrangement?

A:

Yes. After careful consideration, and after consulting with outside legal and financial advisors and having taken into account such factors and matters as it considered relevant, including, among other things, the unanimous recommendation of the Special Committee, the Board has unanimously determined that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders. Accordingly, the Board has unanimously approved the Arrangement and recommends that Shareholders vote FOR the Arrangement Resolution. A full description of the information and factors considered by the Board and the Special Committee is set forth under the heading “The Arrangement – Reasons for the Arrangement” in this Circular.

Q:	What will I receive for my Shares under the Arrangement?

A:

If the Arrangement is completed, each Share will be transferred to the Purchaser in exchange for $3.01 in cash and one (1) CVR per Share to be issued by the Purchaser, subject to any applicable withholdings pursuant to the terms and conditions of the Arrangement Agreement.

The cash portion of the consideration offered to the Shareholders and the combined cash and CVR consideration (assuming maximum payment of the CVR) represent premiums of 126% and 216%, respectively, to the closing price on the Nasdaq on April 10, 2025, the date prior to the announcement of Future Pak’s initial non-binding proposal, and of 90% and 165%, respectively, to the 30-day volume weighted average share price for the period ending on April 10, 2025.

Q:	What is a CVR?

A:

Each CVR is a contractual right and a form of contingent consideration that will entitle the holder thereof to aggregate payments from the Purchaser of up to $1.19 per CVR, subject to the CVR Agreement and if the CVR Milestones set out in the CVR Agreement are achieved by the Corporation. The CVR Agreement contains a maximum aggregate payment of $65 million to CVR Holders. For additional information on the CVRs, please see “The Arrangement Agreement – CVR Agreement” and “Risk Factors – Risks Relating to the Arrangement.”

Q:	What will I receive for my Options, SARs, Warrants, DSUs or Exchangeable Subscription Receipts under the Arrangement?

A:

In accordance with and subject to the Plan of Arrangement and notwithstanding anything contrary in the Incentive Plans or any applicable grant letter, employment agreement or any resolution or determination of the Board (or any committee thereof), the Options, SARs, Warrants, DSUs or Exchangeable Subscription Receipts identified below shall be treated as follows:

(a)

each Option outstanding immediately prior to the Effective Time with an Exercise Price per Share that is less than the Cash Consideration that has not yet vested in accordance with its terms shall be accelerated so that such Option becomes exercisable, notwithstanding the terms of the Share Option Plan or any award or similar agreement pursuant to which such Option was granted or awarded, immediately following which each such Option that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Corporation, free and clear of all Liens, in exchange for an amount in cash from the Corporation equal to the Cash Consideration less the applicable Exercise Price in respect of such Option, less any applicable withholdings pursuant to the Plan of Arrangement, and one (1) CVR issued by the Purchaser on behalf of the Corporation, less any applicable withholdings pursuant to the Plan of Arrangement, and such Option shall immediately be cancelled and all of the Corporation’s obligations with respect to such Option shall be deemed to be fully satisfied;

(b)

each Underwater Option that has not yet vested in accordance with its terms shall be accelerated so that such Option becomes exercisable, notwithstanding the terms of the Share Option Plan or any award or similar agreement pursuant to which such Option was granted or awarded, immediately following which each such Option that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Corporation, free and clear of all Liens, in exchange for one (1) CVR issued by the Purchaser on behalf of the Corporation, less any applicable withholdings pursuant to the Plan of Arrangement, and such Option shall immediately be cancelled and all of the Corporation’s obligations with respect to such Option shall be deemed to be fully satisfied; provided that each CVR issued to a holder in respect of an Underwater Option shall only entitle such holder to a maximum amount in cash equal to the amount by which the Cash Consideration plus the Maximum Milestone Payments Amount exceeds the Exercise Price per Share of such Underwater Option, if payable and as otherwise determined in accordance with the CVR Agreement. For greater certainty, where the Exercise Price of any Option is greater than or equal to the Cash Consideration plus the Maximum Milestone Payments Amount, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Option the Consideration or any other amount in respect of such Option, and the Option shall be immediately cancelled;

(c)

each SAR outstanding immediately prior to the Effective Time with an Exercise Price per Share that is less than the Cash Consideration that has not yet vested in accordance with its terms shall be accelerated so that such SAR becomes exercisable, notwithstanding the terms of the SAR Plan or any award or similar agreement pursuant to which any SARs were granted or awarded, immediately following which each such SAR that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Corporation, free and clear of all Liens, in exchange for an amount in cash from the Corporation equal to the Cash Consideration less the applicable Exercise Price in respect of such SAR, less any applicable withholdings pursuant to the Plan of Arrangement, and one (1) CVR issued by the Purchaser on behalf of the Corporation, less any applicable withholdings pursuant to the Plan of Arrangement and such SAR shall immediately be cancelled and all of the Corporation’s obligations with respect to such SAR shall be deemed to be fully satisfied;

(d)

each Underwater SAR that has not yet vested in accordance with its terms shall be accelerated so that such SAR becomes exercisable, notwithstanding the terms of the SAR Plan or any award or similar agreement pursuant to which such SAR was granted or awarded, immediately following which each such SAR that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Corporation, free and clear of all Liens, in exchange for one (1) CVR issued by the Purchaser on behalf of the Corporation, less any applicable withholdings pursuant to the Plan of Arrangement, and such SAR shall immediately be cancelled and all of the Corporation’s obligations with respect to such SAR shall be deemed to be fully satisfied; provided that each CVR issued to a holder in respect of an Underwater SAR shall only entitle such holder to a maximum amount in cash equal to the amount by which the Cash Consideration plus the Maximum Milestone Payments Amount exceeds the Exercise Price per Share of such Underwater SAR, if payable and as otherwise determined in accordance with the CVR Agreement. For greater certainty, where the Exercise Price of any SAR is greater than or equal to the Cash Consideration plus the Maximum Milestone Payments Amount, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such SAR the Consideration or any other amount in respect of such SAR, and the SAR shall be immediately cancelled;

(e)

each Warrant outstanding immediately prior to the moment that is immediately prior to the Effective Time that has not yet vested in accordance with its terms shall be accelerated so that such Warrant becomes exercisable, notwithstanding the terms of the Warrants or any award or similar agreement pursuant to which any Warrants were granted or awarded, immediately following which each Warrant that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Corporation, free and clear of all Liens, in exchange for an amount in cash from the Corporation equal to the amount (if any) by which the Cash Consideration exceeds the Exercise Price of such Warrant, multiplied by the fraction of Share that such Warrant entitles the holder to purchase, being one fourth (1/4) of a Share, less any applicable withholdings pursuant to the Plan of Arrangement, and one (1) CVR, issued by the Purchaser on behalf of the Corporation, for every four (4) Warrants, with any fractions rounded down to the nearest whole with no further compensation for any loss of such fractional part of a CVR, less any applicable withholdings pursuant to the Plan of Arrangement, and each such Warrant shall immediately be cancelled and all of the Corporation’s obligations with respect to each such Warrant shall be deemed to be fully satisfied. For greater certainty, where the foregoing amount is equal to zero or negative for any such Warrant, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Warrant the Cash Consideration or any other amount in respect of such Warrant, and the Warrant shall be immediately cancelled;

(f)

each DSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the DSU Plan or any award or similar agreement pursuant to which any DSUs were granted or awarded, as applicable, be deemed to have vested;

(g)

each whole DSU that remains outstanding shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Corporation, free and clear of all Liens, in exchange for (i) an amount in cash from the Corporation equal to the Cash Consideration, in each case, with such amounts to be paid to the applicable holders in accordance with the Plan of Arrangement less any applicable withholdings pursuant to the Plan of Arrangement and (ii) one (1) CVR issued by the Purchaser on behalf of the Corporation, less any applicable withholdings pursuant to the Plan of Arrangement, and each such DSU shall immediately be cancelled and all of the Corporation’s obligations with respect to each such DSU shall be deemed to be fully satisfied;

(h)

each fractional DSU that remains outstanding (if any) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Corporation in exchange for an amount in cash from the Corporation equal to the Cash Consideration multiplied by the applicable fraction of a DSU held by the applicable holder, in each case, with such amounts to be paid to the applicable holders in accordance with the Plan of Arrangement less any applicable withholdings pursuant to the Plan of Arrangement and each such fractional DSU shall immediately be cancelled and all of the Corporation’s obligations with respect to each such fractional DSU shall be deemed to be fully satisfied; and

(i)

each Exchangeable Subscription Receipt that is not exchanged into Shares immediately prior to the Effective Time and that remains outstanding shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Corporation, free and clear of all Liens, in exchange for (i) the Exchangeable Subscription Receipt Cash Consideration with such amount to be paid to the holder in accordance with the Plan of Arrangement less any applicable withholdings and (ii) one (1) CVR issued by the Purchaser on behalf of the Corporation, less any applicable withholdings pursuant to the Plan of Arrangement, and each such Exchangeable Subscription Receipt shall immediately be cancelled and all of the Corporation’s obligations with respect to each such Exchangeable Subscription Receipt shall be deemed to be fully satisfied.

See “The Arrangement – Arrangement Steps”.

Q:	When is the Arrangement expected to be completed?

A:

It is currently anticipated that the Effective Date will occur by the end of the Corporation’s fourth quarter ending November 30, 2025. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order. As provided under the Arrangement Agreement, the Corporation will file the Articles of Arrangement with the Enterprise Registrar as soon as reasonably practicable and in any event no later than seven (7) Business Days after the satisfaction or waiver of the conditions to the completion of the Arrangement to give effect to the Arrangement.

The Arrangement must be completed on or prior to December 2, 2025, which is the Outside Date, unless the parties to the Arrangement Agreement agree to extend the Outside Date.

Q:	Who can vote at the Meeting?

A:

As a Shareholder on the Record Date, you are entitled to receive notice of, and to vote at, the Meeting. The Corporation is soliciting your proxy, or vote, and providing this Circular in connection with such solicitation.

Only Shareholders on the Record Date are entitled to vote their Shares at the Meeting and holders of only Exchangeable Subscription Receipts, Warrants, Options, SARs and/or DSUs, as the case may be, are not entitled to vote at the Meeting.

Q:	Am I a registered shareholder or a non-registered shareholder and what is the difference?

A:

Registered Shareholders hold Shares of the Corporation registered in their names with the Corporation’s transfer agent, Computershare, and such Shares are generally evidenced by a share certificate or direct registration statement.

Non-Registered Shareholders beneficially own their Shares through an Intermediary. If your Shares appear on an account statement provided by your bank, broker or financial advisor, you are, in all likelihood, a Non-Registered Shareholder. The Corporation and its transfer agent do not have a record of the Non-Registered Shareholders and, as a result, will have no knowledge of your shareholdings and entitlement to vote. Therefore, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries to ensure that their Shares are voted at the Meeting in accordance with such Non-Registered Shareholder’s instructions.

Q:	When and where is the Meeting?

A:

The Meeting will be held in hybrid format on Friday, September 12, 2025 at 10:00 a.m. (Eastern time), in person at the offices of Fasken Martineau DuMoulin LLP located at 800 Square Victoria, Suite 3500, Montreal, Québec, Canada and virtually via live audio webcast at https://meetnow.global/MDUWLGW.

Q:	How do I vote my Shares?

A:

As a Registered Shareholder, you may vote (i) by attending the Meeting in person or virtually, (ii) by appointing a proxyholder designated by the Corporation in the form of proxy as your proxyholder, (iii) by appointing a Third Party Proxyholder, or (iv) by Internet, smartphone, telephone or mail, as further described in this Circular under the heading “Information concerning the Meeting – How to Vote at the Meeting”.

As a Non-Registered Shareholder, you may vote (i) by attending the Meeting in person or virtually by first appointing yourself as your proxyholder, (ii) by appointing a proxyholder designated by the Corporation in the voting instruction form as your proxyholder or through your Intermediary in accordance with the instructions provided by your Intermediary, or (iii) by Internet, smartphone, telephone or mail as permitted and described in the voting instruction form provided to you, as further described in this Circular under the heading “Information concerning the Meeting – How to Vote at the Meeting”.

Q:	If my Shares are held by my broker, will my broker vote my Shares for me?

A:

If you are a Non-Registered Shareholder, you must provide your voting instructions to your Intermediary on how to vote. Without instructions, those Shares may not be voted. Most Intermediaries delegate responsibility for obtaining instructions to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of a form of proxy to Non-Registered Shareholders and provides appropriate instructions respecting voting of Shares to be represented at the Meeting. Non-Registered Shareholders should complete the voting instruction form by following the directions provided on the form. Unless your broker or other Intermediary gives you its specific proxy, voting instruction form or other method to provide voting instructions to vote the Shares at the Meeting, you should complete the voting instruction form provided. See “Information concerning the Meeting – How to Vote at the Meeting”.

Q:	Can I revoke my proxy after I submit it?

A:

Yes. A Registered Shareholder who has submitted a proxy may revoke such proxy by: (a) completing and signing a proxy bearing a later date and depositing it with Computershare in accordance with the instructions set out above, or (b) depositing an instrument in writing executed by the Registered Shareholder or by such Shareholder’s personal representative authorized in writing (i) at the office of Computershare no later than 10:00 a.m. (Eastern time) on September 10, 2025 (or not later than 48 hours, excluding Saturdays, Sundays and statutory holidays, before any reconvened meeting if the Meeting is adjourned or postponed), (ii) with the Chair of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or where the Meeting has been adjourned or postponed, prior to the commencement of the reconvened or postponed Meeting on the day of such reconvened or postponed Meeting, or (iii) in any other manner permitted by law. In addition, if you are a Registered Shareholder, once you arrive at the Meeting and you register with the Corporation’s transfer agent, you may (but are not obliged to) revoke any and all previously submitted proxies by voting on the matters put forth at the Meeting. If you attend the Meeting but do not vote by poll, your previously submitted proxy will remain valid. See “Information concerning the Meeting – Appointment and Revocation of Proxies”.

If you are a Non-Registered Shareholder and you want to revoke your voting instruction form, contact your Intermediary to find out what to do. Please note that your Intermediary will need to receive any new instructions sufficiently in advance of the Meeting in order to act on them.

Q:	Should I send in my proxy or voting instructions now?

A:

Whether or not you expect to attend the Meeting, we encourage you to take the time to complete, sign, date and return the enclosed form of proxy or voting instruction form, as applicable, in accordance with the instructions set out therein so that your Shares can be voted at the Meeting, in accordance with one of the voting methods set forth in the table below.

Voting Method	Registered Shareholders	Non-Registered Shareholders
	If your Shares are held in your name and represented by a share certificate or DRS Advice	If your Shares are held with an Intermediary or a depository (such as CDS Clearing and Depository Services Inc. or Depository Trust Company)

Via the internet	Go to www.investorvote.com. Enter the 15- digit control number printed on your form of proxy and follow the instructions on screen.	Go to www.proxyvote.com. Enter the 16-digit control number printed on your voting instruction form and follow the instructions on the screen.

By email	You will need to scan your completed and signed proxy form and email it to service@computershare.com.	Follow the instructions provided by your Intermediary.

By Smartphone	Scan the QR code on your form of proxy and follow the instructions.	Follow the instructions provided by your Intermediary.

By telephone	Vote by telephone at 1-866-732-8683 within North America (toll-free) or 312-588-4290 outside North America using the 15-digit control number printed on your form of proxy.	Vote by telephone (toll-free) at 1-800-474- 7493 (English) or 1-800-474-7501 (French) using the 16-digit control number provided on the voting instruction form.

By mail	Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, Attention: Proxy Department	Complete, date and sign the voting instruction form and return it in the enclosed postage paid envelope.

By fax	Complete the proxy form or voting instruction form, as applicable, and return it by fax at 416 263-9524 or 1 866 249-7775.	Follow the instructions provided by your Intermediary.

The Corporation may utilize Broadridge’s QuickVote™ service to assist eligible Non-Registered Shareholders with voting their Shares over the telephone. In accordance with applicable Securities Laws, certain Non-Registered Shareholders who are NOBOs may be contacted by Laurel Hill Advisory Group, which is soliciting proxies on behalf of the management of the Corporation, to conveniently obtain a vote directly over the telephone.

Q:	Can I ask questions at the Meeting?

A:

Registered Shareholders and duly registered Third Party Proxyholders who log into the Meeting will be entitled to ask questions in writing during the Meeting by using the “Q&A” tab of the platform that will be available for that purpose. Persons logging into the virtual Meeting as “guest” will not be able to ask questions during the Meeting. Questions will be reviewed by the Corporation during the Meeting, but not all questions will be answered by directors or members of management attending the Meeting. Questions for which answers will be provided during the Meeting will be read and answered verbally by directors and/or members of management attending the Meeting. The Corporation does not undertake to answer all of the questions asked nor to communicate with each individual who asked questions during the Meeting to provide them with the answers thereof.

Q:	What are the Canadian income tax consequences of the Arrangement to Shareholders?

A:

The Arrangement will generally be a taxable transaction for Shareholders resident in Canada and, as a result, such Shareholders will generally be required to pay tax on the gain (if any) recognized from the disposition of Shares pursuant to the Arrangement. This summary is qualified in its entirety by the discussion under “Certain Canadian Federal Income Tax Considerations”. The discussion under those headings are not intended to be legal or tax advice to any particular Shareholder. Tax matters are complicated, and the income tax consequences of the Arrangement to you will depend on your particular circumstances.

Shareholders should carefully read the information in this Circular under “Certain Canadian Federal Income Tax Considerations” which qualifies the information set out below and should consult their own tax advisors. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Shareholders who are residents of Canada for purposes of the Tax Act will realize a disposition of their Shares under the Arrangement for income tax purposes. The Canadian income tax consequences in respect of the receipt, holding and disposition of the CVRs, including the tax consequences of the receipt of payments pursuant to the CVRs, are not entirely free from doubt. Shareholders should carefully read the information in this Circular under the heading “Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada” and are urged to consult their own tax advisors having regard to their own particular circumstances.

Shareholders who are not residents of Canada for purposes of the Tax Act and that do not hold their Shares as “taxable Canadian property” (as defined in the Tax Act) will generally not be subject to tax under the Tax Act on the disposition of their Shares under the Arrangement. See “Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada”.

The discussion under the heading “Certain Canadian Federal Income Tax Considerations” is not intended to be legal or tax advice to any particular Shareholder. Tax matters are complicated, and the income tax consequences of the Arrangement to you will depend on your particular circumstances. Because individual circumstances may differ, you should consult with your tax advisors as to the specific tax consequences of the Arrangement to you.

Q:	What are the United States federal income tax consequences of the Arrangement for U.S. Shareholders?

A:

Subject to the discussion in the section under the heading “Certain United States Federal Income Tax Considerations”, including the discussion concerning whether the Corporation is or has been a PFIC (as defined in such section), a U.S. Shareholder who holds Shares as capital assets and who sells such Shares pursuant to the Arrangement and receives the Consideration generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount received and the U.S. Shareholder’s adjusted tax basis in the Shares. The foregoing description of the U.S. federal income tax consequences of the Arrangement is qualified in its entirety by the more detailed discussion under “Certain United States Federal Income Tax Considerations” below, and neither this description nor the more detailed discussion is intended to be legal or tax advice to any particular Shareholder. Accordingly, U.S. Shareholders should consult their tax advisors with respect to their particular circumstances.

Q:	What will I have to do as a Shareholder to obtain the Consideration?

A:

Registered Shareholders will have received with this Circular a Letter of Transmittal. In order to receive the Consideration, Registered Shareholders must properly complete and duly execute the Letter of Transmittal and deliver such Letter of Transmittal, together with all other documents and instruments referred to in the Letter of Transmittal or reasonably requested by the Depositary, including the certificate(s) and/or DRS Advice(s) representing the Shares, to the Depositary in accordance with the instructions contained in the Letter of Transmittal. The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. The Cash Consideration payable will be denominated in U.S. dollars, provided that a Registered Shareholder is to be paid a converted amount in Canadian dollars if either (i) it elected to receive the payment in Canadian dollars prior to the Effective Date in its Letter of Transmittal or (ii) its address of record is within Canada and it has not elected to receive the payment in any currency prior to the Effective Date in its Letter of Transmittal. Additional copies of the Letter of Transmittal can be obtained by contacting the Depositary. The Letter of Transmittal for use by Registered Shareholders can also be found under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at https://www.sec.gov/edgar/search.

Non-Registered Shareholders holding their Shares through an Intermediary should contact that Intermediary for instructions and assistance and carefully follow any instructions provided to them by such Intermediary for the Consideration.

See “Arrangement Mechanics – Delivery of Consideration” and “Letters of Transmittal”.

Questions on how to complete the Letter of Transmittal should be directed to the Depositary, Computershare, at 1- 800-564-6253 (toll-free in Canada and the United States) or 1-514-982-7555 (from outside of Canada and the United States), or by email at corporateactions@computershare.com.

Q:	Are Shareholders entitled to Dissent Rights?

A:

Only Registered Shareholders on the Record Date are entitled to Dissent Rights. Shareholders should carefully read the section entitled “Dissenting Shareholders Rights” if they wish to exercise Dissent Rights and should seek their own legal advice. A failure to strictly comply with the requirements set forth in Chapter XIV of the QBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court) may result in the loss of Dissent Rights. See Appendix D and Appendix F to this Circular for a copy of the Interim Order and certain information relating to the Dissent Rights.

None of the following shall be entitled to exercise Dissent Rights: (i) holders of only Exchangeable Subscription Receipts, Warrants, Options, SARs, and/or DSUs, and (ii) Shareholders who vote or have instructed a proxyholder to vote Shares in favour of the Arrangement Resolution or who abstained from voting on the Arrangement Resolution.

Q:	Who can help answer my questions?

A:

Shareholders who have any questions should consult their financial, legal, tax or other professional advisor. If you have any questions about the information contained in this Circular or require assistance with voting or in completing your form of proxy or voting instruction form, please contact Laurel Hill Advisory Group, our shareholder communications advisor and proxy solicitation agent, by telephone at 1-877-452-7184 (toll-free in North America) or at 1-416-304-0211 (outside of North America), or by email at assistance@laurelhill.com. Questions on how to complete your Letter of Transmittal should be directed to Computershare Investor Services Inc. by telephone toll-free in North America at 1-800-564-6253 or outside of North America at 1-514-982-7555 or by email to corporateactions@computershare.com.

ITEM VI.	SUMMARY

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular and the attached Appendices, all of which are important and should be reviewed carefully. See the “Glossary of Terms” in Appendix A of this Circular for the meanings assigned to capitalized terms used below and elsewhere in this Circular that are not otherwise defined in this summary.

1.	The Meeting

The Meeting will be held in hybrid format on Friday, September 12, 2025 at 10:00 a.m. (Eastern time), in person at the offices of Fasken Martineau DuMoulin LLP located at 800 Square Victoria, Suite 3500, Montreal, Québec, Canada and virtually via live audio webcast at https://meetnow.global/MDUWLGW. The Meeting is a special meeting of Shareholders at which Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution, the full text of which is set forth at Appendix C. Shareholders may also be asked to consider other business that properly comes before the Meeting or any adjournment(s) or postponement(s) thereof. See “Information concerning the Meeting”.

2.	Record Date

The Board has fixed August 13, 2025 as the Record Date, being the date for the determination of the Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof. Only Shareholders whose names have been entered in the register of the Corporation as at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof. See “Information concerning the Meeting – Voting Shares and Principal Holders Thereof”.

3.	Purpose of the Arrangement

The purpose of the Arrangement is to effect the acquisition of the Corporation by the Purchaser by way of a statutory plan of arrangement under Chapter XVI – Division II of the QBCA. Pursuant to the Arrangement Agreement, the Purchaser has agreed to acquire all of the issued and outstanding Shares for $3.01 in cash per Share and one (1) CVR to be issued by the Purchaser, subject to any applicable withholdings, as further described in the CVR Agreement. Upon completion of the Arrangement, among other things, the Purchaser will acquire all of the issued and outstanding Shares and the Corporation will become a privately-held wholly-owned subsidiary of the Purchaser. See “The Arrangement” and “The Arrangement Agreement”.

4.	Parties to the Arrangement

The Corporation

The Corporation (TSX: TH / Nasdaq: THTX) is a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. The Corporation’s business strategy is to grow revenues and to achieve a positive adjusted EBITDA from the sale of its existing and potential future assets in North America and to develop a portfolio of complementary products, compatible with its commercialization know-how. The Corporation currently commercializes two approved products for people living with HIV, namely: EGRIFTA SV® and Trogarzo® in the United States. The Corporation’s head office is located in Montreal, Québec.

The Purchaser and Future Pak

Future Pak is a privately held contract manufacturer, packager and distributor of pharmaceutical and nutraceutical products. Founded in 1977 and headquartered in Wixom, Michigan, Future Pak, along with its affiliates, operates across retail, specialty and institutional markets, leveraging its robust infrastructure and partner network to deliver quality-first, patient-centric solutions.

The Purchaser is a Delaware limited liability company that was formed on June 4, 2025 solely for the purpose of engaging in the transactions contemplated by the Arrangement Agreement. The Purchaser is not engaged in any business activities other than in connection with the transactions contemplated by the Arrangement Agreement and the Debt Financing.

5.	Background to the Arrangement

The Arrangement Agreement and the other definitive transaction documents were finalized and executed by the parties thereto following the close of markets on July 2, 2025, and the Corporation issued a press release publicly announcing the Arrangement that same evening. A summary of the main events that led to the execution of the Arrangement Agreement and certain meetings, negotiations, discussions and actions of the Parties that preceded the public announcement of the Arrangement on July 2, 2025 is provided in “The Arrangement – Background to the Arrangement”.

6.	Reasons for the Arrangement

In evaluating and approving the Arrangement and in making their determinations and recommendations, each of the Special Committee and the Board considered a number of factors including, among others, the following:

•

Thorough Targeted Market Checks. In 2023, amidst efforts by the Corporation (including with the support of Barclays Capital Inc. (“Barclays”)) to find commercial partners to achieve its strategic plan and to secure potential new financing sources, a number of third parties expressed an interest in acquiring the Corporation. As a result, after discussions with its financial and legal advisors, the Board decided to proceed with the First Targeted Market Check, which ran from February 2024 to July 2024 and was ultimately terminated due to unsatisfactory prices being offered. In the second half of 2024, the receipt of certain written and/or verbal indications of interest from third parties led to the formation of the Special Committee and the Market Check Refresh, again with the assistance of Barclays, which did not result in any offers. Following a months-long process with Bidder B that led to an uncompelling final offer, the Corporation ultimately decided to further evaluate the sale of the Corporation by way of an open and non-exclusive Sale Process and to conduct the Second Targeted Market Check, during which 20 potential bidders were contacted and four (4) unsolicited inbound reach outs were received. In connection therewith, the Corporation received two final offers, from each of Future Pak and Bidder C. Therefore, prior to signing the Arrangement Agreement, multiple targeted market checks were conducted involving solicitation of interest from potential bidders identified as potentially having a desire to pursue a transaction involving the Corporation;

•

Consideration is a Substantial and Compelling Premium. The cash portion of the consideration offered to the Shareholders and the combined cash and CVR consideration (assuming maximum payment of the CVR) represent premiums of 126% and 216%, respectively, to the closing price on the Nasdaq on April 10, 2025, the date prior to the announcement of Future Pak’s initial non-binding proposal, and of 90% and 165%, respectively, to the 30-day volume weighted average share price for the period ending on April 10, 2025;

•

Attractive Transaction Relative to Status Quo. The Special Committee, with the assistance of its financial and legal advisors, and based upon its collective knowledge of the business, affairs, operations, assets, liabilities, financial condition, results of operations and prospects of the Corporation and the current and prospective environment in which the Corporation operates, believes that the Arrangement is an attractive proposition for Shareholders relative to the status quo and is more favourable to the Shareholders than the other strategic alternatives reasonably available to the Corporation, including remaining as an independent public corporation. In particular, the Special Committee’s assessment of the Corporation’s strategic plan, the challenges it would face under the status quo, the substantial capital and resources required to implement the plan, the limited availability and high cost of such capital if the Corporation remained publicly listed, the broad declines in North American equity markets and resulting pressure on the Corporation’s share price, and the difficult macroeconomic environment, led the Special Committee to believe that the Arrangement is in the Corporation’s best interest compared to maintaining the status quo;

•

Limited Capacity to Finance Growth via Public Markets. Capital market financings by Nasdaq-listed biopharmaceutical micro-cap companies continue to be challenging with the low trading volume of the Shares being a deterrent to potential new institutional investors and the historically undervalued trading price of the Shares further exacerbates the challenges faced;

•

Cash Consideration; Immediate Liquidity. The Cash Consideration to be received by the Shareholders under the terms of the Arrangement Agreement will be paid entirely in cash and provides Shareholders with certainty, immediate value and liquidity for their investment and removes the volatility associated with owning securities of the Corporation as an independent, publicly-traded company, as well as the risks and uncertainties and longer potential timeline for realizing equivalent value from the Corporation’s strategic plan or other possible strategic alternatives;

•

Opportunity to Receive Additional Cash Payments under the CVRs. The Consideration includes a CVR tied to the value received through the EGRIFTA and Trogarzo franchises, with a maximum payment of $65 million, which provides Shareholders with an opportunity to receive future cash payments of up to $1.19 per Share;

•

Limited Potential Purchasers. In the view of the Special Committee, there are a limited number of potential purchasers with an interest to acquire the Corporation at a price per Share equivalent to the Cash Consideration, in light of the recent Targeted Market Checks performed prior to entering into the Arrangement Agreement and based on the Special Committee’s assessment, including advice from the Corporation’s management, Barclays and Raymond James Ltd. (“Raymond James”). Therefore, there may not be another opportunity for Shareholders to receive a value comparable to the Consideration to be received pursuant to the Arrangement Agreement in another transaction in the future;

•

Best Possible Terms from Purchaser. Future Pak made its first non-binding proposal regarding a potential acquisition of the Corporation in August 2024 and, since then, four (4) further offers have been made by Future Pak. Following receipt of the Second Future Pak Proposal in January 2025, which instigated discussions between parties, the discussions and arm’s length negotiations with Future Pak took place over a period of two months. The Special Committee concluded, after such extensive negotiations and on the advice of Norton Rose, Fasken, Barclays and Raymond James, that the terms and conditions in the Arrangement Agreement, including in respect of the consideration to be paid to Shareholders pursuant thereto, are the best that could be obtained from Future Pak;

•

Terms of the Arrangement Agreement; Appropriateness of Deal Protections. The Special Committee and the Board have determined, after consultation with their legal advisors, that the terms and conditions of the Arrangement Agreement, including the Corporation’s and the Purchaser’s representations, warranties and covenants and the conditions to completion of the Arrangement are reasonable in light of all applicable circumstances, and believes that the limited nature of the conditions to completion of the Arrangement as provided by the Arrangement Agreement, including the absence of a financing condition, mean that the Arrangement is likely to be completed in accordance with its terms and within a short time period. The Termination Fee of $6 million, the Purchaser’s right to match a Superior Proposal and other deal protection measures contained in the Arrangement Agreement are, in the view of the Special Committee and the Board, after receiving advice from their financial and legal advisors, appropriate for a transaction of this nature. In the view of the Special Committee, after receiving advice from its financial and legal advisors, the Termination Fee is reasonable in the context of similar fees that have been negotiated in other transactions of comparable size and nature and should not preclude a third party from making an acquisition proposal;

•

Committed Financing. The Purchaser has provided the Corporation with satisfactory evidence, including the Debt Commitment Letter, that the Purchaser has arranged for committed financing that is not subject to unusual conditions;

•

Reverse Termination Fee. The Corporation is entitled to receive the Reverse Termination Fee of $12 million if the Arrangement Agreement is terminated in the event of a breach by the Purchaser in certain circumstances or a failure by the Purchaser to consummate closing in certain circumstances;

•

Support and Voting Agreements and Significant Shareholder Support. Certain senior officers and directors of the Corporation, being Joseph Arena, Philippe Dubuc, Frank A. Holler, Jocelyn Lafond, John Leasure, Paul Lévesque, Christian Marsolais, Andrew Molson, Dawn Svoronos, Elina Tea, Dale Weil and Jordan Zwick (the “Supporting Shareholders”), who together owned or exercised control or direction over an aggregate of 524,266 Shares, representing in the aggregate approximately 1.14% of the Corporation’s outstanding Shares as at July 2, 2025, have entered into Support and Voting Agreements with the Purchaser under which they have agreed, among other things, to vote their Shares in favour of the Arrangement Resolution and against any resolution submitted by any other person that is inconsistent with the Arrangement. Further, Soleus, holding 10.4% of the outstanding Shares as at the date hereof, has on multiple occasions expressed to the Board and publicly its belief that an acquisition of the Corporation is in the best interest of the Shareholders and, on July 31, 2025, informed the Board that it is supportive of the Arrangement and intends to vote in favour of the Arrangement absent a material change in circumstances;

•

Limited Closing Conditions; Absence of Regulatory Approvals; Accelerated Timeline. The Purchaser’s obligation to complete the Arrangement is subject to a limited number of conditions, which the Special Committee and the Board, after consultation with their legal advisors, believes are reasonable under the circumstances and the closing of the Arrangement is not subject to any regulatory approvals. The Special Committee and the Board believe that the Arrangement is likely to be completed in accordance with its terms and within a short period of time following the receipt of required Shareholder and Court approvals; and

•	Treatment of Holders of Incentive Securities. The advantageous treatment of and consideration to be received by holders of Incentive Securities.

In making their unanimous determinations and recommendations, each of the Special Committee and the Board also observed that a number of procedural safeguards were, and are, present to allow the Special Committee and the Board to effectively represent the interests of the Corporation, including, among others:

•

Arm’s Length Negotiations and Special Committee Oversight. The Arrangement Agreement is the result of an extensive and robust arm’s-length negotiation process with the oversight and participation of the Special Committee, which is comprised solely of independent directors who have no financial interest in the Arrangement that is different from that of the Shareholders, and with the advice of experienced and qualified financial and legal advisors;

•

Independent Fairness Opinion. Raymond James, as independent financial advisor to the Special Committee, provided an independent fairness opinion to the Board and the Special Committee to the effect that, as at July 2, 2025, based upon and subject to the limitations, qualifications, assumptions and other matters set forth therein, the Consideration to be received by Shareholders under the Arrangement is fair, from a financial point of view, to such Shareholders. In connection with such independent fairness opinion, Raymond James will receive a fixed fee that is not dependent on the completion of the Arrangement or the conclusions it reached;

•

Financial Advisor’s Fairness Opinion. Barclays provided the Special Committee and the Board with a fairness opinion to the effect that, as at July 2, 2025, based upon and subject to the limitations, qualifications, assumptions and other matters set forth therein, the Consideration to be received by Shareholders under the Arrangement is fair, from a financial point of view, to such Shareholders;

•

Fiduciary Out; Ability to Respond to Unsolicited Superior Proposals. Under the Arrangement Agreement, the Board retains the ability, notwithstanding the non-solicitation provisions of the Arrangement Agreement, to consider and respond to unsolicited Superior Proposals prior to the approval of the Arrangement Resolution by the Shareholders on the specific terms and conditions set forth in the Arrangement Agreement, including the payment of the Termination Fee if the Arrangement Agreement is terminated as a result of the Corporation entering into a definitive agreement with respect to a Superior Proposal. In the view of the Special Committee and the Board, after receiving legal and financial advice, the Termination Fee is reasonable in the circumstances and would not preclude a third party from potentially making a Superior Proposal. Further, the Support and Voting Agreements automatically terminate in the event that the Arrangement Agreement is terminated in accordance with its terms, permitting the Supporting Shareholders to support a transaction involving a Superior Proposal;

•

Required Shareholder Approval. The Arrangement will become effective only if it is approved by an affirmative vote of at least (i) 66 2⁄3% of the votes cast by Shareholders and (ii) at least a majority of the votes cast by Shareholders, excluding the votes attached to Shares beneficially owned, or over which control or direction is exercised, by Shareholders required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, in each case, by Shareholders present in person or represented by proxy at the Meeting;

•	Required Court Approval. The Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable;

•

Dissent Rights. Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if validly exercised, receive the fair value of their Shares;

•	Appropriate Inducements. The Termination Fee and the Purchaser’s right to match are appropriate inducements to the Purchaser to enter into the Arrangement Agreement; and

•	Fairness for Stakeholders. In the Special Committee’s view, the terms of the Arrangement Agreement treat stakeholders of the Corporation fairly in light of all relevant facts and circumstances.

In making their determinations and recommendations, the Special Committee and the Board also considered a variety of uncertainties, risks and other potentially negative factors relating to the Arrangement, including those described below:

•

Risk of Non-Completion. There are risks to the Corporation if the Arrangement is not completed in a timely manner or at all, including the costs to the Corporation in pursuing the Arrangement (a significant portion of which will be incurred regardless of whether the Arrangement is consummated), the potential diversion of management’s attention away from conducting the Corporation’s day-to-day business in the ordinary course and the potential impact on the Corporation’s current business relationships, including with future and prospective employees, customers, suppliers and partners;

•

Ability to Achieve an Alternative Transaction. If the Arrangement Agreement is terminated, there is no assurance that the Corporation will be able to find an alternative transaction with a party willing to pay greater or equivalent value compared to the Consideration or that the continued operation of the Corporation under its current business model would yield equivalent or greater value compared to that available under the Arrangement;

•

Closing Conditions and Approvals. The completion of the Arrangement is subject to certain conditions that must be satisfied or waived, certain of which are outside the control of the Corporation, including the receipt of the Required Shareholder Approval. There is no certainty that the Required Shareholder Approval will be obtained or that the other closing conditions will be satisfied or waived in a timely manner or at all. In addition, the Purchaser has the right to terminate the Arrangement Agreement in certain circumstances, including generally if conditions are not met by the Outside Date;

•

Consummation of the Purchaser’s Financing. The conditions set forth in the Debt Commitment Letter may not be satisfied on a timely basis or at all, which risk is partially mitigated by the Reverse Termination Fee, or other events may arise which would prevent the Purchaser from consummating the Arrangement;

•

Restrictions on Operations. The restrictions on the conduct of the Corporation’s business imposed pursuant to the Arrangement Agreement, requiring the Corporation to conduct its business in the ordinary course, subject to certain exceptions, during the period between the execution of the Arrangement Agreement and the consummation of the Arrangement or the termination of the Arrangement Agreement, may delay or prevent the Corporation from undertaking business opportunities that may arise pending completion of the Arrangement;

•

No Continuing Interest of Shareholders. If the Arrangement is successfully completed, the Corporation will no longer exist as an independent public corporation, the Shares will be delisted from the TSX and the Nasdaq and the consummation of the Arrangement will eliminate the opportunity for Shareholders to participate in potential longer- term benefits of the business of the Corporation that might result from future growth and the potential achievement of the Corporation’s long-term plans to the extent that those benefits, if any, exceed the benefits reflected in the Consideration received by Shareholders pursuant to the Arrangement and with the understanding that there is no assurance that any such long-term benefits will in fact materialize;

•

Taxable Transaction. The Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their receipt of the Consideration pursuant to the Arrangement;

•	Newly-Formed Purchaser. The Purchaser is a newly formed entity with no assets other than its rights under the Debt Commitment Letter; and

•

Superior Proposals. The limitations on the Corporation’s ability to solicit additional interest from third parties and the Purchaser’s right contained in the Arrangement Agreement to match a Superior Proposal, under certain conditions, may discourage other parties from making a Superior Proposal.

The foregoing summary of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive but includes the material information, factors and analysis considered by the Special Committee and the Board in making their respective determinations and recommendations with respect to the Arrangement. The members of the Special Committee and the directors of the Corporation evaluated the various factors summarized above in light of their own knowledge of the Corporation and the industry in which it operates and of the Corporation’s business, financial condition and prospects, and were assisted in this regard by management and financial advisors and outside legal counsel. Neither the Special Committee nor the Board considered it practicable to, and did not, quantify or otherwise attempt to assign specific weights to the factors considered in reaching their determinations and recommendations. Neither the Special Committee nor the Board reached any specific conclusion with respect to any of the factors or reasons considered, and the above factors are not presented in any order of priority. The foregoing discussion includes forward-looking information and readers are cautioned that actual results may vary. See “Forward-Looking Statements”.

7.	Recommendation of the Special Committee and the Board

Having undertaken a thorough review of, and carefully considered the terms of the Arrangement and the Arrangement Agreement and a number of other factors, including, without limitation, those listed under “The Arrangement – Reasons for the Arrangement”, and after consulting with outside legal and financial advisors, the Special Committee has unanimously determined that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders. Accordingly, the Special Committee has unanimously recommended that the Board (a) approve the Arrangement; (b) resolve that the Corporation enter into the Arrangement Agreement and any ancillary agreements as may be required to implement the Arrangement; (c) recommend that Shareholders vote in favour of the Arrangement Resolution; and (d) take any and all such other actions as may be necessary to implement, or to facilitate the implementation of, the Arrangement.

After careful consideration, and after consulting with outside legal and financial advisors and having taken into account such factors and matters as it considered relevant, including, without limitation, those listed under “The Arrangement – Reasons for the Arrangement” as well as the Special Committee’s unanimous recommendation, the Board has unanimously determined that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders. Accordingly, the Board has unanimously approved the Arrangement and recommends that Shareholders vote in favour of the Arrangement Resolution. See “The Arrangement - Recommendation of the Special Committee and the Board”.

8.	Fairness Opinions

In connection with the Arrangement, Barclays, as exclusive financial advisor to the Corporation, provided to the Board and the Special Committee its oral Fairness Opinion which was subsequently confirmed in writing, to the effect that, as of July 2, 2025 and based upon and subject to the assumptions, limitations, qualifications and other matters respectively set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders. Raymond James, as independent financial advisor to the Special Committee, provided to the Board and the Special Committee its oral Fairness Opinion which was subsequently confirmed in writing, to the effect that, as of July 2, 2025 and based upon and subject to the assumptions, limitations, qualifications and other matters respectively set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

The full texts of the Barclays Fairness Opinion and the Raymond James Fairness Opinion, which each state, among other things, the assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken in each case, are attached as Appendix G and Appendix H, respectively, to this Circular and incorporated by reference in their entirety into this Circular. The summaries of the Fairness Opinions in this Circular are qualified in their entirety by reference to the full text of each applicable Fairness Opinion, and Shareholders are encouraged to read the Fairness Opinions carefully in their entirety. The Fairness Opinions were provided solely to the Board and the Special Committee for their exclusive use in connection with their evaluation of the Consideration to be received pursuant to the Arrangement, and do not address any other aspect of the Arrangement. The Fairness Opinions do not constitute recommendations as to how Shareholders should vote or act on any matter relating to the Arrangement, nor as advice as to the price at which the securities of the Corporation may trade at any time or any other matter, and should not be construed as such.

The Fairness Opinions were one of many factors taken into consideration by the Board and the Special Committee in making their respective unanimous determinations that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders, and in recommending that Shareholders vote in favour of the Arrangement Resolution. See “The Arrangement – Fairness Opinions”.

9.	Procedural Steps

The Arrangement will be implemented by way of a statutory plan of arrangement under the provisions of Chapter XVI —Division II of the QBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to be effective:

(a)	the Required Shareholder Approval must be obtained in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party or parties; and

(d)

the Articles of Arrangement prepared in the form prescribed by the QBCA and signed by an authorized director or officer of the Corporation, must be filed with the Enterprise Registrar and a Certificate of Arrangement issued related thereto.

The Plan of Arrangement is attached as Appendix B to this Circular and a copy of the Arrangement Agreement is available under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at https://www.sec.gov/edgar/search. See “The Arrangement – Arrangement Steps”.

10.	Arrangement Steps

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, starting at the Effective Time and effective as at two (2) minute intervals (in each case, unless otherwise specified):

(1)

notwithstanding the terms of the Shareholder Rights Plan, the Shareholder Rights Plan shall be terminated, and all rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof;

(2)	notwithstanding the terms of the Investor Rights Agreement, the Investor Rights Agreement shall be terminated;

(3)

each Option outstanding immediately prior to the Effective Time with an Exercise Price per Share that is less than the Cash Consideration that has not yet vested in accordance with its terms shall be accelerated so that such Option becomes exercisable, notwithstanding the terms of the Share Option Plan or any award or similar agreement pursuant to which such Option was granted or awarded, immediately following which each such Option that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Corporation, free and clear of all Liens, in exchange for an amount in cash from the Corporation equal to the Cash Consideration less the applicable Exercise Price in respect of such Option, less any applicable withholdings pursuant to the Plan of Arrangement, and one (1) CVR issued by the Purchaser on behalf of the Corporation, less any applicable withholdings pursuant to the Plan of Arrangement, and such Option shall immediately be cancelled and all of the Corporation’s obligations with respect to such Option shall be deemed to be fully satisfied;

(4)

each Underwater Option that has not yet vested in accordance with its terms shall be accelerated so that such Option becomes exercisable, notwithstanding the terms of the Share Option Plan or any award or similar agreement pursuant to which such Option was granted or awarded, immediately following which each such Option that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Corporation, free and clear of all Liens, in exchange for one (1) CVR issued by the Purchaser on behalf of the Corporation, less any applicable withholdings pursuant to the Plan of Arrangement, and such Option shall immediately be cancelled and all of the Corporation’s obligations with respect to such Option shall be deemed to be fully satisfied; provided that each CVR issued to a holder in respect of an Underwater Option shall only entitle such holder to a maximum amount in cash equal to the amount by which the Cash Consideration plus the Maximum Milestone Payments Amount exceeds the Exercise Price per Share of such Underwater Option, if payable and as otherwise determined in accordance with the CVR Agreement. For greater certainty, where the Exercise Price of any Option is greater than or equal to the Cash Consideration plus the Maximum Milestone Payments Amount, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Option the Consideration or any other amount in respect of such Option, and the Option shall be immediately cancelled;

(5)

each SAR outstanding immediately prior to the Effective Time with an Exercise Price per Share that is less than the Cash Consideration that has not yet vested in accordance with its terms shall be accelerated so that such SAR becomes exercisable, notwithstanding the terms of the SAR Plan or any award or similar agreement pursuant to which any SARs were granted or awarded, immediately following which each such SAR that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Corporation, free and clear of all Liens, in exchange for an amount in cash from the Corporation equal to the Cash Consideration less the applicable Exercise Price in respect of such SAR, less any applicable withholdings pursuant to the Plan of Arrangement, and one (1) CVR issued by the Purchaser on behalf of the Corporation, less any applicable withholdings pursuant to the Plan of Arrangement and such SAR shall immediately be cancelled and all of the Corporation’s obligations with respect to such SAR shall be deemed to be fully satisfied;

(6)

each Underwater SAR that has not yet vested in accordance with its terms shall be accelerated so that such SAR becomes exercisable, notwithstanding the terms of the SAR Plan or any award or similar agreement pursuant to which such SAR was granted or awarded, immediately following which each such SAR that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Corporation, free and clear of all Liens, in exchange for one (1) CVR issued by the Purchaser on behalf of the Corporation, less any applicable withholdings pursuant to the Plan of Arrangement, and such SAR shall immediately be cancelled and all of the Corporation’s obligations with respect to such SAR shall be deemed to be fully satisfied; provided that each CVR issued to a holder in respect of an Underwater SAR shall only entitle such holder to a maximum amount in cash equal to the amount by which the Cash Consideration plus the Maximum Milestone Payments Amount exceeds the Exercise Price per Share of such Underwater SAR, if payable and as otherwise determined in accordance with the CVR Agreement. For greater certainty, where the Exercise Price of any SAR is greater than or equal to the Cash Consideration plus the Maximum Milestone Payments Amount, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such SAR the Consideration or any other amount in respect of such SAR, and the SAR shall be immediately cancelled;

(7)

each Warrant outstanding immediately prior to the moment that is immediately prior to the Effective Time that has not yet vested in accordance with its terms shall be accelerated so that such Warrant becomes exercisable, notwithstanding the terms of the Warrants or any award or similar agreement pursuant to which any Warrants were granted or awarded, immediately following which each Warrant that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Corporation, free and clear of all Liens, in exchange for an amount in cash from the Corporation equal to the amount (if any) by which the Cash Consideration exceeds the Exercise Price of such Warrant, multiplied by the fraction of Share that such Warrant entitles the holder to purchase, being one fourth (1/4) of a Share, less any applicable withholdings pursuant to the Plan of Arrangement, and one (1) CVR, issued by the Purchaser on behalf of the Corporation, for every four (4) Warrants, with any fractions rounded down to the nearest whole with no further compensation for any loss of such fractional part of a CVR, less any applicable withholdings pursuant to the Plan of Arrangement, and each such Warrant shall immediately be cancelled and all of the Corporation’s obligations with respect to each such Warrant shall be deemed to be fully satisfied. For greater certainty, where the foregoing amount is equal to zero or negative for any such Warrant, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Warrant the Cash Consideration or any other amount in respect of such Warrant, and the Warrant shall be immediately cancelled;

(8)	each director of the Corporation shall resign from, and shall be deemed to have immediately resigned from, the Board and the board of directors of any Subsidiary;

(9)

each DSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the DSU Plan or any award or similar agreement pursuant to which any DSUs were granted or awarded, as applicable, be deemed to have vested;

(10)

each whole DSU that remains outstanding shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Corporation, free and clear of all Liens, in exchange for (i) an amount in cash from the Corporation equal to the Cash Consideration, in each case, with such amounts to be paid to the applicable holders in accordance with the Plan of Arrangement less any applicable withholdings pursuant to the Plan of Arrangement and (ii) one (1) CVR issued by the Purchaser on behalf of the Corporation, less any applicable withholdings pursuant to the Plan of Arrangement, and each such DSU shall immediately be cancelled and all of the Corporation’s obligations with respect to each such DSU shall be deemed to be fully satisfied;

(11)

each fractional DSU that remains outstanding (if any) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Corporation in exchange for an amount in cash from the Corporation equal to the Cash Consideration multiplied by the applicable fraction of a DSU held by the applicable holder, in each case, with such amounts to be paid to the applicable holders in accordance with the Plan of Arrangement less any applicable withholdings pursuant to the Plan of Arrangement and each such fractional DSU shall immediately be cancelled and all of the Corporation’s obligations with respect to each such fractional DSU shall be deemed to be fully satisfied;

(12)

(i) each former holder of Incentive Securities shall cease to be a holder of such Incentive Securities, (ii) such holder’s name shall be removed from each applicable register, (iii) the Incentive Plans and any and all option, award or similar agreements relating to the Incentive Securities shall be terminated and shall be of no further force and effect, and (iv) each such holder shall cease to have any rights as a holder in respect of such Incentive Securities or under the Incentive Plans and have only the right to receive the consideration, if any, to which it is entitled to, at the time and in the manner specified in the Plan of Arrangement;

(13)

each Exchangeable Subscription Receipt that is not exchanged into Shares immediately prior to the Effective Time and that remains outstanding shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Corporation, free and clear of all Liens, in exchange for (i) the Exchangeable Subscription Receipt Cash Consideration with such amount to be paid to the holder in accordance with the Plan of Arrangement less any applicable withholdings and (ii) one (1) CVR issued by the Purchaser on behalf of the Corporation, less any applicable withholdings pursuant to the Plan of Arrangement, and each such Exchangeable Subscription Receipt shall immediately be cancelled and all of the Corporation’s obligations with respect to each such Exchangeable Subscription Receipt shall be deemed to be fully satisfied;

(14)

each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to be transferred without any further action by or on behalf of the holder thereof to the Purchaser, free and clear of all Liens, and:

(a)

such Dissenting Holder shall cease to be the holder of such Share and to have any rights as a Shareholder, other than the right to be paid the fair value of such Share by the Purchaser in accordance with the Plan of Arrangement;

(b)	such Dissenting Holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation;

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof; and

(15)

concurrently with the step set forth above, each outstanding Share (for greater certainty, other than the Shares held by Dissenting Holders who have validly exercised their respective Dissent Rights) shall be transferred without any further action by or on behalf of the holder thereof, to the Purchaser, free and clear of all Liens, in exchange for the Cash Consideration, less any applicable withholdings pursuant to the Plan of Arrangement, and one (1) CVR, less any applicable withholdings pursuant to the Plan of Arrangement, and:

(a)	the holder of such Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to receive the Consideration in accordance with the Plan of Arrangement;

(b)	such holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

Notwithstanding anything to the contrary, to the extent the Corporation determines that any treatment of any Option, Warrant, SAR or DSU or payment pursuant to the Plan of Arrangement may trigger any tax or penalty under Section 409A of the Code, the Corporation shall be permitted to take any and all actions the Corporation in its sole discretion, after consultation with and approval by Purchaser, deems necessary or advisable to avoid such tax or penalty, including by altering the treatment or payment terms or otherwise providing that such payment shall be made on the earliest date that payment would not trigger such tax or penalty.

The Plan of Arrangement is attached as Appendix B to this Circular and a copy of the Arrangement Agreement is available under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at https://www.sec.gov/edgar/search. See “The Arrangement – Arrangement Steps”.

11.	Required Shareholder Approval

At the Meeting, pursuant to the Interim Order, Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution. To be effective, the Arrangement Resolution must be approved by (i) at least 66 2⁄3% of the votes cast thereon by the holders of Shares present in person or virtually or represented by proxy at the Meeting, and (ii) at least a majority of the votes cast thereon by the holders of Shares present in person or virtually or represented by proxy at the Meeting, excluding Shares required to be excluded pursuant to Multilateral Instrument 61-101. See “The Arrangement – Required Shareholder Approval”.

12.	Support and Voting Agreements

Certain senior officers and directors of the Corporation, who, as at the date hereof, together beneficially own or exercise control or direction over an aggregate of 524,266 Shares, representing in the aggregate approximately 1.14% of the Corporation’s outstanding Shares, have entered into Support and Voting Agreements with the Purchaser, pursuant to which they have agreed, among other things, to vote in favour of the Arrangement Resolution, subject to customary exceptions. The Support and Voting Agreements entered into with the Purchaser can be found under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at https://www.sec.gov/edgar/search. See “The Arrangement – Support and Voting Agreements”.

13.	Interest of Certain Persons in the Arrangement

In considering the unanimous recommendations of the Special Committee and the Board, Shareholders should be aware that directors and senior officers of the Corporation and its subsidiaries may have interests in the Arrangement that differ from, or are in addition to, the interests of Shareholders generally. See “The Arrangement – Interest of Certain Persons in the Arrangement”.

14.	Arrangement Agreement

On July 2, 2025, the Corporation, the Purchaser and Future Pak entered into the Arrangement Agreement, pursuant to which it was agreed, among other things, to implement the Arrangement in accordance with and subject to the terms and conditions contained in the Plan of Arrangement. This Circular contains a summary of certain provisions of the Arrangement Agreement, which summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement (which has been filed by the Corporation under its issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at https://www.sec.gov/edgar/search) and to the Plan of Arrangement (attached to this Circular as Appendix B). Shareholders are encouraged to read the Arrangement Agreement and the Plan of Arrangement carefully and in their entirety as they contain important provisions governing the terms and conditions of the Arrangement. See “The Arrangement Agreement” for a summary of the Arrangement Agreement.

15.	Effective Time and Outside Date

Pursuant to section 420 of the QBCA, the Arrangement will become effective on the date the Articles of Arrangement are filed with the Enterprise Registrar, as shown on the Certificate of Arrangement. It is currently anticipated that the Effective Date will occur by the end of the Corporation’s fourth quarter ending November 30, 2025. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order. As provided under the Arrangement Agreement, the Corporation will file the Articles of Arrangement with the Enterprise Registrar as soon as reasonably practicable and in any event no later than seven Business Days after the satisfaction or waiver of the conditions to the completion of the Arrangement to give effect to the Arrangement.

The Arrangement must be completed on or prior to December 2, 2025, which is the Outside Date, unless the parties to the Arrangement Agreement agree to extend the Outside Date.

16.	Court Approval

The Arrangement requires the Court’s granting of the Final Order. Accordingly, on August 8, 2025, the Corporation obtained the Interim Order authorizing and directing the Corporation to call, hold and conduct the Meeting and to submit the Arrangement to the Shareholders for approval. A copy of the Interim Order is attached as Appendix D to this Circular. Subject to the terms of the Arrangement Agreement and receipt of the Required Shareholder Approval, the Corporation will make an application to the Court for the Final Order. The hearing in respect of the Final Order is expected to take place before the Superior Court of Québec (Commercial Division), sitting in the district of Montreal, on September 16, 2025, in room 16.04 of the Courthouse located at 1 Notre-Dame Street East, Montreal, Québec H2Y 1B6, at 2:30 p.m. (Eastern time) (or as soon as counsel may be heard). See “The Arrangement — Court Approval and Completion of the Arrangement”.

17.	Dissent Rights

Pursuant to and in accordance with the Plan of Arrangement, the Interim Order and the provisions of Chapter XIV of the QBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court), Registered Shareholders (other than holders of Shares who have failed to exercise all the voting rights carried by the Shares held by such holders against the Arrangement Resolution) may exercise Dissent Rights in connection with the Arrangement and, if the Arrangement becomes effective, to be paid the fair value of their Shares by the Purchaser (subject to any applicable withholdings). Dissent Rights are more particularly described in this Circular in the section “Dissenting Shareholders Rights.”. A Registered Shareholder who wishes to exercise Dissent Rights must send to the Corporation a written notice informing the Corporation of such Shareholder’s intention to exercise Dissent Rights (the “Dissent Notice”), which Dissent Notice must be received by the Corporation at its head office located at 2015 Peel Street, 11th Floor, Montreal, Québec, H3A 1T8, Canada, Attention: Mtre. Jocelyn Lafond, General Counsel and Corporate Secretary, with a copy to Fasken Martineau DuMoulin LLP at 800 Square Victoria, Suite 3500, Montreal, Québec, Canada H3C 0B4, Attention: Mtres. Brandon Farber and Hugo Séguin, not later than 5:00 p.m. (Eastern time) on September 10, 2025 or not later than 5:00 p.m. (Eastern time) on the Business Day that is two Business Days (excluding Saturdays, Sundays and holidays) immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be. Failure to strictly comply with the requirements set forth in Chapter XIV of the QBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court) may result in the loss of Dissent Rights. Anyone who is a Non-Registered Shareholder who wishes to exercise Dissent Rights should be aware that only Registered Shareholders are entitled to exercise Dissent Rights. Accordingly, a Non-Registered Shareholder desiring to exercise Dissent Rights must make arrangements for the Shares beneficially owned by that holder to be registered in the name of the Shareholder prior to the time the Dissent Notice is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of such Shares to exercise Dissent Rights on behalf of the holder. In such case, the Dissent Notice should specify the number of Shares. A Dissenting Shareholder may only dissent with respect to all the Shares held on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder, subject to such Dissenting Shareholder exercising all the voting rights carried by such Shares against the Arrangement Resolution. Note that Chapter XIV of the QBCA, the text of which is attached as Appendix F to this Circular, sets forth special provisions which are required to be followed with respect to the exercise of Dissent Rights by Non-Registered Shareholders.

18.	Risk Factors

Shareholders should consider a number of risk factors relating to the Arrangement and the Corporation in evaluating whether to approve the Arrangement Resolution. See “Risk Factors”.

19.	Delivery of Consideration

Registered Shareholders will have received with this Circular a Letter of Transmittal. In order to receive the Consideration, Registered Shareholders must properly complete and duly execute the Letter of Transmittal and deliver such Letter of Transmittal, together with all other documents and instruments referred to in the Letter of Transmittal or reasonably requested by the Depositary, including the certificate(s) and/or DRS Advice(s) representing the Shares, to the Depositary in accordance with the instructions contained in the Letter of Transmittal. The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. The Cash Consideration payable will be denominated in U.S. dollars, provided that a Registered Shareholder is to be paid a converted amount in Canadian dollars if either (i) it elected to receive the payment in Canadian dollars prior to the Effective Date in its Letter of Transmittal or (ii) its address of record is within Canada and it has not elected to receive the payment in any currency prior to the Effective Date in its Letter of Transmittal. Additional copies of the Letter of Transmittal can be obtained by contacting the Depositary. The Letter of Transmittal for use by Registered Shareholders can also be found under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at https://www.sec.gov/edgar/search.

Non-Registered Shareholders holding their Shares through an Intermediary should contact that Intermediary for instructions and assistance and carefully follow any instructions provided to them by such Intermediary for the Consideration.

See “Arrangement Mechanics – Delivery of Consideration” and “Letters of Transmittal”.

20.	Certain Canadian Federal Income Tax Considerations

This Circular contains a summary of certain Canadian federal income tax considerations generally applicable to certain Shareholders who, under the Arrangement, dispose of one or more Shares. See “Certain Canadian Federal Income Tax Considerations”, for a general summary of certain Canadian federal income tax considerations relevant to Shareholders. Such summary is not intended to be legal or tax advice. All Shareholders should also consult their own tax advisors regarding relevant provincial, territorial, state or local tax considerations of the Arrangement. This Circular does not address the tax consequences of the Arrangement to holders of Exchangeable Subscription Receipts, Warrants or Incentive Securities. Such holders should consult their own tax advisors in this regard.

Shareholders who are residents of Canada for purposes of the Tax Act will generally realize a disposition of their Shares under the Arrangement for income tax purposes. The Canadian income tax consequences in respect of the receipt, holding and disposition of the CVRs, including the tax consequences of the receipt of payments pursuant to the CVRs, are not entirely free from doubt. Shareholders should carefully read the information in this Circular under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada” and are urged to consult their own tax advisors having regard to their own particular circumstances. Shareholders who are not residents of Canada for purposes of the Tax Act and that do not hold their Shares as “taxable Canadian property” (as defined in the Tax Act) will generally not be subject to tax under the Tax Act on the disposition of their Shares under the Arrangement. See “Certain Canadian Federal Income Tax Considerations– Holders Not Resident in Canada.”

Shareholders are urged to consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

21.	Certain United States Federal Income Tax Considerations

Subject to the discussion in “Certain United States Federal Income Tax Considerations” and assuming the Corporation is not, and has not been, a PFIC (as defined in such section), a U.S. Shareholder who holds Shares as capital assets and who sells such Shares pursuant to the Arrangement and receives the Consideration generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount received and the U.S. Shareholder’s adjusted tax basis in the Shares. The foregoing description of U.S. federal income tax consequences of the Arrangement is qualified in its entirety by the more detailed discussion under “Certain United States Federal Income Tax Considerations” below, including with respect to the CVR, and neither this description nor the more detailed discussion is intended to be legal advice to any particular Shareholder residing in the United States. Accordingly, U.S. Shareholders should consult their tax advisors with respect to their particular circumstances.

ITEM VII.	INFORMATION CONCERNING THE MEETING

1.	Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution (a copy of which is attached as Appendix C to this Circular) and to transact such other business as may properly come before the Meeting.

2.	Date, Time, Place of the Meeting, Record Date and Quorum

The Meeting will be held in hybrid format on Friday, September 12, 2025 at 10:00 a.m. (Eastern time), in person at the offices of Fasken Martineau DuMoulin LLP located at 800 Square Victoria, Suite 3500, Montreal, Québec, Canada and virtually via live audio webcast at https://meetnow.global/MDUWLGW. The Board has fixed August 13, 2025 as the Record Date, being the date for the determination of the Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof. A quorum of Shareholders will be present at the Meeting, regardless of the actual number of persons present in person or virtually, if one or more holder of Shares, representing not less than ten percent (10%) of the total number of votes attached to all the Shares, are present in person or virtually or duly represented by proxy at the Meeting.

3.	Availability of Proxy Materials

The Corporation is not relying on the notice-and-access delivery procedures outlined in National Instrument 54-101 –

Communication with Beneficial Owners of Securities of a Reporting Issuer to distribute copies of the proxy-related materials in connection with the Meeting. As a result, all Shareholders will receive paper copies of the Circular and related materials via prepaid mail, which includes both Registered Shareholders and Non-Registered Shareholders.

4.	How to Vote at the Meeting

The manner in which you vote your Shares depends on whether you are a Registered Shareholder or a Non-Registered Shareholder. You are a “Registered Shareholder” if you have a DRS Advice or share certificate issued in your name and you appear as the Registered Shareholder on the books of the Corporation. You are a “Non-Registered Shareholder” if your Shares are registered in the name of an intermediary, generally being a securities broker, financial institution, investment dealer, trust company, custodian, depositary, nominee or other intermediary (collectively “Intermediaries”, and each an “Intermediary”).

Under applicable Securities Laws, there are two types of Non-Registered Shareholders: (i) a “non-objecting beneficial owner” (“NOBO”) when such Non-Registered Shareholder has or is deemed to have provided instructions to the Intermediary holding the securities on such Shareholder’s behalf not objecting to the Intermediary disclosing ownership information about the Non-Registered Shareholder in accordance with said legislation; and (ii) an “objecting beneficial owner” when such Non-Registered Shareholder has or is deemed to have provided instructions objecting to same.

Voting by proxy before the Meeting

You may vote before the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein. Non-Registered Shareholders should also carefully follow all instructions provided by their Intermediaries to ensure their Shares are voted at the Meeting. Each Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Shares are voted at the Meeting.

The persons named in the form of proxy and voting instruction form are directors of the Corporation. However, as further described herein, you may choose another person to act as your proxyholder, including someone who is not a shareholder of the Corporation, by inserting another person’s name in the blank space provided in the form of proxy or voting instruction form. See “Appointment of a Third Party as Proxy” below.

The persons named or appointed in the form of proxy will vote your Shares in respect of which they are appointed as proxies in accordance with the instructions given in the form of proxy. In the absence of instructions, the voting rights attached to the Shares referred to in your form of proxy will be exercised FOR the matters mentioned in the form of proxy or voting instruction form.

Whether or not you expect to attend the Meeting, we encourage you to take the time to complete, sign, date and return the enclosed form of proxy or voting instruction form, as applicable, in accordance with the instructions set out therein so that your Shares can be voted at the Meeting, in accordance with one of the voting methods set forth in the table below.

Voting Method	Registered Shareholders	Non-Registered Shareholders
	If your Shares are held in your name and represented by a share certificate or DRS Advice	If your Shares are held with an Intermediary or a depository (such as CDS Clearing and Depository Services Inc. or Depository Trust Company)

Via the internet	Go to www.investorvote.com. Enter the 15-digit control number printed on your form of proxy and follow the instructions on screen.	Go to www.proxyvote.com. Enter the 16- digit control number printed on your voting instruction form and follow the instructions on the screen.

By email	You will need to scan your completed and signed proxy form and email it to service@computershare.com.	Follow the instructions provided by your Intermediary.

By Smartphone	Scan the QR code on your form of proxy and follow the instructions.	Follow the instructions provided by your Intermediary.

By telephone	Vote by telephone at 1-866-732-8683 within North America (toll-free) or 312-588-4290 outside North America using the 15-digit control number printed on your form of proxy.	Vote by telephone (toll-free) at 1-800-474- 7493 (English) or 1-800-474-7501 (French) using the 16-digit control number provided on the voting instruction form.

By mail	Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, Attention: Proxy Department.	Complete, date and sign the voting instruction form and return it in the enclosed postage paid envelope.

By fax	Complete the proxy form or voting instruction form, as applicable, and return it by fax at 416 263-9524 or 1 866 249-7775.	Follow the instructions provided by your Intermediary.

The Corporation may utilize Broadridge’s QuickVote™ service to assist eligible Non-Registered Shareholders with voting their Shares over the telephone. In accordance with applicable Securities Laws, certain Non-Registered Shareholders who are NOBOs may be contacted by Laurel Hill Advisory Group, which is soliciting proxies on behalf of the management of the Corporation, to conveniently obtain a vote directly over the telephone.

Voting at the Meeting

Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See “How do I attend, participate and vote at the Meeting” below.

Non-Registered Shareholders who have not duly appointed themselves as proxyholder will NOT be able to vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the Non-Registered Shareholders of the Corporation and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as a proxyholder. If you are a Non-Registered Shareholder and wish to vote at the Meeting, you MUST appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your Intermediary. See “Appointment of a Third Party as Proxy” and “How do I attend, participate and vote at the Meeting” below.

Appointment of a Third Party as Proxy

The following applies to Shareholders who wish to appoint a person (a “Third Party Proxyholder”) other than the nominees set forth in the form of proxy or voting instruction form as proxyholder, including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a Third Party Proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Shares MUST submit their form of proxy or voting instruction form (as applicable) appointing such Third Party Proxyholder AND register the Third Party Proxyholder, as described below. Registering the Third Party Proxyholder is an ADDITIONAL step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the Third Party Proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote online at the Meeting. However, if a Third Party Proxyholder is to attend the Meeting in person, such Username will NOT be necessary.

Below are the steps to appoint a Third Party Proxyholder:

•

Step 1 - Submit your form of proxy or voting instruction form: To appoint a Third Party Proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such Third Party Proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a Non-Registered Shareholder located in the United States, you must also provide Computershare with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below for additional details.

•

Step 2 - Register your proxyholder: To register a Third Party Proxyholder, shareholders MUST visit www.computershare.com/Theratech prior to 10:00 a.m. (Eastern time) on September 10, 2025, and provide Computershare with the required proxyholder contact information, so that Computershare may provide the Third Party Proxyholder with a Username via email. Without a Username, a Third Party Proxyholder will not be able to vote online at the Meeting. If such Third Party Proxyholder is to attend the Meeting in person, such Username will NOT be necessary

If you are a Non-Registered Shareholder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as a Third Party Proxyholder, as described above. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading “How do I attend, participate and vote at the Meeting?”.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a Third Party Proxyholder, in addition to the steps described above and below under “How do I attend, participate and vote at the Meeting?”, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare. Requests for registration from Non-Registered Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by email or by courier to USLegalProxy@computershare.com (if by email), or Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario, Canada M5H 4A6 (if by courier), and in both cases, must be labeled as “legal proxy” and received prior to 10:00 a.m. (Eastern time) on September 10, 2025.

How do I attend, participate and vote at the Meeting?

The Corporation is holding the Meeting as a hybrid meeting, on Friday, September 12, 2025 at 10:00 a.m. (Eastern time), in person at the offices of Fasken Martineau DuMoulin LLP located at 800 Square Victoria, Suite 3500, Montreal, Québec, Canada and virtually via live audio webcast at https://meetnow.global/MDUWLGW.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting. Such persons may then enter the virtual Meeting by clicking “I have a login” and by entering a Username before the start of the virtual Meeting:

•	Registered Shareholders: The 15-digit control number located on the form of proxy or in the email notification you received is the Username.

If as a Registered Shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. Voting online during the meeting will revoke any and all previously submitted proxies for the meeting. If you do not wish to revoke a previously submitted proxy, do not vote at the Meeting.

•

Third Party Proxyholders: Computershare will provide the registered Third Party Proxyholder with a Username by email following the expiry of the registration deadline, which is 10:00 a.m. (Eastern time) on September 10, 2025.

Only Registered Shareholders and duly registered Third Party Proxyholders will be entitled to attend, participate and vote at the Meeting whether in person or virtually. Non-Registered Shareholders who have not duly appointed themselves as proxyholder will NOT be able to attend the Meeting in person, but will be able to attend the Meeting virtually as “guests” only and will NOT be able to vote and ask questions at the Meeting.

Shareholders who wish to appoint a Third Party Proxyholder to represent them at the Meeting (including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the Third Party Proxyholder. See “Appointment of a Third Party as Proxy” above.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a Third Party Proxyholder, you MUST also submit your legal proxy to Computershare. See “Appointment of a Third Party as Proxy” above.

If you or your Third Party Proxyholder attend the Meeting virtually and are entitled to vote, it will be important that you or your Third Party Proxyholder remain connected to the internet at all times during the Meeting in order to vote when balloting commences. You or your Third Party Proxyholder must ensure connectivity for the duration of the Meeting. You or your Third Party Proxyholder should allow enough time to check into the Meeting online and complete the related procedure.

If you or your Third Party Proxyholder attend the Meeting in person, please check in at the registration desk with our transfer agent, Computershare, when you arrive at the offices of Fasken Martineau DuMoulin LLP located at 800 Square Victoria, Suite 3500, Montreal, Québec, Canada.

How to Vote Virtually During the Meeting?

Once voting has opened, the voting tab will appear on the navigation bar at the top of your screen. The resolution and voting choices will then be displayed. After you vote, a message confirming “vote received” will appear. Your vote can be changed by simply clicking on the other option. If you wish to cancel your vote, please press “cancel”.

Can I ask questions at the virtual Meeting?

Registered Shareholders and duly registered Third Party Proxyholders who log into the Meeting will be entitled to ask questions in writing during the Meeting by using the “Q&A” tab of the platform that will be available for that purpose. Persons logging into the virtual Meeting as “guest” will not be able to ask questions during the Meeting. Questions will be reviewed by the Corporation during the Meeting, but not all questions will be answered by directors or members of management attending the Meeting. Questions for which answers will be provided during the Meeting will be read and answered verbally by directors and/or members of management attending the Meeting. The Corporation does not undertake to answer all of the questions asked nor to communicate with each individual who asked questions during the Meeting to provide them with the answers thereof.

Difficulties in Accessing the virtual Meeting

Internal network security protocols including firewalls and VPN connections may block access to the Computershare platform. If you are experiencing any difficulty connecting or watching the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings or your organization. For further help, contact Computershare, at 1-800-564-6253 (toll-free in Canada and the United States) or 1-514-982-7555 (from outside of Canada and the United States), or by email at service@computershare.com.

Who can I contact with questions?

If you require assistance with voting or in completing your form of proxy or voting instruction form, please contact Laurel Hill Advisory Group, our shareholder communications advisor and proxy solicitation agent, by telephone at 1-877-452-7184 (toll-free in North America) or at 1-416-304-0211 (outside of North America), or by email at assistance@laurelhill.com.

5.	Appointment and Revocation of Proxies

By returning a form of proxy or voting instruction form, you are authorizing the person named in the proxy or voting instruction form to attend the Meeting and vote your Shares on each item of business according to your instructions. The persons named in the enclosed form of proxy or voting instruction form are officers and/or directors of the Corporation.

A Registered Shareholder desiring to appoint some other person or company, who need not be a Shareholder, to represent him or her at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy in the manner described above.

A Non-Registered Shareholder desiring to appoint some other person or company, who need not be a Shareholder, to represent him or her at the Meeting, may do so by following the instructions on the voting instruction form.

A Registered Shareholder who has submitted a proxy may revoke such proxy by: (a) completing and signing a proxy bearing a later date and depositing it with Computershare in accordance with the instructions set out above, or (b) depositing an instrument in writing executed by the Registered Shareholder or by such Shareholder’s personal representative authorized in writing (i) at the office of Computershare no later than 10:00 a.m. (Eastern time) on September 10, 2025 (or not later than 48 hours, excluding Saturdays, Sundays and statutory holidays, before any reconvened meeting if the Meeting is adjourned or postponed), (ii) with the Chair of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or where the Meeting has been adjourned or postponed, prior to the commencement of the reconvened or postponed Meeting on the day of such reconvened or postponed Meeting, or (iii) in any other manner permitted by law. In addition, if you are a Registered Shareholder, once you registered with the transfer agent upon your arrival to the Meeting, you may (but are not obliged to) revoke any and all previously submitted proxies by voting by poll on the matters put forth at the Meeting. If you attend the Meeting but do not vote by poll, your previously submitted proxy will remain valid.

The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

6.	Exercise of Vote by Proxy

The Shares represented by properly executed proxies will be voted for or against any matter to be acted upon where such Shareholder specifies a choice for such matter. In respect of proxies in favour of management proxyholders in which Shareholders have failed to specify the manner of voting, the Shares represented by such proxies will be voted FOR the Arrangement Resolution.

The form of proxy also confers discretionary authority upon the management proxyholders in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the notice calling the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the Shares represented by proxies in favour of management proxyholders will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxyholder.

7.	Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and supplemented by telephone or other personal contact by directors, officers and employees of the Corporation without special compensation. The Corporation has also retained Laurel Hill Advisory Group as shareholder communications advisor and proxy solicitation agent to, among other things, assist in the solicitation of proxies and may also retain other persons as the Corporation deems necessary to aid in the solicitation of proxies with respect to the Meeting. Except as provided in the Arrangement Agreement, the costs of soliciting proxies and printing and mailing this Circular in connection with the Meeting will be borne by the Corporation. The Corporation and Laurel Hill Advisory Group have entered into an engagement agreement with customary terms and conditions providing for proxy solicitation and advisor services to be provided by Laurel Hill Advisory Group for a fixed fee of CAD$70,000, plus reasonable out-of-pocket expenses, as well as certain fees in respect of retail shareholder calls and communications.

The Corporation has distributed copies of this Circular and other related materials to Intermediaries for onward distribution to Non-Registered Shareholders. The Intermediaries are required to forward the Meeting materials to such Non-Registered Shareholders. The Corporation intends to reimburse such Intermediaries for permitted fees and costs incurred by them in mailing the Meeting materials to beneficial owners.

The Corporation is not relying on the notice-and-access delivery procedures outlined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer to distribute copies of the proxy-related materials in connection with the Meeting.

8.	Voting Shares and Principal Holders Thereof

As of the date of this Circular, the Shares are the only outstanding voting shares of the Corporation. The holders of Shares as at the close of business on the Record Date are entitled to vote on all matters brought before a meeting of the Shareholders. The holders of Shares are entitled to one vote per Share. As at the date hereof, there are 45,980,019 Shares issued and outstanding.

The Arrangement Resolution must be approved by (i) at least 66 2⁄3% of the votes cast thereon by the holders of Shares present in person or virtually or represented by proxy at the Meeting, and (ii) at least a majority of the votes cast thereon by the holders of Shares present in person or virtually or represented by proxy at the Meeting, excluding Shares required to be excluded pursuant to Multilateral Instrument 61-101.

As at the date hereof, to the knowledge of the directors and senior officers of the Corporation the following persons beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the voting rights attached to the Shares:

Name	Number of Shares	Percentage of Outstanding Shares
Investissement Québec	9,118,184	19.8%
Soleus Capital Master Fund, L.P.	4,801,375	10.4%

9.	Other Matters

As of the date of this Circular, the Corporation has no knowledge of any additional business that will be presented at the Meeting other than to consider the Arrangement Resolution.

ITEM VIII.	THE ARRANGEMENT

1.	Purpose of the Arrangement

The purpose of the Arrangement is to effect the acquisition of the Corporation by the Purchaser by way of a statutory plan of arrangement under Chapter XVI — Division II of the QBCA. Pursuant to the Arrangement Agreement, the Purchaser has agreed to acquire all of the issued and outstanding Shares for $3.01 in cash per Share and one (1) CVR to be issued by the Purchaser, subject to any applicable withholdings. Upon completion of the Arrangement, among other things, the Purchaser will acquire all of the issued and outstanding Shares and the Corporation will become a privately-held wholly-owned subsidiary of the Purchaser.

2.	Background to the Arrangement

The entering into of the Arrangement Agreement is the result of the Strategic Review, completed under the oversight of the Special Committee and extensive arm’s length negotiations conducted between the Corporation and Future Pak and their respective advisors. The following is a summary of the main events that led to the execution of the Arrangement Agreement and related definitive transaction documents, and certain meetings, negotiations, discussions and actions of the parties that preceded the execution of the Arrangement Agreement on July 2, 2025, and the public announcement of the Arrangement on such date.

As part of its ongoing mandate to act in the best interests of the Corporation, the Board, with the assistance of the Corporation’s management and advisors, routinely evaluates the Corporation’s performance, future growth prospects, capital requirements, overall corporate strategy and long-term strategic plans as well as potential strategic alternatives with the goal of expanding and strengthening the Corporation’s business and increasing shareholder value.

In 2023, the Corporation faced various challenges, including a declining price for the Shares and difficulties raising capital, which led the Corporation to explore potential commercialization partnerships and evaluate strategic alternatives.

In November 2023, the Board engaged Barclays as its exclusive financial advisor in the event the foregoing circumstances were to result in the Board having to consider a proposal for a strategic transaction involving the Corporation.

On December 1, 2023, Barclays recommended that all potential opportunities be explored, and management of the Corporation and the Board instructed Barclays to conduct a targeted confidential outreach to third party pharmaceutical companies to discuss business development opportunities.

During 2023, the price of the Shares fluctuated between CAD$1.24 and CAD$6.20 and $0.89 and $4.48, respectively, on each of the TSX and Nasdaq, and, as of December 29, 2023, the last trading day in 2023, the closing price of the Shares on each of the TSX and Nasdaq was CAD$2.14 and $1.62, respectively.

On February 29, 2024, the Board met, with members of management, Barclays and Fasken present, and, after reviewing business development opportunities and certain unsolicited non-binding proposals received by the Corporation to such date and on Barclays’ recommendation, decided to proceed with a confidential targeted market check to assess if there was a basis to pursue a strategic transaction for the acquisition of the Corporation (the “First Targeted Market Check”).

Following the receipt and consideration of certain non-binding indications of interest resulting from such First Targeted Market Check, on July 3, 2024, the Board decided to end the First Targeted Market Check due to proposals received being unsatisfactory and, on July 22, 2024, Barclays’ engagement was also terminated.

On August 12, 2024, the Corporation received a first unsolicited indication of interest from Future Pak (the “First Future Pak Proposal”), which offered $100 million in cash payable at closing and a CVR tied to value received through the EGRIFTA franchise, with a maximum payment of $50 million. The First Future Pak Proposal was determined by the Board to be an unsatisfactory proposal.

Following the receipt of certain written and/or verbal indications of interest from third parties during the period of August 2024 to November 2024, including the First Future Pak Proposal, and a letter from Soleus, a significant shareholder of the Corporation, indicating that it believed the best path forward for the Corporation was to pursue a merger or acquisition by another company to leverage the Corporation’s assets, on November 21, 2024, the Board formed an ad hoc Committee of independent directors —

Frank Holler (Chair), Andrew Molson, and Dawn Svoronos — to review acquisition proposals and other strategic alternatives for the Corporation (the “Strategic Review”). Barclays was re-engaged as financial advisor and Fasken was engaged as legal advisor to support both the Corporation and the Special Committee during the Strategic Review.

During November and December 2024, Barclays re-engaged with four (4) companies who were active potential acquirors during the First Targeted Market Check, as a refresh, as well as one (1) supplemental potential acquiror (the “Market Check Refresh”). Ultimately, none of such five (5) potential acquirors wanted to re-engage and/or present a proposal at such time, however, the Corporation would have subsequent exchanges with one (1) of such potential acquirors (“Bidder B”).

During 2024, the price of the Shares fluctuated between CAD$1.60 and CAD$3.05 and $1.17 and $2.30, respectively, on each of the TSX and Nasdaq, and, as of December 31, 2024, the last trading day in 2024, the closing price of the Shares on each of the TSX and Nasdaq was CAD$2.62 and $1.81, respectively.

Following subsequent exchanges with Bidder B, the Corporation received a non-binding indication of interest from Bidder B on January 2, 2025, which led to further negotiations, and, on January 12, 2025, the execution of an exclusivity agreement with Bidder B which provided for an initial exclusivity period ending February 26, 2025.

On January 15, 2025, the Corporation received a second unsolicited acquisition proposal for the acquisition of the Corporation from Future Pak (the “Second Future Pak Proposal”), but due to the exclusivity agreement with Bidder B, the Corporation was unable to engage with Future Pak.

On February 18, 2025, the Special Committee met and agreed not to immediately renew Bidder B’s exclusivity expiring on February 26, 2025 in order to provide a window of time during which they could evaluate the Second Future Pak Proposal.

Subsequent to the February 26, 2025 expiration of the exclusivity agreement with Bidder B, the Special Committee, based on the advice of its legal and financial advisors, discussed the relative merits of re-entering into exclusivity with Bidder B, and determined that it could consider a limited duration renewed exclusivity period if Bidder B would agree, in the event that the two parties were to reach a definitive agreement, to allow for a “go-shop” period with a two-tiered break fee. Bidder B acknowledged that it would agree to a “go-shop” period which would allow the Corporation to solicit additional offers for the Corporation.

After further consideration of the then current proposals from each of Future Pak and Bidder B, as well as further engagement with Future Pak regarding certain aspects of its proposal, on March 5, 2025, the Special Committee, considering the advice of management and its legal and financial advisors, determined to extend exclusivity with Bidder B for fifteen (15) days.

On March 9, 2025, the Corporation received a third unsolicited acquisition proposal from Future Pak.

On March 11, 2025, the Special Committee met, with management and Fasken present, to receive an update from Barclays on discussions with Bidder B and Future Pak and to discuss next steps. Board member Jordan Zwick was also invited for additional expertise. It was agreed that: (i) a non-disclosure agreement (“NDA”) containing a standard standstill provision would be prepared for signature by Future Pak; and (ii) the Corporation would continue negotiating an exclusivity extension with Bidder B, to be entered into following completion of Future Pak’s preliminary due diligence once under an NDA.

On March 12, 2025, Future Pak indicated it would not sign an NDA containing a standstill without having been granted exclusivity.

In each of February and March 2025, a potential acquiror (“Bidder C”), who had previously submitted two unsolicited non-binding indications of interest to the Corporation in late 2024, reached out to each of Barclays and the Chair of the Special Committee to indicate an on-going interest in engaging with the Corporation.

On March 15, 2025, the Corporation received a fourth unsolicited acquisition proposal from Future Pak.

On each of March 13 and March 15, 2025, meetings of the Special Committee were held to receive updates and discuss approaches in respect of each of Future Pak, Bidder B and Bidder C. Taking into consideration Future Pak’s indication that it would not sign an NDA including a standstill, the Special Committee determined it was advisable to renew exclusivity with Bidder B. On March 17, 2025, Barclays communicated to Future Pak that the Corporation was extending exclusivity with Bidder B. On March 22, 2025, Future Pak sent the Chair of the Special Committee and Barclays its signature to a draft mutual NDA, but, as the Corporation had re-entered exclusivity with Bidder B earlier on the same day, Barclays reiterated to Future Pak that it was unable to engage with Future Pak at such time.

Following renewed exclusivity being granted to Bidder B, the Corporation and Bidder B and their respective financial and legal advisors advanced due diligence as well as drafting of legal documentation in connection with a potential transaction.

On March 28, 2025, Raymond James was retained as independent financial advisor to provide the Special Committee with strategic advice in the context of the Strategic Review and for the purposes of delivering an independent fairness opinion, as needed.

On April 11, 2025, Future Pak issued a press release (the “Future Pak Press Release”) announcing that, since January 2025, it had submitted two formal proposals to acquire all of the outstanding Shares, the latest proposal offering cash consideration of $3.51 to $4.50 per Share. On April 10, 2025, the last trading day prior to such announcement, the closing price of the Shares on each of the TSX and Nasdaq was CAD$1.85 and $1.33, respectively.

On April 11, 2025, following the issuance of the Future Pak Press Release, the Board received a letter from Soleus, holder of 10.4% of issued and outstanding Shares at such time, urging the Corporation to engage with Future Pak.

On April 11, 2025, the Corporation released a statement clarifying certain facts in the Future Pak Press Release, indicating that it was under exclusivity with an unnamed third party and informing the public that the Special Committee had been formed to review proposals received and determine the course of action that was in the best interests of the Corporation and its stakeholders.

On April 12, 2025, Future Pak’s advisor relayed to Barclays that the Future Pak Press Release was issued to publicly register their offer amid rumors they would not have an opportunity to compete, and that Future Pak was ready to engage, having done considerable work using public information.

On April 14, 2025, the Special Committee, following discussions with its advisors, determined that the final offer received the prior day from Bidder B (the “Final Bidder B Offer”) was insufficient and agreed (i) to give Bidder B 24 hours to improve its offer and (ii) that if a satisfactory revision to the then current offer was not received within 24 hours, the Corporation would terminate exclusivity and issue a press release announcing the Corporation had decided to further evaluate the sale of the Corporation by way of an open and non-exclusive sale process (the “Sale Process”) and, in light of the public nature of the potential sale of the Corporation following the Future Pak Press Release, the Special Committee retained Norton Rose as its independent legal advisor.

On April 15, 2025, at a meeting of the Board, with management, Barclays, Fasken and Norton Rose present, the Board appointed Jordan Zwick as a formal member of the Special Committee and the Special Committee provided the Board with an update on recent developments following the Future Pak Press Release, as well as the Special Committee’s suggested strategy in respect of Bidder B.

Later in the day on April 15, 2025, as Bidder B had not improved the offer it had previously made, the Corporation issued a press release announcing the Sale Process and entered into an NDA with Future Pak.

On April 18, 2025, the Special Committee met, with Norton Rose, Fasken, Barclays and Raymond James present, and, following a presentation by Barclays and on the advice of its legal and financial advisors, the Special Committee determined to re-engage with the two counterparties who expressed interest during Bidder B’s exclusivity periods (namely, Future Pak and Bidder C), plus a targeted market check to see if any other potential bidders would be interested in participating in the Sale Process (the “Second Targeted Market Check” and, together with the First Targeted Market Check and the Market Check Refresh, the “Targeted Market Checks”).

Twenty (20) potential bidders (including Future Pak and Bidder C) were contacted as part of the Second Targeted Market Check and Barclays received unsolicited inbound reach outs from three (3) other potential bidders, following which five (5) parties executed NDAs and four (4) parties attended management presentations.

On May 21, 2025, another significant shareholder of the Corporation (the “Significant Shareholder”) signed a confidentiality undertaking in order for the Corporation to discuss with such shareholder its possible support of a potential transaction for the acquisition of the Corporation.

On May 22, 2025, a fifth revised offer was received from Future Pak (the “Fifth Future Pak Proposal”) and a revised offer was received from Bidder C. During the Second Targeted Market Check, Bidder B had reiterated that it would not change the Final Bidder B Offer. No offers were received from the other three (3) counterparties with whom NDAs were executed as part of the Second Targeted Market Check.

The Fifth Future Pak Proposal included a “SpinCo” concept to house certain assets and management of the Corporation. Such proposal was accompanied by a draft debt commitment letter from a potential lender to Future Pak (the “Debt Commitment Letter”).

On May 23, 2025, the Special Committee met, with Norton Rose, Fasken, Barclays and Raymond James present, to discuss the proposals received and (without Barclays present) Raymond James provided its preliminary financial analysis in respect of the Corporation. The Special Committee determined to continue engaging with Future Pak and Bidder B. Following such meeting, on the Special Committee’s instruction, Barclays requested a revised offer from Future Pak removing the “SpinCo” concept.

On May 25, 2025, a further revised offer was received from Future Pak (the “Sixth Future Pak Proposal”) for the aggregate price of $190 million in cash at closing, subject to a closing net debt adjustment in the event the closing net debt of the Corporation moved more than $3.5 million either upward or downward, and a CVR tied to value received through the EGRIFTA and Trogarzo franchises, with a maximum payment of $65 million, and which offer no longer contained the “SpinCo” concept.

On May 26, 2025, the Special Committee met, with management, Norton Rose, Fasken, Barclays and Raymond James present, to consider the Sixth Future Pak Proposal and (without management and Raymond James present) Barclays presented a preliminary financial analysis of the Corporation. Considering, among other things, the Targeted Market Checks that had been performed by the Corporation over the course of 2024 and 2025 and the strength of the Sixth Future Pak Proposal from a financial point of view as compared to the most recent offer received from Bidder B, as well as the fact that each of Barclays and Raymond James confirmed that, if requested by the Special Committee, they would be in a position to issue customary fairness opinions, subject to the assumptions, limitations and qualifications to be set forth therein, to the effect that the consideration to be received by Shareholders based on the Sixth Future Pak Proposal would be fair, from a financial point of view, to such Shareholders, the Special Committee agreed to continue to engage with Future Pak, with a goal of negotiating, signing and announcing a definitive agreement as soon as possible.

On May 29, 2025, the Chair of the Special Committee, along with Fasken, met with representatives of the Significant Shareholder to present the Sixth Future Pak Proposal to them and discuss such shareholder’s possible support for a potential transaction on the terms set out in the Sixth Future Pak Proposal with Future Pak.

In the weeks that followed, the Special Committee, with the support of Norton Rose, Fasken, Barclays and Raymond James, in collaboration with management, oversaw the negotiation with Future Pak of the Arrangement Agreement to be entered into by the Corporation with the Purchaser and Future Pak, and the ancillary documents thereto.

Between May 26, 2025 and July 2, 2025, the Corporation and Future Pak, and their respective legal and financial advisors, held several calls and meetings and exchanged and negotiated drafts of the Arrangement Agreement, which included a form of CVR Agreement, and the Debt Commitment Letter. In addition, Future Pak and its advisors continued to conduct confirmatory due diligence and held several meetings with management and the Corporation’s advisors.

On June 19, 2025, the Significant Shareholder contacted the Chair of the Special Committee and indicated in general terms that it might be willing to offer some form of financial support to a potential buyer, subject to such buyer agreeing to certain undertakings in respect of the Corporation’s presence in Québec, and request that such possibility be discussed with the bidders involved in the Second Targeted Market Check (including each of Future Pak and Bidder B).

On June 21, 2025, the Special Committee met to discuss the approach from the Significant Shareholder. On June 22, 2025, on instruction from the Special Committee, Barclays (i) communicated the Significant Shareholder’s interest in considering the possibility of some form of financial support for a transaction in exchange for certain undertakings with Future Pak and (ii) contacted Bidder B’s advisors to share the Significant Shareholder’s interest in considering the possibility of some form of financial support for a transaction in exchange for certain undertakings and requested that Bidder B consider such proposal and submit a revised offer on such basis.

On June 23, 2025, while negotiations were progressing with Future Pak, as the Corporation was not under exclusivity with Future Pak, Barclays did a final reach out to Bidder B’s advisors, who indicated that Bidder B would not be submitting a revised offer, despite the possibility of some form of financial support for a transaction from the Significant Shareholder.

On June 26, 2025, the Chair of the Special Committee, along with Barclays and Fasken, met with representatives of Future Pak and the Significant Shareholder to discuss the possible transaction between the Corporation and Future Pak, as well as Future Pak’s future plans for the Corporation.

On June 27, 2025, the Significant Shareholder conveyed to Fasken that it was not going to take a position at such point in time with respect to the Corporation’s possible transaction with Future Pak.

In the afternoon of July 2, 2025, the Special Committee met to review and discuss the proposed Arrangement and to conduct a final review of its material terms and conditions and to receive the advice of Barclays, Raymond James, Fasken and Norton Rose. Each of Barclays and Raymond James presented updates to their respective financial analyses with respect to the Arrangement and rendered their respective oral Fairness Opinions to the Special Committee, each subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in each applicable written Fairness Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders. After reviewing the terms of the draft Arrangement Agreement and the related transaction documentation, discussing the presentations by financial and legal advisors and having taken into consideration the Fairness Opinions, the Special Committee discussed and analyzed the benefits and risks associated with the Arrangement, including the factors described under “The Arrangement – Reasons for the Arrangement”. After careful consideration, the Special Committee unanimously determined that the Arrangement Agreement is in the best interests of the Corporation and is fair to the Shareholders. Accordingly, the Special Committee unanimously resolved to recommend that the Board approve the Arrangement and recommend that the Shareholders vote for the Arrangement Resolution.

Later in the afternoon of July 2, 2025, the Board met with Barclays, Raymond James, Fasken and Norton Rose to review the terms of the Arrangement Agreement and the related transaction documentation and to receive the unanimous recommendation of the Special Committee. Among other things, Barclays rendered its oral Fairness Opinion to the Board, subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in the written Barclays Fairness Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders. After careful consideration, and after consulting with Barclays, Fasken and Norton Rose, and having taken into account such factors and matters as it considers relevant, including, among other things, the unanimous recommendation of the Special Committee and the factors described under “The Arrangement – Reasons for the Arrangement”, the Board unanimously determined that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders, and unanimously resolved to recommend that Shareholders vote for the Arrangement Resolution.

During the evening of July 2, 2025, the Arrangement Agreement, the Support and Voting Agreements and the related transaction documentation were finalized and executed. A press release announcing the Arrangement was issued later that same evening.

3.	Reasons for the Arrangement

In evaluating and approving the Arrangement and in making their determinations and recommendations, each of the Special Committee and the Board considered a number of factors including, among others, the following:

•

Thorough Targeted Market Checks. In 2023, amidst efforts by the Corporation (including with Barclays’ support) to find commercial partners to achieve its strategic plan and to secure potential new financing sources, a number of third parties expressed an interest in acquiring the Corporation. As a result, after discussions with its financial and legal advisors, the Board decided to proceed with the First Targeted Market Check, which ran from February 2024 to July 2024 and was ultimately terminated due to unsatisfactory prices being offered. In the second half of 2024, the receipt of certain written and/or verbal indications of interest from third parties led to the formation of the Special Committee and the Market Check Refresh, again with the assistance of Barclays, which did not result in any offers. Following a months-long process with Bidder B that led to an uncompelling final offer, the Corporation ultimately decided to further evaluate the sale of the Corporation by way of an open and non-exclusive Sale Process and to conduct the Second Targeted Market Check, during which 20 potential bidders were contacted and four (4) unsolicited inbound reach outs were received. In connection therewith, the Corporation received two final offers, from each of Future Pak and Bidder C. Therefore, prior to signing the Arrangement Agreement, multiple targeted market checks were conducted involving solicitation of interest from potential bidders identified as potentially having a desire to pursue a transaction involving the Corporation;

•

Consideration is a Substantial and Compelling Premium. The cash portion of the consideration offered to the Shareholders and the combined cash and CVR consideration (assuming maximum payment of the CVR) represent premiums of 126% and 216%, respectively, to the closing price on the Nasdaq on April 10, 2025, the date prior to the announcement of Future Pak’s initial non-binding proposal, and of 90% and 165%, respectively, to the 30-day volume weighted average share price for the period ending on April 10, 2025;

•

Attractive Transaction Relative to Status Quo. The Special Committee, with the assistance of its financial and legal advisors, and based upon its collective knowledge of the business, affairs, operations, assets, liabilities, financial condition, results of operations and prospects of the Corporation and the current and prospective environment in which the Corporation operates, believes that the Arrangement is an attractive proposition for Shareholders relative to the status quo and is more favourable to the Shareholders than the other strategic alternatives reasonably available to the Corporation, including remaining as an independent public corporation. In particular, the Special Committee’s assessment of the Corporation’s strategic plan, the challenges it would face under the status quo, the substantial capital and resources required to implement the plan, the limited availability and high cost of such capital if the Corporation remained publicly listed, the broad declines in North American equity markets and resulting pressure on the Corporation’s share price, and the difficult macroeconomic environment, led the Special Committee to believe that the Arrangement is in the Corporation’s best interest compared to maintaining the status quo;

•

Limited Capacity to Finance Growth via Public Markets. Capital market financings by Nasdaq-listed biopharmaceutical micro-cap companies continue to be challenging with the low trading volume of the Shares being a deterrent to potential new institutional investors and the historically undervalued trading price of the Shares further exacerbates the challenges faced;

•

Cash Consideration; Immediate Liquidity. The Cash Consideration to be received by the Shareholders under the terms of the Arrangement Agreement will be paid entirely in cash and provides Shareholders with certainty, immediate value and liquidity for their investment and removes the volatility associated with owning securities of the Corporation as an independent, publicly-traded company, as well as the risks and uncertainties and longer potential timeline for realizing equivalent value from the Corporation’s strategic plan or other possible strategic alternatives;

•

Opportunity to Receive Additional Cash Payments under the CVRs. The Consideration includes a CVR tied to the value received through the EGRIFTA and Trogarzo franchises, with a maximum payment of $65 million, which provides Shareholders with an opportunity to receive future cash payments of up to $1.19 per Share;

•

Limited Potential Purchasers. In the view of the Special Committee, there are a limited number of potential purchasers with an interest to acquire the Corporation at a price per Share equivalent to the Cash Consideration, in light of the recent Targeted Market Checks performed prior to entering into the Arrangement Agreement and based on the Special Committee’s assessment, including advice from the Corporation’s management, Barclays and Raymond James. Therefore, there may not be another opportunity for Shareholders to receive a value comparable to the Consideration to be received pursuant to the Arrangement Agreement in another transaction in the future;

•

Best Possible Terms from Purchaser. Future Pak made its first non-binding proposal regarding a potential acquisition of the Corporation in August 2024 and, since then, four (4) further offers have been made by Future Pak. Following receipt of the Second Future Pak Proposal in January 2025, which instigated discussions between parties, the discussions and arm’s length negotiations with Future Pak took place over a period of two months. The Special Committee concluded, after such extensive negotiations and on the advice of Norton Rose, Fasken, Barclays and Raymond James, that the terms and conditions in the Arrangement Agreement, including in respect of the consideration to be paid to Shareholders pursuant thereto, are the best that could be obtained from Future Pak;

•

Terms of the Arrangement Agreement; Appropriateness of Deal Protections. The Special Committee and the Board have determined, after consultation with their legal advisors, that the terms and conditions of the Arrangement Agreement, including the Corporation’s and the Purchaser’s representations, warranties and covenants and the conditions to completion of the Arrangement are reasonable in light of all applicable circumstances, and believes that the limited nature of the conditions to completion of the Arrangement as provided by the Arrangement Agreement, including the absence of a financing condition, mean that the Arrangement is likely to be completed in accordance with its terms and within a short time period. The Termination Fee of $6 million, the Purchaser’s right to match a Superior Proposal and other deal protection measures contained in the Arrangement Agreement are, in the view of the Special Committee and the Board, after receiving advice from their financial and legal advisors, appropriate for a transaction of this nature. In the view of the Special Committee, after receiving advice from its financial and legal advisors, the Termination Fee is reasonable in the context of similar fees that have been negotiated in other transactions of comparable size and nature and should not preclude a third party from making an acquisition proposal;

•

Committed Financing. The Purchaser has provided the Corporation with satisfactory evidence, including the Debt Commitment Letter, that the Purchaser has arranged for committed financing that is not subject to unusual conditions;

•

Reverse Termination Fee. The Corporation is entitled to receive the Reverse Termination Fee of $12 million if the Arrangement Agreement is terminated in the event of a breach by the Purchaser in certain circumstances or a failure by the Purchaser to consummate closing in certain circumstances;

•

Support and Voting Agreements and Significant Shareholder Support. The Supporting Shareholders, who together owned or exercised control or direction over an aggregate of 524,266 Shares, representing in the aggregate approximately 1.14% of the Corporation’s outstanding Shares as at July 2, 2025, have entered into Support and Voting Agreements with the Purchaser under which they have agreed, among other things, to vote their Shares in favour of the Arrangement Resolution and against any resolution submitted by any other person that is inconsistent with the Arrangement. Further, Soleus, holding 10.4% of the outstanding Shares as at the date hereof, has on multiple occasions expressed to the Board and publicly its belief that an acquisition of the Corporation is in the best interest of the Shareholders and, on July 31, 2025, informed the Board that it is supportive of the Arrangement and intends to vote in favour of the Arrangement absent a material change in circumstances;

•

Limited Closing Conditions; Absence of Regulatory Approvals; Accelerated Timeline. The Purchaser’s obligation to complete the Arrangement is subject to a limited number of conditions, which the Special Committee and the Board, after consultation with their legal advisors, believes are reasonable under the circumstances and the closing of the Arrangement is not subject to any regulatory approvals. The Special Committee and the Board believe that the Arrangement is likely to be completed in accordance with its terms and within a short period of time following the receipt of required Shareholder and Court approvals; and

•	Treatment of Holders of Incentive Securities. The advantageous treatment of and consideration to be received by holders of Incentive Securities.

In making their unanimous determinations and recommendations, each of the Special Committee and the Board also observed that a number of procedural safeguards were, and are, present to allow the Special Committee and the Board to effectively represent the interests of the Corporation, including, among others:

•

Arm’s Length Negotiations and Special Committee Oversight. The Arrangement Agreement is the result of an extensive and robust arm’s-length negotiation process with the oversight and participation of the Special Committee, which is comprised solely of independent directors who have no financial interest in the Arrangement that is different from that of the Shareholders, and with the advice of experienced and qualified financial and legal advisors;

•

Independent Fairness Opinion. Raymond James, as independent financial advisor to the Special Committee, provided an independent fairness opinion to the Board and the Special Committee to the effect that, as at July 2, 2025, based upon and subject to the limitations, qualifications, assumptions and other matters set forth therein, the Consideration to be received by Shareholders under the Arrangement is fair, from a financial point of view, to such Shareholders. In connection with such independent fairness opinion, Raymond James will receive a fixed fee that is not dependent on the completion of the Arrangement or the conclusions it reached;

•

Financial Advisor’s Fairness Opinion. Barclays provided the Special Committee and the Board with a fairness opinion to the effect that, as at July 2, 2025, based upon and subject to the limitations, qualifications, assumptions and other matters set forth therein, the Consideration to be received by Shareholders under the Arrangement is fair, from a financial point of view, to such Shareholders;

•

Fiduciary Out; Ability to Respond to Unsolicited Superior Proposals. Under the Arrangement Agreement, the Board retains the ability, notwithstanding the non-solicitation provisions of the Arrangement Agreement, to consider and respond to unsolicited Superior Proposals prior to the approval of the Arrangement Resolution by the Shareholders on the specific terms and conditions set forth in the Arrangement Agreement, including the payment of the Termination Fee if the Arrangement Agreement is terminated as a result of the Corporation entering into a definitive agreement with respect to a Superior Proposal. In the view of the Special Committee and the Board, after receiving legal and financial advice, the Termination Fee is reasonable in the circumstances and would not preclude a third party from potentially making a Superior Proposal. Further, the Support and Voting Agreements automatically terminate in the event that the Arrangement Agreement is terminated in accordance with its terms, permitting the Supporting Shareholders to support a transaction involving a Superior Proposal;

•

Required Shareholder Approval. The Arrangement will become effective only if it is approved by an affirmative vote of at least (i) 66 2⁄3% of the votes cast by Shareholders and (ii) at least a majority of the votes cast by Shareholders, excluding the votes attached to Shares beneficially owned, or over which control or direction is exercised, by Shareholders required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, in each case, by Shareholders present in person or represented by proxy at the Meeting;

•	Required Court Approval. The Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable;

•

Dissent Rights. Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if validly exercised, receive the fair value of their Shares;

•	Appropriate Inducements. The Termination Fee and the Purchaser’s right to match are appropriate inducements to the Purchaser to enter into the Arrangement Agreement; and

•	Fairness for Stakeholders. In the Special Committee’s view, the terms of the Arrangement Agreement treat stakeholders of the Corporation fairly in light of all relevant facts and circumstances.

In making their determinations and recommendations, the Special Committee and the Board also considered a variety of uncertainties, risks and other potentially negative factors relating to the Arrangement, including those described below:

•

Risk of Non-Completion. There are risks to the Corporation if the Arrangement is not completed in a timely manner or at all, including the costs to the Corporation in pursuing the Arrangement (a significant portion of which will be incurred regardless of whether the Arrangement is consummated), the potential diversion of management’s attention away from conducting the Corporation’s day-to-day business in the ordinary course and the potential impact on the Corporation’s current business relationships, including with future and prospective employees, customers, suppliers and partners;

•

Ability to Achieve an Alternative Transaction. If the Arrangement Agreement is terminated, there is no assurance that the Corporation will be able to find an alternative transaction with a party willing to pay greater or equivalent value compared to the Consideration or that the continued operation of the Corporation under its current business model would yield equivalent or greater value compared to that available under the Arrangement;

•

Closing Conditions and Approvals. The completion of the Arrangement is subject to certain conditions that must be satisfied or waived, certain of which are outside the control of the Corporation, including the receipt of the Required Shareholder Approval. There is no certainty that the Required Shareholder Approval will be obtained or that the other closing conditions will be satisfied or waived in a timely manner or at all. In addition, the Purchaser has the right to terminate the Arrangement Agreement in certain circumstances, including generally if conditions are not met by the Outside Date;

•

Consummation of the Purchaser’s Financing. The conditions set forth in the Debt Commitment Letter may not be satisfied on a timely basis or at all, which risk is partially mitigated by the Reverse Termination Fee, or other events may arise which would prevent the Purchaser from consummating the Arrangement;

•

Restrictions on Operations. The restrictions on the conduct of the Corporation’s business imposed pursuant to the Arrangement Agreement, requiring the Corporation to conduct its business in the ordinary course, subject to certain exceptions, during the period between the execution of the Arrangement Agreement and the consummation of the Arrangement or the termination of the Arrangement Agreement, may delay or prevent the Corporation from undertaking business opportunities that may arise pending completion of the Arrangement;

•

No Continuing Interest of Shareholders. If the Arrangement is successfully completed, the Corporation will no longer exist as an independent public corporation, the Shares will be delisted from the TSX and the Nasdaq and the consummation of the Arrangement will eliminate the opportunity for Shareholders to participate in potential longer- term benefits of the business of the Corporation that might result from future growth and the potential achievement of the Corporation’s long-term plans to the extent that those benefits, if any, exceed the benefits reflected in the Consideration received by Shareholders pursuant to the Arrangement and with the understanding that there is no assurance that any such long-term benefits will in fact materialize;

•

Taxable Transaction. The Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their receipt of the Consideration pursuant to the Arrangement;

•	Newly-Formed Purchaser. The Purchaser is a newly formed entity with no assets other than its rights under the Debt Commitment Letter; and

•

Superior Proposals. The limitations on the Corporation’s ability to solicit additional interest from third parties and the Purchaser’s right contained in the Arrangement Agreement to match a Superior Proposal, under certain conditions, may discourage other parties from making a Superior Proposal.

The foregoing summary of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive but includes the material information, factors and analysis considered by the Special Committee and the Board in making their respective determinations and recommendations with respect to the Arrangement. The members of the Special Committee and the directors of the Corporation evaluated the various factors summarized above in light of their own knowledge of the Corporation and the industry in which it operates and of the Corporation’s business, financial condition and prospects, and were assisted in this regard by management and financial advisors and outside legal counsel. Neither the Special Committee nor the Board considered it practicable to, and did not, quantify or otherwise attempt to assign specific weights to the factors considered in reaching their determinations and recommendations. Neither the Special Committee nor the Board reached any specific conclusion with respect to any of the factors or reasons considered, and the above factors are not presented in any order of priority. The foregoing discussion includes forward-looking information and readers are cautioned that actual results may vary. See “Forward-Looking Statements”.

4.	Recommendation of the Special Committee and the Board

Having undertaken a thorough review of, and carefully considered the terms of the Arrangement and the Arrangement Agreement and a number of other factors, including, without limitation, those listed under “The Arrangement – Reasons for the Arrangement”, and after consulting with outside legal and financial advisors, the Special Committee has unanimously determined that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders. Accordingly, the Special Committee has unanimously recommended that the Board approve the Arrangement and that the Board recommend that Shareholders vote in favour of the Arrangement Resolution.

After careful consideration, and after consulting with outside legal and financial advisors and having taken into account such factors and matters as it considered relevant, including, without limitation, those listed under “The Arrangement – Reasons for the Arrangement”, as well as the Special Committee’s unanimous recommendation, the Board has unanimously determined that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders. Accordingly, the Board has unanimously approved the Arrangement and recommends that Shareholders vote in favour of the Arrangement Resolution.

5.	Fairness Opinions

In deciding to approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement Resolution, the Special Committee and the Board considered, among other things, the Fairness Opinions. The Fairness Opinions each state that, as at July 2, 2025, and based upon and subject to the assumptions, limitations, qualifications and other matters respectively set forth in therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

The Fairness Opinions were one of many factors considered by the Special Committee and the Board in evaluating the Arrangement and should not be viewed as determinative of the views of the Special Committee or the Board with respect to the Arrangement or the Consideration to be received by Shareholders under the Arrangement.

The following summaries of the Fairness Opinions are qualified in their entirety by reference to the full texts of the applicable Fairness Opinion attached to this Circular as Appendix G and Appendix H, respectively. You are encouraged to read the Fairness Opinions in their entirety. The Fairness Opinions are not recommendations as to how any Shareholder should vote with respect to the Arrangement or any other matter.

Barclays Fairness Opinion

The Corporation engaged Barclays to act as its financial advisor with respect to pursuing strategic alternatives for the Corporation, including a possible sale of the Corporation, pursuant to an engagement letter dated November 10, 2023 and the subsequent reinstatement of such engagement letter on November 21, 2024. On July 2, 2025, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Board and the Special Committee that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in the Barclays Fairness Opinion, the Consideration to be received by the Shareholders is fair, from a financial point of view, to such Shareholders.

The full text of the Barclays Fairness Opinion, dated as of July 2, 2025, is attached as Appendix G to this Circular. The Barclays Fairness Opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering the Barclays Fairness Opinion. You are encouraged to read the Barclays Fairness Opinion carefully in its entirety. The following is a summary of the Barclays Fairness Opinion and the methodology that Barclays used to render the Barclays Fairness Opinion. This summary is qualified in its entirety by reference to the full text of the Barclays Fairness Opinion.

The Barclays Fairness Opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the Board and the Special Committee, addresses only the fairness, from a financial point of view, of the Consideration to be received by the Shareholders (other than any Dissenting Shareholders who have validly exercised their respective Dissent Rights) and does not constitute a recommendation to any Shareholder as to how such Shareholder should vote with respect to the Arrangement or any other matter. The terms of the Arrangement were determined through arm’s-length negotiations between the Corporation and Future Pak, and were unanimously approved by the Board. Barclays did not recommend any specific form of Consideration to the Shareholders or that any specific form of consideration constituted the only appropriate consideration for the Arrangement. Barclays was not requested to address, and the Barclays Fairness Opinion does not in any manner address, the Corporation’s underlying business decision to proceed with or effect the Arrangement, the likelihood of the consummation of the Arrangement, or the relative merits of the Arrangement as compared to any other transaction in which the Corporation may engage. In addition, Barclays expressed no opinion on, and the Barclays Fairness Opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Arrangement, or any class of such Persons, relative to the Consideration to be received by the Shareholders in the Arrangement. No limitations were imposed by the Board or the Special Committee upon Barclays with respect to the investigations made or procedures followed by it in rendering the Barclays Fairness Opinion.

In arriving at the Barclays Fairness Opinion, Barclays, among other things:

•	reviewed and analyzed drafts of the Arrangement Agreement and Plan of Arrangement, each dated as of July 2, 2025, and the specific terms of the Arrangement;

•	reviewed and analyzed a draft of the CVR Agreement, dated as of July 2, 2025;

•

reviewed and analyzed publicly available information concerning the Corporation that Barclays believed to be relevant to its analysis, including the Corporation’s Annual Report on Form 20-F for the fiscal year ended November 30, 2024 and certain interim reports of the Corporation on Form 6-K;

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of the Corporation furnished to Barclays by the Corporation, including financial projections of the Corporation prepared by the Corporation’s management;

•	reviewed and analyzed a trading history of the Shares from April 2024 through July 2025 and a comparison of such trading history with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of the Corporation with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the Arrangement with the financial terms of certain other transactions that Barclays deemed relevant;

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of the Corporation;

•	reviewed and analyzed the results of Barclays’ efforts to solicit indications of interest from third parties with respect to a sale of all or part of the Corporation;

•	had discussions with the management of the Corporation concerning its business, operations, assets, liabilities, financial condition and prospects; and

•	has undertaken such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at the Barclays Fairness Opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of the management of the Corporation that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Corporation, upon the advice of the Corporation, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Corporation as to the Corporation’s future financial performance and that the Corporation would perform in accordance with such projections. In arriving at the Barclays Fairness Opinion, Barclays relied upon the Corporation’s management’s assessments and projections as to the probability and estimated timing of achievement of the CVR Milestones triggering the Milestone Payments, which were provided to or discussed with Barclays by the management of the Corporation. In arriving at the Barclays Fairness Opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at the Barclays Fairness Opinion, Barclays did not conduct a physical inspection of the properties and facilities of the Corporation and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Corporation. The Barclays Fairness Opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, July 2, 2025. Barclays assumed no responsibility for updating or revising the Barclays Fairness Opinion based on events or circumstances that may have occurred after, July 2, 2025. In addition, Barclays expressed no opinion as to the CVR Agreement, including without limitation the structure or form of the CVR (with respect to transferability, illiquidity, or otherwise), or whether and when any amount payable thereunder will be paid.

Barclays assumed that the executed Arrangement Agreement, the Plan of Arrangement and the CVR Agreement would conform in all material respects to the last drafts of each agreement reviewed by Barclays. In addition, Barclays assumed the accuracy of the representations and warranties contained in the Arrangement Agreement and all agreements related thereto, including the Plan of Arrangement and the CVR Agreement. Barclays also assumed, upon the advice of the Corporation, that all material governmental, regulatory and third party approvals, consents and releases for the Arrangement would be obtained within the constraints contemplated by the Arrangement Agreement and Plan of Arrangement and that the Arrangement will be consummated in accordance with the terms of the Arrangement Agreement, the Plan of Arrangement and the CVR Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the Arrangement, nor did the Barclays Fairness Opinion addresses any legal, tax, regulatory or accounting matters, as to which Barclays understood the Corporation had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering the Barclays Fairness Opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at the Barclays Fairness Opinion, Barclays did not ascribe a specific range of values to the Shares but rather made its determination as to fairness, from a financial point of view, to the Shareholders of the Consideration to be received by such Shareholders in the Arrangement on the basis of various financial and comparative analyses. The preparation of the Barclays Fairness Opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, the Barclays Fairness Opinion is not readily susceptible to summary description.

In arriving at the Barclays Fairness Opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying the Barclays Fairness Opinion.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses used by Barclays in preparing the Barclays Fairness Opinion. The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying the Barclays Fairness Opinion. The preparation of the Barclays Fairness Opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Corporation, Future Pak, Barclays or any other parties to the Arrangement. No company, business or transaction considered in Barclays’ analyses and reviews is identical to the Corporation or Future Pak or the Arrangement, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of the Corporation, Future Pak, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.

The summary of the financial analyses and reviews provided below includes information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews.

For purposes of its analyses and reviews, Barclays considered both the Cash Consideration payable at closing pursuant to the Arrangement Agreement as well as an estimate of the net present value of the total consideration as of May 31, 2025, taking into account the Corporation’s management’s estimates of the likelihood of achieving the CVR Milestones set forth in the CVR Agreement and applying a discount rate of 12.25% (the midpoint of the discount rate range of 10.5% to 14.0% determined by Barclays), reflecting estimates of the Corporation’s weighted average cost of capital, to calculate an implied net present value per Share (the “Implied NPV Consideration”).

Selected Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per Share by reference to those companies, which could then be used to calculate implied ranges, Barclays reviewed and compared specific financial and operating data relating to the Corporation with selected companies that Barclays, based on its experience in the biopharmaceutical industry, deemed comparable to the Corporation. The selected comparable companies with respect to the Corporation were (the “Selected Comparable Companies”):

•	Xeris Biopharma Holdings, Inc.

•	Pharming Group NV

•	Rigel Pharmaceuticals, Inc.

•	Heron Therapeutics Inc.

•	Puma Biotechnology, Inc.

•	Medexus Pharmaceuticals Inc.

Barclays calculated and compared various financial multiples and ratios of the Corporation and the Selected Comparable Companies (the “Selected Comparable Company Analysis”). As part of its Selected Comparable Company Analysis, Barclays calculated and analyzed each company’s ratio of its enterprise value to its 2025 estimated revenue. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data and closing prices, as of July 1, 2025, the last trading date prior to the delivery of the Barclays Fairness Opinion. The results of this Selected Comparable Company Analysis are summarized below:

Metric	25th Percentile	Median	Mean	75th Percentile
Enterprise Value / 2025E Revenue	1.0x	2.0x	2.0x	2.8x

Barclays selected the Selected Comparable Companies because their businesses and operating profiles were considered by Barclays to be reasonably similar to that of the Corporation. However, because no Selected Comparable Company is exactly the same as the Corporation, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the Selected Comparable Company Analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Corporation and the Selected Comparable Companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between the Corporation and the Selected Comparable Companies. Based upon these judgments, Barclays selected a range of enterprise value multiples of 1.0x to 2.8x of 2025 estimated revenues and applied such range to the management projections to calculate ranges of implied prices per Share.

Barclays noted that on the basis of the Selected Comparable Company Analysis, the Cash Consideration per Share was within the range of implied values per Share and the Implied NPV Consideration per Share was above the range of implied values per Share calculated in the Selected Comparable Company Analysis.

Discounted Cash Flow Analysis

In order to estimate the present value of the Shares, Barclays performed a discounted cash flow analysis (“DCF Analysis”) of the Corporation. A DCF Analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of the Corporation using the DCF Analysis, Barclays added (i) the Corporation’s projected after-tax unlevered free cash flows for the second half of fiscal year 2025 and fiscal years 2026 through 2036 based on management projections to (ii) the “terminal value” of the Corporation as of the end of the Corporation’s fiscal year 2036, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest, tax expense and amortization (excluding amortization of purchased intangibles) and subtracting capital expenditures, adding depreciation and adjusting for changes in working capital. The “terminal value” refers to the residual value of the Corporation at the end of the forecast period and was estimated by discounting the after-tax unlevered free cash flows for the Corporation’s fiscal year 2036 to present value using a range of selected discount rates and an estimated perpetuity growth rate of -40%. The range of after-tax discount rates of 10.5% to 14.0% was selected based on an analysis of the weighted average cost of capital of the Corporation and the comparable companies. Barclays then calculated a range of implied prices per Share by subtracting estimated net debt as of May 31, 2025, as provided by the Corporation management, from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of Shares calculated on a treasury stock method basis (taking into account outstanding in-the-money Options, Exchangeable Subscription Receipts, DSUs, SARs and Warrants, if applicable) as of May 31, 2025.

Barclays noted that on the basis of the DCF Analysis, the Cash Consideration per Share was within the range of implied values per Share, and the Implied NPV Consideration per Share was above the range of implied values per Share calculated in the analysis above.

Selected Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions in the biopharmaceutical industry, deemed relevant (the “Precedent Transactions Analysis”). Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to the Corporation with respect to the size, mix, margins and other characteristics of their businesses.

As part of its selected precedent transaction analysis, for each of the selected transactions, based on information Barclays obtained from company filings and broker research, Barclays analyzed the enterprise value of each target company at the time of announcement of the respective transactions as compared to their projected revenues for the following fiscal year (or their current fiscal year if the announcement of the transaction occurred less than halfway through the applicable fiscal year).

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Corporation and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and the Corporation. Based upon these judgments, Barclays selected a range of enterprise value multiples implied by the prices paid (excluding contingent consideration) of 1.5x to 3.0x of 2025 estimated revenues and applied such range to the management projections. The following table sets forth the transactions analyzed based on such characteristics and the results of such analysis:

Date Announced	Target	Acquiror	Transaction Value / 1Y Forward Revenue
March 19, 2025	OptiNose, Inc.	Paratek Pharmaceuticals, Inc.	2.5x
February 20, 2025	Mayne Pharma Group Ltd.	Cosette Pharmaceuticals, Inc.	1.5x
June 24, 2024	Alimera Sciences, Inc.	ANI Pharmaceuticals, Inc.	3.5x
June 6, 2023	Paratek Pharmaceuticals, Inc.	Gurnet Point Capital LLC / Novo Holdings A/S	1.5x
July 11, 2022	La Jolla Pharmaceutical Company	Innoviva, Inc.	2.1x
February 14, 2022	BioDelivery Sciences International, Inc.	Collegium Pharmaceutical, Inc.	3.2x
October 11, 2021	Adamas Pharmaceuticals, Inc.	Supernus Pharmaceuticals, Inc.	4.2x
June 25, 2021	Osmotica Pharmaceuticals plc	Alora Pharmaceuticals, LLC	1.3x
March 16, 2020	Correvio Pharma Corp.	Advanz Pharma Corp. Limited	1.7x
January 18, 2019	Spectrum Pharmaceuticals, Inc.	Acrotech Biopharma	1.5x
	25th percentile	1.5x	1.8x
	Median	1.9x	2.4x
	Mean	2.3x	2.7x
	75th percentile	3.0x	3.4x

Barclays noted that on the basis of the Precedent Transactions Analysis, the Cash Consideration per Share and the Implied NPV Consideration per Share were each within the range of implied values per Share, calculated using the projections of the Corporation’s management.

Other Factors

Barclays also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were references for informational purposes, including, among other things, the historical share price analysis, transaction premium analysis and analyst price target analysis, each described below.

Transaction Premium Analysis

In order to assess the premium to be received by the Shareholders in the Arrangement relative to the premiums offered to shareholders in other transactions, Barclays reviewed the premium paid in select biopharmaceutical transactions valued between $50 million and $250 million in the 10-year period ending July 1, 2025 (the “Transaction Premium Analysis”). For each transaction, Barclays calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s share price on the last unaffected date prior to the announcement of such transaction. These selected transactions yielded a premium range of 22% to 168%.

The reasons for and the circumstances surrounding each of the transactions analyzed in the transaction premium analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Corporation and the companies included in the transaction premium analysis. Accordingly, Barclays believed that a purely quantitative transaction premium analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the proposed transaction which would affect the acquisition values of the target companies and the Corporation. Based upon these judgments, Barclays selected a range to the closing price of the Share on April 10, 2025 (the last trading day prior to the public announcement of Future Pak’s acquisition proposal for the Corporation) to calculate a range of implied prices per Share.

Barclays noted that on the basis of the Transaction Premium Analysis, the Cash Consideration per Share was within the range of implied values per Share, and the Implied NPV Consideration per Share was above the range of implied values per Share, in each case, calculated using the closing price of the Shares on the Nasdaq on April 10, 2025.

Historical Share Price Analysis

To illustrate the trend in the historical trading prices of the Shares, Barclays considered historical data with regard to the trading prices of the Shares for the 12-month period ended April 10, 2025 (the last trading day prior to the public announcement of Future Pak’s acquisition proposal for the Corporation). Barclays noted that during the 12-month period ended April 10, 2025, the closing price of the Shares on the Nasdaq ranged from $1.15 to $2.05.

Equity Research Target Prices Analysis

Barclays reviewed the price target for the Shares published by three research analysts covering the Corporation, as of a range of dates between February 26, 2025 and April 14, 2025 (after the public announcement of Future Pak’s acquisition proposal for the Corporation). The publicly available per share price targets published by such research analysts do not necessarily reflect current market trading prices for the Shares and such estimates are subject to uncertainties, including future financial performance of the Corporation and future market conditions.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Board selected Barclays because of its familiarity with the Corporation and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.

Barclays is acting as financial advisor to the Corporation in connection with the Arrangement. As compensation for its services in connection with the Arrangement, the Corporation paid Barclays a fee upon the delivery of the Barclays Fairness Opinion which is referred to as the “Opinion Fee”. The Opinion Fee was not contingent upon the conclusion of the Barclays Fairness Opinion or the consummation of the Arrangement. Additional compensation will be payable on completion of the Arrangement against which the Opinion Fee will be credited. In addition, the Corporation has agreed to reimburse Barclays for a portion of its reasonable out-of-pocket expenses incurred in connection with the Arrangement and to indemnify Barclays for certain liabilities that may arise out of its engagement by the Corporation and the rendering of the Barclays Fairness Opinion. In the past two years, Barclays has not received fees from either the Corporation, the Purchaser or Future Pak for any investment banking services.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Corporation and Future Pak and certain of their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Raymond James Fairness Opinion

Pursuant to an engagement letter between the Corporation and Raymond James dated March 28, 2025 (the “Raymond James Engagement Letter”), Raymond James was retained by the Corporation to act as an independent financial advisor to the Special Committee, including to advise and assist the Special Committee in considering all strategic alternatives available to the Corporation as part of a strategic review process and to provide an opinion to the Special Committee as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant the Arrangement. Under the terms of the Raymond James Engagement Letter, Raymond James will receive a fixed fee from the Corporation for its advisory services and a fee payable on delivery of the Raymond James Fairness Opinion, which is not contingent, in whole or in part, upon the conclusions reached in the Raymond James Fairness Opinion or the outcome of the Arrangement. The Corporation has also agreed to reimburse Raymond James for all reasonable legal and out-of-pocket expenses and to indemnify Raymond James against certain potential liabilities arising out of its engagement.

At the meetings of the Special Committee and the Board each held on July 2, 2025 to consider the Arrangement, Raymond James orally delivered the Raymond James Fairness Opinion to the Special Committee and the Board, which was subsequently confirmed in writing in a written opinion dated July 2, 2025. The Raymond James Fairness Opinion concluded that, as of July 2, 2025, and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in the written Raymond James Fairness Opinion as well as such other information, analyses and discussions as Raymond James considered necessary or appropriate in the circumstances, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

The full text of the Raymond James Fairness Opinion which states, among other things, the credentials of Raymond James, the assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken, is attached as Appendix H to this Circular and incorporated by reference in its entirety into this Circular. Shareholders are urged to read the Raymond James Fairness Opinion carefully and in its entirety. The summary of the Raymond James Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Raymond James Fairness Opinion.

The Raymond James Fairness Opinion was provided to the Special Committee and the Board for their exclusive use only in considering the Arrangement and does not address any other aspects of the Arrangement and does not constitute and should not be construed as a recommendation to the Special Committee or the Board as to any decision with respect to the Arrangement or as to how any Shareholder should vote or act on any matter relating to the Arrangement, nor as an opinion concerning the trading price or value of any securities of the Corporation at any time, including following the announcement, completion or termination of the Arrangement. The Raymond James Fairness Opinion may not be published, disclosed to any other person, relied upon or used by any other person, or used for any other purpose, without the express prior written consent of Raymond James, which consent has been obtained for the purposes of its inclusion in this Circular. The Raymond James Fairness Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Corporation or the Corporation’s underlying business decision to implement the Arrangement. Raymond James has not been asked to prepare, nor has it prepared, a formal valuation or appraisal of the Corporation or any of its securities or assets, and the Raymond James Fairness Opinion should not be construed as such.

Neither of Raymond James nor any of its affiliates or associates is an “associated entity”, an “affiliate entity” or an “issuer insider” (as such terms are defined in Multilateral Instrument 61-101) of the Interested Parties. Neither Raymond James nor any of its affiliates has been engaged to provide financial advisory services, nor participated in any financing involving the Interested Parties within the 24 months prior to the date of the Raymond James Fairness Opinion, other than services provided under the Raymond James Engagement Letter and as described herein and in the Raymond James Fairness Opinion. There are no other understandings, agreements, or commitments between Raymond James and any of the Interested Parties with respect to any current or future business dealings which are or would be material to Raymond James.

Raymond James may, in the ordinary course of its business, provide financial advisory or investment banking services to the Interested Parties or their respective affiliates or associates from time to time. In addition, in the ordinary course of its business, Raymond James acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today or in the future, positions in the securities of the Interested Parties or their respective affiliates or associates, and, from time to time, may have executed or may execute transactions on behalf of the Interested Parties or other clients for which it received or may receive compensation. In addition, as an investment dealer, Raymond James conducts research on securities, and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties or their respective affiliates or associates.

The Raymond James Fairness Opinion represents the opinion of Raymond James and its form and content have been approved for release by a committee of managing directors of Raymond James, each of whom is experienced in providing valuations and fairness opinions for mergers and acquisitions as well as providing capital markets advice.

In connection with rendering the Raymond James Fairness Opinion, Raymond James has reviewed and relied without independent verification upon, among other things, the following:

i.	Proposals submitted to the Corporation, including the non-binding indications of interest submitted by the Purchaser dated May 22, 2025 and May 25, 2025, along with their supporting documents;

ii.	A draft of the Arrangement Agreement, including the Plan of Arrangement, dated June 23, 2025 and the schedules attached thereto (together with disclosure letters relating thereto);

iii.	A draft of the form of the Contingent Value Rights Agreement dated June 23, 2025;

iv.

The Corporation’s consolidated annual financial statements, and management of the Corporation’s management discussion and analysis for the years ended November 30, 2024, 2023, and 2022 together with notes thereto, and the auditor’s report thereon;

v.

The Corporation’s interim consolidated unaudited financial statements, and the Corporation’s management discussion and analysis for the three-month periods ended February 28, 2025, August 31, 2024, May 31, 2024, February 29, 2024, August 31, 2023, May 31, 2023, February 28, 2023, August 31, 2022, May 31, 2022, and February 28, 2022;

vi.	Certain public disclosure by the Corporation as filed on SEDAR + and EDGAR, as at July 2, 2025, including press releases issued by the Corporation;

vii.	Certain public investor presentations and marketing materials prepared by the Corporation;

viii.

Certain internal financial, operational, corporate and other information with respect to the Corporation, including financial models prepared by the Corporation’s management, as well as internal operating and financial projections prepared or reviewed by the Corporation’s management (and discussions with the Corporation’s management with respect to such information, model, projections and presentations);

ix.	Various verbal and written conversations with the Corporation’s management with regards to the operations, financial condition and corporate strategy of the Corporation;

x.

A financial model received from the Corporation (the “Corporation Financial Model”) dated June 28, 2025, reflecting the Corporation’s management’s view of financial and operating projections for the Corporation and discussions with the Corporation’s management with respect thereto;

xi.	Selected public market trading statistics and financial information of the Corporation and other entities considered by Raymond James to be relevant;

xii.	Other public information relating to the business, operations and financial condition of the Corporation considered by Raymond James to be relevant;

xiii.

Other publicly available information relating to selected public companies considered by Raymond James to be relevant, including where available to Raymond James, published reports by equity research analysts and industry reports;

xiv.	Information with respect to selected precedent transactions considered by Raymond James to be relevant; and

xv.	Such other information, analyses, investigations, and discussions as Raymond James considered necessary or appropriate in the circumstances.

Raymond James has also participated in various discussions with Fasken, legal counsel to the Board and the Corporation, and Norton Rose, legal counsel to the Special Committee, concerning the Arrangement Agreement and related matters. Raymond James has also reviewed the projections provided by the Corporation’s management in the Corporation Financial Model together with the CVR Milestones. Additionally, Raymond James has discussed with the Corporation’s management their perspectives on the likelihood of achieving the proposed CVR Milestones.

Raymond James also participated in discussions with the Corporation’s management, the Corporation’s financial advisor Barclays, as well as the Board, respecting potential alternative strategic and business development transactions with select third parties other than the Purchaser that were considered as part of the market check and sale processes conducted, and the status, outcomes and probabilities of those potential alternative strategic transactions.

Raymond James has not, to the best of its knowledge, been denied access by the Corporation to any information requested by Raymond James.

The President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer of the Corporation have represented (with respect to and on behalf of the Corporation and not in their personal capacities) to Raymond James that, to the best of their knowledge after due inquiry, there have been no valuations or appraisals relating to the Corporation or any of its subsidiaries, or any of their material assets, made in the 24 months preceding the date of the Raymond James Fairness Opinion, including any “prior valuation” within the meaning of Multilateral Instrument 61-101.

Raymond James has not been asked to prepare and has not prepared, as a formal valuation under Multilateral Instrument 61-101, an appraisal of any of the assets or securities of the Corporation or any of its subsidiaries and the Raymond James Fairness Opinion should not be construed as such. Raymond James has relied upon the advice of counsel to the Corporation that the Arrangement is not subject to the formal valuation requirements of Multilateral Instrument 61-101. Raymond James has relied upon, and has assumed the completeness, accuracy and fair presentation of all information, data, advice, opinions and representations obtained by Raymond James from public sources, or provided to Raymond James by the Corporation or its affiliates or advisors or otherwise obtained by Raymond James pursuant to their engagement, and the Raymond James Fairness Opinion is conditional upon such completeness, accuracy and fair presentation.

Raymond James has not been requested to, or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. Raymond James has not met separately with the independent auditors of the Corporation in connection with preparing the Raymond James Fairness Opinion and have assumed the accuracy and fair presentation of, and relied upon, the Corporation’s audited financial statements and the reports of the auditors thereon and the Corporation’s interim unaudited financial statements.

With respect to the non-historical financial data, operating and financial forecasts and budgets provided to Raymond James concerning the Corporation and relied upon in their financial analyses, Raymond James has assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of the Corporation’s management, having regard to the Corporation’s business, plans, financial condition and prospects. Raymond James has also assumed that the Arrangement will be completed substantially in accordance with its terms (without any waiver or amendment of any terms or conditions) and all applicable Laws, and that the Arrangement Agreement and the Circular will disclose all material facts relating to the Arrangement and will satisfy all applicable legal requirements.

Raymond James has assumed that the Arrangement Agreement (including the schedules thereto and the Corporation Disclosure Letter relating thereto) will not differ materially from the form of the drafts reviewed by Raymond James; Raymond James has assumed that the representations and warranties made by the parties in the Arrangement Agreement are true and correct.

The Corporation has represented to Raymond James, in a certificate of its President and Chief Executive Officer and its Senior Vice President and Chief Financial Officer dated the date of the Raymond James Fairness Opinion (with respect to and on behalf of the Corporation and not in their personal capacities), among other things, that the information (financial or otherwise), data, documents, opinions, appraisals, valuations and other information and materials of whatsoever nature or kind provided to Raymond James by or on behalf of the Corporation respecting the Arrangement, the Corporation and its subsidiaries and their respective assets, including, without limitation, the written information and discussions concerning the Corporation referred to under the heading “Scope of Review” in the Raymond James Fairness Opinion (collectively, the “Information provided to Raymond James”), are complete, true, accurate and correct in all material respects at the date the Information provided to Raymond James was provided to Raymond James and that no change has occurred in the Information provided to Raymond James or any part thereof, since the respective dates which would have or which would reasonably be expected to have a material effect on the Raymond James Fairness Opinion or the Arrangement.

The Raymond James Fairness Opinion does not address the treatment of the Corporation’s holders of dilutive securities under the Arrangement.

Raymond James are not legal, tax or accounting experts and express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of the Raymond James Fairness Opinion for the Special Committee’s purposes; Raymond James has relied upon, without independent verification, the assessment by the Corporation and its legal, tax and accounting advisors with respect to such matters.

The Raymond James Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the Raymond James Fairness Opinion and the conditions and prospects, financial and otherwise, of the Corporation as they are reflected in the Information provided to Raymond James and as they were represented to Raymond James in discussions with the Corporation’s management and advisors. In Raymond James’ analyses and in connection with the preparation of the Raymond James Fairness Opinion, Raymond James made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Raymond James Fairness Opinion. The preparation of an opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis; accordingly, the Raymond James Fairness Opinion should be read in its entirety.

The Raymond James Fairness Opinion was given as of July 2, 2025 and, although Raymond James reserves the right to change or withdraw the Raymond James Fairness Opinion if Raymond James learns that any of the information, including the Information provided to Raymond James, that Raymond James relied upon in preparing the Raymond James Fairness Opinion was inaccurate, incomplete or misleading in any material respect, Raymond James disclaims any obligation to change or withdraw the Raymond James Fairness Opinion, to advise any person of any change that may come to Raymond James’ attention or to update the Raymond James Fairness Opinion after the date of the Raymond James Fairness Opinion.

Fairness Methodologies

In support of the Raymond James Fairness Opinion, Raymond James has performed certain financial analyses on the Corporation, based on those methodologies and assumptions that Raymond James considered appropriate in the circumstances for the purposes of providing the Raymond James Fairness Opinion. In the context of the Raymond James Fairness Opinion, Raymond James has considered the following methodologies (as each such term is defined below):

a)	Premiums Paid Analysis;

b)	Public Company Trading with Premium Approach;

c)	Precedent Transactions Approach; and

d)	Discounted Cash Flow (DCF) Approach.

Premiums Paid Analysis

Raymond James compared the premium represented by the Consideration, calculated with reference to the unaffected share price of the Corporation on the Nasdaq as at April 10, 2025 (the trading day immediately preceding the public press release by the Purchaser), to premiums paid for shares of target companies in Canadian change of control transactions over the past eight years and North American change of control transactions in the specialty pharmaceutical industry in the last five years (the “Precedent Premiums”) considered by Raymond James to be relevant. The observed average and median for the Precedent Premiums were 44% and 39%, respectively for Canadian change of control transactions and 85% and 65%, respectively for transactions in the North American specialty pharmaceutical industry.

Raymond James compared the implied Share value as derived from the Premiums Paid Analysis to the Cash Consideration, and to the Cash Consideration plus the CVR.

Public Company Trading with Premium Approach

Raymond James compared public market trading statistics of the Corporation to corresponding data from selected publicly traded, specialty pharmaceutical companies that Raymond James considered relevant. Raymond James based its comparison on the following companies (the “Selected Publicly-Traded Peers”):

•	Knight Therapeutics Inc.

•	Cipher Pharmaceuticals Inc.

•	HLS Therapeutics Inc.

•	Medexus Pharmaceuticals Inc.

•	Emergent BioSolutions Inc.

•	Pharming Group N.V.

•	Ironwood Pharmaceuticals, Inc.

•	SIGA Technologies, Inc.

Raymond James examined multiples based on the enterprise value for each of the Selected Publicly-Traded Peers to the revenue for such companies. While Raymond James did not consider any of the Selected Publicly-Traded Peers to be directly comparable to the Corporation, Raymond James believed that they shared certain business, financial, and/or operational characteristics to those of the Corporation and Raymond James used its professional judgement, informed by the analysis, to arrive at ranges of multiples that would be appropriate for companies with the Corporation’s operational, financial and risk profile. Raymond James then applied the selected range of enterprise value multiples to the corresponding data of the Corporation for calendar year (“CY”) 2025 and CY2026, to calculate an implied equity value of the Corporation, to which Raymond James applied a change of control premium (the “Public Company Trading with Premium Approach”).

The Public Company Trading with Premium Approach implied an enterprise value (calculated as equity value of the Corporation plus debt, less cash and cash equivalents, and if applicable, adjusted for any minority interests or unconsolidated investments, the “Enterprise Value”) to the Corporation’s CY2025 revenue (“EV/CY2025”) multiple range of 2.3x to 2.7x, and an implied Enterprise Value to the Corporation’s CY2026 revenue (“EV/CY2026”) multiple range of 2.0x to 2.4x.

Raymond James compared the implied Share value as derived from the Public Company Trading with Premium Approach to the Cash Consideration, and to the Cash Consideration plus the CVR.

Precedent Transactions Approach

Raymond James reviewed available information in connection with select change of control transactions involving specialty pharmaceutical companies that Raymond James considered relevant (the “Precedent Transactions Approach”). Raymond James considered the enterprise value of the acquired companies compared to such acquired companies’ revenue for the first and second forward calendar years from the time of such transaction. Raymond James then applied a range of selected enterprise value multiples from these transactions to the corresponding CY2025 and CY2026 data of the Corporation. The Precedent Transactions Approach implied an EV/CY2025 multiple range of 1.8x to 2.8x and EV/CY2026 range of 1.7x to 2.1x.

Raymond James compared the implied Share value as derived from the Precedent Transactions Approach to the Cash Consideration, and to the Cash Consideration plus the CVR.

Discounted Cash Flow Approach

The discounted cash flow approach (the “DCF Approach”) is a present value calculation of future cash flow expectations to determine a value of a company. It involves estimating annual net discretionary (or “free”) cash flows for each year of the cash flow projection period. Where the business is expected to operate beyond the cash flow projection period, subsequent projected results are capitalized at the end of the cash flow period utilizing a terminal cash flow method, and then discounted to their present value.

Raymond James utilized an unlevered discounted cash flow analysis whereby Raymond James, using projections provided by the Corporation’s management, calculated the earnings before interest and taxes and then proceeded to deduct taxes, capital expenditures, anticipated working capital requirements, and add back depreciation and amortization. Raymond James’ calculations were based on projections of cash flows and other amounts prepared by the Corporation’s management.

The DCF Approach requires that certain assumptions be made to derive the present value of future free cash flows including, among other things, growth rates and profit margins, capital investment, working capital, discount rates, terminal multiples and terminal growth rates. As part of the DCF Approach, Raymond James performed a range of sensitivity analyses on a variety of factors. This included considering a range of estimated terminal values by assuming a growth rate on the terminal year unlevered free cash flow after tax in perpetuity. This methodology capitalizes the terminal year unlevered free cash flow after tax at the WACC (as defined below) less a growth rate reflective of the long-term growth of unlevered free cash flows after tax beyond the discrete forecast period.

The projected free cash flows of the Corporation were discounted using weighted average costs of capital (“WACC”). In developing an estimate for the WACC, Raymond James employed the capital asset pricing model to determine appropriate costs of equity for the Corporation. Key assumptions included:

•	the assessment of observed betas for each of the Selected Publicly-Traded Peers;

•	the Government of Canada 10-year bond yield;

•	a standard market risk premium; and

•	an applicable company and size specific premium.

The after-tax cost of debt reflects Raymond James’ estimate of the marginal cost of issuing new debt for the Corporation. The Corporation’s capital structure was adjusted to reflect leverage levels consistent with industry standards. The WACC utilized by Raymond James ranged from 12.4% to 14.4%.

The DCF Approach implied an EV/CY2025 multiple range of 2.0x to 2.2x and an implied EV/CY2026 multiple range of 1.6x to 1.8x.

Raymond James compared the implied Share value as derived from the DCF Approach to the Cash Consideration, and to the Cash Consideration plus the CVR.

6.	Procedural Steps

The Arrangement will be implemented by way of a statutory plan of arrangement under the provisions of Chapter XVI —Division II of the QBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to be effective:

(a)	the Required Shareholder Approval must be obtained in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party or parties; and

(d)

the Articles of Arrangement, prepared in the form prescribed by the QBCA and signed by an authorized director or officer of the Corporation, must be filed with the Enterprise Registrar and a Certificate of Arrangement issued related thereto.

The Plan of Arrangement is attached as Appendix B to this Circular and a copy of the Arrangement Agreement is available under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at https://www.sec.gov/edgar/search. See “The Arrangement – Arrangement Steps”.

7.	Arrangement Steps

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, starting at the Effective Time and effective as at two (2) minute intervals (in each case, unless otherwise specified):

(1)

notwithstanding the terms of the Shareholder Rights Plan, the Shareholder Rights Plan shall be terminated, and all rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof;

(2)	notwithstanding the terms of the Investor Rights Agreement, the Investor Rights Agreement shall be terminated;

(3)

each Option outstanding immediately prior to the Effective Time with an Exercise Price per Share that is less than the Cash Consideration that has not yet vested in accordance with its terms shall be accelerated so that such Option becomes exercisable, notwithstanding the terms of the Share Option Plan or any award or similar agreement pursuant to which such Option was granted or awarded, immediately following which each such

Option that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Corporation, free and clear of all Liens, in exchange for an amount in cash from the Corporation equal to the Cash Consideration less the applicable Exercise Price in respect of such Option, less any applicable withholdings pursuant to the Plan of Arrangement, and one (1) CVR issued by the Purchaser on behalf of the Corporation, less any applicable withholdings pursuant to the Plan of Arrangement, and such Option shall immediately be cancelled and all of the Corporation’s obligations with respect to such Option shall be deemed to be fully satisfied;

(4)

each Underwater Option that has not yet vested in accordance with its terms shall be accelerated so that such Option becomes exercisable, notwithstanding the terms of the Share Option Plan or any award or similar agreement pursuant to which such Option was granted or awarded, immediately following which each such Option that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Corporation, free and clear of all Liens, in exchange for one (1) CVR issued by the Purchaser on behalf of the Corporation, less any applicable withholdings pursuant to the Plan of Arrangement, and such Option shall immediately be cancelled and all of the Corporation’s obligations with respect to such Option shall be deemed to be fully satisfied; provided that each CVR issued to a holder in respect of an Underwater Option shall only entitle such holder to a maximum amount in cash equal to the amount by which the Cash Consideration plus the Maximum Milestone Payments Amount exceeds the Exercise Price per Share of such Underwater Option, if payable and as otherwise determined in accordance with the CVR Agreement. For greater certainty, where the Exercise Price of any Option is greater than or equal to the Cash Consideration plus the Maximum Milestone Payments Amount, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Option the Consideration or any other amount in respect of such Option, and the Option shall be immediately cancelled;

(5)

each SAR outstanding immediately prior to the Effective Time with an Exercise Price per Share that is less than the Cash Consideration that has not yet vested in accordance with its terms shall be accelerated so that such SAR becomes exercisable, notwithstanding the terms of the SAR Plan or any award or similar agreement pursuant to which any SARs were granted or awarded, immediately following which each such SAR that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Corporation, free and clear of all Liens, in exchange for an amount in cash from the Corporation equal to the Cash Consideration less the applicable Exercise Price in respect of such SAR, less any applicable withholdings pursuant to the Plan of Arrangement, and one (1) CVR issued by the Purchaser on behalf of the Corporation, less any applicable withholdings pursuant to the Plan of Arrangement and such SAR shall immediately be cancelled and all of the Corporation’s obligations with respect to such SAR shall be deemed to be fully satisfied;

(6)

each Underwater SAR that has not yet vested in accordance with its terms shall be accelerated so that such SAR becomes exercisable, notwithstanding the terms of the SAR Plan or any award or similar agreement pursuant to which such SAR was granted or awarded, immediately following which each such SAR that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Corporation, free and clear of all Liens, in exchange for one (1) CVR issued by the Purchaser on behalf of the Corporation, less any applicable withholdings pursuant to the Plan of Arrangement, and such SAR shall immediately be cancelled and all of the Corporation’s obligations with respect to such SAR shall be deemed to be fully satisfied; provided that each CVR issued to a holder in respect of an Underwater SAR shall only entitle such holder to a maximum amount in cash equal to the amount by which the Cash Consideration plus the Maximum Milestone Payments Amount exceeds the Exercise Price per Share of such Underwater SAR, if payable and as otherwise determined in accordance with the CVR Agreement. For greater certainty, where the Exercise Price of any SAR is greater than or equal to the Cash Consideration plus the Maximum Milestone Payments Amount, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such SAR the Consideration or any other amount in respect of such SAR, and the SAR shall be immediately cancelled;

(7)

each Warrant outstanding immediately prior to the moment that is immediately prior to the Effective Time that has not yet vested in accordance with its terms shall be accelerated so that such Warrant becomes exercisable, notwithstanding the terms of the Warrants or any award or similar agreement pursuant to which any Warrants were granted or awarded, immediately following which each Warrant that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Corporation, free and clear of all Liens, in exchange for an amount in cash from the Corporation equal to the amount (if any) by which the Cash Consideration exceeds the Exercise Price of such Warrant, multiplied by the fraction of Share that such Warrant entitles the holder to purchase, being one fourth (1/4) of a Share, less any applicable withholdings pursuant to the Plan of Arrangement, and one (1) CVR, issued by the Purchaser on behalf of the Corporation, for every four (4) Warrants, with any fractions rounded down to the nearest whole with no further compensation for any loss of such fractional part of a CVR, less any applicable withholdings pursuant to the Plan of Arrangement, and each such Warrant shall immediately be cancelled and all of the Corporation’s obligations with respect to each such Warrant shall be deemed to be fully satisfied. For greater certainty, where the foregoing amount is equal to zero or negative for any such Warrant, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Warrant the Cash Consideration or any other amount in respect of such Warrant, and the Warrant shall be immediately cancelled;

(8)	each director of the Corporation shall resign from, and shall be deemed to have immediately resigned from, the Board and the board of directors of any Subsidiary;

(9)

each DSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the DSU Plan or any award or similar agreement pursuant to which any DSUs were granted or awarded, as applicable, be deemed to have vested;

(10)

each whole DSU that remains outstanding shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Corporation, free and clear of all Liens, in exchange for (i) an amount in cash from the Corporation equal to the Cash Consideration, in each case, with such amounts to be paid to the applicable holders in accordance with the Plan of Arrangement less any applicable withholdings pursuant to the Plan of Arrangement and (ii) one (1) CVR issued by the Purchaser on behalf of the Corporation, less any applicable withholdings pursuant to the Plan of Arrangement, and each such DSU shall immediately be cancelled and all of the Corporation’s obligations with respect to each such DSU shall be deemed to be fully satisfied;

(11)

each fractional DSU that remains outstanding (if any) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Corporation in exchange for an amount in cash from the Corporation equal to the Cash Consideration multiplied by the applicable fraction of a DSU held by the applicable holder, in each case, with such amounts to be paid to the applicable holders in accordance with the Plan of Arrangement less any applicable withholdings pursuant to the Plan of Arrangement and each such fractional DSU shall immediately be cancelled and all of the Corporation’s obligations with respect to each such fractional DSU shall be deemed to be fully satisfied;

(12)

(i) each former holder of Incentive Securities shall cease to be a holder of such Incentive Securities, (ii) such holder’s name shall be removed from each applicable register, (iii) the Incentive Plans and any and all option, award or similar agreements relating to the Incentive Securities shall be terminated and shall be of no further force and effect, and (iv) each such holder shall cease to have any rights as a holder in respect of such Incentive Securities or under the Incentive Plans and have only the right to receive the consideration, if any, to which it is entitled to, at the time and in the manner specified in the Plan of Arrangement;

(13)

each Exchangeable Subscription Receipt that is not exchanged into Shares immediately prior to the Effective Time and that remains outstanding shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Corporation, free and clear of all Liens, in exchange for (i) the Exchangeable Subscription Receipt Cash Consideration with such amount to be paid to the holder in accordance with the Plan of Arrangement less any applicable withholdings and (ii) one (1) CVR issued by the Purchaser on behalf of the Corporation, less any applicable withholdings pursuant to the Plan of Arrangement, and each such Exchangeable Subscription Receipt shall immediately be cancelled and all of the Corporation’s obligations with respect to each such Exchangeable Subscription Receipt shall be deemed to be fully satisfied;

(14)

each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to be transferred without any further action by or on behalf of the holder thereof to the Purchaser, free and clear of all Liens, and:

(a)

such Dissenting Holder shall cease to be the holder of such Share and to have any rights as a Shareholder, other than the right to be paid the fair value of such Share by the Purchaser in accordance with the Plan of Arrangement;

(b)	such Dissenting Holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation;

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof; and

(15)

concurrently with the step set forth above, each outstanding Share (for greater certainty, other than the Shares held by Dissenting Holders who have validly exercised their respective Dissent Rights) shall be transferred without any further action by or on behalf of the holder thereof, to the Purchaser, free and clear of all Liens, in exchange for the Cash Consideration, less any applicable withholdings pursuant to the Plan of Arrangement, and one (1) CVR, less any applicable withholdings pursuant to the Plan of Arrangement, and:

(a)	the holder of such Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to receive the Consideration in accordance with the Plan of Arrangement;

(b)	such holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

Notwithstanding anything to the contrary, to the extent the Corporation determines that any treatment of any Option, Warrant, SAR or DSU or payment pursuant to the Plan of Arrangement may trigger any tax or penalty under Section 409A of the Code, the Corporation shall be permitted to take any and all actions the Corporation in its sole discretion, after consultation with and approval by Purchaser, deems necessary or advisable to avoid such tax or penalty, including by altering the treatment or payment terms or otherwise providing that such payment shall be made on the earliest date that payment would not trigger such tax or penalty.

This description of the steps of the Arrangement is qualified in its entirety by the full text of the Plan of Arrangement attached as Appendix B to this Circular.

8.	Certain Effects of the Arrangement

If the procedural steps described above are taken and the Arrangement becomes effective, Shareholders will receive the Consideration for their Shares, including CVRs to be issued by the Purchaser to Shareholders as part of the Consideration, and the only shareholder of the Corporation will be the Purchaser. If the Arrangement is completed, other than possible Milestone Payments to CVR Holders, the Purchaser will be the sole beneficiary of the Corporation’s future earnings and growth, if any, and will also bear the risks of the Corporation’s ongoing operations, including the risks of any decrease in the Corporation’s value after the Arrangement. The Corporation expects that the Shares will be delisted from the TSX and Nasdaq promptly following the Effective Date. Following the Effective Date, it is expected that the Purchaser will cause the Corporation to apply to terminate its status as a reporting issuer under the Securities Laws of each province of Canada and pursuant to Section 12(g)(4) of the U.S. Exchange Act and will cease to file continuous disclosure documents with Canadian and U.S. securities regulatory authorities.

9.	Required Shareholder Approval

At the Meeting, pursuant to the Interim Order, Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution. To be effective, the Arrangement Resolution must be approved by (i) at least 66 2⁄3% of the votes cast thereon by the holders of Shares present in person or virtually or represented by proxy at the Meeting, and (ii) at least a majority of the votes cast thereon by the holders of Shares present in person or virtually or represented by proxy at the Meeting, excluding Shares required to be excluded pursuant to Multilateral Instrument 61-101.

10. Support and Voting Agreements

Concurrently with the execution of the Arrangement Agreement on July 2, 2025, the Supporting Shareholders, who together beneficially own or exercise control or direction over an aggregate of 524,266 Shares, representing in the aggregate approximately 1.14% of the Corporation’s outstanding Shares, entered into support and voting agreements with the Purchaser (the “Support and Voting Agreements”), pursuant to which they have agreed, among other things, to vote in favour of the Arrangement Resolution, subject to customary exceptions.

The Support and Voting Agreements entered into with the Purchaser can be found under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at https://www.sec.gov/edgar/search. The following is only a summary of the Support and Voting Agreements and is qualified in its entirety by the full text of each of the Support and Voting Agreements.

Pursuant to the terms of the Support and Voting Agreements, the Supporting Shareholders have agreed, solely in their capacity as securityholders and not in their capacity as directors or senior officers of the Corporation, among other things:

(a)

to cause to be counted as present for purposes of establishing quorum and vote or to cause to be voted all of the Shares and Options they hold (collectively, “Subject Securities”) in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and against any proposed action or agreement that would reasonably be expected to adversely affect, prevent, materially delay or interfere with the completion of the Arrangement;

(b)

no later than ten days prior to the Meeting, to deliver or to cause to be delivered to the Corporation duly executed proxies or voting instruction forms voting in favour of the approval of the Arrangement Resolution, to name in such proxies or voting instruction forms those individuals as designated in the Circular and such proxies or voting instruction forms not to be revoked or withdrawn without the prior written consent of the Purchaser;

(c)

not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer” for the purpose of this paragraph), or enter into any agreement, option or other arrangement (including any profit-sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person; (ii) grant any proxies, voting instructions or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to the Arrangement Agreement and any amendment thereto; or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii); provided that, the director or senior officer of the Corporation may (i) exercise Options to acquire additional Shares, and (ii) Transfer Subject Securities to a corporation, family trust, registered retirement savings plan or other entity directly or indirectly owned or controlled by the Supporting Shareholder or under common control with or controlling the Supporting Shareholder provided that (x) such Transfer shall not relieve or release them of or from his or her obligations under the Arrangement Agreement, including, without limitation, their obligation to vote or cause to be voted all Subject Securities at the Meeting in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and (y) prompt written notice of such Transfer is provided to the Purchaser and the transferee agrees to be bound by the terms of the Support and Voting Agreement as though it were an original signatory thereto on terms acceptable to the Purchaser acting reasonably; and

(d)	not to exercise any rights of appraisal or rights of dissent provided under any Laws or otherwise in connection with the Arrangement.

The Support and Voting Agreements shall terminate upon the mutual written agreement of the parties thereto or shall automatically terminate upon the earlier of: (i) the Effective Time, (ii) the Purchaser, without the consent of the Supporting Shareholders, decreasing the Consideration or changing, in a manner adverse to them, the form of Consideration payable to them under the Arrangement Agreement, or (iii) the termination of the Arrangement Agreement in accordance with its terms.

11.	Sources of Funds

Concurrently with the execution and delivery of the Arrangement Agreement, the Purchaser delivered to the Corporation the fully executed Debt Commitment Letter addressed to Future Pak, among others, pursuant to which, among other things, the lenders thereunder (collectively, the “Lenders”), have committed to provide term loans in the aggregate principal amounts of $220 million, subject to the terms and conditions set forth therein, the proceeds of which are to be used by the Purchaser for, among other things, the financing of the Arrangement (the “Debt Financing”).

The Purchaser has agreed under the Arrangement Agreement that it shall, and shall cause its affiliates to use commercially reasonable best efforts to take or cause to be taken all actions and to do, or cause to be done, all things necessary to arrange and obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter by no later than the date specified in the Arrangement Agreement, including using commercially reasonable best efforts to, among other things, negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Commitment Letter and to satisfy on a timely basis all conditions to funding in the Debt Commitment Letter that are within its control.

The Purchaser has represented in the Arrangement Agreement that, assuming the Debt Financing is funded in accordance with the Debt Commitment Letter, the net proceeds contemplated by the Debt Financing will, in the aggregate (when taken together with any other available financial resources of the Purchaser at such time, as applicable), be sufficient to enable the Purchaser to consummate the Arrangement. Obtaining the Debt Financing or any alternative financing is not a condition to the consummation of the Arrangement.

If the Purchaser fails to fund the amounts required by it to be funded pursuant to the Arrangement Agreement, all other conditions to the closing of the Arrangement in favour of the Purchaser are and continue to be satisfied or waived, and the Corporation is otherwise prepared to consummate the Arrangement, the Corporation may terminate the Arrangement Agreement and the Purchaser shall be required to pay the Reverse Termination Fee of $12 million to the Corporation. See “The Arrangement Agreement – Termination Fee and Reverse Termination Fee”.

12.	Guarantee of Future Pak

Pursuant to the Arrangement Agreement, Future Pak guarantees the entirety of the Purchaser’s covenants, obligations and undertakings thereunder, including the payment of the aggregate Cash Consideration, the Exchangeable Subscription Receipt Consideration, the Warrant Consideration, the Incentive Securities Consideration and all other amounts payable in connection with the Arrangement Agreement, including the Reverse Termination Fee.

13.	Expenses of the Arrangement

The Corporation estimates that expenses in the aggregate amount of approximately $16 million will be incurred by the Corporation in connection with the Arrangement, including, among others, legal, financial advisory, proxy solicitation, filing fees and costs, the cost of preparing, printing and mailing this Circular, organizing and holding the Meeting, and fees in respect of the Fairness Opinions. Except as otherwise expressly provided in the Arrangement Agreement (including the Termination Fee and the Reverse Termination Fee), the parties to the Arrangement Agreement agreed that all out-of-pocket expenses of the parties relating to the Arrangement Agreement or the transactions contemplated thereby shall be paid by the party incurring such expenses.

14.	Interest of Certain Persons in the Arrangement

Other than as described below, none of the directors or senior officers of the Corporation or, to the knowledge of such directors and senior officers, any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon in connection with the Arrangement or that would materially affect the Arrangement.

Ownership of Securities by Directors and Senior Officers

The Shares, Options and DSUs held by the directors and senior officers of the Corporation are listed under “Information Concerning the Corporation – Ownership of Securities”. All such Shares, Options and DSUs held by the directors and senior officers of the Corporation will be treated in the same fashion under the Arrangement as those held by any other holder.

In connection with the Arrangement and subject to the completion thereof and as contemplated in the Arrangement Agreement and the Plan of Arrangement: (i) each Share will be exchanged for the Consideration (less any applicable withholdings); (ii) each Option outstanding will be exchanged for an amount by which the Cash Consideration exceeds the Exercise Price of the Option, plus one CVR for each such Option (less any applicable withholdings); (iii) each Underwater Option outstanding will be exchanged for one CVR for each such Underwater Option and the holder thereof will be entitled to a portion of the payments made to each CVR, which portion shall be equal to the amount by which the Cash Consideration plus maximum aggregate possible payments to be made for a CVR exceeds the Exercise Price of such Underwater Option (less any applicable withholdings); and (iv) each DSU will be exchanged for the Cash Consideration per share plus one CVR for each DSU held (less any applicable withholdings). See “The Arrangement – Arrangement Steps”. Also refer to the full text of the Plan of Arrangement, attached as Appendix B to this Circular.

The table below sets forth the proceeds to be received by each of the directors and senior officers of the Corporation at Closing of the Arrangement (less any applicable withholdings) for the Shares, vested Options and DSUs held by them as at the date hereof :

Name	Position with the Corporation	Shares (1)	Vested Options (2)	DSUs (3)	Total proceeds to be received for such securities
Frank A. Holler	Chair of the Board and Director	59,750	22,727	1,325	$223,368
		($179,847)	($39,533)	($3,988)
Paul Lévesque	President and Chief Executive	72,800	500,000	—	$1,088,878
	Officer and Director	($219,128)	($869,750)
Joseph P. Arena	Director	13,750	22,926	—	$81,507
		($41,387)	($40,120)
Andrew Molson	Director	137,500	22,727	2,531	$461,026
		($413,875)	($39,533)	($7,618)
Dawn Svoronos	Director	110,900	22,727	214	$373,986
		($333,809)	($39,533)	($644)
Elina Tea	Director	—	22,727	—	$39,533
			($39,533)
Dale Weil	Director	43,242	22,727	1,383	$173,854
		($130,158)	($39,533)	($4,163)
Jordan Zwick	Director	—	22,926	—	$40,120
			($40,120)
Marie-Noël	Vice President, Finance	2,768	75,000	796	$139,593
Colussi		($8,332)	($130,462)	($799)
Philippe Dubuc	Senior Vice President and Chief	15,750	150,000	—	$308,332
	Financial Officer	($47,407)	($260,925)

Name	Position with the Corporation	Shares (1)	Vested Options (2)	DSUs (3)	Total proceeds to be received for such securities
André Dupras	Vice President, Human	—	100,000	—	$173,950
	Resources		($173,950)
Christian	Senior Vice President and Chief	14,824	181,249	1,578	$369,870
Marsolais	Medical Officer	($44,620)	($320,500)	($4,750)
Jocelyn Lafond	General Counsel and Corporate	4,500	126,250	1,250	$241,302
	Secretary	($13,545)	($223,995)	($3,762)
John Leasure	Global Commercial Officer	51,250	125,000	—	$373,012
		($154,262)	($218,750)
(1)

The amounts reported in this column represents the number of Shares owned or over which control or direction is expected to be exercised, directly or indirectly, by such person at closing of the Arrangement and the value of the Cash Consideration (exclusive of applicable withholdings) that would be received in respect of such Shares pursuant to the Arrangement. The estimated amount of consideration to be received excludes the value of the CVRs that would be received in respect of such Shares.

(2)

The dollar amount represents the excess of the Cash Consideration over the Exercise Price of each such Option. The estimated amount of consideration to be received excludes the value of the CVRs that would be received in respect of such Options.

(3)

All DSUs are vested and may be settled following the departure of the director in accordance with their terms. The estimated amount of consideration to be received excludes the value of the CVRs that would be received in respect of such DSUs.

The table below sets forth the proceeds to be received by each of the directors and senior officers of the Corporation pursuant to the Arrangement (less any applicable withholdings) for the unvested Options held by them as at the date hereof, the vesting and/or settlement of which is to be accelerated pursuant to the Arrangement:

Name	Position with the Corporation	Unvested Options (1)	Total proceeds to be received for such securities
Frank A. Holler	Chair of the Board and Director	—	—
Paul Lévesque	President and Chief Executive	1,000,000	$1,739,500
	Officer and Director	($1,739,500)
Joseph P. Arena	Director	—	—
Andrew Molson	Director	—	—
Dawn Svoronos	Director	—	—
Elina Tea	Director	—	—
Dale Weil	Director	—	—
Jordan Zwick	Director	—	—
Marie-Noël Colussi	Vice President, Finance	150,000	$260,925
		($260,925)
Philippe Dubuc	Senior Vice President and Chief	300,000	$521,850
	Financial Officer	($521,850)
André Dupras	Vice President, Human	200,000	$347,900
	Resources	($347,900)

Name	Position with the Corporation	Unvested Options (1)	Total proceeds to be received for such securities
Jocelyn Lafond	General Counsel and Corporate	200,000	$347,900
	Secretary	($347,900)
John Leasure	Global Commercial Officer	250,000	$437,500
		($437,500)
Christian Marsolais	Senior Vice President and Chief	300,000	$521,850
	Medical Officer	($521,850)

(1)

The dollar amount represents the excess of the Cash Consideration over the Exercise Price of each such Option. The estimated amount of consideration to be received excludes the value of the CVRs that would be received in respect of such Options.

Ownership of Securities by Other Insiders

The Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by Investissement Québec and Soleus are listed under “Information Concerning the Corporation – Ownership of Securities”.

2024 Long-Term Incentive Replacement Payments

In light of the Targeted Market Checks and the related blackout period imposed by the Corporation, the senior officers of the Corporation did not receive their annual Option grants for the 2024 fiscal year. Instead, the Board approved as replacement a cash payment in an amount equal to the respective individual’s long-term incentive compensation component for the fiscal year ending November 30, 2024, payable in cash upon completion of the Arrangement, subject to the individual’s continued employment or service, as applicable, until the completion of the Arrangement. As a result, at Closing, the following amounts will be paid to senior officers of the Corporation: $1,545,750 will be paid to Paul Lévesque, President and Chief Executive Officer and Director of the Corporation; $208,600 will be paid to Marie-Noël Colussi, Vice President, Finance of the Corporation; $440,000 will be paid to Philippe Dubuc, Senior Vice President and Chief Financial Officer of the Corporation; $318,000 will be paid to André Dupras, Vice President, Human Resources of the Corporation; $390,000 will be paid to Jocelyn Lafond, General Counsel and Corporate Secretary of the Corporation; $402,000 will be paid to John Leasure, Global Commercial Officer of the Corporation; and $373,000 will be paid to Christian Marsolais, Senior Vice President and Chief Medical Officer of the Corporation.

Similarly, for the reasons explained above, the Corporation’s non-executive directors did not receive their annual long-term incentive grants as part of their Board compensation and instead the Board approved, as a replacement, a cash payment of $50,000 which is equivalent to the value of the foregone long-term equity incentive grants, for each non-executive director, to be paid upon Closing.

Transaction and Retention Bonuses

In connection with the Strategic Review, the Board approved transaction and retention bonuses to certain key employees of the Corporation to reward their contribution to the Targeted Market Checks and the Arrangement and the additional work required in connection therewith. Bonuses in the aggregate amount of CAD $155,000 were awarded to certain employees for their role in the Strategic Review. All such transaction bonuses will be payable in cash upon completion of the Arrangement, subject to the employees’ continued employment until the completion of the Arrangement. None of such transaction and retention bonuses were granted to senior officers of the Corporation.

Change of Control Benefits

The employment agreements of each senior officer (excluding the President and Chief Executive Officer) of the Corporation provide, among other things, that in the event such senior officer is terminated, or resigns of his/her own volition, within twenty-four (24) months following a change of control of the Corporation, he/she will be entitled to receive an amount ranging between 100% and 200% of his/her annual base salary plus an amount ranging between 100% and 200% of his/her annual bonus target calculated on such annual base salary. The determination of the aforementioned percentage that a senior officer is entitled to is based on the number of years he/she worked for the Corporation: (i) 100% where a senior officer has been employed by the Corporation between one (1) to five (5) years; (ii) 150% where a senior officer has been employed by the Corporation between five (5) to ten (10) years; and (iii) 200% where a senior officer has been employed by the Corporation for more than ten (10) years. In addition, senior officers who have accrued vacations over the years will receive an amount equal to the value of such accrued vacations calculated on the then annual base salary.

The employment agreement of the President and Chief Executive Officer of the Corporation provides, among other things, that in the event he is terminated within twenty-four (24) months following a change of control of the Corporation, he will be entitled to receive an amount equal to (i) 200% of his annual base salary, (ii) 200% of his annual bonus target calculated on such annual base salary, and (iii) the cash value of his benefits calculated over a twenty-four (24) month period preceding the date of his termination. Such employment agreement also provides that if he resigns of his own volition within twelve (12) months following a change of control of the Corporation, he will receive an amount equal to (i) 100% of his annual base salary, (ii) 100% of his annual bonus target calculated on such annual base salary, and (iii) the cash value of his benefits calculated over a twelve (12) month period preceding the date of his termination.

15.	Continuing Insurance and Coverage for Directors and Officers of the Corporation

Consistent with standard practice in similar transactions, in order to ensure that directors and officers do not lose or forfeit their protection under liability insurance policies maintained by the Corporation, the Arrangement Agreement provides for the maintenance of such protection for six years by way of the purchase by the Corporation of a customary tail insurance policy, subject to certain limitations set forth in the Arrangement Agreement.

16.	Arrangements between the Corporation and Security Holders

Except as otherwise described in this Circular, the Corporation has not made or proposed to be made any agreement, commitment or understanding with a security holder of the Corporation relating to the Arrangement. The Corporation is not a party to any of the Support and Voting Agreements.

17.	Intentions of Directors and Senior Officers

The Supporting Shareholders who together beneficially own or exercise control or direction over an aggregate of 524,266 Shares, representing in the aggregate approximately 1.14% of the Corporation’s outstanding Shares, have entered into Support and Voting Agreements with the Purchaser, pursuant to which they have agreed, among other things, to vote in favour of the Arrangement Resolution, subject to customary exceptions. See “The Arrangement – Support and Voting Agreements”.

ITEM IX.	INFORMATION CONCERNING THE CORPORATION

1.	General

The Corporation is a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. The Corporation’s business strategy is to grow revenues and to achieve a positive adjusted EBITDA from the sale of its existing and potential future assets in North America and to develop a portfolio of complementary products, compatible with its commercialization know-how. The Corporation currently commercializes two approved products for people living with HIV, namely: EGRIFTA SV® and Trogarzo® in the United States.

2.	Directors and Senior Officers

The following table sets forth the name, province/state and country of residence, principal occupation for the past five years and, where applicable, any other previously held positions, in the last five years for each of the current non-executive directors of the Corporation.

Name	Principal Occupation	Previously Held Positions (Last Five Years)
Joseph P. Arena	Corporate Director	Vice President Oncology
Pennsylvania, USA		Products, Global Regulatory
Affairs (Pfizer, Inc.)

Frank A. Holler	Corporate Director – Chair of the	—
British Columbia,	Board of the Corporation
Canada	President and CEO, Ponderosa
Capital Inc.

Andrew Molson	Chair of the Board, Avenir Global	—
Québec, Canada

Dawn Svoronos	Corporate Director	—
Québec, Canada

Elina Tea	Chief Financial Officer, GLS	Chief Financial Officer
Québec, Canada	North America	(Vosker Corp.: 2021-2022);
Vice President, Corporate
Development (COGECO
Communications: 2020-2021)

Dale Weil	Executive Director, Teresa Dellar	—
Québec, Canada	Palliative Care Residence

Jordan Zwick	Chief Business Officer, Mirador	—
North Carolina, USA	Therapeutics, Inc.

The following table sets forth the name, province/state and country of residence, the principal occupation with the Corporation and, where applicable, any other previously held positions in the past five years with the Corporation or one of its subsidiaries, or outside of the Corporation of each of the senior officers of the Corporation.

Name	Principal Occupation	Previously Held Position (Last Five Years)
Paul Lévesque	President and Chief Executive	Global President, Rare
Québec, Canada	Officer of the Corporation,	Disease (Pfizer, Inc.)
Director of the Corporation

Name	Principal Occupation	Previously Held Position (Last Five Years)

Marie-Noël Colussi	Vice President, Finance	—
Québec, Canada

Philippe Dubuc	Senior Vice President and Chief	—
Québec, Canada	Financial Officer

André Dupras	Vice President, Human Resources	Vice President, Human
Québec, Canada		Resources (Clementia
Pharmaceuticals Inc.)

Jocelyn Lafond	General Counsel and Corporate	—
Québec, Canada	Secretary

John Leasure	Global Commercial Officer	Country Lead and General
Vermont, USA		Manager, Oncology (Pfizer
Canada)

Christian Marsolais	Senior Vice President and Chief	—
Québec, Canada	Medical Officer

3.	Description of Share Capital

The authorized share capital of the Corporation consists of an unlimited number of Shares, of which 45,980,019 Shares are issued and outstanding as at the date hereof and an unlimited number of preferred shares, none of which are issued and outstanding as at the date hereof. The Shares carry one vote per Share for all matters coming before Shareholders at the Meeting. Only Shareholders of record as at the Record Date will be entitled to vote at the Meeting. As at the date hereof, 3,381,816 Exchangeable Subscription Receipts are issued and outstanding. Exchangeable Subscription Receipts are fully funded, non-voting subscription receipts, exchangeable at all times into Shares on a one-for-one basis.

4.	Ownership of Securities

Ownership of Securities by Directors and Senior Officers

The names of the directors and senior officers of the Corporation, the positions held by them with the Corporation and the number and percentage of outstanding Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by each of them and their respective associates or affiliates, are listed in the table below. The table also sets out the number of Options and DSUs held by each of them as at the date hereof.

Name	Position with the Corporation	Shares	% of Shares	Options	DSUs
Joseph P. Arena	Director	13,750	0.03%	31,903	—
Frank A. Holler	Director – Chair of the Board	59,750	0.13%	31,704	1,325
Paul Lévesque	Director and President and Chief	72,800	0.16%	2,033,682	—
	Executive Officer
Andrew Molson	Director	137,500	0.30%	35,019	—
Dawn Svoronos	Director	110,900	0.24%	49,205	214
Elina Tea	Director	—	—	22,727	—
Dale Weil	Director	43,242	0.09%	45,455	1,383

Name	Position with the Corporation	Shares	% of Shares	Options	DSUs
Jordan Zwick	Director	—	—	22,296	—
Marie-Noël Colussi	Vice President, Finance	2,768	0.01%	329,523	795
Philippe Dubuc	Senior Vice President and Chief Financial Officer	15,750	0.03%	664,604	—
André Dupras	Vice President, Human Resources	—	—	385,351	—
Jocelyn Lafond	General Counsel and Corporate Secretary	4,500	0.01%	446,214	1,250
John Leasure	Global Commercial Officer	51,250	0.11%	476,212	—
Christian Marsolais	Senior Vice President and Chief Medical Officer	14,824	0.03%	695,093	1,578

Ownership of Securities by Other Insiders

To the knowledge of the Corporation after reasonable inquiry, the names of the insiders of the Corporation, other than directors and senior officers listed above, and the number and percentage of outstanding Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by each of them and their respective associates or affiliates, as at the date hereof, are listed in the table below:

Name	Number of Shares	Percentage of Outstanding Shares
Investissement Québec(1)	9,118,184	19.8%
Soleus Capital Master Fund, L.P.	4,801,376	10.4%

(1)	Investissement Québec holds 3,381,816 Exchangeable Subscription Receipts.

5.	Commitments to Acquire Securities of the Corporation

Except as disclosed in this Circular, there are no agreements, commitments or understandings to acquire securities of the Corporation by (i) the Corporation, (ii) any directors or officers of the Corporation, or (iii) to the knowledge of the directors and officers of the Corporation, after reasonable inquiry, by any insider of the Corporation or any associate or affiliate of such insider or any associate or affiliate of the Corporation or any person or company acting jointly or in concert with the Corporation.

6.	Previous Purchases and Sales

Other than the Shares issued pursuant to the exercise of Options, no Shares or other securities of the Corporation have been purchased or sold by the Corporation during the 12-month period preceding the date of this Circular.

7.	Previous Distributions

Below are the distributions of Shares that occurred during the five-year period preceding the date of this Circular, other than Shares issued pursuant to the exercise of Options.

On January 19, 2021, the Corporation completed a public offering for the sale and issuance of 16,727,900 units, for gross proceeds of $46 million. Each unit was comprised of one Share and one half of one common share purchase warrant of the Corporation (each whole warrant, a “Public Offering Warrant”), for a total of 8,363,950 Public Offering Warrants. During the fiscal year ending November 30, 2021, 233,400 Public Offering Warrants were exercised for proceeds of $742,000. All remaining issued and outstanding Public Offering Warrants expired on January 19, 2024.

In March 2021, the Corporation issued 120,482 Shares to the vendor parties under the terms of the acquisition agreement entered into with all of the shareholders of Katana BioPharma Inc. for Katana BioPharma Inc.’s in-licensed oncology platform.

On February 27, 2023, the Corporation issued to certain funds and accounts for which Marathon Asset Management, L.P. acts as investment manager (collectively, “Marathon”) an aggregate of 5,000,000 Warrants exercisable into 1,250,000 Shares, at an exercise price of $5.80 per Share. The Warrants are exercisable for a period of seven years. The Warrants are not traded on any stock exchange, are transferable only to affiliates of Marathon and may be exercised on a cashless basis. On July 31, 2023, due to a reverse stock split, the 5,000,000 Warrants are now exercisable into 1,250,000 Shares at $2.30 per Share.

On October 31, 2023, the Corporation completed a public offering for the sale and issuance of 12,500,000 Shares at a price of $1.00 per Share for gross proceeds of $12,500,000. On November 14, 2023, the Corporation issued 160,000 Shares at an aggregate price of $1.00 per Share for gross proceeds of $160,000 in relation to the partial exercise of the over-allotment option granted as part of the public offering. The Corporation has also completed a concurrent private placement with the Exchangeable Subscription Receipt Holder of 9,118,184 Shares and 3,381,816 fully funded, non-voting Exchangeable Subscription Receipts, exchangeable at all times into Shares on a one-for-one basis, in each case, at $1.00 for gross proceeds of $12,500,000. The Exchangeable Subscription Receipts were issued to limit the share ownership of the investor to not more than 19.9% of the issued and outstanding Shares and the Exchangeable Subscription Receipts are exchangeable at any time, provided ownership limitations are respected.

8.	Trading in Shares

The Shares are currently listed for trading on the TSX and Nasdaq under, respectively, the symbols “TH” and “THTX”. The following table indicates the high and low closing market prices and volume traded on the TSX and on the Nasdaq on a monthly basis for each of the periods indicated during the 12-month period preceding the date of this Circular:

Month	High (CAD$)	TSX Low (CAD$)	Volume (#)	High ($)	NASDAQ Low ($)	Volume (#)
August 2024	1.96	1.70	440,794	1.521	1.26	411,504
September 2024	1.95	1.59	462,386	1.42	1.16	598,916
October 2024	1.94	1.59	456,702	1.42	1.16	1,078,794
November 2024	1.90	1.60	1,345,954	1.47	1.12	610,265
December 2024	2.72	1.70	1,517,802	1.91	1.225	3,366,878
January 2025	3.13	2.06	971,396	2.18	1.42	2,184,309
February 2025	2.85	2.03	1,241,239	2.06	1.3701	2,397,764
March 2025	2.99	1.88	1,309,942	2.12	1.31	59,488,275
April 2025	4.33	1.76	5,552,261	2.90	1.23	125,860,983
May 2025	4.1	3.48	1,146,213	2.97	2.48	4,539,777
June 2025	3.65	3.1	537,574	2.67	2.29	2,753,754
July 2025	4.34	3.17	2,012,630	3.20	2.28	20,609,550
August 1 - 11, 2025	4.43	4.33	287,245	3.22	3.15	1,851,982

On June 30, 2025, the last trading day on the TSX prior to the Corporation’s announcement that it had entered into the Arrangement Agreement, the closing price of the Shares was CAD$3.25. On July 1, 2025, the last trading day on the Nasdaq prior to the Corporation’s announcement that it had entered into the Arrangement Agreement, the closing price of the Shares was $2.30.

9.	Dividend Policy

The Corporation does not have a dividend policy and has not paid any dividends on the Shares during the 24-month period preceding the date of this Circular. The Arrangement Agreement restricts the Corporation’s ability to declare or pay dividends or to make any other distributions on the Shares and the Board has no plan or intention to declare any dividends.

10.	Interest of Informed Persons in Material Transactions

Except as otherwise disclosed in this Circular, to the knowledge of the directors and officers of the Corporation, as at the date of this Circular, there is no director or officer of the Corporation or any subsidiary of the Corporation, or any person or company who beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all Shares, or any associate or affiliate of any of the foregoing, having any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or proposed transaction, which has materially affected or would materially affect the Corporation or any of its subsidiaries.

11.	Material Changes in the Affairs of the Corporation

To the knowledge of the directors and senior officers of the Corporation and except as publicly disclosed or otherwise described in this Circular, there are no plans or proposals for material changes in the affairs of the Corporation.

12.	Additional Information

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca and on EDGAR at https://www.sec.gov/edgar/search, as well as on the Corporation’s website at https://www.theratech.com/. Information on the Corporation’s website is not incorporated by reference in this Circular. Financial information is contained in the Corporation’s consolidated financial statements and the 2024 Annual MD&A.

In addition, copies of the Annual Information Form under Form 20-F, financial statements, including the most recently available interim financial statements, as applicable, and Management’s Discussion and Analysis as well as this Circular, all as filed on the Corporation’s issuer profile on SEDAR+ and EDGAR, may be obtained by any person (without charge in the case of a Shareholder) upon request to the Secretary of the Corporation at Suite 1100, 2015 Peel Street, Montreal, Québec, Canada H3A 1T8. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a Shareholder.

ITEM X.	INFORMATION CONCERNING THE PURCHASER AND FUTURE PAK

Future Pak is a privately held contract manufacturer, packager and distributor of pharmaceutical and nutraceutical products. Founded in 1977 and headquartered in Wixom, Michigan, Future Pak, along with its affiliates, operates across retail, specialty and institutional markets, leveraging its robust infrastructure and partner network to deliver quality-first, patient-centric solutions.

The Purchaser is a Delaware limited liability company that was formed on June 4, 2025 solely for the purpose of engaging in the transactions contemplated by the Arrangement Agreement. The Purchaser is not engaged in any business activities other than in connection with the transactions contemplated by the Arrangement Agreement and the Debt Financing.

ITEM XI.	THE ARRANGEMENT AGREEMENT

The following is a summary of certain material terms of the Arrangement Agreement, and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement (which has been filed by the Corporation under its issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at https://www.sec.gov/edgar/search) and the Plan of Arrangement (attached to this Circular as Appendix B). Shareholders are encouraged to read the Arrangement Agreement and the Plan of Arrangement carefully and in their entirety, as the rights and obligations of the Corporation and the Purchaser are governed by the express terms of the Arrangement Agreement and the Plan of Arrangement and not by this summary or any other information contained in this Circular.

The Arrangement Agreement contains representations and warranties made by the Corporation and the Purchaser. These representations and warranties, which are set forth in the Arrangement Agreement, were made by and to the parties thereto for the purposes of the Arrangement Agreement (and not to other parties such as the Shareholders) and are subject to qualifications and limitations agreed to by the Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Shareholders, or may have been used for the purpose of allocating risk between the Parties instead of establishing such matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Circular, may have changed since the date of the Arrangement Agreement.

On July 2, 2025, the Corporation and the Purchaser entered into the Arrangement Agreement, under which it was agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, among other things, the Purchaser will acquire all of the issued and outstanding Shares as part of a Plan of Arrangement, under which Shareholders (other than Dissenting Holders) will receive $3.01 in cash and one (1) CVR to be issued by the Purchaser for each Share they hold, subject to any applicable withholdings. The terms of the Arrangement Agreement are the result of arm’s-length negotiations conducted between the Corporation and the Purchaser and their respective advisors.

1.	Conditions Precedent to the Arrangement

•	Mutual Conditions Precedent

The Arrangement Agreement provides that the obligations of the Parties to complete the Arrangement are subject to the fulfillment, on or prior to the Effective Time, of each of the following conditions precedent, each of which may only be waived, in whole or in part, with the mutual consent of the Corporation and the Purchaser:

•	The Required Shareholder Approval has been obtained at the Meeting in accordance with the Interim Order;

•

The Interim Order and the Final Order have each been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to either the Corporation or the Purchaser, each acting reasonably, on appeal or otherwise;

•	The Articles of Arrangement to be sent to the Enterprise Registrar in accordance with the Arrangement Agreement are in a form and content satisfactory to the Corporation and the Purchaser; and

•	No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Corporation or the Purchaser from consummating the Arrangement.

•	Conditions Precedent to the Obligations of the Purchaser

The Arrangement Agreement provides that the obligation of the Purchaser to complete the Arrangement is subject to the fulfillment, on or prior to the Effective Time, of each of the following conditions precedent, each of which is for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

•

(i) the representations and warranties of the Corporation regarding organization and qualification, corporate authorization, execution and binding obligation, no conflict/non-contravention with constating documents, capitalization, Subsidiaries, brokers and anti-bribery laws being true and correct in all respects (except for de minimis inaccuracies) as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which being determined as of such specified date), and (ii) all other representations and warranties of the Corporation being true and correct in all respects (disregarding any materiality, “material” or “Material Adverse Effect” qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which being determined as of such specified date), except in the case where the failure to be so true and correct in all respects, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, and the delivery by the Corporation of a certificate confirming same to the Purchaser, executed by two senior officers of the Corporation (in each case, without personal liability) addressed to the Purchaser and dated the Effective Date;

•

the fulfilment or compliance by the Corporation in all material respects with each of the covenants of the Corporation contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the delivery by the Corporation of a certificate confirming same to the Purchaser and Future Pak, executed by a senior officer of the Corporation (without personal liability) addressed to the Purchaser and Future Pak and dated the Effective Date;

•	the absence of a Material Adverse Effect that occurred after the date of the Arrangement Agreement;

•

the absence of proceeding by a Governmental Entity that is pending or threatened and reasonably likely to (i) prohibit or enjoin the Purchaser from consummating the Arrangement; or (ii) restrict the ownership or operation by the Purchaser of the business or assets of the Corporation or any of its Subsidiaries if the Arrangement is consummated, in each case for the purpose of this clause (ii) only where such restrictions would result in a Material Adverse Effect; and

•	Dissent Rights having not been exercised (or, if exercised, remain outstanding) with respect to more than 10% of the issued and outstanding Shares.

•	Conditions Precedent to the Obligations of the Corporation

The Arrangement Agreement provides that the obligation of the Corporation to complete the Arrangement is subject to the fulfillment, on or prior to the Effective Time, of each of the following conditions precedent, each of which is for the exclusive benefit of the Corporation and may only be waived, in whole or in part, by the Corporation in its sole discretion:

•

(i) the representations and warranties of the Purchaser and Future Pak regarding organization and qualification, corporate authorization and execution and binding obligation being true and correct in all respects (except for de minimis inaccuracies) as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, the accuracy of which being determined as of that specified date); and (ii) all other representations and warranties of the Purchaser and Future Pak set forth in the Arrangement Agreement being true and correct in all respects (disregarding any materiality or “material” qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which being determined as of such specified date), except where the failure to be so true and correct in all respects has not and would not reasonably be expected to, individually or in the aggregate, materially impede or prevent the completion of the Arrangement, and the delivery by each of the Purchaser and Future Pak of a certificate confirming same to the Corporation, executed by a senior officer of each of the Purchaser and Future Pak (in each case, without personal liability) addressed to the Corporation and dated the Effective Date;

•

the compliance by the Purchaser in all material respects with each of the covenants of the Purchaser contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and delivery by the Purchaser of a certificate confirming same to the Corporation, executed by two senior officers of the Purchaser (in each case, without personal liability) addressed to the Corporation and dated the Effective Date;

•

subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent in the Arrangement Agreement (other than conditions which, by their nature, are only capable of being satisfied as of the

Effective Time), the Purchaser shall have deposited with, or caused to be deposited with, the Depositary sufficient funds to be held in escrow to satisfy the aggregate Consideration payable to the Shareholders and the Exchangeable Subscription Receipt Holder pursuant to the Plan of Arrangement and have made such other payments as provided under the Arrangement Agreement; and

•	the CVR Agreement shall have been duly executed and delivered to the parties thereto, and shall be in full force and effect.

2.	Representations and Warranties

The Arrangement Agreement contains customary representations and warranties of the Corporation relating to certain matters including the following: organization and qualification, corporate authorization, execution and binding obligation, governmental authorization, no conflict/non-contravention, capitalization, shareholders’ and similar agreements, Subsidiaries, securities law matters, financial statements, disclosure controls and internal control over financial reporting, auditors, no material undisclosed liabilities, transactions with directors, officers and employees, no collateral benefits, absence of certain changes or events, compliance with laws, compliance with manufacturing and distribution laws, authorizations and licenses, regulatory filings, clinical studies, opinions of financial advisors, brokers, Board and Special Committee approval, Material Contracts, real property, movable (personal) property, intellectual property, IT systems and personal information, litigation, environmental matters, employees, employee plans, insurance, tax matters, anti-bribery laws, sanctions, money laundering and Nitrosamine.

In addition, the Arrangement Agreement contains representations and warranties of the Purchaser and Future Pak relating to certain matters including the following: organization and qualification, corporate authorization, execution and binding obligation, governmental authorization, no conflict/non-contravention, litigation, sufficiency of funds, including with respect to the Debt Financing and the Existing Financing Agreement (as such term is defined in the Arrangement Agreement), issuance of CVRs, security ownership, assets and liabilities, ownership of the Purchaser.

3. Corporation Covenants

•	Covenants of the Corporation Regarding the Conduct of Business

In the Arrangement Agreement, the Corporation agreed to certain customary negative and affirmative covenants relating to the operation of its business between the date of the Arrangement Agreement and until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms. In particular, the Corporation agreed that, except (a) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (b) as required or expressly contemplated by the Arrangement Agreement or the Plan of Arrangement, (c) as required by any contract in effect, by Law or by a Governmental Entity (including, for greater certainty, as required to comply with or implement any Safety Measures (as defined in the Arrangement Agreement)), (d) as contemplated by any Pre-Acquisition Reorganization or (e) as set out in the Corporation Disclosure Letter, it shall, and shall cause each of its Subsidiaries to, (i) conduct business in the Ordinary Course and in accordance with Law in all material respects and (ii) use commercially reasonable efforts to maintain and preserve in all material respects its and its Subsidiaries’ business organization, operations, assets, properties, Authorizations, intellectual property, goodwill and relationships with all Employees, suppliers, customers, landlords, creditors, lessors and lessees of the Corporation or any of its Subsidiaries and other Persons with whom the Corporation or any of its Subsidiaries has material business relations. Notwithstanding the foregoing, the Corporation shall not be deemed to have failed to satisfy its obligations to the extent such failure resulted from the Corporation’s failure to take any action prohibited by the Arrangement Agreement if the Corporation had requested but not received the prior written consent of the Purchaser to take such action. Without limiting the generality of the foregoing, during such above-mentioned time period and subject to such above-mentioned exceptions, the Corporation covenanted and agreed that it will not, and will cause its Subsidiaries not to, directly or indirectly:

•	amend, restate, rescind, alter, enact or otherwise modify all or any portion of any of the constating documents of the Corporation or any of its Subsidiaries;

•	adjust, split, subdivide, combine, reclassify or amend the terms of any securities of the Corporation or any of its Subsidiaries;

•

reduce the stated capital of any securities of the Corporation or any Subsidiary of the Corporation or purchase, redeem, repurchase or otherwise acquire or offer to purchase, redeem, repurchase or otherwise acquire any class of its securities, except for the acquisition of shares in the capital of any Subsidiary of the Corporation by the Corporation or by any other Subsidiary of the Corporation;

•

adopt a plan of arrangement, liquidation or resolutions providing for the arrangement, liquidation or dissolution of the Corporation or any of its Subsidiaries or file a petition in bankruptcy under any applicable Law on behalf of the Corporation or any of its Subsidiaries, or consent to the filing of any bankruptcy petition against the Corporation or any of its Subsidiaries under any applicable Law;

•

issue, grant, deliver, sell, pledge or otherwise encumber (other than Permitted Liens in accordance with the terms of the Arrangement Agreement), or authorize any such action in respect of (i) any securities of the Corporation or any of its Subsidiaries, (ii) options, warrants, equity or equity-based awards or other rights to acquire, or exercisable or exchangeable for, or convertible into, any securities of the Corporation or any of its Subsidiaries, or (iii) any rights that are linked in any way to the price of any shares of, or to the value of or of any part of, or to any dividends or distributions paid on any shares of, the Corporation or any of its Subsidiaries, in each case other than (A) the issuance of Shares issuable upon the exercise of Options granted prior to the date of the Arrangement Agreement, the exchange, exercise or settlement of the outstanding Exchangeable Subscription Receipts, Warrants or Incentive Securities, in each case in accordance with their respective terms, or (B) the issuance of any shares in the capital of any wholly-owned Subsidiary of the Corporation to the Corporation or any other wholly-owned Subsidiary of the Corporation;

•

establish a record date, make, declare, set aside, or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) on, any class of securities of the Corporation or any of its Subsidiaries, except for dividends by any of the Corporation’s direct or indirect Subsidiaries to the Corporation or any of its other Subsidiaries;

•	reorganize, amalgamate or merge the Corporation, or, to the extent prejudicial to the Arrangement or to the Purchaser, any Subsidiary of the Corporation or form any new Subsidiary;

•

except in the Ordinary Course, make any loan or similar advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person, other than the Corporation and any wholly-owned Subsidiary of the Corporation;

•

in connection with the Arrangement Agreement or the transactions contemplated herein, abandon or fail to diligently pursue any application for any required Material Authorization, or take or omit to take any action that would reasonably be expected to lead to the termination of any such Material Authorization;

•

make or amend any material Tax election, settle or compromise any material Tax claim, assessment, reassessment or liability, or change any of its methods of reporting income, deductions or accounting for income Tax purposes, except, in each case, in the Ordinary Course;

•	make any material change in the Corporation’s methods of accounting, except as required by concurrent changes in IFRS;

•

enter into any material new line of business that is materially different from the businesses of the Corporation and its Subsidiaries on the date of the Arrangement Agreement or discontinue any material existing line of business;

•

other than as already committed pursuant to Material Contracts, incur capital expenditures or acquire (by amalgamation, merger, consolidation, acquisition of shares or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, properties, securities, interests or businesses having a cost exceeding $250,000;

•

except as contemplated in the Arrangement Agreement, amend, modify or terminate, cancel or let lapse, any insurance (or reinsurance) policy of the Corporation or any of its Subsidiaries, unless, simultaneously with any such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums (other than increases reflecting changing market rates) are in full force and effect, and provided that no such termination, cancellation or lapse causes the Corporation or such Subsidiary to be in default of any Material Contract to which it is a party or by which it is bound or any Material Authorization;

•

materially amend or modify, or waive any material provision under, any Material Contract, or enter into, terminate or cancel any Material Contract, other than entry into, or amendment or modification of, any Material Contracts of the type set forth in certain clauses of the definition of “Material Contract”, in each case in the Ordinary Course and not otherwise restricted by the Arrangement Agreement;

•

except as required by applicable Law: (i) increase the rate of wages, salary, bonuses, benefits or other compensation payable, or that may become payable, in the amount of $10,000 or more to any Employee (other than annual increases in the Ordinary Course), or individual independent contractor; (ii) grant or enter into any Contract with respect to change of control, severance, retention or termination payments with any Employee or former employee, or increase benefits payable under the Corporation’s and its Subsidiaries’ current change of control, severance, retention or termination pay arrangements, plans, policies or Contracts; (iii) establish, adopt, terminate or amend or modify or waive any material rights with respect to any Employee Plan, or other plan, program, policy, practice, agreement, arrangement, or undertaking that would constitute an Employee Plan if in effect on the date of the Arrangement Agreement, other than renewals of any material Employee Plans that are health or welfare plans in the Ordinary Course that do not materially increase the cost of such Employee Plan; (iv) take any action to accelerate the vesting or payment of, or fund or in any other way secure the payment of, any compensation or benefits under any Employee Plan; (v) make any discretionary bonus or discretionary profit sharing distribution or similar payment of any kind to any Employee or former employee; (vi) loan or advance money or other property by the Corporation or any of its Subsidiaries to any Employee, former employee or individual independent contractor (other than expense reimbursements and expense accounts); (vii) hire, terminate (other than for cause) or lay off (or give notice of any such action to) any Employee (other than members of Senior Management) other than in the Ordinary Course on terms consistent with similarly situated Employees; or (viii) hire, terminate (other than for cause, misconduct, or material issues such as violation of policy) or lay off (or give notice of any such action to) any member of Senior Management;

•

prepay any long-term Indebtedness before its scheduled maturity, or increase, create, incur, assume or otherwise become liable for, in one transaction or in a series of related transactions, any Indebtedness or guarantees thereof, in each case, other than (i) Indebtedness incurred in the Ordinary Course owing to a Governmental Entity, (ii) Indebtedness incurred in the Ordinary Course with respect to the purchase or lease of equipment not in the excess of $100,000 on a per transaction basis, (iii) Indebtedness owing by one wholly-owned Subsidiary of the Corporation to the Corporation or another wholly-owned Subsidiary of the Corporation or by the Corporation to another wholly- owned Subsidiary of the Corporation, or (iv) in connection with the renewal or scheduled repayment of Indebtedness outstanding on the date hereof so long as such Indebtedness may be prepaid without any non-de minimis breakage or other costs or penalties on or prior to the Effective Date;

•	sell, transfer, out-license, lease, divest or otherwise dispose of any material assets, right of property, other than in the Ordinary Course;

•

settle, release, waive or compromise any legal proceeding or other claim, other than any settlement, release or waiver or compromise that results in monetary obligations involving only the payment of monies by the Corporation or any of its Subsidiaries of not more than $250,000 in the aggregate (net of insurance proceeds);

•

sell, out-license, transfer, abandon or otherwise dispose of any material Intellectual Property owned by the Corporation or any of its Subsidiaries (other than non-exclusive licenses granted in the Ordinary Course, including to customers and service providers);

•

(i) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the Ordinary Course; (ii) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the Ordinary Course; (iii) make any changes to cash management policies; or (iv) delay or postpone or modify the scope of, the repair or maintenance of their properties;

•

(i) enter into or (ii) amend any strategic partnership, collaboration, co-development, joint venture, distribution, license, or similar agreement involving the agreements set out in the Corporation Disclosure Letter; or

•	authorize, agree, offer, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

•	Covenants of the Corporation Relating to the Arrangement

The Corporation also agreed that it shall, and shall cause its Subsidiaries, to perform all obligations required to be performed by the Corporation or any of its Subsidiaries subject to the terms and conditions of the Arrangement Agreement, reasonably cooperate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement and, without limiting the generality of the foregoing, the Corporation shall and, where appropriate, shall cause its Subsidiaries to:

•

use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement to the Purchaser’s obligation to complete the Closing and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law applicable to it or its Subsidiaries with respect to the Arrangement Agreement or the Arrangement;

•

use commercially reasonable efforts to provide, obtain and maintain all third party notices or other notices and consents, waivers, permits, exemptions, Orders, approvals, agreements, amendments or confirmations that are reasonably required in connection with the Arrangement, the Arrangement Agreement or the other transactions contemplated hereby, in each case, that are required under any Material Contract to which the Corporation or any of its Subsidiaries is a party or those required to maintain in full force and effect any Material Authorization held by the Corporation or any of its Subsidiaries in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any material consideration or incur any liability or obligation without the prior written consent of the Purchaser (it being expressly agreed by the Purchaser that the receipt of any such consents, waivers, permits, exemptions, Orders, approvals, agreements, amendments or confirmations is not a condition to the consummation of the Arrangement);

•

use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Corporation and its Subsidiaries relating to the Arrangement;

•

(i) use commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement, and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, the Arrangement Agreement or the transactions contemplated hereby, and (ii) reasonably consult with the Purchaser and its Representatives regarding the defense, negotiations or settlement of any proceedings commenced or, to the knowledge of the Corporation, threatened by any Person against, relating to or involving or otherwise affecting the Arrangement, the Arrangement Agreement or any of the transactions contemplated thereby, and keep the Purchaser reasonably informed as to developments in respect thereof; provided in no event shall the Corporation or any of its Subsidiaries or Representatives settle or consent to any Order in respect of any such proceeding without the prior written consent of the Purchaser;

•

not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, in each case, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement; and

•

use commercially reasonable efforts to assist the Purchaser in obtaining the resignations and mutual releases (in a form satisfactory to the Purchaser, acting reasonably) of each member of the Board and using commercially reasonable efforts to cause them to be replaced by Persons designated or nominated by the Purchaser effective as of the Effective Time.

The Corporation further agreed that it shall notify the Purchaser in writing of (a) any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate is or would reasonably be expected to have a Material Adverse

Effect or impair, impede or prevent the Corporation from performing its obligations under the Arrangement Agreement, (b) unless prohibited by Law, any notice or other communication (whether oral or written), of which the Corporation has knowledge, from any Person alleging that the consent, waiver or approval of such Person (or another Person) is or may be required in connection with the Arrangement, the Arrangement Agreement or any of the transactions contemplated thereby, (c) any written notice of material breach, default or termination by any party to any Material Contract or by a Governmental Entity in respect of any Material Authorization by which the Corporation or its Subsidiaries is bound, (d) any proceedings commenced or, to the knowledge of the Corporation, threatened against, relating to or involving or otherwise affecting the Arrangement, the Arrangement Agreement or any of the transactions contemplated thereby, and any material developments regarding the foregoing and (e) unless prohibited by Law, any written notice or other communication from any Governmental Entity in connection with the Arrangement Agreement and the transactions contemplated thereby.

4. Purchaser Covenants

•	Covenants of the Purchaser Relating to the Arrangement

The Purchaser agreed that it shall perform all obligations required or reasonably desirable to be performed by the Purchaser under the Arrangement Agreement, reasonably cooperate with the Corporation in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or reasonably desirable to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement and the Purchaser shall:

•

use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement to the Corporation’s obligation to complete the Closing and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law applicable to it with respect to the Arrangement Agreement or the Arrangement;

•

vote any Shares, directly or indirectly, owned or controlled by the Purchaser, Future Pak or their affiliates in favour of the Arrangement Resolution and not exercise Dissent Rights in respect of such Shares;

•	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;

•

use commercially reasonable efforts, upon reasonable consultation with the Corporation, to oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement, and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, the Arrangement Agreement or the transactions contemplated thereby; and

•

not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, in each case, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement.

The Purchaser further agreed that it shall notify the Corporation in writing of (a) any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate, is or would reasonably be expected to impair, impede or prevent the Purchaser and/or Future Pak from performing their obligations under the Arrangement Agreement, (b) unless prohibited by Law, any written notice or other communication, of which the Purchaser and/or Future Pak has knowledge from any Person alleging that the consent (or waiver, permit, exemption, Order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the Arrangement, the Arrangement Agreement or any of the transactions contemplated thereby, (c) any proceedings commenced or, to the knowledge of the Purchaser and/or Future Pak, threatened against, relating to or involving or otherwise affecting the Arrangement, the Arrangement Agreement or any of the transactions contemplated hereby, in each case to the extent that such proceedings would reasonably be expected to impair, impede, materially delay or prevent the Purchaser and/or Future Pak from performing its obligations under the Arrangement Agreement.

•	Post-Closing Undertakings

The Purchaser has agreed that:

•

for any Covered Employees (as defined by the Arrangement Agreement) retained by the Purchaser, for at least a period of twelve months following the Effective Time, the Purchaser undertakes to provide such employees with employment conditions that are no less favourable in the aggregate than those provided to such Covered Employee by the Corporation immediately prior to the Effective Time, as required by Law. For any Covered Employees not retained by the Purchaser for at least a period of twelve months following the Effective Time, the Purchaser undertakes to provide such Covered Employees notice of termination, pay in lieu of notice and severance benefits to each Covered Employee that are no less favourable in the aggregate than those that would have been provided to such Covered Employee under the applicable termination and severance benefits plan, programs, policies, agreements and arrangements as in effect immediately prior to the Effective Time, and if no such arrangements were then in effect, then such Covered Employees will be provided with notice or payment in lieu of notice and severance as required by Law; and

•

any change of control or similar payments owed to Employees or the directors of the Corporation by the Corporation as a result of the completion of the Arrangement shall be paid by the Corporation to such Employees or directors on the Effective Date prior to or simultaneously with the filing by the Corporation of the Articles of Arrangement with the Enterprise Registrar in accordance with the Arrangement Agreement.

5.	Regulatory Approvals

The Arrangement Agreement provides that, subject to the terms thereof, each of the Parties shall, as promptly as possible (and in any event no later than the Outside Date), use its commercially reasonable best efforts to obtain, or cause to be obtained, all Regulatory Approvals that may be or become necessary for its execution and delivery of the Arrangement Agreement and the performance of its obligations under the Arrangement Agreement. Each Party has also agreed to co-operate fully with the other Parties and their affiliates in promptly seeking to obtain all such Regulatory Approvals.

6.	Financing Arrangements

In connection with the execution and delivery of the Arrangement Agreement, the Purchaser delivered to the Corporation the Debt Commitment Letter, which provides for the Debt Financing. The Purchaser made customary representations and covenants under the Arrangement Agreement in respect of the Debt Financing, including with respect to the sufficiency of funds and with regard to the Purchaser’s Existing Financing Agreement (as such term is defined in the Arrangement Agreement). See “The Arrangement – Sources of Funds”.

The Corporation has agreed that it shall, and shall cause its Subsidiaries to, use commercially reasonable best efforts to provide such cooperation to the Purchaser as the Purchaser may reasonably request in connection with the arrangement by the Purchaser to obtain the funding of the Debt Financing as contemplated in the Debt Commitment Letter (provided that such request is made on reasonable notice and provided such cooperation does not unreasonably interfere with the ongoing operations of the Corporation and its Subsidiaries).

The Corporation has also agreed that it shall, and shall cause each of its Subsidiaries to, deliver all notices and take all other actions reasonably requested by the Purchaser that are required to facilitate in accordance with the terms of the Arrangement Agreement the termination of all commitments outstanding under each of the Existing Credit Facilities other than any outstanding letters of credit or letters of guarantee issued pursuant thereto (subject to the terms of the Arrangement Agreement), the repayment in full of all obligations, if any, outstanding thereunder, the release of all liens, if any, securing such obligations, the release of guarantees and all other security documents in connection therewith, the return to the Corporation (or its designee) of all collateral securing the applicable obligations, and the termination or settlement of any derivatives, on the Effective Date as of the Effective Time.

7.	Pre-Acquisition Reorganization

The Corporation agreed that, subject to certain exceptions set out in the Arrangement Agreement, upon reasonable request of the Purchaser, the Corporation shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (a) take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to perform such reorganizations of their corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request in writing, acting reasonably (each a “Pre-Acquisition Reorganization”), including as set out in the Corporation Disclosure Letter, (b) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken; and (c) cooperate with the Purchaser and its advisors to seek to obtain any consents, approvals, waivers or similar Authorizations which are reasonably requested by the Purchaser (based on the applicable terms of the Contract or Authorization) in connection with the Pre-Acquisition Reorganizations, if any. In addition, if the Arrangement Agreement is terminated, the Purchaser shall (a) reimburse the Corporation for all direct and indirect costs, fees and expenses and taxes incurred by the Corporation and its Subsidiaries in connection with any proposed Pre-Acquisition Reorganization (including any unwinding thereof), and (b) indemnify and hold harmless the Corporation and its Subsidiaries from and against any and all liabilities, losses, damages, claims, penalties, interests, awards, judgements and taxes (including the use of tax attributes) suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (including any unwinding thereof), or in taking reasonable steps to reverse or unwind any Pre-Acquisition Reorganization.

8.	Non-Solicitation Obligations

The Arrangement Agreement provides that, until the earlier of the termination of the Arrangement Agreement and the Effective Time, subject to certain exceptions, the Corporation shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any of its Representatives, or affiliates or otherwise, and shall not permit any such Person to:

•

solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Corporation or any Subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute an Acquisition Proposal;

•

enter into or otherwise engage or participate in any substantive discussions or negotiations with any Person (other than the Purchaser and Future Pak and their affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute an Acquisition Proposal; provided that, for greater certainty, the Corporation shall be permitted to (i) communicate with any Person for the purposes of ascertaining facts from such Person and clarifying the terms and conditions of any inquiry, proposal or offer made by such Person, (ii) advise any Person of the restrictions of the Arrangement Agreement, and (iii) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute a Superior Proposal;

•	make a Change in Recommendation;

•

accept, approve, endorse or recommend any Acquisition Proposal, or take no position or remain neutral with respect to any Acquisition Proposal it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of no more than five (5) Business Days following the public announcement of such Acquisition Proposal, or, in the event the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third Business Day prior to the date of the Meeting, will not be considered to be in violation of the Arrangement Agreement, provided that the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation by press release before the end of such period; or

•

approve, adopt, endorse or recommend or enter into or publicly propose to enter into any agreement or understanding, including any letter of intent, memorandum of understanding, acquisition agreement, agreement in principle or similar agreement with any Person in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement, as defined in the Arrangement Agreement, permitted by and in accordance with the Arrangement Agreement).

Under the Arrangement Agreement, an “Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement or with Future Pak, Purchaser or their affiliates and other than any transaction involving only the Corporation and/or one or more of its wholly-owned Subsidiaries, any written offer or proposal from any Person or group of Persons acting jointly or in concert within the meaning of Securities Laws received by the Corporation after the date of the Arrangement Agreement relating to (a) any direct or indirect sale or disposition of assets of the Corporation or any of its

Subsidiaries (or any lease, license or other arrangement having the same economic effect) representing 20% or more of the Corporation Assets, or contributing 20% or more of the consolidated annual revenue of the Corporation; or (b) any direct or indirect acquisition of voting or equity securities of the Corporation (including securities convertible into or exercisable or exchangeable for voting or equity securities of the Corporation) representing, when taken together with the voting or equity securities of the Corporation (including securities convertible into or exercisable or exchangeable for voting or equity securities of the Corporation) held by any such Person or group of Persons and any Person acting jointly or in concert with such Person or group of Persons, 20% or more of the voting or equity securities of the Corporation (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exercisable or exchangeable for voting or equity securities of the Corporation); in either case of (a) or (b) whether by way of take over bid, tender offer, exchange offer, treasury issuance, plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other transaction involving the Corporation or any of its Subsidiaries, and whether in a single transaction or a series of related transactions.

The Corporation agreed that it shall, and shall cause its Subsidiaries and its and their respective representatives to, immediately cease and terminate any solicitation, encouragement, discussion or negotiations commenced prior to the date of the Arrangement Agreement with any Person (other than the Purchaser and its affiliates) with respect to any inquiry, proposal or offer that (a) if made after the date of the Arrangement Agreement would have constituted an Acquisition Proposal; or (b) may reasonably be expected to constitute or lead to an Acquisition Proposal, and, in connection with such termination shall:

•

promptly discontinue access to, and disclosure of, all information regarding the Corporation and its Subsidiaries, including any data room (whether physical or virtual) and any confidential information, properties, facilities and books and records of the Corporation or any of its Subsidiaries; and

•

promptly (and in any event within three Business Days of the date of the Arrangement Agreement) request from any such Person, and use commercially reasonable efforts to exercise its rights to require (i) the return or destruction of all copies of any confidential information regarding the Corporation or any of its Subsidiaries provided to any such Person other than the Purchaser, Future Pak and their affiliates and their respective Representatives since January 1, 2024, and (ii) the destruction of all material to the extent including or incorporating such confidential information regarding the Corporation or any of its Subsidiaries, in each case, to the extent that such information has not previously been returned or destroyed (subject to the terms of the applicable confidentiality or similar agreement, including the rights of retention that such Persons may have thereunder).

If the Corporation or any of its Subsidiaries or, to the knowledge of the Corporation, any of their respective Representatives, receives or becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Corporation or any of its Subsidiaries in connection with such inquiry, proposal or offer, the Corporation shall:

•

promptly (i) notify the Purchaser, and in any event within twenty-four (24) hours in writing, of such inquiry, proposal or offer, including (A) a description of its material terms and conditions, and (B) the identity of all Persons making such inquiry, proposal or offer, and (ii) provide unredacted copies of any written agreement proposed by such Person(s) with respect to such inquiry, proposal or offer and any financing commitments or other ancillary agreements and material correspondence relating thereto; and

•

(i) keep the Purchaser reasonably informed, on a prompt basis, and in any event within twenty-four (24) hours, in writing, of the status and terms of any such inquiry, proposal or offer (including any amendments thereto) and the status of any such discussions or negotiations and (ii) on a prompt basis, and in any event within 24 hours, provide the Purchaser with copies of any subsequent drafts of any proposed agreement with respect to such inquiry, proposal or offer and any financing commitments or other ancillary agreements relating thereto received or exchanged by or on behalf of the Corporation or the Persons making the inquiry, proposal or offer.

9.	Right to Match

Pursuant to the Arrangement Agreement, if at any time following the date of the Arrangement Agreement and prior to obtaining the Required Shareholder Approval, the Corporation receives an Acquisition Proposal that constitutes a Superior Proposal, the Board may, subject to compliance with the Arrangement Agreement, enter into a definitive agreement with respect to such Superior Proposal or make a Change in Recommendation in respect of such Superior Proposal, if and only if:

•

the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar agreement, restriction or covenant;

•	such Acquisition Proposal did not result from a breach of the non-solicit provisions of the Arrangement Agreement, other than a de minimis breach;

•

the Corporation has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to authorize the Corporation to enter into a definitive agreement with respect to such Superior Proposal, including the value in financial terms that the Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (the “Superior Proposal Notice”);

•

the Corporation has provided to the Purchaser a copy of the proposed definitive agreement for the Superior Proposal, together with all related documents, including shareholder support and voting agreements, financing commitment papers and any rollover, reinvestment or similar agreements;

•

at least five (5) full Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of all of the materials above;

•

during any Matching Period, (i) the Purchaser has had the opportunity (but not the obligation), in accordance with the Arrangement Agreement, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal, and (ii) the Corporation has negotiated in good faith with the Purchaser (to the extent the Purchaser desires to negotiate) regarding any amendments proposed by the Purchaser to the Arrangement Agreement and the Plan of Arrangement;

•

after the Matching Period, the Board has determined in good faith, after consultation with outside legal counsel and financial advisors, that (i) such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under the Arrangement Agreement), and (ii) the failure by the Board to authorize the Corporation to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

•	prior to or concurrently with entering into such definitive agreement, the Corporation terminates the Arrangement Agreement and pays the Termination Fee pursuant to the Arrangement Agreement.

During the Matching Period, or such longer period as the Corporation may approve in its sole discretion in writing for such purpose: (a) the Purchaser shall have the opportunity (but not the obligation) to offer to amend the Arrangement and the Arrangement Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal after taking into account such amendment and the Board shall, in consultation with the Corporation’s financial advisors and outside legal counsel, review any offer made by the Purchaser under the Arrangement Agreement to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal, and (b) if the Acquisition Proposal would no longer constitute a Superior Proposal after taking into account such amendment, the Corporation shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of the Arrangement Agreement and the Plan of Arrangement as would enable the Purchaser to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Corporation shall promptly so advise the Purchaser and the Corporation and the Purchaser shall amend the Arrangement Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the right to match provision, and the Purchaser shall be afforded a new Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice for the new Superior Proposal and the date on which the Purchaser received all of the requisite materials with respect to the new Superior Proposal.

10.	Termination

The Arrangement Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time by:

•	mutual written agreement of the Parties;

•	either the Corporation or the Purchaser, if:

o

the Required Shareholder Approval is not obtained at the Meeting in accordance with the Interim Order, provided that a Party may not terminate if the failure to obtain the approval of the Shareholders has been primarily caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or

o

any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Corporation or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that a Party may not terminate the Arrangement Agreement in these circumstances: (A) if it has not used its best efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non- applicable in respect of the Arrangement, and (B) if the enactment, making, enforcement or amendment of such Law has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or

o

the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate the Arrangement Agreement in these circumstances if the failure of the Effective Time to so occur has been primarily caused by a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or

•	the Corporation, if:

o

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser or Future Pak under the Arrangement Agreement occurs that would cause the condition regarding the accuracy of the representations and warranties of the Purchaser or of Future Pak or the condition regarding the performance of the covenants of the Purchaser or of Future Pak not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the Arrangement Agreement; provided the Corporation is not then in breach of the Arrangement Agreement so as to cause any condition regarding the accuracy of the representations and warranties of the Corporation or the condition regarding the performance of the covenants of the Corporation not to be satisfied; or

o

prior to obtaining the Required Shareholder Approval, the Board authorizes the Corporation, in accordance with and subject to the terms and conditions of the Arrangement Agreement, to enter into a definitive written agreement (other than an Acceptable Confidentiality Agreement, as defined in the Arrangement Agreement) with respect to a Superior Proposal, provided that the Corporation is in compliance with its non-solicit obligations in all respects, other than a de minimis breach, and provided that prior to or concurrent with such termination the Corporation pays the Termination Fee in accordance with the Arrangement Agreement; or

o

(A) the mutual conditions precedent and the conditions precedent to the obligations of the Purchaser have been and continue to be satisfied or waived by the applicable Party or Parties at the time the Effective Time is required to have occurred (excluding conditions that, by their nature, are to be satisfied at the Effective Time or the day immediately prior to the Effective Time, including the deposit of the Consideration), (B) the Purchaser fails to (x) deposit or cause to be deposited the funds required to be deposited by it in accordance with the Arrangement Agreement, or (y) consummate the Closing by the date that is two Business Days after the first date upon which the Purchaser is required to consummate the Closing pursuant to the Arrangement Agreement, and (C) the Corporation has irrevocably confirmed in writing to the Purchaser that it is prepared to consummate the Closing; or

•	the Purchaser, if:

o

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Corporation under the Arrangement Agreement occurs that would cause any condition regarding the accuracy of representations and warranties of the Corporation under the Arrangement Agreement or the condition regarding the performance of the covenants of the Corporation not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of the Arrangement Agreement; provided that each of the Purchaser and Future Pak is not then in breach of the Arrangement Agreement so as to cause any condition regarding the accuracy of representations and warranties of the Purchaser and of Future Pak under the Arrangement Agreement or the condition regarding the performance of the covenants of the Purchaser and of Future Pak not to be satisfied; and provided further, that the Purchaser may not terminate the Arrangement Agreement pursuant to the foregoing if any of the Purchaser, Future Pak or any of their respective Representatives had actual knowledge of the breach of the representation or warranty as of the date of the signature of the Arrangement Agreement, or the breach of covenant is the result of any action or failure to take any action by any such Person in its capacity as director or officer of the Corporation after the date hereof; or

o

prior to obtaining the Required Shareholder Approval, if (A) the Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to the Purchaser, the Board Recommendation, (B) the Board accepts, approves, endorses or recommends an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced Acquisition Proposal for more than five (5) Business Days (or beyond the third Business Day prior to the date of the Meeting, if sooner), (C) the Board fails to publicly recommend or reaffirm by press release the Board Recommendation within five (5) Business Days after having been requested in writing by the Purchaser to do so, acting reasonably, after a material event or development (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third Business Day prior to the date of the Meeting) it being understood that the Board will have no obligation to make such reaffirmation on more than two (2) separate occasions (in each of the cases set forth in Clause (A), (B), or (C), a “Change in Recommendation”), or (D) the Corporation, the Board or any committee breaches its covenants, agreements or obligations of the non-solicit provisions, other than a de minimis breach; provided that a “stop, look and listen” communication by the Board or the Special Committee to the Shareholders pursuant to Rule 14d-9(f) under the Exchange Act (or any substantially similar communication) will not constitute a Change in Recommendation.

11.	Termination Fee and Reverse Termination Fee

If a Termination Fee Event occurs, the Corporation shall pay the termination fee of $6 million (the “Termination Fee”) to the Purchaser by wire transfer of immediately available funds to an account designated by the Purchaser on the timing set forth in the Arrangement Agreement and summarized below. Under the Arrangement Agreement, a “Termination Fee Event” constitutes the termination of the Arrangement Agreement:

•

by the Corporation, if, prior to obtaining the Required Shareholder Approval, the Board authorizes the Corporation, in accordance with and subject to the terms and conditions of the Arrangement Agreement, to enter into a definitive written agreement (other than an Acceptable Confidentiality Agreement, as defined in the Arrangement Agreement) with respect to a Superior Proposal, provided that prior to or concurrent with such termination the Corporation pays the Termination Fee in accordance with the Arrangement Agreement;

•

by the Purchaser, if, prior to obtaining the Required Shareholder Approval, a Change in Recommendation, a breach of the non-solicit obligations of the Corporation, or a willful breach of the Corporation’s representations and warranties or covenants occurs;

•	by the Corporation or the Purchaser, if the Required Shareholder Approval was not obtained at the Meeting in accordance with the Interim Order, if:

o	prior to such termination, a bona fide Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser, Future Pak or any of its affiliates);

o	such Acquisition Proposal has not expired or been publicly withdrawn at least five (5) Business Days prior to the Meeting; and

o

within 12 months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to above) is consummated or effected, or (B) the Corporation, in one or more transactions, enters into a Contract (other than an Acceptable Confidentiality Agreement, as defined in the Arrangement Agreement), in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated;

provided that, for the purposes of this paragraph, all references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be “50% or more”; or

•

by the Corporation or the Purchaser pursuant to any subsection of Section 7.2(1) of the Arrangement Agreement if, at such time, the Purchaser is entitled to terminate the Arrangement Agreement due to a Change in Recommendation or breach of the non-solicit obligations.

If a Reverse Termination Fee Event occurs, the Purchaser shall pay a termination fee of $12 million (the “Reverse Termination Fee”) to the Corporation by wire transfer of immediately available funds within two Business Days. Under the Arrangement Agreement, a “Reverse Termination Fee Event” constitutes the termination of the Arrangement Agreement:

•	by the Corporation:

o

if a willful breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser or Future Pak under the Arrangement Agreement shall have occurred that causes the condition regarding the accuracy of the representations and warranties of the Purchaser or the condition regarding the performance of the covenants of the Purchaser not to be satisfied but only where the circumstances giving rise to the Corporation’s right to terminate the Arrangement Agreement is solely due to willfull breach or fraud;

o

if the mutual conditions precedent and conditions precedent to the obligations of the Purchaser have been and continue to be satisfied or waived by the applicable Party or Parties at the time the Closing is required to occur pursuant to the Arrangement Agreement (excluding conditions that, by their nature, are to be, and are reasonably capable of being, satisfied at the Effective Time, and the obligation of the Purchaser to deposit the Consideration in escrow with the Depositary in accordance with the Arrangement Agreement) and the Purchaser fails to consummate the Closing by the date that is two Business Days after the first date upon which the Purchaser is required to consummate the Closing pursuant to the Arrangement Agreement and the Corporation has irrevocably confirmed to the Purchaser in writing that it is ready, willing and able to consummate the Closing; or

•

by the Purchaser due to the Effective Time not occurring on or prior to the Outside Date, if the Corporation could then have terminated the Arrangement Agreement as a result of either of the circumstances described in the immediately preceding bullets above.

12.	CVR Agreement

Pursuant to the Arrangement Agreement, at or prior to the Effective Time, Future Pak, the Purchaser and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs to be issued by the Purchaser pursuant to the Plan of Arrangement. The Rights Agent will keep a register of the CVR Holders.

Subject to the terms of the CVR Agreement, each CVR will entitle the holder thereof to additional aggregate cash payments of up to $1.19 per CVR, if the following milestones are achieved by the Corporation, subject to a maximum aggregate payment of $65 million to the CVR Holders:

•

for the 12-month period ending on each of the 12-, 24- and 36-month anniversaries of the Closing, if the EGRIFTA franchise gross profit for such 12-month period surpasses $40 million, 50% of the profits surpassing such figure will be distributed pro rata to CVR Holders within 45 days of the end of each such 12-month period;

•

if the cumulative EGRIFTA franchise gross profit during the 36-month period following the Closing exceeds $150 million, a one-time payment of $10 million will be distributed pro rata to CVR Holders within 30 Business Days of the achievement of such milestone; and

•

if the cumulative gross profit from the EGRIFTA and Trogarzo franchises during the 36-month period following the Closing exceeds $250 million, a one-time payment of $15 million will be distributed pro rata to CVR Holders within 30 Business Days of the achievement of such milestone.

In each of the above instances, should the relevant milestones not be met, then no additional consideration will be payable to the CVR Holders in relation to such milestone.

The right to payment described above is solely a contractual right to be governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights, will not represent any equity or ownership interests in the Purchaser, Future Pak or the Corporation and the CVRs will not be listed on any market or exchange, and may not be sold, assigned, transferred, pledged or encumbered in any manner, other than in the limited circumstances set out in the CVR Agreement. The Rights Agent will keep a register for the purpose of registering the CVRs and the permitted transfers under the CVR Agreement. No interest will accrue or be payable in respect of any of the amounts that may be payable in respect of the CVRs. CVR Holders will have no greater rights against the Purchaser and Future Pak than those accorded to general, unsecured creditors with respect to the Milestone Payments that may be payable.

ITEM XII.	CERTAIN LEGAL AND REGULATORY MATTERS

1.	Steps to Implementing the Arrangement and Timing

The Arrangement will be implemented by way of a statutory plan of arrangement under the provisions of Chapter XVI — Division II of the QBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Required Shareholder Approval must be obtained in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(d)

the Articles of Arrangement, prepared in the form prescribed by the QBCA and signed by an authorized director or officer of the Corporation, must be filed with the Enterprise Registrar and a Certificate of Arrangement issued related thereto.

The Corporation will file the Articles of Arrangement with the Enterprise Registrar within seven (7) Business Days following the satisfaction or waiver of the conditions set forth in the Arrangement Agreement unless another time or date is agreed to by the Corporation and the Purchaser. See “The Arrangement – Arrangement Steps”.

It is currently anticipated that the Effective Date will occur before the end of the Corporation’s fourth quarter ending November 30, 2025. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order. The Arrangement must be completed on or prior to December 2, 2025, which is the Outside Date, unless the parties to the Arrangement Agreement agree to extend the Outside Date.

2.	Court Approval and Completion of the Arrangement

The QBCA requires that the Corporation obtain the approval of the Court in respect of the Arrangement, as described below.

Interim Order

On August 8, 2025, the Corporation obtained the Interim Order, which provides, among other things:

•	for the calling and holding of the Meeting;

•	for the Required Shareholder Approval;

•	for the granting of the Dissent Rights to Registered Shareholders;

•	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

•

for the ability of the Corporation to adjourn or postpone the Meeting from time to time in accordance with the terms of the Arrangement Agreement without the need for additional approval of the Court and without the necessity of first convening the Meeting or obtaining any vote of the Shareholders and that notice of any such adjournment(s) or postponement(s) shall be given by such method as the Board may determine is appropriate in the circumstances; and

•

that, except as required by Law, the Record Date for the Shareholders entitled to notice of and to vote at the Meeting will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Meeting.

A copy of the Interim Order is attached as Appendix D.

Final Order

Subject to the terms of the Arrangement Agreement and the approval of the Arrangement Resolution by the Shareholders at the Meeting in the manner required by the Interim Order, the Corporation will make an application to the Court for the Final Order. The application for the Final Order approving the Arrangement is expected to take place before the Superior Court of Québec (Commercial Division), sitting in the district of Montreal, on September 16, 2025 in room 16.04 of the Courthouse located at 1 Notre-Dame Street East, Montreal, Québec H2Y 1B6, at 2:30 p.m. (Eastern time) (or as soon as counsel may be heard). See Appendix E for the notice of presentation of the Final Order. At the hearing, any Shareholder and any other interested party who wishes to participate or to be represented or present evidence or argument may do so, subject to filing with the Court and serving upon the Corporation a notice of appearance together with any evidence or materials that such party intends to present to the Court, in the timelines and in the manner described in the Interim Order.

The Corporation has been advised by its counsel, Fasken, that the Court has broad discretion under the QBCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Assuming that the Final Order is granted, the Corporation will file with the Enterprise Registrar under the QBCA the Articles of Arrangement as soon as reasonably practicable and in any event within seven (7) Business Days after the satisfaction or waiver of the conditions to the completion of the Arrangement to give effect to the Arrangement and the various other documents necessary to consummate the transactions contemplated under the Arrangement Agreement will be executed and delivered.

3.	Securities Law Matters

Multilateral Instrument 61-101

The Corporation is a reporting issuer in all the provinces of Canada and, accordingly, is subject to applicable Securities Laws of such provinces, including Multilateral Instrument 61-101. Multilateral Instrument 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders (excluding certain interested or related parties and their joint actors) and, in certain instances, independent formal valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of Multilateral Instrument 61-101 apply to, among other transactions, “business combinations” (as defined in Multilateral Instrument 61-101), in which the interest of holders of equity securities may be terminated without their consent and where a “related party” (as defined in Multilateral Instrument 61-101) (i) would, as a consequence of the transaction, directly or indirectly acquire the issuer or the business of the issuer, or combine with the issuer, through an amalgamation, arrangement or otherwise, whether alone or with joint actors, (ii) is a party to a “connected transaction” (as defined in Multilateral Instrument 61-101) to the transaction, or (iii) is entitled to receive consideration per equity security that is not identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class, for example if a related party receives a “collateral benefit”. Directors and senior officers of the Corporation and its subsidiaries are “related parties” for the purposes of Multilateral Instrument 61-101.

A “collateral benefit” includes any benefit that a related party of the Corporation is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancements in benefits related to past or future services as an employee, director or consultant of the Corporation. However, Multilateral Instrument 61-101 excludes from the meaning of collateral benefit a payment per security that is identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class, as well as certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of an issuer, of an affiliated entity of such issuer or of a successor to the business of such issuer where (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) at the time the transaction is agreed to, the related party and his or her associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer, or (ii) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities the related party beneficially owns; and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities beneficially owned by the related party, and the independent committee’s determination is disclosed in the disclosure document for the transaction.

Following review and consideration of the number of Shares each director and senior officer of the Corporation is deemed to beneficially own or exercise control or direction over, as calculated in accordance with Multilateral Instrument 61-101, and the benefits that they expect to receive pursuant to the Arrangement, as detailed under “Interest of Certain Persons in the Arrangement,” the Special Committee determined that the aforementioned benefits or payments, except in the case of Paul Lévesque, Philippe Dubuc, John Leasure and Christian Marsolais (the “Collateral Benefit Shareholders”), to the extent that they may constitute “collateral benefits” (as defined in Multilateral Instrument 61-101), fall within an exception to the definition of collateral benefit for the purposes of Multilateral Instrument 61-101, since such benefits are received solely in connection with the related parties’ services as employees or directors of the Corporation or of any affiliated entities of the Corporation, are not conferred for the purpose, in whole or in part, of increasing the value of the Consideration paid to the related parties for their Shares, and are not conditional on the related parties supporting the Arrangement in any manner, and, at the time of the entering into of the Arrangement Agreement, none of the related parties entitled to receive the benefits, aside from the Collateral Benefit Shareholders, exercised control or direction over, or beneficially owned, more than 1% of the outstanding Shares, as calculated in accordance with Multilateral Instrument 61-101 (the “1% Exemption”). Accordingly, such benefits, except those received by the Collateral Benefit Shareholders, are not “collateral benefits” for the purposes of Multilateral Instrument 61-101. As for the Collateral Benefit Shareholders, each such Shareholder was determined on an individual basis to exercise control or direction over, or beneficially own, more than 1% of the outstanding Shares, as calculated in accordance with Multilateral Instrument 61-101, and therefore the 1% Exemption did not apply in such instances, accordingly, such benefits were determined to be “collateral benefits” for the purposes of Multilateral Instrument 61-101.

Multilateral Instrument 61-101 provides that, in certain circumstances, where a “related party” of an issuer is entitled to receive a “collateral benefit” in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of Multilateral Instrument 61-101 and subject to “minority approval” (as defined in Multilateral Instrument 61-101) of every class of “affected securities” (as defined in Multilateral Instrument 61-101) of the issuer, in each case voting separately as a class. In determining whether minority approval of a “business combination” has been obtained, an issuer is required to exclude the votes attached to affected securities that, to the knowledge of the issuer or any “interested party” or their respective directors or senior officers, after reasonable inquiry, are beneficially owned or over which control or direction is exercised by, among others, any “interested party” or any “related party” of an “interested party”.

The votes attached to the Shares held by the Collateral Benefit Shareholders, who, collectively, beneficially own or exercise control or direction over an aggregate of 154,624 Shares, representing in the aggregate 0.34% of the outstanding Shares, will be excluded from the vote of the Minority Shareholders. See “Interest of Certain Persons in the Arrangement” and “Information Concerning the Corporation – Ownership of Securities by Directors and Senior Officers”.

Given the relatively few Shares excluded, it is very unlikely that the approval of at least 66 2⁄3% of the votes cast on the Arrangement Resolution by the Shareholders, voting together as a single class, participating or represented by proxy at the Meeting and entitled to vote, will not include the required “minority approval”. However, to ensure complete compliance with all voting requirements under applicable Securities Laws, the Required Shareholder Approval for the Arrangement Resolution requires the approval of, among others, a simple majority of the votes cast on the Arrangement Resolution by the Shareholders, voting together as a single class, participating or represented by proxy at the Meeting and entitled to vote, other than the Collateral Benefit Shareholders as discussed above.

The Corporation was not required to obtain a formal valuation under Multilateral Instrument 61-101 as no “interested party” (as defined in Multilateral Instrument 61-101) is, as a consequence of the Arrangement, directly or indirectly, acquiring the Corporation or its business or combining with the Corporation, whether alone or with joint actors, and there is no “connected transaction” that would qualify as a “related party transaction” (as defined in Multilateral Instrument 61-101) for which the Corporation would be required to obtain a formal valuation. Neither the Corporation nor any director or senior officer of the Corporation, after reasonably inquiry, has knowledge of any “prior valuation” (as defined in Multilateral Instrument 61-101) in respect of the Corporation that has been made in the 24 months before the date of this Circular, other than any bona fide prior offer received by the Corporation, as more fully described elsewhere in this Circular.

Stock Exchange Delisting and Reporting Issuer Status

The Shares are currently listed on the TSX under the symbol “TH” and on the Nasdaq under the symbol “THTX”. The Corporation expects that the Shares will be delisted from the TSX and the Nasdaq promptly following the Effective Date. Following the Effective Date, it is expected that the Purchaser will cause the Corporation to apply to terminate its status as a reporting issuer under the Securities Laws of each province of Canada and pursuant to Section 12(g)(4) of the U.S. Exchange Act and will cease to file continuous disclosure documents with Canadian and U.S. securities regulatory authorities.

ITEM XIII.	DISSENTING SHAREHOLDERS RIGHTS

Only a Registered Shareholder has the right to exercise Dissent Rights with respect to its Shares in connection with the Arrangement pursuant to and in the manner provided in the Plan of Arrangement, the Interim Order and Chapter XIV of the QBCA, as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court.

Pursuant to the Interim Order and the Plan of Arrangement, in addition to any other restrictions under Chapter XIV of the QBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of only Exchangeable Subscription Receipts, Warrants, Options, SARs and/or DSUs and (ii) Shareholders who vote or have instructed a proxyholder to vote Shares in favour of the Arrangement Resolution or who abstained from voting on the Arrangement Resolution.

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder, and is qualified in its entirety by the provisions of Chapter XIV of the QBCA, as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court, which are attached to this Circular as Appendix D and Appendix B respectively. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Chapter XIV of the QBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court. The statutory provisions covering the right to demand the repurchase of shares are technical and complex. Failure to strictly comply with the provisions of Chapter XIV of the QBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Under the Interim Order, each Registered Shareholder (other than a Registered Shareholder who votes or has instructed a proxyholder to vote Shares in favour of the Arrangement Resolution or who abstained from voting on the Arrangement Resolution) is entitled, in addition to any other rights the holder may have, to exercise Dissent Rights and to be paid by the Purchaser the fair value of the Shares held by the holder, determined, notwithstanding anything to the contrary contained in Chapter XIV of the QBCA, as of the close of business on the day before the Arrangement Resolution was adopted. Only Registered Shareholders may exercise Dissent Rights. Non-Registered Shareholders who wish to exercise Dissent Rights should be aware that they may do so only through the registered owner of their Shares. Accordingly, a non-registered owner of Shares desiring to exercise Dissent Rights must make arrangements for the Shares beneficially owned by that holder to be registered in the name of the Shareholder prior to the time the Dissent Notice is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of such Shares to exercise Dissent Rights on behalf of the holder. In such case, the Dissent Notice should specify the number of Shares. A Dissenting Shareholder may only exercise Dissent Rights with respect to all the Shares held on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder, subject to such Dissenting Shareholder exercising all the voting rights carried by such Shares against the Arrangement Resolution. Note that Chapter XIV of the QBCA, the text of which is attached as Appendix F to this Circular, sets forth special provisions which are required to be followed with respect to the exercise of Dissent Rights by Non-Registered Shareholders.

A Registered Shareholder who wishes to exercise Dissent Rights must send to the Corporation a written notice informing the Corporation of such Shareholder’s intention to exercise Dissent Rights (the “Dissent Notice”), which Dissent Notice must be received by the Corporation at its head office located at 2015 Peel Street, Suite 1100, Montreal, Québec, Canada H3A 1T8 Attention: Jocelyn Lafond, General Counsel and Corporate Secretary, with a copy to Fasken Martineau DuMoulin LLP at 800 Square Victoria, Suite 3500, Montreal, Québec, Canada H3C 0B4, Attention: Mtres. Brandon Farber and Hugo Séguin, not later than 5:00 p.m. (Eastern time) on September 10, 2025, or not later than 5:00 p.m. (Eastern time) on the Business Day that is two Business Days (excluding Saturdays, Sundays and holidays) immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be.

The giving of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting; however, Shareholders who do not vote all of their Shares against the Arrangement Resolution shall not be entitled to exercise Dissent Rights with respect to such Shares, subject to sections 393 to 397 of the QBCA, given that Chapter XIV — Division I of the QBCA provides that there is no right of partial dissent and, pursuant to the Interim Order, a Registered Shareholder may not exercise Dissent Rights in respect of only a portion of such holder’s Shares. A vote either in person or virtually or by proxy against the Arrangement Resolution will not by itself constitute a Dissent Notice.

Registered Shareholders who have validly exercised (and not withdrawn) Dissent Rights will only be entitled to be paid fair value for their Shares in accordance with Chapter XIV of the QBCA, as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court, if the Arrangement Resolution is approved at the Meeting in accordance with the Interim Order and the Arrangement becomes effective.

Promptly after the Effective Time, the Purchaser is required to give notice (the “Repurchase Notice”) to each Dissenting Shareholder, which Repurchase Notice shall mention the repurchase price being offered for the Shares held by all Dissenting Shareholders and an explanation of how such price was determined. Within 30 days after receiving the Repurchase Notice, each Dissenting Shareholder is required, if the Dissenting Shareholder wishes to proceed with exercising Dissent Rights, to deliver to the Purchaser a written statement: (a) confirming that the Dissenting Shareholder wishes to exercise his, her or its Dissent Rights and have all of his, her or its Shares repurchased at the repurchase price indicated in the Repurchase Notice (in such case, a “Notice of Confirmation”); or (b) indicating that the Dissenting Shareholder contests the repurchase price indicated in the Repurchase Notice and demands an increase in the repurchase price offered (in such case, a “Notice of Contestation”).

Additionally, if it has not been done previously, all certificates representing the Shares in respect of which Dissent Rights were exercised, together with the completed and executed applicable Letter(s) of Transmittal, should be delivered with the Notice of Confirmation or the Notice of Contestation, as applicable. A Dissenting Shareholder who fails to send to the Purchaser, within the required timeframe, a Notice of Confirmation or a Notice of Contestation, as the case may be, shall be deemed to have renounced his, her or its Dissent Rights and will be deemed to have participated in the Arrangement on the same basis as Shareholders who did not exercise Dissent Rights.

Upon receiving a Notice of Confirmation within the required timeframe, the Purchaser shall pay the Dissenting Shareholder, within ten days of receiving such Notice of Confirmation, the repurchase price indicated in the Repurchase Notice for all of his, her or its Shares.

Upon receiving a Notice of Contestation within the required timeframe, the Purchaser may propose an increased repurchase price within 30 days of receiving such Notice of Contestation, which increased repurchase price must be the same for all Shares held by Dissenting Shareholders who duly submitted a Notice of Contestation. If (a) the Purchaser does not follow up on a Dissenting Shareholder’s contestation within 30 days after receiving his, her or its Notice of Contestation, or (b) the Dissenting Shareholder contests the increase in the repurchase price offered by the Purchaser, such Dissenting Shareholder may ask the Court to determine the increase in the repurchase price. However, any such application to the Court must be made within 90 days after receiving the Repurchase Notice. As soon as any such application is filed with the Court by any Dissenting Shareholder, the Purchaser must notify this fact (a “Notice of Application”) to all the other Dissenting Shareholders who are still contesting the repurchase price, or the increase in the repurchase price, offered by the Purchaser.

All Dissenting Shareholders who received the Notice of Application are bound by the judgment of the Court hearing the application as to the fair value of the Shares (which Court may entrust the appraisal of the fair value to an expert). Within ten days after such Court judgment, the Purchaser must pay the repurchase price determined by the Court to all Dissenting Shareholders who received the Notice of Application, and pay the increase in the repurchase price to all Dissenting Shareholders who submitted a Notice of Contestation but did not contest the increase in the repurchase price offered by the Purchaser. However, if the Purchaser is unable to pay the full increase in the repurchase price because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due, the Purchaser would only be required to pay the maximum amount it may legally pay to the relevant Dissenting Shareholders. In such a case, such Dissenting Shareholders remain creditors of the Purchaser for the unpaid balance of the repurchase price and are entitled to be paid as soon as the Purchaser is legally able to do so or, in the event of the liquidation of the Purchaser, are entitled to be collocated after the other creditors but by preference over the other shareholders of the Purchaser.

All Shares held by Registered Shareholders who validly exercise their Dissent Rights in respect of such Shares will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to the Purchaser in exchange for the right to be paid the fair value of their Shares (which fair value, notwithstanding anything to the contrary contained in Chapter XIV of the QBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted and shall be subject to any applicable withholdings) and will not be entitled to any other payment or consideration (including any payment that would be payable under the Arrangement had they not exercised their Dissent Rights in respect of such Shares). If such Shareholders ultimately are not entitled, for any reason, to be paid fair value for such Shares, they shall be deemed to have participated in the Arrangement on the same basis as non-dissenting holders of Shares and shall be entitled to receive only the Consideration in the same manner as such non-dissenting holders.

Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Shares, as determined under Chapter XIV of the QBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, will be more than or equal to the Consideration payable under the Arrangement. In addition, any judicial determination of fair value will result in a delay of receipt by Dissenting Shareholders of payment for their respective Shares.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seek the repurchase of their Shares. Chapter XIV of the QBCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Shareholder who is considering exercising Dissent Rights should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix F to this Circular, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, and consult their own legal advisor as failure to strictly comply with the provisions of the QBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court) may prejudice Dissent Rights.

ITEM XIV.	RISK FACTORS

Shareholders should carefully consider the following risks related to the Arrangement, in addition to the other risks described elsewhere in this Circular. These risk factors should be considered in conjunction with the other information included in this Circular and the additional risks and uncertainties described under the headings “Financial Risk Management” and “Risk Factors” in the 2024 Annual MD&A, which is available under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at https://www.sec.gov/edgar/search. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or not considered material to the Corporation, may also adversely affect the Arrangement or the Corporation prior to the completion of the Arrangement.

1.	Risks Relating to the Arrangement

•

There can be no certainty that all conditions to the Arrangement will be satisfied or, if applicable, waived prior to the Outside Date, if at all. Failure to complete the Arrangement could negatively impact the price of the Shares or otherwise adversely affect the business of the Corporation.

The completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of the Corporation, including receipt of the Required Shareholder Approval and the Final Order, and that no Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Corporation or the Purchaser from consummating the Arrangement. The Arrangement Agreement also contains a number of additional conditions for the benefit of the Purchaser including the fulfillment or compliance by the Corporation in all material respects with each of the covenants of the Corporation contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, the truth and correctness of certain representations and warranties made by the Corporation, the absence of a Material Adverse Effect that occurred after the date of the Arrangement Agreement and remains continuing, and the absence of proceeding by a Governmental Entity that is pending and reasonably likely to (i) prohibit or enjoin the Purchaser from consummating the Arrangement, or (ii) restrict the ownership or operation by the Purchaser of the business or assets of the Corporation or any of its Subsidiaires or any material portion thereof if the Arrangement is consummated, only where such restrictions would result in a Material Adverse Effect. There can be no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied or, if applicable, waived or, if satisfied or waived, when they will be satisfied or waived.

If the Arrangement is not completed, the market price of the Shares may decline to the extent that the market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Board decides to seek another arrangement, merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or greater price than the Consideration to be paid pursuant to the Arrangement.

Certain costs related to the Arrangement, such as legal fees and certain financial advisory fees, must be paid by the Corporation even if the Arrangement is not completed. The payment of these fees will have a material adverse effect on the business and financial conditions of the Corporation if the Arrangement is not consummated and may decrease or hamper the ability of the Board to enter into another arrangement, merger or business combination.

•	The conditions set forth in the Debt Commitment Letter may not be satisfied or events may occur preventing such Debt Financing from being consummated.

Although the Arrangement Agreement does not contain a financing condition, there is a risk that the conditions set forth in the Debt Commitment Letter may not be satisfied or that other events may arise which could prevent the Purchaser from consummating the Debt Financing. If the Purchaser is unable to consummate the Debt Financing, the Corporation expects that the Purchaser will be unable to fund the Cash Consideration required to complete the Arrangement. In the event the Arrangement cannot be completed due to the failure of the Purchaser to fund the Cash Consideration, provided that all other conditions to the closing of the Arrangement in favour of the Purchaser are and continue to be satisfied or, if applicable, waived and that the Corporation is otherwise prepared to close the Arrangement, the Corporation may terminate the Arrangement Agreement, and the Purchaser will be obligated to pay the Reverse Termination Fee (which obligation is guaranteed by Future Pak) and the Shareholders will not receive the Consideration.

•	While the Arrangement is pending, the Corporation is restricted from taking certain actions that could be beneficial to the Corporation or the Shareholders.

Under the Arrangement Agreement, the Corporation is subject to customary non-solicitation provisions and must generally conduct its business in the ordinary course. During the period prior to the completion of the Arrangement or termination of the Arrangement Agreement, the Corporation is restricted from taking certain specified actions without the consent of the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned by the Purchaser). These restrictions may prevent the Corporation from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. See “The Arrangement Agreement – Corporation Covenants”. The pendency of the Arrangement could cause the attention of management to be diverted from the day-to-day operations of the Corporation. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of the Corporation’s resources to the completion thereof and the restrictions that were imposed on the Corporation under the Arrangement Agreement may have an adverse effect on the current or future operations, financial condition and prospects of the Corporation.

•	Uncertainty surrounding the Arrangement could adversely affect the Corporation’s retention of customers, business partners and key employees.

The Arrangement is dependent upon satisfaction of various conditions, and as a result, its completion is subject to uncertainty. In response to this uncertainty, the Corporation’s customers and business partners may delay or defer decisions concerning the Corporation. Uncertainty surrounding the Arrangement could also adversely affect the retention of key employees of the Corporation. Any change, delay or deferral of those decisions by customers and business partners and any loss of key employees could negatively impact the Corporation’s business, operations and prospects, regardless of whether the Arrangement is ultimately completed.

•	The Arrangement Agreement may be terminated by the Parties in certain circumstances.

Each of the Purchaser and the Corporation has the right, in certain circumstances, to terminate the Arrangement Agreement, in which case the Arrangement would not be completed. Accordingly, there can be no certainty, nor can the Corporation provide any assurance, that the Arrangement Agreement will not be terminated by either of the Corporation or the Purchaser prior to the completion of the Arrangement. The Corporation’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that the Corporation would remain liable for significant costs relating to the Arrangement. Under the Arrangement Agreement, the Corporation is required to pay the Termination Fee upon the occurrence of a Termination Fee Event. See “The Arrangement Agreement – Termination”.

•	The occurrence of a Material Adverse Effect could result in the non-completion of the Arrangement.

The completion of the Arrangement is subject to the condition that, among other things, no Material Adverse Effect occurred after the date of the Arrangement Agreement. Although a Material Adverse Effect excludes certain events that are beyond the control of the Corporation (such as, but not limited to, changes, events or occurrences in general economic, business, regulatory, political or market conditions or in financial, securities or capital markets), there is no assurance that a change having a Material Adverse Effect on the Corporation will not occur before, and remain continuing by, the Effective Time. If such a Material Adverse Effect occurs and remains continuing, and the Purchaser does not waive same, the Arrangement would not proceed. See “The Arrangement Agreement – Conditions Precedent to the Obligations of the Purchaser”.

•	The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire the Corporation.

Under the Arrangement Agreement, the Corporation is required to pay a Termination Fee of $6 million in the event the Arrangement Agreement is terminated in certain circumstances. The Termination Fee, although considered reasonable by the Special Committee and the Board, may discourage other parties from attempting to acquire the Corporation, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement. Even if the Arrangement Agreement is terminated without payment of the Termination Fee, the Corporation may in the future be required to pay the Termination Fee in certain circumstances. See “The Arrangement Agreement – Termination Fee and Reverse Termination Fee”.

•	The Purchaser’s right to match may discourage other parties from attempting to acquire the Corporation.

Under the Arrangement Agreement, as a condition to entering into a definitive agreement in respect of a Superior Proposal, the Corporation is required to offer to the Purchaser the right to match such Superior Proposal. This right may discourage other parties from making a Superior Proposal, even if they would otherwise have been willing to acquire the Corporation on more favourable terms than the Arrangement.

•	Shareholders and other holders of securities of the Corporation will be subject to income tax consequences upon consummation of the Arrangement.

The Arrangement Agreement results in certain income tax consequences to the Shareholders. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”. The Canadian income tax consequences in respect of the receipt, holding and disposition of the CVRs, including the tax consequences of the receipt of payments pursuant to the CVRs, are not entirely free from doubt. Shareholders are urged to consult their own tax advisors regarding the consequences to them of the receipt, holding and disposition of the CVRs and the receipt of payments thereunder, and to review the discussion under the heading “Certain Canadian Federal Income Tax Considerations”. Relevant tax authorities may not agree with the discussion regarding tax matters included in this Circular.

There can be no assurance that the CRA, the U.S. tax authorities or other applicable taxing authorities will agree with the disclosure regarding Canadian federal income tax and the U.S. tax consequences of the Arrangement, as applicable, as set forth in this Circular.

2.	Risks Relating to the CVRs

•	CVR Holders may never receive any payment in respect of the CVRs.

Under the Arrangement Agreement, in addition to the Cash Consideration, Shareholders have the right to receive one CVR per Share held by such Shareholder. Each CVR will entitle a CVR Holder to payments from the Purchaser pursuant to the achievement of CVR Milestones; provided, for greater certainty, that if the CVR Milestones are not achieved, no payment shall be due under the CVR Agreement. See “The Arrangement Agreement – CVR Agreement.”

Therefore, the CVR Holders’ right to receive any future payment with respect to the CVRs will be contingent solely upon the achievement of the CVR Milestones by the Corporation, which may or may not occur. CVR Holders may never receive any payment in respect of the CVRs, which makes it difficult to value the CVRs. Accordingly, the value, if any, of the CVRs is speculative, and the CVRs may ultimately have no value at all.

•	The Corporation will cease to be a reporting issuer.

The Corporation will cease to be reporting issuer following the completion of the Arrangement and will no longer publicly disclose its financial results and other elements of its business. CVR Holders will not be able to monitor the Corporation’s financial results in connection with the CVR Milestones, other than in limited circumstances set forth in the CVR Agreement, and will need to rely on the then-incumbent directors and officers of the Corporation to ensure that the CVR Milestones are achieved. See “The Arrangement Agreement – CVR Agreement.”

•	CVRs may not be assigned or transferred except in very limited circumstances.

The CVRs will not be listed on any market or exchange, and may not be sold, assigned, transferred, pledged or encumbered in any manner, other than in the limited circumstances set out in the CVR Agreement. See “The Arrangement Agreement – CVR Agreement.”

•	Shareholders will no longer hold an interest in the Corporation following the Arrangement.

Following the Arrangement, Shareholders will no longer hold any of the Shares and Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Corporation’s long-term plans, except for the potential to receive a payment in connection with the CVRs. The CVRs will be a contractual right of CVR Holders and will not represent any equity or ownership interest in the Corporation or the Purchaser. The CVRs will not have any voting or dividend rights, and no interest will accrue on any amounts payable on the CVRs to any holder thereof.

3.	Risks Relating to the Business of the Corporation

Whether or not the Arrangement is completed, the Corporation will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors applicable to the Corporation is contained under the headings “Financial Risk Management” and “Risk Factors” in the 2024 Annual MD&A, which is available under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at https://www.sec.gov/edgar/search.

ITEM XV.	ARRANGEMENT MECHANICS

1.	Depositary Agreement and Paying Agency Agreement

Prior to the Effective Date, the Corporation, the Purchaser and the Depositary, in its capacity as depositary under the Arrangement Agreement, will enter into a depositary agreement. Pursuant to the Plan of Arrangement, on or prior to the Effective Date and prior to the filing of the Articles of Arrangement with the Enterprise Registrar, the Purchaser is required to provide, or cause to be provided to, the Depositary with sufficient funds to satisfy (i) the aggregate Cash Consideration payable to the Shareholders pursuant to the Plan of Arrangement (other than Shareholders exercising Dissent Rights in accordance with the Plan of Arrangement) and (ii) the aggregate Exchangeable Subscription Receipt Cash Consideration payable to the Exchangeable Subscription Receipt Holder pursuant to the Plan of Arrangement.

Further, prior to the Effective Date, the Corporation, the Purchaser and the Depositary will enter into a paying agency agreement (the “Paying Agency Agreement”) by which the Depositary will act as depositary and paying agent (the “Paying Agent”). Pursuant to the Arrangement Agreement, on or prior to the Effective Date and prior to the filing of the Articles of Arrangement with the Enterprise Registrar, the Purchaser is required to deposit, or cause to be deposited with, the Paying Agent sufficient funds to allow the Corporation to effect payments (i) in respect of the amounts due to holders of Exchangeable Subscription Receipts, Warrants, Options, SARs and DSUs pursuant to the Plan of Arrangement, (ii) to its Employees as contemplated in the Corporation Disclosure Letter, (iii) for advisory fees and transaction expenses in connection with the Arrangement, and (iv) to repay its lenders under the Existing Credit Facilities. Such funds shall be disbursed by the Paying Agent to the Corporation, or as so otherwise directed by the Corporation, at Closing in accordance with the Paying Agency Agreement.

2.	Delivery of Consideration

To receive the Consideration or the Exchangeable Subscription Receipt Consideration, Registered Shareholders and the Exchangeable Subscription Receipt Holder must submit their certificates or DRS Advices (representing Shares or Exchangeable Subscription Receipts) to the Depositary, along with a completed and signed Letter of Transmittal or ESR Letter of Transmittal and any other required documents by the Depositary. Only Registered Shareholders and the Exchangeable Subscription Receipt Holder are required to submit a Letter of Transmittal or an ESR Letter of Transmittal. Non-Registered Shareholders holding their Shares through an Intermediary should contact that Intermediary for instructions and assistance and carefully follow any instructions provided to them by such Intermediary for the delivery of the Consideration.

Upon deposit of a certificate or DRS Advice (which, immediately prior to the Effective Time, represented outstanding Shares or Exchangeable Subscription Receipts transferred under the Plan of Arrangement) to the Depositary, along with a duly completed Letter of Transmittal or ESR Letter of Transmittal and any other required documents, the holder will be entitled to receive the Cash Consideration or the Exchangeable Subscription Receipt Consideration and CVRs, less any applicable withholdings pursuant to the Plan of Arrangement. The Depositary will cancel the surrendered certificate or DRS Advice.

Until deposited as contemplated above, each certificate or DRS Advice that immediately prior to the Effective Time represented Shares or Exchangeable Subscription Receipts shall be deemed at any time after the Effective Time to represent only the right to receive, upon such deposit, a cash payment of $3.01 per Share (or Exchangeable Subscription Receipt, as the case may be) and one (1) CVR per Share (or Exchangeable Subscription Receipt, as the case may be) to be issued by the Purchaser, in lieu of such certificate or DRS Advice, subject to any applicable withholdings pursuant to the Plan of Arrangement. Any such certificate or DRS Advice formerly representing Shares or Exchangeable Subscription Receipts not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares or Exchangeable Subscription Receipts of any kind or nature against or in the Corporation or the Purchaser. On such date, all cash to which such former holder was entitled to shall be deemed to have been surrendered to the Purchaser, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

For properly deposited Shares and Exchangeable Subscription Receipts received prior to the Effective Date, the Depositary will, upon receipt of funds and joint written notice from Purchaser and the Corporation that the Effective Date has occurred, (i) arrange for the delivery of the Cash Consideration for such Shares and the Exchangeable Subscription Receipt Cash Consideration for

such Exchangeable Subscription Receipts as soon as practicable (and, in any event, no later than three Business Days following the Effective Date) and in accordance with the terms and conditions of the Arrangement and the instructions of the depositing holders of Shares or Exchangeable Subscription Receipts, as the case may be, as set forth in the Letter of Transmittal or the ESR Letter of Transmittal and (ii) send a requisition to the Purchaser for the delivery of the CVR consideration for such Shares and Exchangeable Subscription Receipts, in accordance with the terms and condition of the Arrangement and the instructions of the depositing holders of Shares or Exchangeable Subscription Receipts, as the case may be, as set forth in the Letter of Transmittal or the ESR Letter of Transmittal. The Cash Consideration and the Exchangeable Subscription Receipt Cash Consideration payable will be denominated in U.S. dollars, provided that a Registered Shareholder or the Exchangeable Subscription Receipt Holder is to be paid a converted amount in Canadian dollars if (i) it elected to receive the payment in Canadian dollars prior to the Effective Date in its Letter of Transmittal or the ESR Letter of Transmittal or (ii) in the case of the Registered Shareholder, its address of record is within Canada and it has not elected to receive the payment in any currency prior to the Effective Date in its Letter of Transmittal. The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate established by the Depositary, in its capacity as foreign exchange service provider to the Corporation, on the date the funds are converted, which rate will be based on the prevailing market rate for such date. The risk of any fluctuations in exchange rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the Shareholder or the Exchangeable Subscription Receipt Holder. The Depositary, in its capacity as the foreign exchange service provider, will act as principal in such currency conversion transactions.

As soon as practicable after the Effective Time, the Purchaser shall (i) cause the Corporation to deliver to each former holder of Warrants, Options, SARs and DSUs, the Cash Consideration less the Exercise Price, if any, which such holder of Warrants, Options, SARs or DSUs has a right to receive under the Plan of Arrangement for such Warrants, Options, SARs and DSUs, less any applicable withholdings pursuant to the Plan of Arrangement and (ii) on behalf of the Corporation, deliver the CVR consideration, if any, required to be delivered to such former holders of Warrants, Options, SARs or DSUs pursuant to the Plan of Arrangement. The Corporation shall be entitled to make such payments to holders of Options, SARs or DSUs either: (i) pursuant to the normal payroll practices and procedures of the Corporation; or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Corporation is not practicable for any such holder, by cheque (delivered to the address of such holder of Options, SARs or DSUs, as reflected on the register maintained by or on behalf of the Corporation in respect of the Options, SARs and DSUs) or such other means as the Corporation may elect. Notwithstanding that payments to holders of Options, SARs, or DSUs under the Plan of Arrangement are calculated in U.S. dollars, the Corporation reserves the right to settle such payments in the currency customarily used for each respective holder.

Despite the foregoing, it is anticipated that no CVRs will be issued to former holders of SARs pursuant to the Plan of Arrangement, as all issued and outstanding SARs are “out of the money”, therefore, no CVRs will be required to be delivered to former holders of SARs.

Any payment made by the Depositary (or the Corporation) pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Corporation) or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, and any right or claim to payment under the Arrangement Agreement that remains outstanding on the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares, Exchangeable Subscription Receipts, Warrants, Options, SARs and DSUs pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration.

Following completion of the Arrangement, no holder of Shares, Exchangeable Subscription Receipts, Warrants, Options, SARs or DSUs shall be entitled to receive any consideration in respect of such securities other than the consideration to which such holder is entitled pursuant to the Plan of Arrangement. For greater certainty, no such holder shall be entitled to receive any interest, dividends, premiums or other payments in connection with such securities, except, in the case of Shares, for any dividends that were declared but remain unpaid and have a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Corporation with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares or Exchangeable Subscription Receipts transferred in accordance with the Plan of Arrangement.

In the case of loss, theft or destruction of a certificate (for Shares or Exchangeable Subscription Receipts), the holder of such certificate must deliver to the Depositary: (a) a letter describing the loss, theft or destruction; (b) a Letter of Transmittal or an ESR Letter of Transmittal completed to the best of such securityholder’s ability; (c) an affidavit or evidence satisfactory to the Purchaser and the Depositary of the loss, theft or destruction of such certificate; and (d) an indemnity bond satisfactory to the Purchaser and the Depositary in such amount as the Purchaser may direct, before such Shares or Exchangeable Subscription Receipts, as the case may be, will be considered properly deposited under the Arrangement. The Depositary shall assist securityholders with the procedures to be followed to obtain a replacement of a certificate (for Shares or Exchangeable Subscription Receipts) lost, stolen or destroyed and instruct and assist such securityholders to properly complete such documents.

Notwithstanding anything to the contrary in this Circular or in the Plan of Arrangement, each of the Purchaser, the Corporation or any of its Subsidiaries, the Depositary and any other Person that makes a payment under the Plan of Arrangement shall be entitled to deduct and withhold from any amount payable or property deliverable to any Person under the Plan of Arrangement (including any amounts payable to Shareholders exercising Dissent Rights or to former Shareholders or holders of Incentive Securities) such amounts as are required to be deducted and withheld with respect to such payment under the Tax Act, the Code or any provision of any other Law and to remit such deducted and withheld amounts to the appropriate Governmental Entity. To the extent that amounts are properly deducted or withheld and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made.

3.	Letters of Transmittal

Registered Shareholders will have received with this Circular a Letter of Transmittal (a separate form of which has been made available for the Exchangeable Subscription Receipt Holder with regard to the Exchangeable Subscription Receipts). Additional copies of the Letter of Transmittal can be obtained by contacting Computershare. The Letter of Transmittal for use by Registered Shareholders can also be found under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at https://www.sec.gov/edgar/search. In order to receive the Consideration and the Exchangeable Subscription Receipt Consideration respectively, Registered Shareholders and the Exchangeable Subscription Receipt Holder must properly complete and duly execute the Letter of Transmittal or the ESR Letter of Transmittal and deliver such Letter of Transmittal or ESR Letter of Transmittal, together with all other documents and instruments referred to in the Letter of Transmittal or the ESR Letter of Transmittal, as applicable, or reasonably requested by the Depositary, including the certificate(s) and/or DRS Advice(s) representing the Shares or Exchangeable Subscription Receipts, to the Depositary in accordance with the instructions contained in the Letter of Transmittal or the ESR Letter of Transmittal.

The Letter of Transmittal and the ESR Letter of Transmittal contain procedural information relating to the Arrangement and should be reviewed carefully.

Only Registered Shareholders and the Exchangeable Subscription Receipt Holder are required to submit a Letter of Transmittal or an ESR Letter of Transmittal, as applicable. Non-Registered Shareholders holding their Shares through an Intermediary should contact that Intermediary for instructions and assistance and carefully follow any instructions provided to them by such Intermediary.

The Purchaser has the right, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal or ESR Letter of Transmittal it receives. Any determination made by the Purchaser as to validity, form and eligibility and acceptance of Shares and Exchangeable Subscription Receipts will be final and binding. The method used to deliver the Letter of Transmittal or the ESR Letter of Transmittal, as applicable, and any accompanying certificate(s) and/or DRS Advice(s) representing the Shares or Exchangeable Subscription Receipts is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Corporation and the Purchaser recommend that the necessary documentation be hand delivered to the Depositary at its office specified in the Letter of Transmittal or the ESR Letter of Transmittal; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended.

Holders of Warrants, Options, SARs and DSUs need not complete any documentation to receive the consideration owed to them under the Arrangement in respect of their Warrants, Options, SARs and DSUs.

None of the following shall be entitled to exercise Dissent Rights: (i) holders of Exchangeable Subscription Receipts, Warrants, Options, SARs and DSUs (in their capacity as holders of such securities); and (ii) Shareholders who vote or have instructed a proxyholder to vote Shares in favour of the Arrangement Resolution or who abstained from voting on the Arrangement Resolution.

In no circumstances shall the Purchaser, the Corporation or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Shares in respect of which such rights are sought to be exercised. For greater certainty, in no case shall the Purchaser, the Corporation or any other Person be required to recognize Dissenting Shareholders as holders of Shares in respect of which Dissent Rights have been validly exercised after the completion of the assignment and transfer under the Plan of Arrangement, and the names of such Dissenting Shareholders shall be removed from the register of the Corporation in respect of which Dissent Rights have been validly exercised pursuant to the Plan of Arrangement.

ITEM XVI.	CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, at the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to a beneficial owner of Shares who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with the Corporation, Future Pak and the Purchaser, and any of their respective affiliates, (ii) is not affiliated with the Corporation, Future Pak or the Purchaser, or any of their respective affiliates, (iii) disposes of Shares under the Arrangement, and (iv) holds Shares as capital property (a “Holder”).

Shares will generally be considered to be capital property to a Holder provided the Holder did not acquire or does not hold its Shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the provisions of the Tax Act in force as of the date hereof and on the general understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. Based on statements of the Prime Minister of Canada, this summary also assumes that the proposal to increase the rate of inclusion of capital gains from one-half to two-thirds will not be implemented. Other than the preceding sentence and the Proposed Amendments, this summary does not take into account or anticipate any changes in law or administrative policy or assessing practices whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is not applicable to a Holder: (i) that is a “financial institution,” a “specified financial institution” or an “authorized foreign bank,” each as defined in the Tax Act; (ii) an interest in which is, or whose Shares are, a “tax shelter investment” as defined in the Tax Act; (iii) that has elected or elects under the functional currency rules in the Tax Act to determine its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian currency; (iv) that is exempt from tax under Part I of the Tax Act; (v) that has entered or enters into a “derivative forward agreement” or a “synthetic disposition agreement,” each as defined in the Tax Act, with respect to the Shares or the CVRs; (vi) that is a “foreign affiliate”, as defined in the Tax Act, of a taxpayer resident in Canada; or (vii) that is a partnership. Such Holders should consult their own tax advisors having regard to their own particular circumstances.

This summary does not address the tax consequences to holders of Warrants, Incentive Securities or Exchangeable Subscription Receipts, nor any Shareholders who have acquired Shares on the exercise of an employee stock option (including the Options), through another equity-based employment compensation arrangement, or otherwise in the course of their employment. Such holders should consult their own tax advisors having regard to their own particular circumstances.

This summary is not exhaustive of all Canadian federal income tax considerations. It is of a general nature only and is neither intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Holder. Accordingly, Holders should consult their own legal, business and tax advisors with respect to the tax consequences of the Arrangement and any other consequences to them of such transactions under Canadian federal, provincial, territorial, local and foreign tax laws, having regard to their own particular circumstances.

The Canadian federal income tax consequences to a Holder of the receipt, holding and disposition of CVRs and the reporting and tax treatment of amounts received in respect thereof for Canadian federal income tax purposes are not entirely clear. The description in this summary of the consequences under the Tax Act of the receipt, holding and disposition of CVRs and the reporting and tax treatment relating to CVRs is therefore not free from doubt. Shareholders are urged to consult their own tax advisors regarding such consequences.

Generally, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Shares and CVRs and amounts received thereunder must be expressed in Canadian dollars. Amounts denominated in foreign currency must be converted into Canadian dollars using the appropriate exchange rate on the date such amounts arise, as determined in accordance with the detailed rules contained in the Tax Act.

1.	Holders Resident in Canada

This portion of the summary is applicable only to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (a “Resident Holder”). Holders should confirm with their own tax advisors whether they are a Resident Holder.

Certain Resident Holders who might not otherwise be considered to hold their Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holders deemed to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances. The CVRs are not Canadian securities for this purpose.

Additional considerations, not discussed herein, may be applicable to a Resident Holder that is a corporation (or does not deal at arm’s-length with a corporation) that is, or becomes as part of a transaction or series of transactions or events that includes the Arrangement, controlled by a non-resident person or group of non-resident persons that do not deal with each other at arm’s-length for the purposes of the “foreign affiliate dumping” rules in Section 212.3 of the Tax Act. Such Resident Holders should consult their own tax advisors.

Disposition of Shares

Generally, a Resident Holder (other than a Dissenting Resident Holder, as defined below) who disposes of Shares to the Purchaser under the Arrangement for proceeds of disposition equal to the Consideration for such Shares will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of its Shares immediately before the disposition and any reasonable costs of disposition. See the disclosure below under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada — Taxation of Capital Gains and Losses” for a description of the tax treatment of capital gains and losses.

For this purpose, the proceeds of disposition of each Share should be an amount equal to the sum of (i) the Cash Consideration per Share, and (ii) subject to the application of the “cost recovery method” discussed below (see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada — Receipt, Holding and Disposition of CVRs” below), the fair market value of the CVR at the time of the Closing.

Pursuant to the Arrangement Agreement, and based on advice sought and obtained from an independent third-party valuator, the Corporation and the Purchaser have determined that the fair market value of each CVR is $0.78 as at August 1, 2025. This fair market value will be reassessed and updated by such independent third-party valuator on or around the Effective Time, and the press release announcing the completion of the Arrangement will indicate whether any change to the fair market value of each CVR has been made. There can be no assurances that the Corporation and the Purchaser’s position in respect of the fair market value of each CVR will be accepted by the CRA and that the CRA will accept this tax treatment with respect to the fair market value of the CVR included in the proceeds of disposition of each Share. Each Resident Holder is urged to consult its own advisors regarding the fair market value of the CVRs and the related tax consequences.

Receipt, Holding and Disposition of CVRs

Subject to the discussion below regarding the application of the “cost recovery method”, for the purposes of establishing the adjusted cost base of a CVR received pursuant to the Arrangement, the cost to a Resident Holder of such CVR should be equal to the fair market value of the CVR as at the Effective Time.

If the “cost-recovery method”, discussed below, is not applicable or is not chosen by a Resident Holder, a Resident Holder who disposes of a CVR, including pursuant to the termination of the CVR when all the payment obligations under the CVR have been satisfied, should realize a capital gain (or capital loss) to the extent that such Resident Holder holds the CVR as capital property and the proceeds of disposition received by such Resident Holder, which should include, although not free from doubt, the payments received pursuant to the CVR, if any, exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base in its CVR immediately before the disposition and any reasonable costs of disposition. Where the “cost recovery method” is not applicable or is not chosen and no payment on the CVR is ever made, a Resident Holder who holds its CVR as capital property should be considered to have disposed of its CVR for no proceeds and should realize a capital loss equal to the adjusted cost base of such CVR.

Notwithstanding the above, if the “cost recovery method” does not apply, there is a risk that the CRA may characterize any amounts payable under the CVR as amounts received on account of income, instead of proceeds of disposition of the CVR or the Share, and accordingly such amount would be fully included in the Resident Holder’s income in the year of receipt.

The CRA’s administrative position, outlined in Interpretation Bulletin IT-426R, regarding the use of the “cost recovery method” of reporting capital gains or capital losses on the sale of shares subject to an earnout agreement may apply to the disposition of Shares by Resident Holders. If the conditions to benefit from the “cost recovery method” are met and the CRA accepts its application, a Resident Holder (i) should not be required to include the fair market value of the CVR as part of the proceeds of disposition of a Share and (ii) should reduce its adjusted cost base in the Share by the Cash Consideration received at Closing and any payment receivable under the CVR when it becomes determinable. Once any such amount on account of the sale price exceeds the adjusted cost base of the Share sold (as reduced by any previous such amounts) and any reasonable costs of disposition, such excess is considered to be a capital gain that is realized by the Resident Holder at the time that the amount becomes determinable. A capital loss may be recognized by a Resident Holder under the “cost recovery method” at Closing only to the extent the maximum amount payable to the Resident Holder for each Share (being the aggregate of the Cash Consideration and the maximum amount payable under the CVR) is less than the Resident Holder’s adjusted cost base of the Share sold at such time and any reasonable costs of disposition. A capital loss may also be recognized when the maximum that may be received under the CVR is irrevocably established to be less than the balance of the adjusted cost base of the Share at such time.

The use of the “cost recovery method” by a Resident Holder will only be accepted by the CRA if certain conditions specified in Interpretation Bulletin IT-426R are met, which include complying with certain compliance requirements. The availability of the “cost recovery method” to Resident Holders is not entirely free from doubt. The determination of whether the conditions are met will be the sole responsibility of the Resident Holder. Accordingly, Resident Holders are urged to consult their own tax advisors with respect to the application of the “cost recovery method” having regard to their particular circumstances.

The Canadian federal income tax consequences to a Resident Holder of the receipt, holding and disposition of a CVR, including the tax consequences of the receipt of payments pursuant to the CVR, where the “cost recovery method” is not applicable is not entirely free from doubt. Resident Holders should consult their own tax advisors to determine the tax consequences and corresponding reporting obligations in relation to the receipt, holding and disposition of a CVR having regard to their particular circumstances and, in particular, whether the receipt of a CVR and payments received under a CVR should be reported in an alternative manner to those described above.

Taxation of Capital Gains and Losses

A Resident Holder who, as described above, realizes a capital gain or a capital loss on the disposition of Shares will generally be required to include in its income for the taxation year of the disposition one-half of any such capital gain (“taxable capital gain”) and will be required to deduct one-half of any such capital loss (“allowable capital loss”) against taxable capital gains realized in the year in accordance with the detailed rules contained in the Tax Act. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and applied to reduce taxable capital gains in any of the three preceding taxation years or carried forward and applied to reduce taxable capital gains in any subsequent taxation year, subject to and in accordance with the detailed rules contained in the Tax Act.

If the Resident Holder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any Share may be reduced by the amount of certain dividends which have been received or are deemed to have been received on such Share by the Resident Holder, the partnership or the trust referred to above or on a share for which such Share is substituted or exchanged in accordance with detailed provisions of the Tax Act. Resident Holders to whom these rules may apply should consult their own tax advisors.

A Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) or that, at any time in the year, is a “substantive CCPC” (as defined in the Tax Act), may be liable to pay an additional tax on its “aggregate investment income” (as defined in the Tax Act), which includes amounts in respect of taxable capital gains. Such additional tax may be refundable in certain circumstances. Such Resident Holders should consult their own tax advisors in this regard.

The realization of a capital gain or capital loss by an individual (including certain trusts) may affect the individual’s liability for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights under the Arrangement (a “Dissenting Resident Holder”) will be deemed to have transferred its Shares to the Purchaser and will be entitled to receive the payment from the Purchaser of an amount equal to the fair value of its Shares. In general, a Dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that such payment (other than any portion thereof that is interest awarded by a court) exceeds (or is less than) the aggregate of the Dissenting Resident Holder’s adjusted cost base of its Shares and any reasonable costs of disposition. See the disclosure above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses” for a description of the tax treatment of capital gains and losses.

Any interest awarded by a court to a Dissenting Resident Holder is required to be included in the Dissenting Resident Holder’s income under the Tax Act. In addition, a Dissenting Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) or that, at any time in the year, is a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax in respect of such interest. Such additional tax may be refundable in certain circumstances. Such Resident Holders should consult their own tax advisors in this regard.

Eligibility for Investment

The CVRs will not be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered disability savings plan, a registered education savings plan, a tax-free savings account, or a first home savings account. As a result, such trusts holding CVRs or, in certain cases, the annuitant, holder or subscriber thereof may be subject to penalty taxes as a result of the trust holding CVRs. Other negative tax consequences may also result. Resident Holders should consult their own tax advisors for advice as to any actions to be taken to avoid such adverse tax consequences.

2.	Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the Shares in, or in the course of, a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or that is an “authorized foreign bank” as defined in the Tax Act. Such Non-Resident Holders should consult their own tax advisors.

Disposition of Shares

A Non-Resident Holder will realize a capital gain (or capital loss) on the disposition of the Shares in the same manner as a Resident Holder (see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada — Disposition of Shares” above).

Taxation of Capital Gains and Losses

A Non-Resident Holder should not be subject to tax under the Tax Act on any capital gain, or be entitled to deduct any capital loss, realized on the disposition of Shares or CVRs under the Arrangement unless the Shares or CVRs constitute “taxable Canadian property” and do not constitute “treaty-protected property” (each as defined in the Tax Act) of the Non-Resident Holder for purposes of the Tax Act at the time of disposition.

Generally, provided that the Shares are listed on a designated stock exchange as defined in the Tax Act (which currently includes the TSX and the Nasdaq) at the time of disposition, the Shares will not constitute “taxable Canadian property” to a Non-Resident Holder at that time unless at any particular time during the 60-month period immediately preceding the time of disposition, (1) one or any combination of (A) the Non-Resident Holder, (B) persons with whom the Non-Resident Holder did not deal at arm’s length, and (C) partnerships in which the Non-Resident Holder or a person described in (B) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of shares of the Corporation, and (2) more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of: (A) real or immovable properties situated in Canada, (B) “Canadian resource properties” (as defined in the Tax Act), (C) “timber resource properties” (as defined in the Tax Act), and (D) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Shares which are not otherwise taxable Canadian property could be deemed to be taxable Canadian property to the Non-Resident Holder. Non-Resident Holders whose Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

It is not anticipated that the Shares and the CVRs will constitute taxable Canadian property to Non-Resident Holders. However, even if the Shares are taxable Canadian property of a Non-Resident Holder at the time of the disposition, a capital gain realized upon the disposition of such Shares may be exempt from tax under an applicable income tax treaty or convention. Non-Resident Holders should consult their own tax advisors with respect to the availability of relief under the terms of any applicable income tax convention.

In the event that any capital gain realized by a Non-Resident Holder on the disposition of Shares that are taxable Canadian property of the Non-Resident Holder at the time of the disposition as part of the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty or convention, the tax consequences described above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada — Disposition of Shares” and “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada — Taxation of Capital Gains and Losses” will generally apply. However, the “cost recovery method” described above for Resident Holders would not be applicable to a Non-Resident Holder who disposes of Shares under the Arrangement. A Non-Resident Holder who disposes of taxable Canadian property that is not treaty-protected property may have to file a Canadian income tax return for the year in which the disposition occurs. Non-Resident Holders whose Shares are, or may be, taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their Shares constitute treaty-protected property and as to any related tax compliance requirements and procedures.

Based on the current provisions of the Tax Act and the administrative policies and assessing practices of the CRA, Purchaser intends to take the position that Canadian withholding tax under Part XIII of the Tax Act should not apply to either the receipt of a CVR or payments thereunder.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises Dissent Rights under the Arrangement (a “Dissenting Non-Resident Holder”) will realize a capital gain (or capital loss) in the same manner as a Dissenting Resident Holder (see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders”).

In general, a Dissenting Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or be entitled to deduct any capital loss, realized by such Dissenting Non-Resident Holder on the disposition of Shares unless the Shares are “taxable Canadian property” to the Dissenting Non-Resident Holder and do not constitute “treaty-protected property” of the Dissenting Non-Resident Holder (each as defined in the Tax Act). In general, the tax consequences as described above under “Holders Not Resident in Canada – Disposition of Shares – Taxation of Capital Gains and Losses” should apply to a Dissenting Non-Resident Holder.

The amount of any interest awarded by a court to a Dissenting Non-Resident Holder will not be subject to Canadian withholding tax provided that such interest is not “participating debt interest” (as defined in the Tax Act).

ITEM XVII.	CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain material U.S. federal income tax considerations for U.S. Shareholders with respect to the disposition of Shares pursuant to the Arrangement. This summary does not address the U.S. federal income tax considerations with respect to Shareholders who are not U.S. Shareholders. This summary also does not address the U.S. federal income tax consequences to beneficial owners of any rights to acquire Shares, or any rights to share in the appreciation of Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. In addition, it does not address U.S. estate and gift tax consequences or tax consequences under any state, local or non-U.S. tax laws.

This discussion is not a complete analysis or listing of all of the possible U.S. federal income tax consequences of the disposition of Shares and does not address all U.S. federal income tax considerations that may be relevant to particular U.S. Shareholders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, this summary addresses only U.S. Shareholders that hold Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), who have not at any time owned, nor were treated as owning, 10% or more of the total combined voting power of all classes of the Corporation’s stock entitled to vote or 10% or more of the total value of shares of all classes of the Corporation’s stock.

In addition, this discussion of U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Shareholders, such as financial institutions, regulated investment companies, dealers in securities, traders in securities who elect to mark-to-market their securities, tax-exempt entities, insurance companies, partnerships, persons holding Shares as part of a hedging, integrated or conversion transaction or as part of a “straddle,” U.S. expatriates, persons subject to the alternative minimum tax, persons who acquired their Shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, persons subject to the “applicable financial statements” rules of Section 451 of the Code and U.S. Shareholders whose “functional currency” is not the U.S. dollar.

As used herein, the term “U.S. Shareholder” means a beneficial owner of Shares that is for U.S. federal income tax purposes:

(a)	An individual citizen or resident of the United States;

(b)	a corporation (or any other entity treated as a corporation for U.S. federal income purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

(c)	an estate the income of which is subject to United States federal income taxation regardless of its source; or

(d)

a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons as described in Section 7701(a)(30) of the Code have authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. treasury regulations (the “Treasury Regulations”) to be treated as a U.S. person.

If a partnership or other flow-through entity holds Shares, the U.S. federal income tax treatment of a partner or owner of the entity will generally depend upon the status of the partner or owner and upon the activities of the partnership or flow-through entity. If you are a partner of a partnership or owner of another flow-through entity holding Shares, you should consult your tax advisor.

The following discussion is based upon the Code, the U.S. judicial decisions, administrative pronouncements, existing and proposed Treasury Regulations and the Canada – U.S. Income Tax Treaty, as of the date of this Circular. Any of the above is subject to change, possibly with retroactive effect, which could result in U.S. federal income tax consequences different from those discussed below. The Corporation has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions the Corporation has reached and described here or that any such challenge would not be sustained by a court.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any Shareholder and no opinion or representation with respect to the U.S. federal income tax consequences to any Shareholder is made. Shareholders are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state, local and applicable non-U.S. tax laws of the acquisition, ownership and disposition of Shares, including the discussion above under “Certain United States Federal Income Tax Considerations”.

1.	Disposition of Shares under the Arrangement

Subject to the discussion below under the heading “Passive Foreign Investment Company”, the receipt of cash and CVRs by a U.S. Shareholder in exchange for Shares pursuant to the Arrangement will be a taxable transaction.

The amount of gain or loss a U.S. Shareholder recognizes, and the timing and potential character of a portion of such gain or loss, depends in part on the U.S. federal income tax treatment of the CVRs. The U.S. federal income tax treatment of the CVRs is subject to significant uncertainty. Additionally, the so-called “installment method” of reporting gain attributable to the receipt of or payments on the CVRs will not be available because the Shares are traded on an established securities market. The receipt of the CVRs pursuant to the Arrangement is highly uncertain and, generally, may be treated as either a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes, each as discussed in more detail below.

There is no legal authority expressly addressing whether contingent payment rights with characteristics similar to the rights under the CVRs should be treated as received as part of either a closed transaction or an open transaction, and this determination is inherently factual in nature. Accordingly, U.S. Shareholders are urged to consult their tax advisors regarding this issue.

The receipt of the CVRs would generally be treated as an “open transaction” if the value of the CVRs cannot be “reasonably ascertained.” Treasury Regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable and, therefore, be subject to the open transaction method. Under Treasury Regulations addressing contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is reasonably ascertainable, a U.S. Shareholder should treat the transaction as a closed transaction and include the fair market value of the CVRs as additional consideration received in the Arrangement for purposes of determining gain or loss. It is also possible that the CVRs may be treated as debt instruments for U.S. federal income tax purposes. However, the Corporation believes such treatment is unlikely. Accordingly, the discussion below does not address the tax consequences of a debt instrument characterization but, instead, assumes that the CVRs are not treated as debt instruments for U.S. federal income tax purposes.

U.S. Shareholders are urged to consult their tax advisors regarding the proper characterization, method of tax accounting and tax reporting with respect to receipt of a CVR under the closed transaction method or open transaction method, as applicable in their respective case.

Treatment as an Open Transaction

If the receipt of a CVR pursuant to the Arrangement is treated as an open transaction for U.S. federal income tax purposes, then a U.S. Shareholder who sells or exchanges Shares pursuant to the Arrangement would generally, subject to the passive foreign investment company (“PFIC”) rules discussed below under “Passive Foreign Investment Company”, recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (1) the amount of cash received and (2) the U.S. Shareholder’s adjusted tax basis in Shares sold or exchanged.

If the receipt of a CVR pursuant to the Arrangement is treated as an open transaction for U.S. federal income tax purposes, the fair market value of the CVR will not be treated as additional consideration for the disposition for the Shares at the time the CVR is received, and the U.S. Shareholder will not have any tax basis in the CVR. Instead, the U.S. Shareholder will take payments under a CVR into account when made or deemed made in accordance with the U.S. Shareholder’s regular method of accounting for U.S. federal income tax purposes. Generally, a portion of such payments will be treated as imputed interest, as described in more detail below, and the balance of the payments as additional consideration recognized in exchange for Shares.

Although not free from doubt, and subject to the PFIC rules discussed below under “Passive Foreign Investment Company”, the cash consideration and the portion of payment on any CVR that is not treated as imputed interest is generally applied first against a U.S. Shareholder’s adjusted tax basis in Shares and any excess thereafter treated as capital gain. A U.S. Shareholder recognizes capital loss with respect to any Shares to the extent that the holder’s adjusted tax basis in such Shares exceeds the cash consideration plus the payment (other than imputed interest), if any, in respect of the CVR, and a U.S. Shareholder may not be able to recognize a loss until the resolution of all contingencies under the CVR. The deductibility of capital losses is subject to limitations. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Shareholders’ holding period in Shares exceeds one year. Gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) exchanged pursuant to the Arrangement.

Imputed Interest

If the Arrangement Agreement and CVR provide for payments to be made more than one year after the Effective Time, a portion of any such payments made more than 6 months after the Effective Time generally will be treated as imputed interest that is ordinary income to a U.S. Shareholder. The portion of any payment made with respect to a CVR treated as imputed interest will be determined at the time such payment is made and generally should equal the excess of (1) the amount of the payment in respect of the CVR over (2) the present value of such amount as of the Effective Time, calculated using the applicable federal rate as the discount rate. The applicable federal rate is published monthly by the IRS. The relevant applicable federal rate will be the lower of the lowest applicable federal rate in effect during the three-month period ending with the month that includes the date on which the Arrangement Agreement was signed, or the lowest applicable federal rate in effect during the three-month period ending with the month that includes the date of the consummation of the Arrangement. A U.S. Shareholder must include in its taxable income imputed interest using such holder’s regular method of accounting for U.S. federal income tax purposes. U.S. Shareholders are urged to consult their tax advisors regarding the application of the imputed interest rules to the receipt of payments made with respect to a CVR.

Treatment as a Closed Transaction

If the receipt of a CVR is part of a closed transaction for U.S. federal income tax purposes, then a U.S. Shareholder who sells or exchanges Shares pursuant to the Arrangement would generally, subject to the PFIC rules discussed below under “Passive Foreign Investment Company,” recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (1) the amount of cash received plus the fair market value (determined as of the Effective Time) of the CVRs received and (2) the U.S. Shareholder’s adjusted tax basis in Shares sold or exchanged. No express guidance under current U.S. federal income tax law is available regarding the proper method for determining the fair market value of the CVRs. Any capital gain or loss recognized will be long-term capital gain or loss if the U.S. Shareholder’s holding period for such Shares exceeds one year. The deductibility of capital losses is subject to limitations.

Gain or loss is generally determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) exchanged pursuant to the Arrangement. The character of any gain, income or loss recognized with respect to a payment on a CVR applying a closed transaction treatment is uncertain. Such payments may be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income, including in part as imputed interest, as described more fully below. If any payment received by a U.S. Shareholder in respect of a CVR (except to the extent any portion of such payment is required to be treated as imputed interest, as described below) is treated as an amount realized on the disposition of the applicable CVR by the U.S. Shareholder, the U.S. Shareholder should recognize gain equal to the difference between such payment (less any portion of such payment required to be treated as imputed interest, as described below) and the U.S. Shareholder’s adjusted tax basis in the applicable CVR and, if the CVR expires without the CVR Milestones being achieved, as described in the CVR Agreement, a loss equal to the U.S. holder’s adjusted tax basis in the applicable CVR. A U.S. Shareholder’s adjusted basis in a CVR generally will equal the CVR’s fair market value when the CVR was received pursuant to the Arrangement. The gain or loss will generally be long-term capital gain or loss if the U.S. Shareholder has held the applicable CVR for more than one year at the time of such payment or expiry. The deductibility of capital losses is subject to limitations.

Shareholders are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state, local, and applicable non-U.S. tax laws of the acquisition, ownership, and disposition of Shares.

2.	Passive Foreign Investment Company

In general, the Corporation will be a PFIC for United States federal income tax purposes with respect to a U.S. Shareholder if, for any taxable year in which the U.S. Shareholder held Shares, either: (i) at least 75% of the Corporation’s gross income for the taxable year was passive income; or (ii) at least 50% of the average quarterly value of the Corporation’s assets was attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income includes, among other things, dividends, interest, rents or royalties (other than certain rents or royalties derived from the active conduct of trade or business), annuities and gains from assets that produce passive income. It is possible that the Purchaser may make certain U.S. income tax elections with respect to the Arrangement that could give rise to significant gain on the Effective Date and such gain would generally be required to be taken into account for purposes of this gross income test.

If a non-U.S. corporation directly or indirectly owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Based on the nature of the Corporation’s income and the value and composition of the Corporation’s assets, the Corporation does not believe it was a PFIC during the taxable years ended November 30, 2020 through November 30, 2024 and does not believe it will be a PFIC for the period in 2025 ending on the Effective Date.

If the Corporation determines that it is a PFIC during any taxable year, it intends to make commercially reasonable efforts to provide sufficient information to allow Shareholders to make a Qualified Electing Fund (QEF) election.

If the Corporation is treated as a PFIC, a U.S. Shareholder that did not make a qualified electing fund election, if available, or a so-called mark-to-market election, would be subject to special rules with respect to any gain realized on the disposition of Shares under the Arrangement.

Under these rules, with respect to the disposition of Shares pursuant to the Arrangement:

•	any gain would be allocated ratably over the U.S. Shareholder’s holding period for the Shares;

•

the amount of gain allocated to the taxable year in which the gain is realized and to taxable years prior to the first year in which the Corporation was classified as a PFIC would be taxable as ordinary income; and

•

the amount of gain allocated to each other prior year would be subject to tax as ordinary income at the highest tax rate in effect for that tax year, and an interest charge would be imposed in respect of the tax attributable to each such year.

The PFIC tax consequences described above generally would not apply to a U.S. Shareholder that had timely made a qualified electing fund election under Section 1295 of the Code for the taxable year that is the first year in the U.S. Shareholder’s holding period of Shares during which the Corporation qualified as a PFIC, or to a U.S. Shareholder that had annually made a mark-to-market election if such stock is regularly traded on an established exchange with respect to such U.S. Shareholder’s Shares. The Corporation has not provided and does not intend to provide the information necessary for U.S. Shareholders to make qualified electing fund elections with respect to their Shares. No assurance can be given that the Shares are considered to be regularly traded for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. A U.S. Shareholder that has made a mark-to-market election is urged to consult its tax advisor regarding the U.S. federal income tax consequences of the Arrangement. If the Corporation was treated as a PFIC, a U.S. Shareholder generally would be required to file IRS Form 8621 disclosing certain information regarding its ownership of Shares, including information regarding distributions on the Shares and the amount of gain realized upon the disposition of Shares pursuant to the Arrangement. The application of the PFIC rules to the disposition of Shares is extremely complex. Each U.S. Shareholder is urged to consult its tax advisor regarding the potential application of the PFIC rules to the Arrangement.

3.	United States Backup Withholding and Information Reporting

A U.S. Shareholder will generally be subject to information reporting with respect to proceeds of the disposition of Shares under the Arrangement that are paid within the United States or through some U.S. related financial intermediaries to U.S. Shareholders, unless the U.S. Shareholder is a corporation or comes within certain other categories of exempt recipients. A U.S. Shareholder that is not an exempt recipient will generally be subject to backup withholding with respect to the proceeds from the disposition of the Shares unless the U.S. Shareholder timely provides a taxpayer identification number and complies with the other applicable requirements of the backup withholding rules. A U.S. Shareholder who fails to provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

4.	Consequences to Dissenting U.S. Shareholders

A U.S. Shareholder who validly exercises Dissent Rights under the Arrangement and is paid cash in exchange for all of its shares generally is expected to be subject to U.S. federal income tax consequences substantially similar to those described above for U.S. Shareholders. Each U.S. Shareholder considering the exercise of Dissent Rights is urged to consult its tax advisor regarding the tax consequences of exercising such rights in light of such U.S. Shareholder’s particular circumstances.

ITEM XVIII.	QUESTIONS AND FURTHER ASSISTANCE

If you have any questions regarding the information contained in this Circular or require assistance with voting or in completing your form of proxy or voting instruction form, please contact Laurel Hill Advisory Group, the Corporation’s shareholder communications advisor and proxy solicitation agent, by telephone at 1-877-452-7184 (toll-free in North America) or at 1-416-304-0211 (outside of North America), or by email at assistance@laurelhill.com. Questions on how to complete your Letter of Transmittal should be directed to Computershare Investor Services Inc. by telephone toll-free in North America at 1-800-564-6253 or outside of North America at 1-514-982-7555 or by email to corporateactions@computershare.com.

ITEM XIX.	APPROVAL BY THE BOARD OF DIRECTORS

The Board has approved in substance the contents of this Circular and the sending thereof to Shareholders.

Dated at Montreal, Québec, Canada, this 12th day of August, 2025.

By order of the Board of Directors,

(signed) Jocelyn Lafond

Jocelyn Lafond

General Counsel and Corporate Secretary

ITEM XX.	CONSENT OF BARCLAYS CAPITAL INC.

Please see attached.

745 Seventh Avenue New York, NY 10019 United States

August 12, 2025

CONSENT OF BARCLAYS CAPITAL INC.

We refer to our opinion letter dated July 2, 2025 (the “Barclays Fairness Opinion”), to the Board of Directors and the Special Committee of Theratechnologies Inc. (the “Company”), attached as Appendix G to the management proxy circular of the Company dated August 12, 2025 (the “Circular”), relating to the business combination transaction between the Company and CB Biotechnology, LLC, an affiliate of Future Pak, LLC.

In connection with the Arrangement (as defined in the Circular), we hereby consent to (i) the inclusion of the Barclays Fairness Opinion as Appendix G to the Circular, (ii) the filing of the Barclays Fairness Opinion with the securities regulatory authorities in the provinces of Canada and the U.S. Securities and Exchange Commission, and (iii) the references in the Circular to the Barclays Fairness Opinion and our firm name, under the letter addressed to the shareholders of the Company, and under the headings “Item II — Cautionary Statements”, “Item VI — Summary”, “Item VIII — The Arrangement” and “Item XX — Consent of Barclays Capital Inc.”.

The Barclays Fairness Opinion was provided for the benefit and use of the Board of Directors and the Special Committee of the Company in connection with and for purposes of their consideration of the Arrangement.

Very truly yours,

BARCLAYS CAPITAL INC.

ITEM XXI.  CONSENT OF RAYMOND JAMES LTD.

TO: The Board of Directors (the “Board”) and the Special Committee of the Board of Theratechnologies Inc. (the “Corporation”)

We refer to the fairness opinion dated July 2, 2025 (the “Raymond James Fairness Opinion”), which we prepared solely for the benefit of and use by the Board and the Special Committee of the Board, as described in the Corporation’s management proxy circular of the Corporation dated August 12, 2025 (the “Circular”) relating to the special meeting of shareholders of the Corporation to approve an arrangement under the Business Corporations Act (Québec) involving the Corporation and CB Biotechnology, LLC (the “Purchaser”), an affiliate of Future Pak, LLC.

We consent to the inclusion of the full text of the Raymond James Fairness Opinion as Appendix H to the Circular, a summary thereof and references thereto and to our firm name in the Circular, and to the filing of the Raymond James Fairness Opinion in the Circular with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. In providing our consent, we do not intend that any person, other than the Board and the Special Committee of the Board, shall be entitled to rely upon our opinion. The Raymond James Fairness Opinion was given as of July 2, 2025 and remains subject to the assumptions, qualifications, limitations and other matters contained therein.

August 12, 2025.

APPENDIX A

GLOSSARY OF TERMS

Unless the context otherwise requires or where otherwise provided, the following words and terms will have the meanings set forth below when read in this Circular. These terms are not always used herein and may not conform to the defined terms used in appendices to this Circular.

“1% Exemption” has the meaning ascribed to it under “Certain Legal and Regulatory Matters – Securities Law Matters – Multilateral Instrument 61-101”.

“2025 LTIP” means the 2025 long term incentive plan adopted by the Corporation on April 14, 2025, providing for the grant of cash-based incentive awards.

“Acquisition Proposal” has the meaning ascribed to it under “The Arrangement Agreement – Non-Solicitation Obligations”.

“allowable capital loss” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses”.

“Arrangement” means an arrangement under Chapter XVI – Division II of the QBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated July 2, 2025, between the Purchaser, Future Pak and the Corporation (including the Schedules hereto) as it may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form of Appendix C to this Circular.

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement required by the QBCA to be sent to the Enterprise Registrar at the time contemplated in Section 2.8 of the Arrangement Agreement, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

“Authorization” means, with respect to any Person, any Order, permit, approval, certificate, clearance, certification, accreditation, consent, waiver, registration, license, grant, exemptions, mark, notification, Order or similar authorization of, or agreement with, any Governmental Entity that is binding upon or applicable to such Person, or its business, assets or securities.

“Barclays” means Barclays Capital Inc.

“Barclays Fairness Opinion” means the opinion of Barclays Capital Inc. to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders, a copy of which is attached as Appendix G to this Circular.

“Beneficial Shareholders” has the meaning ascribed to it under “Information concerning the Meeting – Availability of Proxy Materials”.

“Bidder B” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“Bidder C” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“Board” means the board of directors of the Corporation as constituted from time to time.

- A1 -

“Broadridge” means Broadridge Financial Solutions Inc.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montreal, Québec and Detroit, Michigan.

“Cash Consideration” means $3.01 in cash per Share.

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Enterprise Registrar in accordance with the QBCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning ascribed to it under “The Arrangement Agreement – Termination”.

“Circular” has the meaning ascribed to it under “Management Proxy Circular”.

“Closing” means the closing of the transactions contemplated by the Arrangement Agreement.

“Code” means the United States Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder.

“Collateral Benefit Shareholders” has the meaning ascribed to it under “Certain Legal and Regulatory Matters – Securities Law Matters – Multilateral Instrument 61-101”.

“Computershare” means Computershare Investor Services Inc.

“Consideration” means the Cash Consideration and one (1) CVR to be received by the Shareholders pursuant to the Plan of Arrangement.

“Contract” has the meaning given under the Arrangement Agreement.

“Corporation” means Theratechnologies Inc.

“Corporation Assets” has the meaning ascribed to “Company Assets” under the Arrangement Agreement.

“Corporation Disclosure Letter” means the disclosure letter dated the date of the Arrangement Agreement and all schedules, exhibits and appendices thereto, and delivered by the Corporation to the Purchaser with the execution of the Arrangement Agreement.

“Corporation Financial Model” has the meaning ascribed to it in “The Arrangement – Raymond James Fairness Opinion”.

“Court” means the Superior Court of Québec.

“Covered Employees” means the employees of the Corporation as of immediately prior to the Effective Time.

“CRA” means the Canada Revenue Agency.

“CVR” means a right to receive additional cash payments pursuant to, and as governed by, the terms and conditions set forth in the Plan of Arrangement and the CVR Agreement.

“CVR Agreement” means the contingent value rights agreement entered into between the Purchaser, Future Pak and the Rights Agent, setting out the terms and conditions of the CVRs.

“CVR Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“CVR Milestones” means the First EGRIFTA Milestone (as such term is defined under the CVR Agreement), the Second EGRIFTA Milestone (as such term is defined under the CVR Agreement), and/or (as context requires) the EGRIFTA Annual Percentage Milestones (as such term is defined under the CVR Agreement).

- A2 -

“CVR Register” means the register to be kept by the Rights Agent for the purpose of registering the CVRs.

“CY” means calendar year.

“DCF Analysis” has the meaning ascribed to it under “The Arrangement – Barclays Fairness Opinion”.

“DCF Approach” has the meaning ascribed to it under “The Arrangement – Raymond James Fairness Opinion”.

“Debt Commitment Letter” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“Debt Financing” has the meaning ascribed to it under “The Arrangement – Sources of Funds”.

“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement, or such other Person as the Corporation may appoint to act as depositary for the Arrangement, with the approval of the Purchaser, acting reasonably.

“Dissent Notice” has the meaning ascribed to it under “Dissenting Shareholders Rights”.

“Dissent Rights” has the meaning ascribed to it under “Dissenting Shareholders Rights”.

“Dissenting Resident Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders”.

“Dissenting Non-Resident Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”.

“Dissenting Shareholder” means a “Dissenting Holder” under the Plan of Arrangement.

“Dissent Shares” means the Shares held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised.

“DRS Advice(s)” means the Direct Registration System (DRS) advice.

“DSU” means a deferred share unit of the Corporation granted to eligible participants under the DSU Plan.

“DSU Plan” means the deferred share unit plan adopted by the Corporation on December 14, 2010, as amended on February 7, 2012 and May 16, 2017.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning specified in the Plan of Arrangement.

“Employee” has the meaning given under the Arrangement Agreement.

“Employee Plan” has the meaning given under the Arrangement Agreement.

“Enterprise Registrar” means the enterprise registrar (Registraire des entreprises) appointed by the Minister of Employment and Social Solidarity (Québec).

“ESR Letter of Transmittal” means the letter of transmittal sent to the Exchangeable Subscription Receipt Holder for use in connection with the Arrangement.

“EV” means Enterprise Value.

- A3 -

“Exchangeable Subscription Receipt” means the pre-funded exchangeable subscription receipts of the Corporation exchangeable into Shares on a one-for-one basis, issued pursuant to an exchangeable subscription receipt agreement dated October 31, 2023 between the Corporation and the Exchangeable Subscription Receipt Holder.

“Exchangeable Subscription Receipt Cash Consideration” means the cash consideration to be received for each Exchangeable Subscription Receipt pursuant to this Plan of Arrangement, being an amount equal to the Cash Consideration.

“Exchangeable Subscription Receipt Consideration” means the consideration to be received for each Exchangeable Subscription Receipt pursuant to this Plan of Arrangement, being equal to the Consideration.

“Exchangeable Subscription Receipt Holder” means Investissement Québec.

“Exercise Price” means the denominated exercise price of an Option.

“Fairness Opinions” means, collectively, the Barclays Fairness Opinion and the Raymond James Fairness Opinion.

“Fasken” means Fasken Martineau DuMoulin LLP.

“Fifth Future Pak Proposal” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“Final Bidder B Offer” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“Final Order” means the final order of the Court in a form acceptable to the Corporation and the Purchaser, each acting reasonably, approving the Arrangement under Chapter XVI – Division II of the QBCA, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both the Corporation and the Purchaser, each acting reasonably).

“First Future Pak Proposal” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“First Targeted Market Check” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“free” has the meaning ascribed to it under “The Arrangement – Raymond James Fairness Opinion”.

“Future Pak” means Future Pak, LLC.

“Future Pak Press Release” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality (including, without limitation, the FDA, the United States Drug Enforcement Administration or any other foreign, federal, state, provincial, court or local government or regulatory authorities including self-regulatory organizations engaged in the regulation of clinical trials, pharmaceuticals, biologics or biohazardous substances or materials), (b) any subdivision, agent or authority of any of the foregoing, (c) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and (d) any Securities Authority.

“Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations”.

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards.

“Implied NPV Consideration” has the meaning ascribed to it under “The Arrangement – Barclays Fairness Opinion”.

“Incentive Plans” means, collectively, the Omnibus Plan, the Share Option Plan, the SAR Plan, the DSU Plan and the 2025 LTIP.

- A4 -

“Incentive Securities” means, collectively, the Options, the SARs and the DSUs.

“Indebtedness” has the meaning given under the Arrangement Agreement.

“Information provided to Raymond James” has the meaning ascribed to it under “The Arrangement – Raymond James Fairness Opinion”.

“Intellectual Property” has the meaning given under the Arrangement Agreement.

“Interested Parties” has the meaning ascribed to it under “The Arrangement – Raymond James Fairness Opinion”.

“Interim Order” means the interim order of the Court pursuant to the QBCA, in a form acceptable to the Corporation and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification supplement or variation is acceptable to both the Corporation and the Purchaser, each acting reasonably).

“Intermediary” has the meaning ascribed to it under “Information concerning the Meeting – How to Vote at the Meeting”.

“Investor Rights Agreement” means the investor rights agreement dated October 31, 2023 between the Corporation and the Exchangeable Subscription Receipt Holder.

“IRS” has the meaning ascribed to it under “Certain United States Federal Income Tax Considerations”.

“Law” means, with respect to any Person, any and all applicable national, federal, provincial, territorial, state, municipal or local law (statutory, common or civil), constitution, treaty, convention, ordinance, act, statute, code, rule, regulation, Order, injunction, judgment, award, decree, ruling, writ, or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and, to the extent that they have the force of law or are binding on the Person to which they purport to apply, published policies, guidelines, bulletins and enforcement advisories, standards, notices and protocols of any Governmental Entity, as amended.

“Letter of Transmittal” means the letter of transmittal sent to Registered Shareholders for use in connection with the Arrangement.

“Lenders” has the meaning ascribed to it under “The Arrangement – Sources of Funds”.

“Liens” means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Marathon” has the meaning ascribed to it under “Information Concerning the Corporation – Previous Distributions”.

“Market Check Refresh” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“Matching Period” has the meaning ascribed to it under “The Arrangement Agreement – Right to Match”.

“Material Adverse Effect” has the meaning given under the Arrangement Agreement.

“Material Authorization” means any Authorization to which the Corporation or any of its Subsidiaries is a party or by which it is bound that is material to the Corporation and its Subsidiaries, taken as a whole.

“Maximum Milestone Payments Amount” means the aggregate amount of the Milestone Payments, and assuming the maximum amount of Milestone Payments are made under the CVR Agreement, divided by the aggregate number of CVRs to be issued pursuant to this Plan of Arrangement.

- A5 -

“Meeting” has the meaning ascribed to it under “Information concerning the Meeting”.

“Milestone Payments” means, collectively, the First EGRIFTA Milestone Payment (as defined under the Arrangement Agreement), the Second EGRIFTA Milestone Payment (as defined under the Arrangement Agreement), or the EGRIFTA Annual Percentage Milestone Payments (as defined under the Arrangement Agreement) and “Milestone Payment” refers to any such payment; provided, that in no event will the aggregate amount of all Milestone Payments exceed $65,000,000, as further described and defined in the CVR Agreement.

“Multilateral Instrument 61-101” means Multilateral Instrument 61 101 – Protection of Minority Security Holders in Special Transactions.

“Nasdaq” means the Nasdaq Capital Market.

“NDA” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“NOBO” has the meaning ascribed to it under “Information concerning the Meeting – How to Vote at the Meeting”.

“Non-Registered Shareholders” has the meaning ascribed to it under “Information concerning the Meeting – How to Vote at the Meeting”.

“Non-Resident Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

“Norton Rose” means Norton Rose Fulbright Canada LLP.

“Notice of Application” has the meaning ascribed to it in under “Dissenting Shareholders Rights”.

“Notice of Confirmation” has the meaning ascribed to it in under “Dissenting Shareholders Rights”.

“Notice of Contestation” has the meaning ascribed to it in under “Dissenting Shareholders Rights”.

“Option” means an option to purchase Shares issued pursuant to the Share Option Plan.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, decisions, rulings, determinations, awards, decrees, writs, stipulations or similar actions taken or entered by or with, or applied by, any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Ordinary Course” means, with respect to an action taken by a Party or any of its Subsidiaries, that such action is consistent with the past practices of such Party or such Subsidiary and is taken in the ordinary course of the operations of the business of such Party or such Subsidiary.

“Outside Date” means December 2, 2025 (as such date may be extended pursuant to the Arrangement Agreement) or such later date as may be agreed to in writing by the Parties.

“Parties” means the Corporation and the Purchaser and “Party” means either of them.

“Paying Agent” has the meaning ascribed to it under “Arrangement Mechanics”.

“Paying Agency Agreement” has the meaning ascribed to it under “Arrangement Mechanics”.

“Permitted Liens” has the meaning given under the Arrangement Agreement.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

- A6 -

“PFIC” has the meaning ascribed to it under “Certain United States Federal Income Tax Considerations – Disposition of Shares under the Arrangement – Treatment as an Open Transaction”.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Appendix B to this Circular, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning ascribed to it under “The Arrangement Agreement – Pre-Acquisition Reorganization”.

“Precedent Premiums” has the meaning ascribed to it under “The Arrangement – Raymond James Fairness Opinion”.

“Precedent Transaction Approach” has the meaning ascribed to it under “The Arrangement – Raymond James Fairness Opinion”.

“Premiums Paid Analysis” has the meaning ascribed to it under “The Arrangement – Raymond James Fairness Opinion”.

“Proposed Amendments” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations”.

“Public Company Trading with Premium Approach” has the meaning ascribed to it under “The Arrangement – Raymond James Fairness Opinion”.

“Public Offering Warrant” has the meaning ascribed to it under “Information Concerning the Corporation – Previous Distributions”.

“Purchaser” means CB Biotechnology, LLC.

“QBCA” means, collectively, the Business Corporations Act (Québec) and the regulations made thereunder.

“Raymond James” means Raymond James Ltd.

“Raymond James Engagement Letter” has the meaning ascribed to it under “The Arrangement – Raymond James Fairness Opinion”.

“Raymond James Fairness Opinion” means the opinion of Raymond James Ltd. to the effect that, as of July 2, 2025, and based upon and subject to the various assumptions made, matters considered and the scope of review, limitations and qualifications, all as set forth therein, and such other factors that Raymond James Ltd. considered relevant, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders, a copy of which is attached as Appendix H to this Circular.

“Record Date” means the close of business on August 13, 2025.

“Registered Shareholders” has the meaning ascribed to it under “Information concerning the Meeting – How to Vote at the Meeting”.

“Regulatory Approvals” means any Authorization, permit, exemption, review, Order, decision or approval of, or any registration and filing with, any Governmental Entity (other than as a party to any Government Contract or as the ultimate customer of any Government Contract), or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required to be obtained in connection with the transactions contemplated by the Arrangement Agreement.

“Representative” means, with respect to any Person, any officer, director, employee, contractor, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries.

“Repurchase Notice” has the meaning ascribed to it in under “Dissenting Shareholders Rights”.

- A7 -

“Required Shareholder Approval” has the meaning ascribed to it under “The Arrangement – Required Shareholder Approval”.

“Resident Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“Reverse Termination Fee” has the meaning ascribed to it under “The Arrangement Agreement – Termination Fee and Reverse Termination Fee”.

“Reverse Termination Fee Event” has the meaning ascribed to it under “The Arrangement Agreement – Termination Fee and Reverse Termination Fee”.

“Rights Agent” means Computershare Trust Company of Canada as the Rights Agent under the CVR Agreement.

“Sale Process” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“SAR” means a share appreciation right of the Corporation granted to eligible participants under the SAR Plan.

“SAR Plan” means the share appreciation rights plan of the Corporation dated October 4, 2018.

“SEC” means the United States Securities and Exchange Commission.

“Second Future Pak Proposal” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“Second Targeted Market Check” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“Securities Authority” means the applicable securities commissions or securities regulatory authorities of the provinces and territories of Canada.

“Securities Laws” means the Securities Act (Québec) and any other applicable securities Laws, in each case together with all rules and regulations and published policies thereunder and the rules and published policies of the TSX.

“Selected Comparable Companies” has the meaning ascribed to it under “The Arrangement – Barclays Fairness Opinion”.

“Selected Comparable Company Analysis” has the meaning ascribed to it under “The Arrangement – Barclays Fairness Opinion”.

“Selected Publicly-Traded Peers” has the meaning ascribed to it under “The Arrangement – Raymond James Fairness Opinion”.

“Senior Management” has the meaning given under the Arrangement Agreement.

“Shareholders” means the registered or beneficial holders of the Shares, as the context requires.

“Shareholder Rights Plan” means the Corporation’s shareholder rights plan dated April 6, 2022.

“Shares” means the common shares of the Corporation.

“Share Option Plan” means the Corporation’s share option plan, as last amended as of May 9, 2023.

“Significant Shareholder” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“Sixth Future Pak Proposal” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“Soleus” means Soleus Capital Master Fund, L.P.

- A8 -

“Special Committee” means the special committee consisting of independent members of the Board formed in connection with the Corporation’s Strategic Review Process.

“SpinCo” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“Strategic Review” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“Subject Securities” has the meaning ascribed to it under “The Arrangement – Support and Voting Agreements”.

“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to “control” another Person if: (i) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation; (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

“Superior Proposal” means an unsolicited Acquisition Proposal to acquire not less than all of the outstanding Shares, other than Shares owned by the Person or Persons making the Acquisition Proposal, or all or substantially all of the Corporation Assets on a consolidated basis that:

(a)	complies with applicable Securities Laws and did not result from a breach of Article 5 of the Arrangement Agreement in any material respect;

(b)

the Board determines in good faith, after consultation with its financial advisors and outside legal counsel and upon recommendation of the Special Committee, is reasonably capable of being completed, taking into account, all financial, legal, regulatory and other aspects of such proposal;

(c)	is not subject to any financing condition;

(d)	is not subject to any due diligence or access condition; and

(e)

the Board (or any relevant committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, would, if consummated in accordance with its terms, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2) of the Arrangement Agreement).

“Superior Proposal Notice” has the meaning ascribed to it under “The Arrangement Agreement – Right to Match”.

“Support and Voting Agreements” has the meaning ascribed to it under “The Arrangement – Support and Voting Agreements”.

“Supporting Shareholders” has the meaning ascribed to it under “Summary – Reasons for the Arrangement”.

“Targeted Market Checks” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“taxable capital gain” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses”.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

“Taxes” has the meaning given under the Arrangement Agreement.

“Termination Fee” has the meaning ascribed to it under “The Arrangement Agreement – Termination Fee and Reverse Termination Fee”.

- A9 -

“Termination Fee Event” has the meaning ascribed to it under “The Arrangement Agreement – Termination Fee and Reverse Termination Fee”.

“Third Party Proxyholder” has the meaning ascribed to it under “Information concerning the Meeting—How to Vote at the Meeting”.

“Transaction Premium Analysis” has the meaning ascribed to it under “The Arrangement – Barclays Fairness Opinion”.

“Transfer” has the meaning ascribed to it under “The Arrangement — Support and Voting Agreements”.

“Treasury Regulations” has the meaning ascribed to it under “Certain United States Federal Income Tax Considerations”.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the Securities Exchange Act of 1934 (U.S.A.) and the regulations thereunder, as amended from time to time.

“U.S. Shareholder” has the meaning ascribed to it under “Certain United States Federal Income Tax Considerations”.

“Underwater Option” means an Option outstanding immediately prior to the Effective Time with an Exercise Price per Share that is greater than or equal to the Cash Consideration and less than the Cash Consideration plus the Maximum Milestone Payments Amount.

“Underwater SAR” means a SAR outstanding immediately prior to the Effective Time with an Exercise Price per Share that is greater than or equal to the Cash Consideration and less than the Cash Consideration plus the Maximum Milestone Payments Amount.

“WACC” has the meaning ascribed to it under “The Arrangement – Raymond James Fairness Opinion”.

“Warrants” means the 5,000,000 share purchase warrants of the Corporation expiring February 27, 2030, exercisable into an aggregate of 1,250,000 Shares, at an exercise price of $2.30 per Share.

- A10 -

APPENDIX B

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER CHAPTER XVI – DIVISION II

OF THE BUSINESS CORPORATIONS ACT (QUÉBEC)

ARTICLE 1

INTERPRETATION

Section 1.1  Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“2025 LTIP” means the 2025 long term incentive plan adopted by the Company on April 14, 2025, providing for the grant of cash-based incentive awards.

“Arrangement” means the arrangement under Chapter XVI – Division II of the QBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of July 2, 2025 among the Purchaser, the Parent and the Company (including the schedules thereto).

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the QBCA to be sent to the Enterprise Registrar after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montreal, Québec and Detroit, Michigan.

“Cash Consideration” means $3.01 in cash per Share.

“Certificate of Arrangement” means the certificate giving effect to the Arrangement to be issued by the Enterprise Registrar in accordance with the QBCA in respect of the Articles of Arrangement.

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to each Shareholder and other Persons as required by the Interim Order and Law in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of the Arrangement Agreement.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Company” means Theratechnologies Inc., a corporation existing under the Laws of the Province of Québec.

“Consideration” means the consideration to be received for each Share pursuant to this Plan of Arrangement, consisting of the Cash Consideration and one (1) CVR.

“Contingent Value Rights Agreement” means the contingent value rights agreement entered into between the Purchaser, the Parent and Computershare Trust Company of Canada, as rights agent, setting out the terms and conditions of the CVRs.

- B1 -

“Court” means the Superior Court of Québec.

“CVR” means a right to receive additional cash payments issued by the Purchaser in accordance with the terms of this Plan of Arrangement and the Contingent Value Rights Agreement and governed by the Contingent Value Rights Agreement.

“Depositary” means Computershare Trust Company of Canada or such other Person as the Company may appoint to act as depositary for the Arrangement, with the approval of the Purchaser, acting reasonably.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered Shareholder as of the record date of the Meeting who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder.

“DRS Advice” has the meaning specified in Section 4.1(2).

“DSU” means a deferred share unit of the Company granted to eligible participants under the DSU Plan.

“DSU Plan” means the deferred share unit plan of the Company dated December 14, 2010, as amended on February 7, 2012 and May 16, 2017.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as specified in writing by the Purchaser to the Company.

“Enterprise Registrar” means the enterprise registrar (Registraire des entreprises) appointed by the Minister of Employment and Social Solidarity (Québec).

“Excise Tax” has the meaning specified in Section 4.1(7).

“Exchangeable Receipt Cash Consideration” means the cash consideration to be received for each Exchangeable Subscription Receipt pursuant to this Plan of Arrangement, being an amount equal to the Cash Consideration.

“Exchangeable Subscription Receipts” means the pre-funded exchangeable subscription receipts of the Company exchangeable into Shares on a one-for-one basis, issued pursuant to an exchangeable subscription receipt agreement dated October 31, 2023 between the Company and Investissement Québec.

“Exchanges” means the Toronto Stock Exchange and the Nasdaq Capital Market.

“Exercise Price” means in respect of each Option or SAR that (a) has an exercise price denominated in U.S. dollars, such U.S. dollars denominated exercise price; or (b) has an exercise price denominated in Canadian dollars, the U.S. Equivalent of such Canadian dollar denominated exercise price, and with respect of each Warrant, the exercise price therefor denominated in U.S. dollars.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement under the QBCA, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably).

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality, (including, without limitation, the United States Food and Drug Administration, the United States Drug Enforcement Administration or any other foreign, federal, state, provincial, court or local government or regulatory authorities including self-regulatory organizations engaged in the regulation of clinical trials,

- B2 -

pharmaceuticals, biologics or biohazardous substances or materials), (b) any subdivision, agent or authority of any of the foregoing, (c) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and (d) any Securities Authority.

“Incentive Plans” means, collectively, the Omnibus Plan, the Share Option Plan, the SAR Plan, the DSU Plan and the 2025 LTIP.

“Incentive Securities” means, collectively, the Options, the SARs and the DSUs.

“Interim Order” means the interim order pursuant to the QBCA issued by the Court, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably).

“Investor Rights Agreement” means the investor rights agreement dated October 31, 2023 between the Company and Investissement Québec.

“Law” means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, common or civil), constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgment, award, decree or ruling, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law or are binding on the Person to which they purport to apply, published policies, guidelines, bulletins and enforcement advisories, standards, notices and protocols of any Governmental Entity.

“Letter of Transmittal” means the letter of transmittal sent to the Shareholders and the holder of Exchangeable Subscription Receipts for use in connection with the Arrangement.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Maximum Milestone Payments Amount” means the aggregate amount of the Milestone Payments, and assuming the maximum amount of Milestone Payments are made under the Contingent Value Rights Agreement, divided by the aggregate number of CVRs to be issued pursuant to this Plan of Arrangement.

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser, acting reasonably.

“Milestone Payments” means, collectively, the First EGRIFTA Milestone Payment, the Second EGRIFTA Milestone Payment, or the EGRIFTA Annual Percentage Milestone Payments and “Milestone Payment” refers to any such payment; provided, that in no event will the aggregate amount of all Milestone Payments exceed $65,000,000, as further described and defined in the Contingent Value Rights Agreement.

“Omnibus Plan” means the omnibus incentive plan of the Company effective May 29, 2025.

“Options” means all outstanding options to purchase Shares issued pursuant to the Share Option Plan.

“Parent” means Future Pak, LLC, a Michigan limited liability company, and, in accordance with Section 8.12 of the Arrangement Agreement, any of its successors or permitted assigns.

“Parties” means the Company, the Parent and the Purchaser and “Party” means either of them, as the context requires.

- B3 -

“Payments” has the meaning specified in Section 4.1(7).

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Chapter XVI – Division II of the QBCA, and any amendments or variations to this plan of arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company, the Parent and the Purchaser, each acting reasonably.

“Purchaser” means CB Biotechnology, LLC, a Delaware limited liability company, and, in accordance with Section 8.12 of the Arrangement Agreement, any of its successors or permitted assigns.

“QBCA” means the Business Corporations Act (Québec).

“SAR” means a share appreciation right of the Company granted to eligible participants under the SAR Plan.

“SAR Plan” means the share appreciation rights plan of the Company dated October 4, 2018.

“SEC” means the United States Securities and Exchange Commission.

“Securities Authorities” means the applicable securities commissions or securities regulatory authorities of the provinces of Canada, the SEC and the Exchanges.

“Share Option Plan” means the share option plan of the Company, as last amended as of May 9, 2023.

“Shareholder Rights Plan” means the Company’s shareholder rights plan dated April 6, 2022.

“Shareholders” means the registered or beneficial holders of the Shares, as the context requires.

“Shares” means the common shares in the capital of the Company.

“Tax Act” means the Income Tax Act (Canada).

“U.S. Equivalent” means, in respect of each Option or SAR that has an exercise price denominated in Canadian dollars, the amount of such exercise price expressed in U.S. dollars calculated on the basis of the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the Business Day immediately preceding the Effective Date.

“Underwater Option” has the meaning set forth in Section 2.3(4).

“Underwater SAR” has the meaning set forth in Section 2.3(6).

“Warrants” means the 5,000,000 share purchase warrants of the Company expiring February 27, 2030, exercisable into an aggregate of 1,250,000 Shares, at an exercise price of $2.30 per Share.

Section 1.2  Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to U.S. dollars, unless specified otherwise.

- B4 -

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases and References, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article” and “Section”, followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms “Plan of Arrangement”, “hereof”, “herein” and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

(5)

Statutory References. Except as otherwise provided in this Plan of Arrangement, (a) any reference in this Plan of Arrangement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, re-enacted or replaced.

(6)

Agreement References. Any reference in this Plan of Arrangement to the Arrangement Agreement or any other agreement or document includes, and is a reference to, the Arrangement Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated or replaced and includes all schedules, annexes appendices and other attachments to it.

(7)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(8)

Date for Any Action. If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan of Arrangement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

(9)	Time References. References to time are to local time, Montreal, Québec.

ARTICLE 2

THE ARRANGEMENT

Section 2.1  Arrangement Agreement

This Plan of Arrangement constitutes an arrangement under Chapter XVI – Division II of the QBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

Section 2.2  Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all Shareholders (including Dissenting Holders), the holder of Exchangeable Subscription Receipts, all holders of Warrants, all holders of Incentive Securities, the registrar and transfer agent of the Company, the Depositary, the parties to the Contingent Value Rights Agreement and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

Section 2.3  Arrangement

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, starting at the Effective Time and effective as at two (2) minutes intervals (in each case, unless otherwise specified):

(1)

notwithstanding the terms of the Shareholder Rights Plan, the Shareholder Rights Plan shall be terminated, and all rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof;

- B5 -

(2)	notwithstanding the terms of the Investor Rights Agreement, the Investor Rights Agreement shall be terminated;

(3)

each Option outstanding immediately prior to the Effective Time with an Exercise Price per Share that is less than the Cash Consideration that has not yet vested in accordance with its terms shall be accelerated so that such Option becomes exercisable, notwithstanding the terms of the Share Option Plan or any award or similar agreement pursuant to which such Option was granted or awarded, immediately following which each such Option that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Company, free and clear of all Liens, in exchange for an amount in cash from the Company equal to the Cash Consideration less the applicable Exercise Price in respect of such Option, less any applicable withholdings pursuant to Section 4.3, and one (1) CVR issued by the Purchaser on behalf of the Company, less any applicable withholdings pursuant to Section 4.3, and such Option shall immediately be cancelled and all of the Company’s obligations with respect to such Option shall be deemed to be fully satisfied;

(4)

each Option outstanding immediately prior to the Effective Time with an Exercise Price per Share that is greater than or equal to the Cash Consideration and less than the Cash Consideration plus the Maximum Milestone Payments Amount (an “Underwater Option”) that has not yet vested in accordance with its terms shall be accelerated so that such Option becomes exercisable, notwithstanding the terms of the Share Option Plan or any award or similar agreement pursuant to which such Option was granted or awarded, immediately following which each such Option that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Company, free and clear of all Liens, in exchange for one (1) CVR issued by the Purchaser on behalf of the Company, less any applicable withholdings pursuant to Section 4.3, and such Option shall immediately be cancelled and all of the Company’s obligations with respect to such Option shall be deemed to be fully satisfied; provided that each CVR issued to a holder in respect of an Underwater Option shall only entitle such holder to a maximum amount in cash equal to the amount by which the Cash Consideration plus the Maximum Milestone Payments Amount exceeds the Exercise Price per Share of such Underwater Option, if payable and as otherwise determined in accordance with the Contingent Value Rights Agreement. For greater certainty, where the Exercise Price of any Option is greater than or equal to the Cash Consideration plus the Maximum Milestone Payments Amount, neither the Company nor the Purchaser shall be obligated to pay the holder of such Option the Consideration or any other amount in respect of such Option, and the Option shall be immediately cancelled;

(5)

each SAR outstanding immediately prior to the Effective Time with an Exercise Price per Share that is less than the Cash Consideration that has not yet vested in accordance with its terms shall be accelerated so that such SAR becomes exercisable, notwithstanding the terms of the SAR Plan or any award or similar agreement pursuant to which any SARs were granted or awarded, immediately following which each such SAR that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Company, free and clear of all Liens, in exchange for an amount in cash from the Company equal to the Cash Consideration less the applicable Exercise Price in respect of such SAR, less any applicable withholdings pursuant to Section 4.3, and one (1) CVR issued by the Purchaser on behalf of the Company, less any applicable withholdings pursuant to Section 4.3, and such SAR shall immediately be cancelled and all of the Company’s obligations with respect to such SAR shall be deemed to be fully satisfied;

(6)

each SAR outstanding immediately prior to the Effective Time with an Exercise Price per Share that is greater than or equal to the Cash Consideration and less than the Cash Consideration plus the Maximum Milestone Payments Amount (an “Underwater SAR”) that has not yet vested in accordance with its terms shall be accelerated so that such SAR becomes exercisable, notwithstanding the terms of the SAR Plan or any award or similar agreement pursuant to which such SAR was granted or awarded, immediately following which each such SAR that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Company, free and clear of all Liens, in exchange for one (1) CVR issued by the Purchaser on behalf of the Company, less any applicable withholdings pursuant to Section 4.3, and such SAR shall immediately be cancelled and all of the Company’s obligations with respect to such SAR shall be deemed to be fully satisfied; provided that each CVR issued to a holder in respect of an Underwater SAR shall only entitle such holder to a maximum amount in cash equal to the amount by which the Cash Consideration plus the Maximum Milestone Payments Amount per CVR exceeds the Exercise Price per Share of such Underwater SAR, if payable and as otherwise determined in accordance with the Contingent Value Rights Agreement. For greater certainty, where the Exercise Price of any SAR is greater than or equal to the Cash Consideration plus the Maximum Milestone Payments Amount, neither the Company nor the Purchaser shall be obligated to pay the holder of such SAR the Consideration or any other amount in respect of such SAR, and the SAR shall be immediately cancelled;

- B6 -

(7)

each Warrant outstanding immediately prior to the moment that is immediately prior to the Effective Time that has not yet vested in accordance with its terms shall be accelerated so that such Warrant becomes exercisable, notwithstanding the terms of the Warrants or any award or similar agreement pursuant to which any Warrants were granted or awarded, immediately following which each Warrant that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Company, free and clear of all Liens, in exchange for an amount in cash from the Company equal to the amount (if any) by which the Cash Consideration exceeds the Exercise Price of such Warrant, multiplied by the fraction of Share that such Warrant entitles the holder to purchase, being one fourth (1/4) of a Share, less any applicable withholdings pursuant to Section 4.3, and one (1) CVR, issued by the Purchaser on behalf of the Company, for every four (4) Warrants, with any fractions rounded down to the nearest whole with no further compensation for any loss of such fractional part of a CVR, less any applicable withholdings pursuant to Section 4.3, and each such Warrant shall immediately be cancelled and all of the Company’s obligations with respect to each such Warrant shall be deemed to be fully satisfied. For greater certainty, where the foregoing amount is equal to zero or negative for any such Warrant, neither the Company nor the Purchaser shall be obligated to pay the holder of such Warrant the Cash Consideration or any other amount in respect of such Warrant, and the Warrant shall be immediately cancelled;

(8)	each director of the Company shall resign from, and shall be deemed to have immediately resigned from, the Board and the board of directors of any Subsidiary;

(9)

each DSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the DSU Plan or any award or similar agreement pursuant to which any DSUs were granted or awarded, as applicable, be deemed to have vested;

(10)

each whole DSU that remains outstanding shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company, free and clear of all Liens, in exchange for an amount in cash from the Company equal to (i) the Cash Consideration, in each case, with such amounts to be paid to the applicable holders in accordance with Section 4.1(3) less any applicable withholdings pursuant to Section 4.3 and (ii) one (1) CVR issued by the Purchaser on behalf of the Company, less any applicable withholdings pursuant to Section 4.3, and each such DSU shall immediately be cancelled and all of the Company’s obligations with respect to each such DSU shall be deemed to be fully satisfied;

(11)

each fractional DSU that remains outstanding (if any) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the Cash Consideration multiplied by the applicable fraction of a DSU held by the applicable holder, in each case, with such amounts to be paid to the applicable holders in accordance with Section 4.1(3) less any applicable withholdings pursuant to Section 4.3 and each such fractional DSU shall immediately be cancelled and all of the Company’s obligations with respect to each such fractional DSU shall be deemed to be fully satisfied;

(12)

(i) each former holder of Incentive Securities shall cease to be a holder of such Incentive Securities, (ii) such holder’s name shall be removed from each applicable register, (iii) the Incentive Plans and any and all option, award or similar agreements relating to the Incentive Securities shall be terminated and shall be of no further force and effect, and (iv) each such holder shall cease to have any rights as a holder in respect of such Incentive Securities or under the Incentive Plans and have only the right to receive the consideration, if any, to which it is entitled pursuant to this Section 2.3, at the time and in the manner specified in this Plan of Arrangement;

(13)

each Exchangeable Subscription Receipt that is not exchanged into Shares immediately prior to the Effective Time and that remains outstanding shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company, free and clear of all Liens, in exchange for (i) the Exchangeable Receipt Cash Consideration with such amount to be paid to the holder in accordance with Section 4.1(2) less any applicable withholdings pursuant to Section 4.3 and (ii) one (1) CVR issued by the Purchaser on behalf of the Company, less any applicable withholdings pursuant to Section 4.3, and each such Exchangeable Subscription Receipt shall immediately be cancelled and all of the Company’s obligations with respect to each such Exchangeable Subscription Receipt shall be deemed to be fully satisfied;

- B7 -

(14)

each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to be transferred without any further action by or on behalf of the holder thereof to the Purchaser, free and clear of all Liens, and:

(a)

such Dissenting Holder shall cease to be the holder of such Share and to have any rights as a Shareholder, other than the right to be paid the fair value of such Share by the Purchaser in accordance with Section 3.1;

(b)	such Dissenting Holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(15)

concurrently with the step set forth in Section 2.3(14), each outstanding Share (for greater certainty, other than the Shares held by Dissenting Holders who have validly exercised their respective Dissent Rights) shall be transferred without any further action by or on behalf of the holder thereof, to the Purchaser, free and clear of all Liens, in exchange for the Cash Consideration, less any applicable withholdings pursuant to Section 4.3, and one (1) CVR, less any applicable withholdings pursuant to Section 4.3, and:

(a)	the holder of such Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be receive the Consideration in accordance with this Plan of Arrangement;

(b)	such holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

Section 2.4  U.S. Tax Treatment

Notwithstanding anything in Section 2.3 to the contrary, to the extent the Company determines that any treatment of any Option, Warrant, SAR or DSU or payment pursuant to Section 2.3 may trigger any tax or penalty under Section 409A of the Code, the Company shall be permitted to take any and all action the Company in its sole discretion, after consultation with and approval by Purchaser, deems necessary or advisable to avoid such tax or penalty, including by altering the treatment or payment terms or otherwise providing that such payment shall be made on the earliest date that payment would not trigger such tax or penalty.

ARTICLE 3

DISSENT RIGHTS

Section 3.1 Dissent Rights

(1)

Registered holders of Shares as of the record date of the Meeting may exercise dissent rights with respect to all of their Shares (including, insofar as concerns Shareholders also holding Exchangeable Subscription Receipts, Shares to be issued pursuant to the exchange thereof pursuant to the terms of such securities for the purpose of participating to the Arrangement) (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Chapter XIV – Division I of the QBCA, as modified by the Interim Order, any other order of the Court and this Section 3.1, provided that the written objection to the Arrangement Resolution referred to in Section 376 of the QBCA must be received by the Company no later than 5:00 p.m. two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time) and must otherwise comply with the requirements of the QBCA.

(2)

Each Dissenting Holder who duly exercises Dissent Rights shall be deemed to have transferred the Shares held by such holder to the Purchaser, free and clear of all Liens, as provided in Section 2.3(14), and if such holder is ultimately:

(a)

entitled to be paid fair value for such Shares, (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(14)), (ii) shall be entitled to be paid the fair value of such Shares by the Purchaser, less any applicable withholdings, which fair value, notwithstanding anything to the contrary in the

- B8 -

QBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted, and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised Dissent Rights in respect of such Shares; or

(b)

not entitled, for any reason, to be paid the fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Shares and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(15), less any applicable withholdings.

Section 3.2  Recognition of Dissenting Holders

(1)

In no case shall the Company, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person (a) is the registered holder of those Shares in respect of which such rights are sought to be exercised as of the record date of the Meeting and as of the deadline for exercising Dissent Rights and (b) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time.

(2)

In no case shall the Company, the Purchaser or any other Person be required to recognize any holder of Shares who exercises Dissent Rights as a holder of such Shares after the completion of the transfer under Section 2.3(14) and the names of such Dissenting Holders shall be removed from the registers of holders of Shares at the same time as the event described in Section 2.3(14) occurs.

(3)

Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(15), less any applicable withholdings.

(4)

In addition to any other restrictions under Chapter XIV – Division I of the QBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Incentive Securities (in their capacity as holders of Incentive Securities); and (b) Shareholders who vote or have instructed a proxyholder to vote Shares in favour of the Arrangement Resolution or who abstained from voting on the Arrangement Resolution.

ARTICLE 4

CERTIFICATES AND PAYMENTS

Section 4.1  Payment of Cash Consideration and Issuance of CVRs

(1)

The Purchaser shall, following receipt of the Final Order and prior to the filing of the Articles of Arrangement, (i) provide, or cause to be provided to, the Depositary sufficient funds to satisfy the aggregate Cash Consideration payable to the Shareholders and the aggregate Exchangeable Receipt Cash Consideration payable to the holder of Exchangeable Subscription Receipts pursuant to this Plan of Arrangement, with the amount per Share for Shares in respect of which Dissent Rights have been exercised being deemed to be the Cash Consideration for this purpose, net of any applicable withholdings pursuant to Section 4.3 for the benefit of the Shareholders or other securityholders, which funds shall be held by the Depositary in escrow as agent and nominee for such Shareholders and securityholders and (ii) enter into the Contingent Value Rights Agreement and issue the CVRs and (iii) if requested by the Company, provide the Company with sufficient funds, in the form of a loan to the Company (on terms and conditions to be agreed by the Company and the Purchaser, acting reasonably), to allow the Company to effect the payments set forth in Section 4.1(3) (including any payroll Taxes in respect thereof).

(2)

Upon surrender to the Depositary of a direct registration statement (DRS) advice (a “DRS Advice”) or a certificate which immediately prior to the Effective Time represented outstanding Shares or Exchangeable Subscription Receipts that were transferred pursuant to Section 2.3(13) or Section 2.3(15), as applicable, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the registered Shareholders or securityholders represented by such surrendered DRS Advice or certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash payment and CVRs to which such holder has the right to receive under this Plan of Arrangement for such Shares or Exchangeable Subscription Receipts, without interest, less any amounts withheld pursuant to Section 4.3, and any DRS Advice or certificate so surrendered shall forthwith be cancelled.

- B9 -

(3)

As soon as practicable after the Effective Time, the Purchaser shall cause the Company, or the relevant Subsidiary of the Company, to deliver to each former holder of Options, Warrants, SARs and DSUs, the cash payment and CVRs, if any, net of applicable withholdings pursuant to Section 4.3, that such holder is entitled to receive under this Plan of Arrangement, either (other than with respect to a CVR) (i) pursuant to the normal payroll practices and procedures of the Company, or the relevant Subsidiary of the Company, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company, or the relevant Subsidiary of the Company, is not practicable for any such holder, by cheque (delivered to the address of such holder of Options, Warrants, SARs or DSUs, as reflected on the register maintained by or on behalf of the Company in respect of the Options, Warrants, SARs and DSUs) or such other means as the Company may elect; provided, that to the extent any such amount relates to an Incentive Security that is nonqualified deferred compensation subject to Section 409A of the Code, the Company or the relevant Subsidiary of the Company, shall pay such amounts, without interest and subject to applicable withholding Taxes, at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Incentive Security that shall not trigger a Tax or penalty under Section 409A of the Code. Notwithstanding that amounts under this Plan of Arrangement are calculated in Canadian dollars, the Company is entitled to make the payments contemplated in this Section 4.1(3) in the applicable currency in respect of which the Company customarily makes payment to such holder by using the applicable Bank of Canada daily exchange rate in effect on the date that is five (5) Business Day immediately preceding the Effective Date.

(4)

Until surrendered as contemplated by this Section 4.1, each DRS Advice or certificate that immediately prior to the Effective Time represented Shares or Exchangeable Subscription Receipts shall be deemed after the Effective Time to represent only the right to receive upon such surrender the cash payment and the CVRs which the holder is entitled to receive in lieu of such DRS Advice or certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such DRS Advice or certificate formerly representing Shares or Exchangeable Subscription Receipts not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares or Exchangeable Subscription Receipts of any kind or nature against or in the Company or the Purchaser. On such date, all cash payments to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(5)

Any payment made by the Depositary (or the Company or any of its Subsidiaries, as applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) on or before the sixth (6th) anniversary of the Effective Time or that otherwise remains unclaimed on the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares, Exchangeable Subscription Receipts, the Warrants, and the Incentive Securities in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(6)

No holder of Shares, Exchangeable Subscription Receipts, Warrants or Incentive Securities shall be entitled (following the completion of this Plan of Arrangement) to receive any consideration with respect to such Shares, Exchangeable Subscription Receipts, Warrants or Incentive Securities other than the applicable consideration, if any, which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than, in respect of Shares and Exchangeable Subscription Receipts, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Company with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares, Exchangeable Subscription Receipts or Warrants that were transferred pursuant to Section 2.3.

(7)

Notwithstanding anything in this Plan of Arrangement to the contrary, in the event it shall be determined that any payment or distribution by the Company to an executive of the Company or for any such executive’s benefit (whether paid or payable or distributed or distributable pursuant to the terms of this Plan of Arrangement or otherwise) (the “Payments”) would be subject to the excise Tax imposed by Section 4999 (or any successor provisions) of the

- B10 -

Code, or any interest or penalty is incurred by an executive with respect to such excise Tax (such excise tax, together with any such interest and penalties, is hereinafter collectively referred to as the “Excise Tax”), then the Payments shall be reduced (but not below zero) if and to the extent that such reduction would result in the executive retaining a larger amount, on an after-Tax basis (taking into account federal, state and local income Taxes and the imposition of the Excise Tax), than if the executive received all of the Payments. The Company shall reduce or eliminate the Payments, by first reducing or eliminating the portion of the Payments which are not payable in cash and then by reducing or eliminating cash payments, in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time from the determination.

Section 4.2  Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares or Exchangeable Subscription Receipts that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the register of holders of Shares or Exchangeable Subscription Receipts maintained by or on behalf of the Company, as applicable, in exchange for such lost, stolen or destroyed certificate, the Depositary shall deliver the cash payment and cause to be issued the CVRs to which such holder is entitled to receive for such Shares or Exchangeable Subscription Receipts under this Plan of Arrangement in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such payment is to be delivered shall, as a condition precedent to the delivery of such payment, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such amount as the Purchaser may direct, or otherwise indemnify the Company, the Depositary and the Purchaser in a manner satisfactory to the Company, the Depositary and the Purchaser (each acting reasonably), against any claim that may be made against the Company, the Depositary or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3  Withholding Rights

Notwithstanding anything to the contrary in this Plan of Arrangement, each of the Purchaser, the Company or any of its Subsidiaries, the Depositary and any other Person that makes a payment hereunder shall be entitled to deduct and withhold from any amount payable or property deliverable to any Person under this Plan of Arrangement (including any amounts payable to Shareholders exercising Dissent Rights or to former Shareholders, the holder of Exchangeable Subscription Receipts, holders of Warrants or holders of Incentive Securities) such amounts as are required to be deducted and withheld with respect to such payment under the Tax Act, the Code, or any provision of any other Law and to remit such deducted and withheld amounts to the appropriate Governmental Entity. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made, provided that such amounts are actually remitted to the appropriate Governmental Entity. As of the date hereof, the Purchaser acknowledges that it does not intend, based on current Canadian tax Law, to deduct or withhold any amount of Canadian Taxes in respect of amounts payable under this Plan of Arrangement to Shareholders exercising Dissent Rights or to former Shareholders, the holder of Exchangeable Subscription Receipts, holders of Warrants and any amounts payable pursuant to the Contingent Value Rights Agreement.

Section 4.4  Calculations

All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01). All calculations and determinations made in good faith by the Purchaser, the Company, or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

Section 4.5  Interest

Under no circumstances shall interest accrue or be paid by the Purchaser, the Company or any of its Subsidiaries, the Depositary or any other Person to Shareholders, the holder of Exchangeable Subscription Receipts, holders of Warrants, holders of Incentive Securities or other Persons depositing DRS Advices or certificates pursuant to this Plan of Arrangement in respect of Shares, Exchangeable Subscription Receipts, Warrants or Incentive Securities, regardless of any delay in making any payment contemplated hereunder.

- B11 -

Section 4.6  No Liens

Any exchange or transfer of securities, deemed or otherwise, in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 4.7  Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares, Exchangeable Subscription Receipts, Warrants and Incentive Securities issued or outstanding prior to the Effective Time; (b) the rights and obligations of the Shareholders, the holder of Exchangeable Subscription Receipts, the holders of Warrants, the holders of Incentive Securities, the Company, the Purchaser, the Depositary, and any registrar or transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, Exchangeable Subscription Receipts, Warrants or Incentive Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

Section 5.1  Amendments

(1)

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (a) be set out in writing, (b) be approved by the Company and the Purchaser, each acting reasonably, (c) be filed with the Court, and, if made following the Meeting, approved by the Court, and (d) communicated to the Shareholders if and as required by the Court.

(2)

Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to or at the Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication to the Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, after communication to the Shareholders.

(4)

Notwithstanding anything to the contrary contained herein, the Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court or the Shareholders, provided that each such amendment, modification and/or supplement (a) must concern a matter which, in the reasonable opinion of each of the Company and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (b) is not adverse to the economic interests of any Shareholders, the holder of Exchangeable Subscription Receipts, holders of Warrants or holders of Incentive Securities.

Section 5.2  Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

Section 6.1  Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute,

- B12 -

or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

- B13 -

APPENDIX C

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(1)

The arrangement (as may be amended, supplemented or varied, the “Arrangement”) under Chapter XVI – Division II of the Business Corporations Act (Québec) (the “QBCA”) of Theratechnologies Inc. (the “Corporation”), pursuant to the arrangement agreement (as it may from time to time be amended, modified or supplemented, the “Arrangement Agreement”) among the Corporation, CB Biotechnology, LLC and Future Pak, LLC dated July 2, 2025, all as more particularly described and set forth in the management information circular of the Corporation dated August 12, 2025 (the “Circular”) and as it may from time to time be amended, modified or supplemented in accordance with the Arrangement Agreement, and all transactions contemplated thereby, are hereby authorized, approved and adopted.

(2)

The plan of arrangement (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms, the “Plan of Arrangement”), the full text of which is set out as Appendix B to the Circular, is hereby authorized, approved and adopted.

(3)

The (i) Arrangement Agreement and all transactions contemplated therein, (ii) actions of the directors of the Corporation in approving the Arrangement and the Arrangement Agreement, (iii) actions of the directors and senior officers of the Corporation in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, and (iv) the Corporation’s application for an interim order from the Superior Court of Québec (the “Court”), are hereby ratified, authorized and approved.

(4)	The Corporation is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

(5)

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation (the “Shareholders”) or that the Arrangement has been approved by the Court, the directors of the Corporation are hereby authorized and empowered to, at their discretion, without further notice to or approval of the Shareholders, (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

(6)

Any one director or senior officer of the Corporation, acting alone, is hereby authorized and directed for and on behalf of the Corporation to make or cause to be made an application to the Court for an order approving the Arrangement and to execute and deliver, or cause to be executed and delivered, for filing with the Enterprise Registrar under the QBCA, the articles of arrangement and all such other documents and instruments as may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement or any such other document or instrument.

(7)

Any one director or senior officer of the Corporation, acting alone, is hereby authorized and directed for and on behalf of the Corporation to execute and deliver or cause to be executed and delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

- C1 -

APPENDIX D

INTERIM ORDER

Please see attached.

- D1 -

SUPERIOR COURT

(Commercial Division)

C A N A D A

PROVINCE OF QUEBEC

DISTRICT OF MONTRÉAL

No.: 500-11-066063-252

DATE : August 8, 2025

IN THE PRESENCE OF THE HONOURABLE KAREN M. ROGERS, J.S.C.

IN THE MATTER OF THE PROPOSED ARRANGEMENT BY THERATECHNOLOGIES INC. UNDER SECTION 414 OF THE BUSINESS CORPORATIONS ACT (QUÉBEC) CQLR, c. S-31.1

THERATECHNOLOGIES INC.

  Applicant

and

CB BIOTECHNOLOGY, LLC

and

FUTURE PAK, LLC

and

THE SECURITYHOLDERS OF THERATECHNOLOGIES INC.

and

AUTORITÉ DES MARCHÉS FINANCIERS

  Impleaded Parties

INTERIM ORDER

[1]

ON READING Theratechnologies Inc.’s (the “Applicant” or “Corporation”) Application for an Interim Order and a Final Order pursuant to the Business Corporations Act (Québec), CQLR, c. S-31.1 (the “QBCA”), the exhibits, the sworn statement of Mtre. Jocelyn Lafond and the plan of argument filed in support thereof (the “Application”);

[2]

GIVEN that this Court is satisfied that the Autorité des marchés financiers (the “AMF”) has received notification of the Application and has confirmed receipt of notice in writing on July 23, 2025, and confirmed that it would not appear or make representations at the hearing;

[3]	GIVEN the provisions of the QBCA;

[4]	GIVEN the representations of counsels for the Applicant, for CB Biotechnology, LLC (the “Purchaser”) and for Future Pak, LLC (the “Parent”);

[5]	GIVEN that this Court is satisfied, at the present time, that the proposed transaction is an “arrangement” within the meaning of Section 414 of the QBCA;

[6]

GIVEN that this Court is satisfied, at the present time, that it is impracticable or too onerous in the circumstances for the Applicant to effect the arrangement proposed under any other provision of the QBCA;

[7]	GIVEN that this Court is satisfied, at the present time, that the Applicant is not insolvent and meets the requirements set out in Section 414 of the QBCA;

[8]	GIVEN that this Court is satisfied, at the present time, that the arrangement is put forward in good faith and for a valid business purpose;

FOR THESE REASONS, THE COURT:

[9]	GRANTS the Interim Order sought in the Application and DECLARES that the time for filing and service of the Application is abridged;

[10]	DISPENSES the Applicant of the obligation, if any, to notify any person other than the AMF with respect to this Interim Order;

[11]

ORDERS that all the holders of common shares (the “Shares”) of the Applicant (the “Shareholders”), the holders of options to purchase Shares, whether vested or unvested (the “Optionholders”), the holders of deferred share units (DSUs) (the “Unitholders”), the holders of share appreciation rights (SARs) (the “SARs Holders” and collectively with the Optionholders and Unitholders, the “Incentive Securities Holders”), the holder of Exchangeable Subscription Receipts (the “Exchangeable Subscription Receipts Holder”), the holders of share purchase warrants (the “Warrants Holders”, and together with the Shareholders, the Incentive Securities Holders, and the Exchangeable Subscription Receipts Holder, the “Securityholders”), the Purchaser and the Parent be deemed parties, as Impleaded Parties, to the present proceedings and be bound by the terms of any Order rendered herein;

[12]	DISPENSES the Applicant from describing at length the names of the Securityholders in the description of the Impleaded Parties;

Definitions

[13]	ORDERS that all capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Circular (as defined below) or otherwise as specifically defined herein;

The Meeting

[14]

ORDERS that the Applicant may convene, hold and conduct a special meeting of shareholders (the “Meeting”) on September 12, 2025 at 10:00 a.m. (Eastern time), as a hybrid meeting with a physical location at the offices of Fasken Martineau DuMoulin LLP located at 800 Square Victoria, Suite 3500, Montreal, Québec H3C 0B4, Canada, and virtually, via live audio webcast at https://meetnow.global/MDUWLGW, at which time the Shareholders will be asked, among other things, to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving the arrangement (the “Arrangement Resolution”) substantially in the form set forth in Appendix C of the Circular (Exhibit P-3) to, among other things, authorize, approve and adopt an arrangement between the Applicant and the Purchaser (the “Arrangement”), and to transact such other business as may properly come before the Meeting, the whole in accordance with the terms, restrictions and conditions of the articles and by-laws of the Applicant, the QBCA, this Interim Order and the rulings and directions of the chair of the Meeting (the “Chair of the Meeting”), provided that to the extent there is any inconsistency between this Interim Order and the terms, restrictions and conditions of the articles and by-laws of the Applicant or the QBCA, this Interim Order shall prevail;

[15]

ORDERS that quorum shall be present at the Meeting if, at the opening of the Meeting, regardless of the actual number of persons present in person or virtually, one or more holders of Shares, representing not less than ten percent (10%) of the total number of votes attached to all the Shares, are present (in person or virtually) or duly represented by proxy. If a quorum is present at the opening of the Meeting, the Shareholders present (in person or virtually) or represented by proxy may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting;

[16]

ORDERS that in respect of the vote on the Arrangement Resolution or any matter determined by the Chair of the Meeting to be related to the Arrangement, each Registered Shareholder shall be entitled to cast one vote in respect of each such Share held;

[17]

ORDERS that the only persons entitled to attend the Meeting (as it may be adjourned or postponed) shall be the Registered Shareholders at the close of business (Eastern time) on August 13, 2025 (the “Record Date”), their proxyholders, the directors and advisors of the Applicant and the representatives and advisors of the Purchaser, provided however that such other persons having the permission of the Chair of the Meeting shall also be entitled to attend the Meeting;

[18]

ORDERS that for the purpose of the vote on the Arrangement Resolution, or any other vote taken by electronic ballot at the Meeting, any spoiled ballots, illegible ballots and defective ballots shall be deemed not to be votes cast by Shareholders and further ORDERS that proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution;

[19]

ORDERS that the Applicant, if it deems it advisable, but subject to the terms of the Arrangement Agreement, be authorized to adjourn or postpone the Meeting on one or more occasions (whether or not a quorum is present), without the necessity of first convening the Meeting or first obtaining any vote of Shareholders respecting the adjournment or postponement; further ORDERS that notice of any such adjournment or postponement shall be given by press release, newspaper advertisement or by mail, as determined to be the most appropriate method of communication by the Applicant, to the extent that such a notice is required pursuant to the Applicant’s by-laws; further ORDERS that any adjournment or postponement of the Meeting will not change the Record Date for Shareholders entitled to receive notice of, and to vote at, the Meeting, unless required by applicable securities laws; and further ORDERS that at any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the Meeting;

[20]	ORDERS that:

(a)

the Applicant and the Purchaser may amend, modify and/or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (a) be set out in writing, (b) be approved by the Applicant and the Purchaser, each acting reasonably and (c) be filed with the Court, and, if made following the Meeting, approved by the Court, and (d) communicated to the Shareholders if and as required by the Court;

(b)

any amendment, modification and/or supplement to the Plan of Arrangement may be proposed by the Applicant or the Purchaser at any time prior to or at the Meeting (provided that the Applicant or the Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication to the Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under this Interim Order), shall become part of the Plan of Arrangement for all purposes;

(c)

the Applicant and the Purchaser may amend, modify and/or supplement the Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, after communication to the Shareholders;

(d)

notwithstanding subparagraphs (a), (b) and (c) of this paragraph [19] or anything to the contrary contained in the Plan of Arrangement, the Applicant and the Purchaser may amend, modify and/or supplement the Plan of Arrangement at any time and from time to time without the approval of the Court or the Shareholders, provided that each such amendment, modification and/or supplement (a) must concern a matter which, in the reasonable opinion of each of the Applicant and the Purchaser, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement, and (b) is not adverse to the economic interests of any of the Securityholders.

[21]

ORDERS that, in accordance with the terms of the Arrangement Agreement, the Applicant is authorized to use proxies at the Meeting; that the Applicant is authorized to solicit proxies on behalf of its management, directly or through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine; and that the Applicant may waive, in its discretion, the time limits for the deposit of proxies by the Shareholders if it considers it advisable to do so;

[22]

ORDERS that the Registered Shareholders at the close of business (Eastern time) on the Record Date or their proxyholders shall be the only persons entitled to vote at the Meeting (as it may be adjourned or postponed);

[23]

ORDERS that, to be effective, the Arrangement Resolution, with or without variation, must be approved by the affirmative vote of (i) at least of the votes cast thereon by the Shareholders present (in person or virtually) or represented by proxy at the Meeting and entitled to vote thereon; and (ii) if required, a simple majority of the votes cast thereon by the Shareholders present (in person or virtually) or represented by proxy at the Meeting and entitled to vote, excluding any Shareholders whose votes are required to be excluded in determining the minority approval pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (in Québec, Regulation 61-101); and further ORDERS that such vote shall be sufficient to authorize and direct the Applicant to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what has been disclosed to the Shareholders in the Notice Materials (as this term is defined below);

The Notice Materials

[24]

ORDERS that the Applicant shall give notice of the Meeting, and that service of the Application for a Final Order (as defined below) shall be made by mailing or delivering, in the manner hereinafter described and to the persons hereinafter specified, a copy of this Interim Order, together with the following documents, with such non-material amendments thereto as the Applicant may deem to be necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order (collectively, the “Notice Materials”):

(a)	the Notice of Meeting substantially in the same form as contained in Exhibit P-3;

(b)	the Management Information Circular substantially in the same form as contained in Exhibit P-3 (the “Circular”);

(c)

to the Registered Shareholders and the Non-Registered Shareholders, the proxy form and the voting instruction forms, respectively, in each case, substantially in the same form as contained in Exhibit P-4;

(d)	to the Registered Shareholders only, a letter of transmittal substantially in the same form as contained in Exhibit P-5;

(e)

a notice substantially in the form of the draft filed as Appendix E to the Circular (Exhibit P-3) providing for, among other things, the date, time and room where the Application for a Final Order will be heard, and that a copy of the Interim Order can be found under the Applicant’s profile on SEDAR+ at www.sedarplus.ca (the “Notice of Presentation”);

[25]	ORDERS that the Notice Materials shall be distributed:

(a)	to the Registered Shareholders by mailing the same to such persons in accordance with the QBCA and the Applicant’s by-laws at least twenty-one (21) days prior to the date of the Meeting;

(b)	to the Non-Registered Shareholders, in compliance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

(c)

to the Incentive Securities Holders and the Exchangeable Subscription Receipts Holder, by delivering same at least twenty-one (21) days prior to the date of the Meeting in person or by recognized courier service or by email, provided, however, that if an Incentive Securities Holder or an Exchangeable Subscription Receipts Holder is also a Shareholder, the distribution of the materials in accordance with subparagraph (a) or (b) hereof will be deemed to constitute sufficient notice to such person;

(d)

to the Warrants Holders, by means of a notice to the Warrants Holders in accordance with the notice provisions of the applicable warrant Certificate or by mail by recognized courier service, which notice will contain an electronic link to the Circular and related documents;

(e)	to the Applicant’s directors and the Applicant’s auditors, by delivering same at least twenty-one (21) days prior to the date of the Meeting in person or by recognized courier service or by email; and

(f)	to the AMF, by delivering same at least twenty-one (21) days prior to the date of the Meeting in person or by recognized courier service or by email;

[26]	ORDERS that a copy of the Interim Order be posted under the Applicant’s profile on SEDAR+ at www.sedarplus.ca, as an Appendix to the Circular, at the same time as the Notice Materials are distributed;

[27]	ORDERS that Shareholders as of the Record Date will be the only Shareholders entitled to receive the Notice Materials;

[28]

ORDERS that subject to compliance with the terms of the Arrangement Agreement, the Applicant may make, in accordance with this Interim Order, such additions, amendments or revision to the Notice Materials as it determines to be appropriate (the “Additional Materials”), which may be communicated by way of press release, news release, newspaper notice, filing under the Applicant’s profile on SEDAR+ at www.sedarplus.ca, or any other notices distributed to the persons entitled to receive the Notice Materials pursuant to this Interim Order by the method and in the time determined by the Applicant to be most practicable in the circumstances;

[29]

DECLARES that the mailing or delivery of the Notice Materials and any Additional Materials in accordance with this Interim Order as set out above constitutes good and sufficient notice of the Meeting upon all persons, and that no other form of service of the Notice Materials and any Additional Materials or any portion thereof, or of the Application need be made, or notice given or other material served in respect of the Meeting to any persons;

[30]	ORDERS that the Notice Materials and any Additional Materials shall be deemed, for the purposes of the present proceedings, to have been received and served upon:

(a)	in the case of distribution by mail, three (3) business days after delivery thereof to the post office;

(b)	in the case of delivery in person or by courier, upon receipt thereof at the intended recipient’s address;

(c)	in the case of delivery by facsimile transmission, or by email, on the day of transmission; and

(d)	in the case of a news release disseminated by a national newswire, on the day of such dissemination.

[31]

DECLARES that the accidental failure or omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in this Interim Order shall not invalidate any resolution passed at the Meeting or the proceedings herein, and shall not constitute a breach of this Interim Order or defect in the calling of the Meeting, provided that if any such failure or omission is brought to the attention of the Applicant, it shall use reasonable efforts to rectify such failure or omission by the method and in the time it determines to be most reasonably practicable in the circumstances;

Dissent Right

[32]

ORDERS that in accordance with the Dissent Right set forth in the Plan of Arrangement, any Registered Shareholder (whether on their own behalf or, subject to the QBCA, on behalf of a Non-Registered Shareholder) who wishes to exercise a Dissent Right:

(a)

shall send to the Applicant a written notice (the “Dissent Notice”), which Dissent Notice must be received by the Applicant at 2015 Peel Street, 11th Floor, Montreal, Québec, H3A 1T8, Canada, Attention: Mtre. Jocelyn Lafond, General Counsel and Corporate Secretary, with a copy to Fasken Martineau DuMoulin LLP at 800 Square Victoria, Suite 3500, Montréal, Québec, H3C 0B4, Attention: Mtre. Brandon Farber and Mtre. Hugo Séguin, not later than 5:00 p.m. (Eastern time) on September 10, 2025 or not later than 5:00 p.m. (Eastern time) on the Business Day that is two Business Days (excluding Saturdays, Sundays and holidays) immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be; and

(b)	must otherwise comply with the requirements of Chapter XIV of the QBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order.

[33]

ORDERS that the Registered Shareholders as of the Record Date will be the only Shareholders entitled to exercise the Dissent Rights. A Non-Registered Shareholder who wishes to exercise the Dissent Rights must make arrangements for the Registered Shareholder to exercise the right to demand the repurchase of their Shares on behalf of the Non-Registered Shareholder or, alternatively, make arrangements to become a Registered Shareholder;

[34]

DECLARES that a Shareholder who has submitted a Dissent Notice (a “Dissenting Shareholder”) and who fails to exercise all the voting rights carried by the Shares held by such holder against the Arrangement Resolution shall no longer be considered as having exercised its Dissent Right, and that a vote against the Arrangement Resolution shall not constitute a Dissent Notice;

[35]

ORDERS that any Dissenting Shareholder having duly exercised Dissent Rights and wishing to apply to a Court to fix a fair value for the Shares held by such holder must apply to the Superior Court of Québec sitting in the Commercial Division in and for the district of Montreal, and that for the purposes of the Arrangement contemplated in these proceedings, the “Court” referred to in Chapter XVI – Division II of the QBCA means the Superior Court of Québec, sitting in the Commercial Division in and for the district of Montreal;

The Final Order Hearing

[36]

ORDERS that subject to the approval by the Shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, the Applicant may apply for this Court to sanction the Arrangement by way of a final judgment (the “Application for a Final Order”);

[37]

ORDERS that the Application for a Final Order be presented on September 16, 2025 at 2:30 p.m (Eastern time), before the Superior Court of Québec, sitting in the Commercial Division in and for the district of Montréal in room 16.04 of the Montréal Courthouse, 1 Notre-Dame Street East in Montréal, Québec or so soon thereafter as counsel may be heard, or at any other date this Court may see fit;

[38]

ORDERS that the mailing or delivery of the Notice Materials constitutes good and sufficient service of the Application and good and sufficient notice of presentation of the Application for a Final Order to all persons, whether those persons reside within Québec or in another jurisdiction;

[39]	ORDERS that the only persons entitled to appear and be heard at the Final Order Hearing shall be the Applicant, the Purchaser and any person that:

(a)

serves upon counsel to the Applicant, Fasken Martineau DuMoulin LLP (Attention Mtre. Brandon Farber and Mtre. Hugo Séguin), either by fax (514- 397-7600) or email (bfarber@fasken.com and hseguin@fasken.com), with a copy to the Purchaser by service upon counsel thereto, McMillan LLP (Attention Mtre. Emile Catimel-Marchand), either by fax (514-987-1213) or email (emile.catimel-marchand@mcmillan.ca), of a notice of appearance in the form required by the rules of the Court, and any additional affidavits or other materials on which a party intends to rely in connection with any submissions at such hearing, as soon as reasonably practicable, and, in any event, no later than 4:30 p.m. (Eastern time) at least five (5) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time); and

(b)

if such appearance is with a view to contesting the Application for a Final Order, serves on counsel for the Applicant (at the above email address or facsimile number), with copy to counsel for the Purchaser (at the above email address or facsimile number), no later than 4:30 p.m. (Eastern time) at least five (5) Business Days immediately preceding the date of the

Meeting (as it may be adjourned or postponed from time to time), a written contestation supported as to the facts alleged by affidavit(s) and exhibit(s), if any;

[40]	ALLOWS the Applicant to file any further evidence it deems appropriate, by way of supplementary affidavits or otherwise, in connection with the Application for a Final Order;

Miscellaneous

[41]	ORDERS that the Circular (Exhibit P-3) be filed under seal until no later than 4:30 p.m. on August 18, 2025, so that it may be finalized for distribution

[42]	DECLARES that the Applicant shall be entitled to seek leave to vary this Interim Order upon such terms and such notice as this Court deems just;

[43]

REQUESTS the aid and recognition of any court or any judicial, regulatory or administrative body in any province or territory of Canada, the Federal Court of Canada and any judicial, regulatory or administrative body of any other nation or state, to assist the Applicant and its agents in carrying out the terms of this Interim Order;

[44]	ORDERS provisional execution of this Interim Order notwithstanding any appeal therefrom and without the necessity of furnishing any security;

[45]	DECLARES that this Court shall remain seized of this matter to resolve any difficulty which may arise in relation to, or in connection, with the Interim Order sought;

[46]	THE WHOLE without costs.

Karen M. Rogers	Signature numerique de
Karen M. Rogers
Date: 2025.08.08 10:30:15
-04’00’
The Honourable Karen M. Rogers, J.S.C.

Mtre. Brandon Farber

Mtre. Monica Dingle

Mtre. Hugo Séguin

Fasken Martineau DuMoulin LLP

Attorneys for Applicant

Mtre. Éric Vallières

McMillan LLP

Attorneys for Purchaser

Mtre. François-David Paré

Norton Rose Fulbright Canada LLP

Attorneys for the Special committee of the Board of directors of the Applicant

Date of hearing: August 8, 2025

APPENDIX E

NOTICE OF PRESENTATION OF THE FINAL ORDER

TAKE NOTICE that the present Application for an Interim and Final Order will be presented on September 16, 2025 at 2:30 p.m. (Eastern time) for adjudication of the Final Order before the Superior Court of Québec (the “Court”), sitting in the Commercial Division in and for the district of Montreal in room 16.04 at the Montreal Courthouse, 1 Notre-Dame Street East in Montreal, Québec or so soon thereafter as counsel may be heard, or at any other date this Court may see fit.

Pursuant to the Interim Order issued by the Court on August 8, 2025, if you wish to appear and be heard at the hearing of the Application for a Final Order, you are required to file and serve upon the following persons a notice of appearance in the form required by the rules of the Court, and any affidavits and materials on which you intend to rely in connection with any submissions at the hearing, as soon as reasonably practicable and by no later than 4:30 p.m. (eastern time) at least five (5) business days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time): counsel to the Applicant, Fasken Martineau DuMoulin LLP (Attention Mtres. Brandon Farber and Hugo Séguin), either by fax (514-397-7600) or e-mail (bfarber@fasken.com and hseguin@fasken.com), with a copy to the Purchaser by service upon counsel thereof, McMillan LLP (Attention Mtre. Emile Catimel-Marchand), either by fax (514-987-1213) or e-mail (emile.catimel-marchand@mcmillan.ca).

If you wish to contest the Application for a Final Order, you are required, pursuant to the terms of the Interim Order, to serve upon the aforementioned counsel to the Applicant, with copy to counsel to the Purchaser, a written contestation, supported as to the facts alleged by affidavit(s) and exhibit(s), if any, by no later than 4:30 p.m. (Eastern time) at least five (5) business days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

TAKE FURTHER NOTICE that, if you do not file an answer (notice of appearance) within the above-mentioned time limits, you will not be entitled to contest the Application for a Final Order or make representations before the Court, and the Applicant may be granted a judgment without further notice or extension. If you wish to make representations or contest the issuance by the Court of the Final Order, it is important that you take action within the time limits indicated, either by retaining the services of an attorney who will represent you and act in your name, or by doing so yourself. A copy of the Final Order issued by the Court will be filed on SEDAR+ under the Applicant’s issuer profile at www.sedarplus.ca and on EDGAR at https://www.sec.gov/edgar/search.

DO GOVERN YOURSELVES ACCORDINGLY.

- E1 -

APPENDIX F

DISSENT PROVISIONS OF THE QBCA

CHAPTER XIV

RIGHT TO DEMAND REPURCHASE OF SHARES

DIVISION I

GENERAL PROVISIONS

§ 1. — Conditions giving rise to right

372. The adoption of any of the resolutions listed below confers on a shareholder the right to demand that the corporation repurchase all of the person’s shares if the person exercised all the voting rights carried by those shares against the resolution:

(1) an ordinary resolution authorizing the corporation to carry out a squeeze-out transaction;

(2) a special resolution authorizing an amendment to the articles to add, change or remove a restriction on the corporation’s business activity or on the transfer of the corporation’s shares;

(3) a special resolution authorizing an alienation of corporation property if, as a result of the alienation, the corporation is unable to retain a significant part of its business activity;

(4) a special resolution authorizing the corporation to permit the alienation of property of its subsidiary;

(5) a special resolution approving an amalgamation agreement;

(6) a special resolution authorizing the continuance of the corporation under the laws of a jurisdiction other than Québec; or

(7) a resolution by which consent to the dissolution of the corporation is withdrawn if, as a result of the alienation of property begun during the liquidation of the corporation, the corporation is unable to retain a significant part of its business activity.

The adoption of a resolution referred to in any of subparagraphs 3 to 7 of the first paragraph confers on a shareholder whose shares do not carry voting rights the right to demand that the corporation repurchase all of the person’s shares.

373. The adoption of a special resolution described in section 191 confers on a shareholder holding shares of the class or series specified in that section the right to demand that the corporation repurchase all of the person’s shares of that class or series. That right is subject to the shareholder having exercised all the person’s available voting rights against the adoption and approval of the special resolution.

That right also exists if all the shares held by the shareholders are of the same class; in that case, the right is subject to the shareholder having exercised all of the person’s available voting rights against the adoption of the special resolution.

373.1. Despite section 93, non fully paid shares also confer the right to demand a repurchase.

374. The right to demand a repurchase conferred by the adoption of a resolution is subject to the corporation carrying out the action approved by the resolution.

375. A notice of a shareholders meeting at which a special resolution that could confer the right to demand a repurchase may be adopted must mention that fact.

The action approved by the resolution is not invalidated solely because of the absence of such a mention in the notice of meeting.

- F1 -

Moreover, if the meeting is called to adopt a resolution described in section 191 or in any of subparagraphs 3 to 7 of the first paragraph of section 372, the corporation notifies the shareholders whose shares do not carry voting rights of the possible adoption of a resolution that could give rise to the right to demand a repurchase of shares.

§ 2. — Conditions for exercise of right and terms of repurchase

I. — Prior notices

376. Shareholders intending to exercise the right to demand the repurchase of their shares must so inform the corporation; otherwise, they are deemed to renounce their right, subject to Division II.

To inform the corporation of the intention to exercise the right to demand the repurchase of shares, a shareholder must send a notice to the corporation before the shareholders meeting or advise the chair of the meeting during the meeting. In the case of a shareholder described in the second paragraph of section 372 none of whose shares carry voting rights, the notice must be sent to the corporation not later than 48 hours before the shareholders meeting.

377. As soon as a corporation takes the action approved by a resolution giving rise to the right to demand a repurchase of shares, it must give notice to all shareholders who informed the corporation of their intention to exercise that right.

The repurchase notice must mention the repurchase price offered by the corporation for the shares held by each shareholder and explain how the price was determined.

If the corporation is unable to pay the full redemption price offered because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due, the repurchase notice must mention that fact and indicate the maximum amount of the price offered the corporation will legally be able to pay.

378. The repurchase price is the fair value of the shares as of the close of the offices of the corporation on the day before the resolution conferring the right to demand a repurchase is adopted.

When the action approved by the resolution is taken following a take-over bid with respect to all the shares of a class of shares issued by a corporation that is a reporting issuer and the bid is closed within 120 days before the resolution is adopted, the repurchase price may be determined to be the fair value of the shares on the day before the take-over bid closed if the offeror informed the shareholders, on making the take-over bid, that the action would be submitted to shareholder authorization or approval.

379. The repurchase price of all shares of the same class or series must be the same, regardless of the shareholder holding them.

However, in the case of a shareholder holding non-fully paid shares, the corporation must subtract the unpaid portion of the shares from the repurchase price offered or, if it cannot pay the full repurchase price offered, the maximum amount that it can legally pay for those shares.

The repurchase notice must mention the subtraction and show the amount that can be paid to the shareholder.

380. Within 30 days after receiving a repurchase notice, shareholders must confirm to the corporation that they wish to exercise their right to demand a repurchase. Otherwise, they are deemed to have renounced their right.

The confirmation may not be limited to only part of the repurchasable shares. It does not affect a shareholder’s right to demand an increase in the repurchase price offered.

II. — Payment of repurchase price

381. A corporation must pay the offered repurchase price to all shareholders who confirmed their decision to exercise their right to demand the repurchase of their shares within 10 days after such confirmation.

However, a corporation that is unable to pay the full repurchase price offered because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due is only required to pay the maximum amount it may legally

- F2 -

pay the shareholders. In that case, the shareholders remain creditors of the corporation for the unpaid balance of the repurchase price and are entitled to be paid as soon as the corporation is legally able to do so or, in the event of the liquidation of the corporation, are entitled to be collocated after the other creditors but by preference over the other shareholders.

III. — Increase in repurchase price

382. To contest a corporation’s appraisal of the fair value of their shares, shareholders must notify the corporation within the time given to confirm their decision to exercise their right to demand a repurchase.

Such contestation is a confirmation of a shareholder’s decision to exercise the right to demand a repurchase.

383. A corporation may increase the repurchase price offered within 30 days after receiving a notice of contestation.

The increase in the repurchase price of the shares of the same class or series must be the same, regardless the shareholder holding them.

384. If a corporation does not follow up on a shareholder’s contestation within 30 days after receiving a notice of contestation, the shareholder may ask the court to determine the increase in the repurchase price. The same applies when a shareholder contests the increase in the repurchase price offered by the corporation.

The shareholder must, however, make the application within 90 days after receiving the repurchase notice.

385. As soon as an application is filed under section 384, it must be notified by the corporation to all the other shareholders who are still contesting the appraisal of the fair value of their shares or the increase in the repurchase price offered by the corporation.

386. All shareholders to whom the corporation notified the application are bound by the court judgment.

387. The court may entrust the appraisal of the fair value of the shares to an expert.

388. The corporation must, without delay, pay the increase in the repurchase price to all shareholders who did not contest the increase offered. It must pay the increase determined by the court to all shareholders who, under section 386, are bound by the court judgment, within 10 days after the judgment.

However, a corporation that is unable to pay the full increase in the repurchase price because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due is only required to pay the maximum amount it may legally pay the shareholders. In such a case, the shareholders remain creditors of the corporation for the unpaid balance of the repurchase price and are entitled to be paid as soon as the corporation is legally able to do so or, in the event of the liquidation of the corporation, are entitled to be collocated after the other creditors but by preference over the other shareholders.

DIVISION II

SPECIAL PROVISIONS FOLLOWING FAILURE TO NOTIFY SHAREHOLDERS

389. If shareholders were unable to inform the corporation of their intention to exercise the right to demand the repurchase of their shares within the period prescribed by section 376 because the corporation failed to notify them of the possible adoption of a resolution giving rise to that demand, they may demand the repurchase of their shares as though they had informed the corporation and had voted against the resolution. Shareholders entitled to vote may not exercise the right to demand the repurchase of their shares if they voted in favour of the resolution or were present at the meeting but abstained from voting on the resolution. A shareholder is presumed to have been notified of the proposed adoption of the resolution if notice of the shareholders meeting was sent to the address entered in the security register for that shareholder.

390. A shareholder must demand the repurchase of shares within 30 days after becoming aware that the action approved by the resolution conferring the right to demand a repurchase has been taken. However, the repurchase demand may not be made later than 90 days after that action is taken.

- F3 -

391. As soon as the corporation receives a repurchase demand, it must notify the shareholder of the repurchase price it is offering for the shareholder’s shares. The repurchase price offered for the shares of a class or series must be the same as that offered to shareholders, if any, who exercised their right to demand a repurchase after informing the corporation of their intention to do so in accordance with Division I.

392. The corporation may not pay the repurchase price offered to the shareholder if such payment would make it unable to pay the maximum amount mentioned in the repurchase notice sent to the shareholders who informed the corporation, in accordance with section 376, of their intention to exercise their right to demand the repurchase of their shares. If the corporation cannot pay to the shareholder the full amount offered to the shareholder, the directors are solidarily liable for payment to the shareholder of the sums needed to complete the payment of that amount. The directors are subrogated to the shareholder’s rights against the corporation, up to the sums they have paid.

DIVISION III

SPECIAL PROVISIONS WITH RESPECT TO BENEFICIARY

393. A beneficiary who may give instructions to a shareholder as to the exercise of rights attaching to a share has the right to demand the repurchase of that share as though the beneficiary were a shareholder; however, the beneficiary may only exercise that right by giving instructions for that purpose to the shareholder. The beneficiary’s instructions must allow the shareholder to exercise the right in accordance with this chapter.

394. A shareholder is required to notify the beneficiary of the calling of any shareholders meeting at which a resolution that could give rise to the right to demand a repurchase may be adopted, specifying that the beneficiary may exercise that right as though the beneficiary were a shareholder. The shareholder is presumed to have fulfilled that obligation if the beneficiary is notified in accordance with any applicable regulations under the Securities Act (chapter V-1.1).

395. A shareholder must inform the corporation of the identity of a beneficiary who intends to demand the repurchase of shares, and of the number of shares to be repurchased, within the period prescribed by section 376.

396. A shareholder who demands the repurchase of shares in accordance with the instructions of a beneficiary may demand the repurchase of part of the shares to which that right is attached.

397. The beneficiary’s claim with respect to shares for which the full repurchase price could not be paid, as well as the other rights granted to a beneficiary under this chapter, may be exercised directly against the corporation. Likewise, after the repurchase price has been fully paid, the rights granted to a beneficiary under this chapter regarding an increase in the repurchase price may be exercised directly against the corporation.

- F4 -

APPENDIX G

FAIRNESS OPINION OF BARCLAYS CAPITAL INC.

Please see attached.

- G1 -

745 Seventh Avenue New York, NY 10019 United States

CONFIDENTIAL

July 2, 2025

Board of Directors and Special Committee

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montréal, Québec

Canada H3A 1T8

Members of the Board of Directors and the Special Committee:

We understand that Theratechnologies Inc., a corporation existing under the laws of the Province of Québec (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Future Pak, LLC, a Michigan limited liability company (“Parent”) pursuant to which, among other things, each of the common shares of the Company (each, a “Share” and collectively, the “Shares”) (other than the Shares held by Dissenting Holders who have validly exercised their respective Dissent Rights) shall be transferred to CB Biotechnology, LLC, a Delaware limited liability company (“Purchaser”) in exchange for the right to receive (a) US$3.01 in cash per Share (the “Cash Consideration”) and (b) one contractual contingent value right (the “CVR Consideration”, together with the Cash Consideration, the “Consideration”), representing the right to receive certain amounts, if any, payable to the holders of Shares, subject to and in accordance with the Contingent Value Rights Agreement, the form of which is attached as an exhibit to the Arrangement Agreement (as defined herein) (the “CVR Agreement”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Arrangement Agreement, by and among Purchaser, Parent and the Company (the “Arrangement Agreement”) and the plan of arrangement (the “Plan of Arrangement”) made a part thereof. The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Arrangement Agreement and the Plan of Arrangement.

We have been requested by the Board of Directors of the Company and the Special Committee to render our opinion with respect to the fairness, from a financial point of view, to the Company’s shareholders of the Consideration to be offered to such shareholders in the Proposed Transaction. We have not been requested to, and we accordingly do not, express any opinion as to the CVR Agreement, including without limitation the structure or form of the CVR (with respect to transferability, illiquidity, or otherwise), or whether and when any amount payable thereunder will be paid. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to the shareholders of the Company in the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) drafts of the Arrangement Agreement and Plan of Arrangement, each dated as of July 2, 2025, and the specific terms of the Proposed Transaction; (2) a draft of the CVR Agreement dated as of July 2, 2025; (3) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 20-F for the fiscal year ended November 30, 2024 and certain interim reports to shareholders on Form 6-K of the Company; (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company; (5) a trading history of the Company’s common stock from May 2024 to May 2025 and a comparison of that trading history with those of other companies that we deemed relevant; (6) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (8) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company; and (9) the results of our efforts to solicit indications of interest from third parties with respect to a sale of all or part of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform in accordance with such projections. and projections as to the probability and estimated timing of achievement of the Milestone triggering the Milestone Payments (each as defined in the CVR Agreement), which were provided to or discussed with us by the management of the Company. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have assumed that the executed Arrangement Agreement, the Plan of Arrangement and CVR Agreement will conform in all material respects to the last drafts of each agreement reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Arrangement Agreement and all agreements related thereto, including the Plan of Arrangement and CVR Agreement. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Arrangement Agreement and Plan of Arrangement and that the Proposed Transaction will be consummated in accordance with the terms of the Arrangement Agreement, Plan of Arrangement and CVR Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that the Consideration to be offered to the shareholders of the Company in the Proposed Transaction is fair to such shareholders from a financial point of view.

We are acting as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse a portion of our expenses and indemnify us for certain liabilities that may arise out of our engagement and the rendering of this opinion. In the past two years, we have not received fees from either the Company or Parent for any investment banking services.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Parent and certain of their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and the Special Committee and is rendered to the Board of Directors and the Special Committee in connection with their consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the Consideration to be offered to the shareholders in connection with the Proposed Transaction.

Very truly yours,

BARCLAYS CAPITAL INC.

APPENDIX H

FAIRNESS OPINION OF RAYMOND JAMES LTD.

Please see attached.

- H1 -

July 2, 2025

The Special Committee of the Board of Directors and the Board of Directors of Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montréal, Québec

Canada H3A 1T8

To the Special Committee of the Board of Directors and the Board of Directors of Theratechnologies Inc.

Raymond James Ltd. (“Raymond James”, “we” or “us”) understands that Theratechnologies Inc. (“Theratechnologies” or the “Corporation”) and CB Biotechnology, LLC (“CB”), an affiliate of Future Pak, LLC (“Future Pak” and together with CB, the “Purchaser”) intend to enter into an arrangement agreement (the “Arrangement Agreement”) pursuant to which the Purchaser will, among other things, acquire all of the issued and outstanding common shares of the Corporation (the “Theratechnologies Shares”) via a court approved plan of arrangement under the Business Corporations Act (Québec) (the “Arrangement”). Under the terms of the Arrangement, the holders of Theratechnologies Shares (the “Theratechnologies Shareholders”) will receive US$3.01 per share in cash (the “Cash Consideration”) plus one contingent value right (“CVR” and, together with the Cash Consideration, the “Consideration”) per share for additional aggregate cash payments of up to US$1.19 per CVR if certain milestones are achieved.

The terms and conditions of the Arrangement will be summarized in Theratechnologies’ management information circular (the “Circular”) to be mailed to Theratechnologies Shareholders in connection with a special meeting of Theratechnologies Shareholders to be held to consider and, if deemed advisable, approve the Arrangement.

We have been retained to provide our opinion (the “Opinion”) to the Special Committee (the “Special Committee”) of the board of directors of the Corporation (the “Board”) as to whether the Consideration to be received by Theratechnologies Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Theratechnologies Shareholders as of the date hereof.

Engagement of Raymond James

Raymond James was first contacted by the Special Committee on or about March 14, 2025 and was formally engaged by the Special Committee pursuant to an engagement letter dated March 28, 2025 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, Raymond James has agreed to provide this Opinion to the Special Committee.

Pursuant to the terms of the Engagement Agreement, Raymond James will receive a fixed fee for rendering this Opinion. Raymond James is also to be reimbursed for all reasonable legal and other out-of-pocket expenses in accordance with the terms of the Engagement Agreement. Raymond James and its affiliates and their respective directors, officers, partners, employees, agents and controlling persons, advisors and shareholders are to be indemnified by the Corporation from and against certain potential liabilities arising out of its engagement. Raymond James’ compensation associated with the delivery of this Opinion is not contingent, in whole or in part, upon the conclusions reached in the Opinion or the outcome of the Arrangement.

Raymond James Ltd.

Suite 5400 – 40 King Street West, Toronto, ON, M5H 3Y2 • 416 777 7000 • 416 777 7020 Fax

Independence of Raymond James

Neither Raymond James nor any of its affiliates or associates is an “associated entity”, an “affiliated entity” or an “issuer insider” (as such terms are defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) of the Corporation, the Purchaser, or any of their respective affiliates or associates (collectively, the “Interested Parties”).

Raymond James has not been engaged to provide financial advisory services, nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Special Committee pursuant to the Engagement Agreement. There are no other understandings, agreements or commitments between Raymond James and the Interested Parties with respect to any current or future business dealings which are or would be material to Raymond James.

Raymond James may, in the ordinary course of its business, provide financial advisory or investment banking services to the Interested Parties or their respective affiliates or associates from time to time. In addition, in the ordinary course of its business, Raymond James acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today or in the future, positions in the securities of the Interested Parties or their respective affiliates or associates, and, from time to time, may have executed or may execute transactions on behalf of the Interested Parties or other clients for which it received or may receive compensation. In addition, as an investment dealer, Raymond James conducts research on securities, and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties or their respective affiliates or associates.

Credentials of Raymond James

Raymond James is a North American full-service investment dealer with operations located across Canada. Raymond James is a member of the Toronto Stock Exchange (“TSX”), the TSX Venture Exchange, the Montreal Exchange, the Canadian Investment Regulatory Organization (formerly the Investment Industry Regulatory Organization of Canada) (“CIRO”), the Investment Funds Institute of Canada, and the Canadian Investor Protection Fund. Raymond James and its officers have prepared numerous valuations and fairness opinions and have participated in a significant number of transactions involving private and publicly-traded companies. Raymond James is indirectly wholly-owned by Raymond James Financial, Inc. (“Raymond James Financial”). Raymond James Financial is a diversified financial services holding company listed on the New York Stock Exchange (“NYSE”) (NYSE: RJF) whose subsidiaries engage primarily in investment and financial services, including securities and insurance, brokerage, investment banking, asset management, banking and cash management, and trust services.

The Opinion expressed herein represents the opinion of Raymond James and the form and content of this Opinion have been reviewed and approved for release by a committee of managing directors of Raymond James. The committee members are professionals experienced in providing valuations and fairness opinions for mergers and acquisitions as well as providing capital markets advice. The Opinion has been prepared in accordance with the disclosure standards for fairness opinions of CIRO but CIRO has not been involved in the preparation or review of the Opinion.

Description of Theratechnologies

Theratechnologies is a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. The Corporation has three approved products: EGRIFTA SV®, EGRIFTA WR™ and Trogarzo® in the United States.

Theratechnologies is headquartered in Montreal, Canada and its shares trade on the TSX and the U.S. Nasdaq Capital Market (“Nasdaq”).

Description of Future Pak

Founded in 1977 and headquartered in Wixom, Michigan, Future Pak, along with its affiliates, is a privately held contract manufacturer, packager and distributor of pharmaceutical and nutraceutical products. Future Pak operates across retail, specialty and institutional markets, leveraging its robust infrastructure and partner network to deliver quality-first, patient-centric solutions.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied without independent verification upon, among other things, the following:

i.	Proposals submitted to the Corporation, including the non-binding indications of interest submitted by the Purchaser dated May 22, 2025 and May 25, 2025, along with their supporting documents;

ii.	A draft of the Arrangement Agreement, including the Plan of Arrangement, dated June 23, 2025 and the schedules attached thereto (together with disclosure letters relating thereto);

iii.	A draft of the form of the Contingent Value Rights Agreement dated June 23, 2025;

iv.

The Corporation’s consolidated annual financial statements, and management of the Corporation’s (“Management”) discussion and analysis for the years ended November 30, 2024, 2023, and 2022 together with notes thereto, and the auditor’s report thereon;

v.

The Corporation’s interim consolidated unaudited financial statements, and Management’s discussion and analysis for the three month periods ended February 28, 2025, August 31, 2024, May 31, 2024, February 29, 2024, August 31, 2023, May 31, 2023, February 28, 2023, August 31, 2022 , May 31, 2022, and February 28, 2022;

vi.

Certain public disclosure by the Corporation as filed on the System for Electronic Data Analysis and Retrieval + (“SEDAR +”) and the system for Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”), to the date hereof, including press releases issued by the Corporation;

vii.	Certain public investor presentations and marketing materials prepared by the Corporation;

viii.

Certain internal financial, operational, corporate and other information with respect to the Corporation, including financial models prepared by Management, as well as internal operating and financial projections prepared or reviewed by Management (and discussions with Management with respect to such information, model, projections and presentations);

ix.	Various verbal and written conversations with Management with regards to the operations, financial condition and corporate strategy of the Corporation;

x.

A financial model received from the Corporation (the “Corporation Financial Model”) dated June 28, 2025, reflecting Management’s view of financial and operating projections for the Corporation and discussions with Management with respect thereto;

xi.	Selected public market trading statistics and financial information of the Corporation and other entities considered by us to be relevant;

xii.	Other public information relating to the business, operations and financial condition of the Corporation considered by us to be relevant;

xiii.

Other publicly available information relating to selected public companies considered by us to be relevant, including where available to Raymond James, published reports by equity research analysts and industry reports;

xiv.	Information with respect to selected precedent transactions considered by us to be relevant; and

xv.	Such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

We have also participated in various discussions with Fasken Martineau DuMoulin LLP, legal counsel to the Board and the Corporation, and Norton Rose Fulbright Canada LLP, legal counsel to the Special Committee, concerning the Arrangement Agreement and related matters. Raymond James has also reviewed the Management-provided projections in the Corporation Financial Model together with the CVR milestones. Additionally, Raymond James has discussed with Management their perspectives on the likelihood of achieving the proposed CVR milestones.

We have also participated in discussions with Management, the Corporation’s financial advisor Barclays Capital Inc., as well as the Board, respecting potential alternative strategic and business development transactions with select third parties other than the Purchaser that were considered as part of the market check and sale processes conducted, and the status, outcomes and probabilities of those potential alternative strategic transactions.

Raymond James has not, to the best of its knowledge, been denied access by the Corporation to any information requested by Raymond James.

Prior Valuations

The President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer of the Corporation have represented (with respect to and on behalf of the Corporation and not in their personal capacities) to Raymond James that, to the best of their knowledge after due inquiry, there have been no valuations or appraisals relating to the Corporation or any of its subsidiaries, or any of their material assets, made in the 24 months preceding the date of this Opinion, including any “prior valuation” within the meaning of MI 61-101.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared, as a formal valuation under MI 61-101, an appraisal of any of the assets or securities of the Corporation or any of its subsidiaries and our Opinion should not be construed as such. We have relied upon the advice of counsel to the Corporation that the Arrangement is not subject to the formal valuation requirements of MI 61-101. We have relied upon, and have assumed the completeness, accuracy and fair presentation of all information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Corporation or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation.

We have not been requested to, or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Corporation in connection with preparing our Opinion and have assumed the accuracy and fair presentation of, and relied upon, the Corporation’s audited financial statements and the reports of the auditors thereon and the Corporation’s interim unaudited financial statements.

With respect to the non-historical financial data, operating and financial forecasts and budgets provided to us concerning the Corporation and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of Management, having regard to the Corporation’s business, plans, financial condition and prospects. We have also assumed that the Arrangement will be completed substantially in accordance with its terms (without any waiver or amendment of any terms or conditions) and all applicable laws, and that the Arrangement Agreement and the Circular will disclose all material facts relating to the Arrangement and will satisfy all applicable legal requirements.

We have assumed that the Arrangement Agreement (including the schedules thereto and the disclosure letter relating thereto) will not differ materially from the form of the drafts reviewed by us; we have assumed that the representations and warranties made by the parties in the Arrangement Agreement are true and correct.

The Corporation has represented to us, in a certificate of its President and Chief Executive Officer and its Senior Vice President and Chief Financial Officer dated the date hereof (with respect to and on behalf of the Corporation and not in their personal capacities), among other things, that the information (financial or otherwise), data, documents, opinions, appraisals, valuations and other information and materials of whatsoever nature or kind provided to us by or on behalf of the Corporation respecting the Arrangement, the Corporation and its subsidiaries and their respective assets, including, without limitation, the written information and discussions concerning the Corporation referred to under the heading “Scope of Review” (collectively, the “Information”), are complete, true, accurate and correct in all material respects at the date the Information was provided to us and that no change has occurred in the Information or any part thereof, since the respective dates which would have or which would reasonably be expected to have a material effect on the Opinion or the Arrangement.

Our Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Corporation, nor does it address the underlying business decision to implement the Arrangement; our Opinion does not address the treatment of the Corporation’s holders of dilutive securities under the Arrangement.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this Opinion for your purposes; we have relied upon, without independent verification, the assessment by the Corporation and its legal, tax and accounting advisors with respect to such matters.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Corporation as they are reflected in the Information and as they were represented to us in our discussions with Management and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

The Opinion is being provided to the Special Committee and the Board of Directors for their exclusive use only in considering the Arrangement and, except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, may not be published, disclosed to any other person, relied upon or used by any other person, or used for any other purpose, without the prior written consent of Raymond James. Our Opinion is not intended to be and does not constitute a recommendation to the Special Committee or the Board as to any decision with respect to the Arrangement or to any shareholder as to how they should vote on the Arrangement, nor as an opinion concerning the trading price or value of any securities of the Corporation at any time, including following the announcement, completion or termination of the Arrangement.

Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an Opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis; accordingly, our Opinion should be read in its entirety.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information, including the Information, that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of the Opinion.

Fairness Methodologies

In support of the Opinion, Raymond James has performed certain financial analyses on the Corporation, based on those methodologies and assumptions that Raymond James considered appropriate in the circumstances for the purposes of providing its Opinion. In the context of the Opinion, Raymond James has considered the following methodologies (as each such term is defined below):

a)	Premiums Paid Analysis;

b)	Public Company Trading with Premium Approach;

c)	Precedent Transactions Approach; and

d)	Discounted Cash Flow Approach.

Premiums Paid Analysis

Raymond James compared the premium represented by the Consideration, calculated with reference to the unaffected share price of the Corporation on the Nasdaq as at April 10, 2025 (the trading day immediately preceding the public press release by the Purchaser), to premiums paid for shares of target companies in Canadian change of control transactions over the past eight years and North American change of control transactions in the specialty pharmaceutical industry in the last five years (the “Precedent Premiums”) considered by us to be relevant. The observed average and median for the Precedent Premiums were 44% and 39%, respectively for Canadian change of control transactions and 85% and 65%, respectively for transactions in the North American specialty pharmaceutical industry.

Raymond James compared the implied Theratechnologies Share value as derived from the Premiums Paid Analysis to the Cash Consideration, and to the Cash Consideration plus the CVR.

Public Company Trading with Premium Approach

Raymond James compared public market trading statistics of the Corporation to corresponding data from selected publicly traded, specialty pharmaceutical companies that we considered relevant. Raymond James based its comparison on the following companies (the “Selected Publicly-Traded Peers”):

•	Knight Therapeutics Inc.

•	Cipher Pharmaceuticals Inc.

•	HLS Therapeutics Inc.

•	Medexus Pharmaceuticals Inc.

•	Emergent BioSolutions Inc.

•	Pharming Group N.V.

•	Ironwood Pharmaceuticals, Inc.

•	SIGA Technologies, Inc.

Raymond James examined multiples based on the enterprise value for each of the Selected Publicly-Traded Peers to the revenue for such companies. While Raymond James did not consider any of the Selected Publicly-Traded Peers to be directly comparable to Theratechnologies, Raymond James believed that they shared certain business, financial, and/or operational characteristics to those of the Corporation and Raymond James used its professional judgement, informed by the analysis, to arrive at ranges of multiples that would be appropriate for companies with Theratechnologies’ operational, financial and risk profile. Raymond James then applied the selected range of enterprise value multiples to the corresponding data of the Corporation for calendar year (“CY”) 2025 and CY2026, to calculate an implied equity value of Theratechnologies, to which Raymond James applied a change of control premium (the “Public Company Trading with Premium Approach”).

The Public Company Trading with Premium Approach implied an enterprise value (calculated as equity value of the Corporation plus debt, less cash and cash equivalents, and if applicable, adjusted for any minority interests or unconsolidated investments, the “Enterprise Value”) to the Corporation’s CY2025 revenue (“EV/CY2025”) multiple range of 2.3x to 2.7x, and an implied Enterprise Value to the Corporation’s CY2026 revenue (“EV/CY2026”) multiple range of 2.0x to 2.4x.

Raymond James compared the implied Theratechnologies Share value as derived from the Public Company Trading with Premium Approach to the Cash Consideration, and to the Cash Consideration plus the CVR.

Precedent Transactions Approach

Raymond James reviewed available information in connection with select change of control transactions involving specialty pharmaceutical companies that we considered relevant (the “Precedent Transactions Approach”). Raymond James considered the enterprise value of the acquired companies compared to such acquired companies’ revenue for the first and second forward calendar years from the time of such transaction. Raymond James then applied a range of selected enterprise value multiples from these transactions to the corresponding CY2025 and CY2026 data of the Corporation. The Precedent Transactions Approach implied an EV/CY2025 multiple range of 1.8x to 2.8x and EV/CY2026 range of 1.7x to 2.1x.

Raymond James compared the implied Theratechnologies Share value as derived from the Precedent Transactions Approach to the Cash Consideration, and to the Cash Consideration plus the CVR.

Discounted Cash Flow Approach

The discounted cash flow approach (the “DCF Approach”) is a present value calculation of future cash flow expectations to determine a value of a company. It involves estimating annual net discretionary (or “free”) cash flows for each year of the cash flow projection period. Where the business is expected to operate beyond the cash flow projection period, subsequent projected results are capitalized at the end of the cash flow period utilizing a terminal cash flow method, and then discounted to their present value.

Raymond James utilized an unlevered discounted cash flow analysis whereby Raymond James, using projections provided by Management, calculated the earnings before interest and taxes and then proceeded to deduct taxes, capital expenditures, anticipated working capital requirements, and add back depreciation and amortization. Raymond James’ calculations were based on projections of cash flows and other amounts prepared by Management.

The DCF Approach requires that certain assumptions be made to derive the present value of future free cash flows including, among other things, growth rates and profit margins, capital investment, working capital, discount rates, terminal multiples and terminal growth rates. As part of the DCF Approach, Raymond James performed a range of sensitivity analyses on a variety of factors. This included considering a range of estimated terminal values by assuming a growth rate on the terminal year unlevered free cash flow after tax in perpetuity. This methodology capitalizes the terminal year unlevered free cash flow after tax at the WACC (as defined below) less a growth rate reflective of the long-term growth of unlevered free cash flows after tax beyond the discrete forecast period.

The projected free cash flows of the Corporation were discounted using weighted average costs of capital (“WACC”). In developing an estimate for the WACC, Raymond James employed the capital asset pricing model to determine appropriate costs of equity for the Corporation. Key assumptions included:

•	the assessment of observed betas for each of the Selected Publicly-Traded Peers;

•	the Government of Canada 10-year bond yield;

•	a standard market risk premium; and

•	an applicable company and size specific premium.

The after-tax cost of debt reflects Raymond James’ estimate of the marginal cost of issuing new debt for the Corporation. The Corporation’s capital structure was adjusted to reflect leverage levels consistent with industry standards. The WACC utilized by Raymond James ranged from 12.4% to 14.4%.

The DCF approach implied an EV/CY2025 multiple range of 2.0x to 2.2x and an implied EV/CY2026 multiple range of 1.6x to 1.8x.

Raymond James compared the implied Theratechnologies Share value as derived from the DCF Approach to the Cash Consideration, and to the Cash Consideration plus the CVR.

Fairness Considerations

The assessment of fairness of the Consideration, from a financial point of view, must be determined in the context of the particular transaction. Raymond James based its conclusion in the Opinion upon a number of quantitative and qualitative factors including, but not limited to:

a)

the Consideration payable for each Theratechnologies Share pursuant to the Arrangement represents a significant premium that compares favourably to the premium range derived from the Premiums Paid Analysis;

b)

the Consideration payable for each Theratechnologies Share pursuant to the Arrangement compares favourably with the financial range derived from our analyses using the Public Company Trading with Premium Approach;

c)	the Consideration payable for each Theratechnologies Share pursuant to the Arrangement compares favourably with the financial range derived from our analyses using the Precedent Transactions Approach;

d)	the Consideration payable for each Theratechnologies Share pursuant to the Arrangement compares favourably with the financial range derived from our analyses using the DCF Approach;

e)	other factors or analyses, which we have judged, based on our experience in rendering such opinions, to be relevant, including, among other things:

i.	the Arrangement is value maximizing as evidenced by the result of the sale process conducted by the Special Committee, the Board and Barclays Capital Inc.; and

ii.

certain conditions and deal protections as described in the Arrangement Agreement and other agreements governing the Transaction, including the presence of a fiduciary out, which preserves the Corporation’s ability to accept a superior proposal.

Raymond James did not, in considering the fairness, from a financial point of view, of the Consideration to be received pursuant to the Arrangement, assess any income tax consequences that any particular shareholder may face in connection with the Arrangement.

[Remainder of page intentionally left blank]

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our Opinion that, as of the date hereof, the Consideration to be received by the Theratechnologies Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Theratechnologies Shareholders.

Yours very truly,

Raymond James Ltd.

QUESTIONS MAY BE DIRECTED TO THE

PROXY SOLICITATION AGENT

North America Toll-Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com